Exhibit 15.1

Swedish annual report for 2020

in English (adjusted version)

Contents

Financial report

CEO comment	2
Business in 2020	4
Letter from the Chair of the Board	9
Report of independent registered public accounting firm	26
Report of independent registered public accounting firm	27
Consolidated financial statements and notes	29
Report of independent registered public accounting firm	80
Management’s report on internal control over financial reporting	81
Risk factors	82
Five-year summaries	95
Alternative performance measures	97
The Ericsson share	102

Remuneration report

Statement from the Chair of the Remuneration Committee	1
Introduction	2
Remuneration 2020 at a glance	3
Total remuneration to the President and CEO and Executive Vice Presidents	5
Variable remuneration	6
Comparative information on the change of remuneration and Company performance	11

Corporate Governance report

Corporate Governance report	1

Ericsson Annual Report 2020

Our legal annual report consists of three parts published as one pdf, which can also be downloaded separately:

•	The Financial report, including CEO comment, business strategy, the annual accounts and consolidated accounts of the Company

•	The Corporate Governance report

•	The Remuneration report

The Company’s annual accounts and consolidated accounts are included on pages 10–85 in the Financial report and are reported on by Deloitte in the auditor’s report. The Corporate Governance report and the Remuneration report have also been subject to assurance procedures by Deloitte. We also file an Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC). All parts of the legal annual report are available on Ericsson’s website. The report Ericsson 2020 in review, published on Ericsson’s website, describes the Company, its strategy and organization.

Financial report

Part of Ericsson Annual Report 2020

Annual Report 2020

Financial report

Corporate Governance report

Remuneration report

ericsson.com

1 Financial report 2020	Ericsson Annual Report on Form 20-F 2020

This is Ericsson

Ericsson provides high-performing solutions to enable its customers to capture the full value of connectivity. The Company supplies communication infrastructure, services and software to the telecom industry and other sectors. Ericsson has approximately 100,000 employees and serves customers in more than 180 countries. Ericsson is listed on Nasdaq Stockholm and the Ericsson ADS trade on NASDAQ New York. The Company’s headquarters are located in Stockholm, Sweden.

It all started in a mechanical workshop in Stockholm in 1876 where Lars Magnus Ericsson designed telephones and his wife Hilda manufactured them by winding copper wire coils. With 5G now a commercial reality, we continue to invest to strengthen our 5G leadership. Our portfolio is designed to help our customers digitalize and to increase efficiency in an intelligent and sustainable way, while finding new revenue streams.

The business is divided into four segments with the telecom operators as the main customer group. The segments are Networks, Digital Services, Managed Services and Emerging Business and Other. The market is divided into five geographical market areas: North America, Europe and Latin America, Middle East and Africa, South East Asia, Oceania and India and North East Asia.

2	Financial report 2020 | CEO comment	Ericsson Annual Report on Form 20-F 2020

Entering a new chapter of growth and profitability

Börje Ekholm President and CEO

Despite a challenging environment in 2020, we completed our turnaround, delivered on our financial targets, and established a leadership position in 5G. More importantly, our people continued to deliver and to serve our customers with no disruptions. The pandemic showed the criticality of the digital infrastructure for society. Looking ahead, this infrastructure will increasingly drive global sustainable growth and Ericsson is well positioned to create value from the ongoing digital transformation.

“We were able to complete our turnaround, increase market share and accelerate our expansion into the enterprise market. We are also beginning a new chapter of profitable growth showing how critical our technology really is.”

During 2020, we have seen good momentum for our focused strategy. We were able to complete the turnaround, underscored by organic topline growth of 5%, a strong gross margin of 40.3%, operating margin of 12.0% and solid free cash flow before M&A amounting to SEK 22.3 billion. This means we have successfully exceeded our 2020 targets set three years ago.

As we move into the next phase of our journey, we do so from a strong position. We continue to transform the Company through maintained focus on R&D. Over the last few years, we have added more than 5,000 engineers and R&D now accounts for 26% of the total workforce. Technology leadership is critical for providing competitive solutions to our customers, but it is equally important for our cost competitiveness.

In November 2020, we presented a long-term profitability target of 15–18% EBITA margin excluding restructuring charges for the Group, and a long-term free cash flow target (before M&A) of 9–12% of sales. These targets will be achieved mainly by increasing market share in our primary segments and accelerating growth in the enterprise market. We stand firmly by our 2022 targets as an important stepping stone towards our long-term targets.

We made critical inroads into the enterprise market with the acquisition of Cradlepoint. With solutions for wirelessly connecting fixed and temporary sites such as field services and IoT devices, Cradlepoint complements our established enterprise offerings and creates new revenue streams for our mobile operator customers.

We continue to see that M&A will play an important role in further strengthening our

Company and our focus going forward will be on opportunities close to our portfolio. To ensure that we do not repeat mistakes, we have established a disciplined end-to-end process built on thorough evaluation, careful due diligence, integration planning as well as accountability and close follow-up.

The global pandemic

The COVID-19 pandemic has put the world under extreme stress. Our focus throughout has been on the health and safety of our employees, customers and other stakeholders. At the start of the pandemic, we transitioned nearly all of our staff to working from home and by the end of 2020 about 90,000 of our colleagues were working remotely, with minimal disruption to our customers. I am inspired by the level of commitment that my colleagues have shown throughout the past year. It has been a difficult one on many levels, but our people – all around the Company – have continued to deliver. All of them have my deepest gratitude.

The COVID-19 pandemic has accelerated the pace of digital transformation and confirmed that wireless connectivity is critical infrastructure that underpins society. Eventually we will return to more normal circumstances, but I don’t believe that we will revert back to the status quo that existed before. For example, we will most likely see remote working as part of the new normal.

Capturing the 5G opportunity

5G is a transformational technology, more so than previous generations of mobile connectivity. With 4G, the world had a global standard that empowered the emergence of platform companies whose value was

3	Financial report 2020 | CEO comment	Ericsson Annual Report on Form 20-F 2020

multiplied by the underlying network. This ecosystem allowed consumers to digitalize. With 5G, enterprises will be able to choose cellular connectivity as a primary access technology, likely speeding up their digitalization.

However, I caution against looking for the killer 5G app. With 4G, we did not predict in advance the emergence of the many new business models such as streaming or ride hailing. Countries that built out their 4G infrastructure first, came to dominate the app economy. We believe this development will be similar for 5G, but for enterprise applications.

Despite the pandemic, the pace of introducing new 5G functionality increased during 2020. According to our estimates, there were 220 million global 5G subscriptions at the end of 2020, with China accounting for 175 million of those – or almost 80%. 5G is no longer an eventuality, it is here and now.

Europe used to be a leader in wireless technology but started to fall behind on 4G. It now runs the risk of falling even further behind North America and North East Asia. Europe must find ways to speed up the roll-out of 5G to avoid losing its competitiveness. Return on capital for European operators is lower than cost of capital. We believe that Europe needs to review its regulation of operators, spectrum policies, while also allowing for industry consolidation.

Our Company’s position

We are now a leader in 5G technology. Since 2015, we have shipped 6 million 5G-ready radios and during 2020, we announced 44 5G contracts and we closed the year with 122 commercial agreements and 79 live 5G networks globally. Through our focused strategy, we continue to develop and deploy products, solutions and services that push the industry forward – like the introduction of software enabling 5G to operate independently of 4G networks.

We firmly believe in openness and the value of standardization. Open RAN continues to be widely discussed in our industry and we are actively participating in defining Open RAN standards. We believe Open RAN standards will continue to evolve in the coming years, starting with less-demanding applications. In October 2020, we introduced a new Cloud RAN portfolio for increased network flexibility, as a complement to high-performing purpose-built networks. We will continue to strengthen our position in Open RAN, however 5G is happening now and our focus must be on providing the wider ecosystem of developers and enterprises fast access to 5G so they can benefit from its full potential.

Our patent portfolio in cellular technology is world leading and through our 5G leadership we are confident in the strength of the portfolio long term. Thanks to our investments in R&D, we now have more than 57,000 granted patents and over 100 signed licensing agreements. Return on R&D investments, through licensing based on fair, reasonable, and non-discriminatory terms and conditions, is critical to ensure new investments in innovation and the continued success of open, collaborative standardization. However, when these terms are breached, we will take swift and firm action.

Sustainability and responsible business

Sustainability and corporate responsibility are integral parts of our business strategy and operations. We continue to support the ten principles of the UN Global Compact and the UN Guiding Principles on Business and Human Rights as important elements of our commitment to responsible business.

During 2020, Ericsson remained a driving force for global climate action. Our approach can help break the energy curve for mobile networks and how digitalization can reduce carbon emissions 15% by 2030 in sectors like transport and manufacturing. We have a target to be carbon neutral in our operations by 2030 and our 5G Smart Factory in the US, which integrates sustainability into its building design and operations, is an example of how this impacts our ways of working.

In addition, as part of our digital inclusion efforts we became the first private-sector partner of UNICEF’s Giga initiative which aims to connect every school on the planet to the internet by 2030.

We continue to improve and strengthen our Ethics and Compliance program. In June, we welcomed the independent compliance monitor who will oversee our progress in enhancing this program. While this will surely be a demanding process, I view it as a way to make sure we reach our high ambitions.

Most importantly perhaps, we remain steadfast in our efforts to foster a culture of integrity where we speak up and resolutely address any instance of incorrect behavior. We spend a significant amount of time in the Executive Team discussing these matters to ensure that we keep improving and be the company we want to be – and that people expect us to be. We have taken many important steps to engage the workforce in a cross-functional fashion, including making our processes more robust and increasing our headcount in the compliance area. But this important work continues, as we need to make sure that compliance is an integral part of how we conduct all our business.

In summary

I am proud of our results during 2020. Not only were we able to complete our turnaround, we also showed the world how critical our technology is to economic growth and sustainable development. Vital parts of our society, such as hospitals and schools, as well as families and friends, depend on the infrastructure we provide. These achievements would not be possible without our incredible people. The spirit of resourcefulness, and grit, is why Ericsson employees truly rock!

We should, however, not be complacent. 2021 will be an investment year to further strengthen our competitiveness. We also see that earnings in the year could be negatively impacted by lower patent licensing revenues due to important contract renewals and that the acquisition of Cradlepoint will have a negative effect on our operating margin. Our 2022 targets remain in place and they are a milestone on the journey towards reaching our long-term target of 15–18% EBITA margin excluding restructuring charges.

When we are finally able to look back upon the pandemic, we will see that we accelerated the digitalization of society which altered many ways of working. These developments present a great opportunity for us, as 5G will be front and center in the post-pandemic world. At the same time, we all look forward to meeting our friends and colleagues face-to face again, to interact, trade ideas and innovate. This is a basic human need that will remain. And as the physical and digital worlds continue to merge, our technology and innovations will play an essential role.

Börje Ekholm

President and CEO

4	Financial report 2020 | Business Strategy	Ericsson Annual Report on Form 20-F 2020

Business strategy

Creating long-term value

Our strategy is to create long-term value through technology leadership. We aim to address long-term opportunities that present clear advantages of scale and new, profitable revenue streams. Our ambition is to grow faster than the market, with a focused approach based on the following criteria:

•	Selective: product-led growth aligned with our streamlined portfolio and existing customer base.

•	Disciplined: commercial and financial discipline, and excellence in contract execution.

•	Profitable: growth is managed for positive returns and to support Group financial targets. New contracts for increased market footprint, may in some cases be associated with challenging near-term returns as the cost for telecom operators to change vendors can be high, however contracts are expected to be profitable over time.

A customer centric strategy

Our mission is to enable the full value of connectivity for our customers, the telecom operators. There are three key areas in which we can support our customers’ success:

•	Capture new revenue streams and new opportunities made possible by 5G and Internet of Things (IoT).
•	Improved end-customer experience – the main differentiator among telecom operators. Through Artificial Intelligence (AI) and automation, the customer experience can be considerably improved by ensuring coverage, performance and reliability. We can provide Key Performance Indicators for telecom operators so that the telecom operators can better analyze, understand, and optimize their networks to deliver a superior customer experience.

•	Relentless efficiency improvements to lower the cost of delivering the increasing traffic in the networks. 5G will increase spectrum efficiency and is also significantly more power efficient, thereby reducing cost and supporting climate targets.

Ericsson business strategy

5	Financial report 2020 | Business Strategy	Ericsson Annual Report on Form 20-F 2020

The strategy stands on a foundation of four pillars:

Technology leadership

Investments in research and development (R&D) and technology leadership allow us to bring innovative solutions to the market ahead of competitors, giving our customers an advantage.

Ericsson has a strong commitment to R&D with substantial contributions to cutting-edge standards and technologies. It is the Company’s policy to protect and capitalize on its R&D investments by creating, securing, protecting and licensing a portfolio of patents in support of the overall business goals. The value of Ericsson’s IP portfolio by the end of 2020 extended to more than 57,000 granted patents.

Ericsson supports licensing standard essential patents on fair, reasonable, and non-discriminatory terms, known as FRAND, ensuring a healthy ecosystem for the future. These licensing terms support deep standardization and allow for scalable manufacturing, thereby lowering prices for consumers. Through FRAND licensing, innovative companies are compensated via patent royalties and are thus able to continue to reinvest in the next generation of technology, unlocking the latest digital experiences for everyone to enjoy.

Cost efficiency

A cost-efficient base is essential for our business. Investments in R&D enable not only technology leadership but also cost leadership. Using the latest technology enables us to bring down cost in our solutions. This benefits both us and our customers.

Data-Driven Operations

Network complexity is rapidly increasing with 5G, Cloud, IoT and other new technologies, and it is becoming challenging for humans to keep up with this complexity. Running a 5G network, including data points in IoT, combined with demands of mission critical use-cases, is only possible when applying AI, automation and data analytics to drive the “Data-Driven Operations” of telecom networks.

Global scale and skill

Our global presence and our close interaction with our customers bring opportunities for us to grow with discipline, leading to increased market footprint and advantages of scale. The expertise that our people have is a key asset that enables us to work close to our customers across the world.

5G – new revenue opportunities

With 5G our industry will move beyond connecting people; it will also connect machines and things. 5G is a powerful platform for innovation, opening up new revenue opportunities for telecom operators in both the consumer segment and the enterprise segment. We are already seeing that 5G is supporting telecom operators to deliver new, differentiating services to consumers with upside revenue potential, and there is also significant upside revenue potential for telecom operators who invest in delivering new 5G enterprise services. Our studies show that, globally, telecom operators could see an additional revenue opportunity of some USD 700 billion by 2030, driven by industry sectors such as healthcare, manufacturing and automotive.

We aim to address these enterprise opportunities and continue to sell through our existing telecom operator relationships and go-to-market models. Our ambition is to service our customers by developing competitive industrial solutions that are easy to scale, such as our global IoT platform and private networks solutions. We have increased our M&A capabilities, and we see portfolio-near acquisitions as enablers for future growth. Our aim is to grow and create value by investing in solutions that support our customers’ new revenue streams, drive traffic to mobile networks and drive increased demand for network quality.

Driving our business through four segments and five market areas

Our business is divided into four segments. All segments address the same customer group, primarily the telecom operators. The segments are Networks, Digital Services, Managed Services and Emerging Business and Other.

In Networks we provide hardware, software and services for our customers to build and evolve their mobile networks.

Digital Services is a software-led business supporting our customers as they move to a cloud-native environment, providing solutions for our customers to operate, control and monetize their mobile networks.

With our Managed Services offering we operate our customers’ networks. Our AI and data driven Managed Services offering, Ericsson Operations Engine, proactively manages telecom operator networks to enhance customer experience, drive agile service creation and optimize costs.

In Emerging Business and Other we explore how our customers can leverage connectivity in order to create new revenue streams and new types of businesses within the enterprise segment.

Our market is divided into five geographical market areas. The market areas are responsible for selling and delivering products and solutions developed by our segments. Staying close to our customers is key. In line with the strategy, we have shifted more responsibility to the market areas, to ensure that we stay close to our customers while maintaining central guidelines and governance structures to ensure, among other things, price discipline.

Sustainability and Corporate Responsibility

Our approach to sustainability and corporate responsibility is an integral part of the Company’s strategy, business model, governance and culture and is embedded across its operations to drive business transformation and create value for stakeholders.

We are committed to creating positive sustainability impacts and reducing risks to the Company and its stakeholders through its technology, solutions, operations and the expertise of its employees.

6	Financial report 2020 | Business model	Ericsson Annual Report on Form 20-F 2020

Business model

Our business model is constructed to manage changing market requirements and to capture new business opportunities. Customer focus and motivated employees are key to driving our business, creating stakeholder value and building a stronger company long term.

We develop innovative and cost competitive solutions for our customers.	Motivated and talented employees drive our business.

7	Financial report 2020 | Business model	Ericsson Annual Report on Form 20-F 2020

We create value for our stakeholders by building a stronger company long term.

8	Financial report 2020 | Business model	Ericsson Annual Report on Form 20-F 2020

The four segments

9	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Letter from the Chair of the Board

Ronnie Leten

Chair of the Board

Dear shareholders,

The Board’s highest priority during the global pandemic has been the health, safety and well-being of Ericsson’s employees, customers and other stakeholders. The global challenges brought by the pandemic have required a lot from the organization. But, being a communication technology company, Ericsson was able to transition rapidly to a new reality and to adapt to new ways of working and collaboration, and by the end of 2020 about 90,000 employees were working remotely. The Board too has adjusted to the ‘new normal’, and has shifted from meeting face-to-face to virtual meetings, while remaining focused on its assignments.

I am truly impressed by all the efforts and accomplishments that Ericsson’s employees have made during this challenging year. We have increased our revenues organically by 5% and delivered a solid operating margin of 12.0%, which is the strongest since 2007. Free cash flow (before M&A) amounted to an impressive SEK 22.3 billion. We have also increased our market share in important countries and regions like for example the US, China, Japan and Europe. The organization’s relentless focus on innovation and its speed in execution is clearly reflected in our performance during 2020. I therefore want to take the opportunity, early on in this letter, to say thank you to all our employees for a job well done in 2020. Your efforts have not gone unnoticed.

One of the top priorities for the Board is to oversee the Company’s continued strengthening of its Ethics and Compliance program to ensure that the Company lives up to high standards, with our Code of Business Ethics providing an important framework. The Board views the Company’s ongoing initiatives to continuously foster a ‘speak-up’ culture as critical to succeeding with this work and supports the Company’s ongoing cultural transformation program, Ericsson on the Move, aimed at fostering a culture based on integrity and fact-based decision making. It is a key priority for the Board that Ericsson can retain, motivate and attract talented employees. For this purpose, Ericsson also has a long-term variable compensation program focused on value creation.

During the year, a three-year independent compliance monitorship started as part of the Deferred Prosecution Agreement with the U.S. Department of Justice (DOJ). The independent compliance monitor reviews Ericsson’s compliance with the terms of the settlement, evaluates Ericsson’s progress in implementing and operating its enhanced compliance program and will submit periodic reports. The Board has met with the monitor on several occasions and has been impressed by the level of expertise and the constructive approach.

Ericsson’s strategy is based on the needs of its customers, the telecom operators. The Board concludes that innovation and investments in technology and R&D have been fundamental in reaching the Company’s targets for 2020 and allowing Ericsson to build a stronger company long term. The Company’s continued investments have strengthened Ericsson’s position as a leader in 5G and its ability to gain 5G footprint through its customer-centric competitive offering. There are still several growth opportunities for Ericsson to address, including in the area of new enterprise applications that will leverage the speed, latency and security characteristics of 5G. These applications are expected to provide many new opportunities for Ericsson’s customers to capture growth.

The key to our successful business performance is linked to the achievement of our ambitious sustainability targets and programs. A strong focus on responsible business and sustainability delivers value to both Ericsson, our customers and society. For example, the

Company takes a full value chain approach to its climate action efforts, which include founding the 1.5°C Supply Chain Leaders initiative to help suppliers halve their emissions before 2030. We have set a target to be carbon neutral in our own operations by 2030 and to deliver a portfolio and solutions that help our customers break the energy curve. We also deliver digital solutions to transform industries and help reduce global emissions by 15%.

The Board is confident that Ericsson is well positioned to deliver long-term value through a combination of R&D investments and innovation, a continuous focus on responsible business, talent management and leadership. Furthermore, it is important for the Board that Ericsson continues its high focus in creating value for our customers. The Board monitors Ericsson’s capital structure with the aim of retaining a strong balance sheet and a positive free cash flow. The Board will propose a dividend for 2020 of SEK 2.00 (1.50) per share to the Annual General Meeting.

When we start to adjust to a life after the pandemic, it will become even more evident that mobile networks have become a large part of a nation’s critical infrastructure, and that high-quality connectivity is essential for everyday life. The Board remains positive to the long-term outlook for the industry and is confident that Ericsson is well positioned to execute its strategy of building a stronger Company long term.

Finally, on behalf of all members of the Board, I want to thank Börje Ekholm, and all employees at Ericsson, for your efforts in 2020. We are looking forward to working with you all in 2021.

Ronnie Leten

Chair of the Board

10	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Board of Directors’ report

Contents

10	Business in 2020
11	Financial highlights
14	Business results – Segments
16	Business results – Market Areas
17	Corporate Governance
17	Material contracts
17	Risk management
17	Sourcing and supply
18	Sustainability and Corporate Responsibility
18	Information security
18	US FCPA settlement
18	Legal proceedings
19	Parent Company
19	Share information
19	Proposed disposition of earnings
20	Guidelines for Remuneration to Group Management
25	Board assurance

2020 highlights

•	Sales adjusted for comparable units and currency grew by 5%, with Networks growing by 10%. Reported sales increased by 2% to SEK 232.4 billion.

•	Reported gross margin was 40.3% (37.3%), with improvements in all segments.

•	Reported operating income improved to SEK 27.8 (10.6) billion.

•	Reported net income was SEK 17.6 (1.8) billion.

•	Free cash flow before M&A amounted to SEK 22.3 (7.6) billion. 2019 included a payment of SEK –10.1 billion related to the resolution of the US SEC and DOJ investigations.

•	The Board of Directors will propose a dividend for 2020 of SEK 2.00 (1.50) per share to the AGM.

Business in 2020

In 2020, sales increased by 2% driven by sales growth in Networks, where sales increased by 7%, primarily driven by increased hardware deliveries following the increased market footprint. From a geographical perspective growth was primarily driven by increased sales in North East Asia, North America and Europe.

Sales decreased in Digital Services by –6% mainly due to a decline in sales in the legacy portfolio, primarily in hardware. Managed Services sales declined by –12%, mainly due to reduced variable sales in a large contract in North America, post the merger between two large operators, and transfer of a contract to an associated company. Exits of non-strategic contracts also contributed to the sales decline.

A stronger Swedish krona (SEK) had a negative impact on reported sales in all segments. Sales growth adjusted for comparable units and currency was 5%.

IPR licensing revenues increased to SEK 10.0 (9.6) billion as lower volumes with one licensee were offset by new contracts.

Gross margin improved to 40.3% (37.3%) with improved gross margins in all segments. A lower share of services sales had a positive impact on the gross margin. The improved Networks margin was supported by operational leverage. Digital Services margin improved due to increased share of software as well as limited impact from the critical contracts in 2020. Managed Services gross margin improved mainly as an effect of efficiency gains.

Operating expenses increased to SEK –66.3 (–64.2) billion. Research and development (R&D) expenses increased in segment Networks through increased investments in a broader portfolio of antenna and site solutions and in 5G. Selling and administrative (SG&A) expenses increased mainly due to the acquired Cradlepoint business as well as continued investments in compliance and digital transformation. Provision release from from impairment losses on trade receivables was lower than previous year, impacing the year negatively SEK 0.1 (0.7) billion.

Restructuring charges increased to SEK –1.3 (–0.8) billion. The restructuring charges were mainly related to restructuring of the acquired antenna and filter business in segment Networks and to organizational changes as a consequence of the operator merger in North America.

Operating income was SEK 27.8 (10.6) billion. Operating income in 2019 was impacted by costs of SEK –10.7 billion related to a resolution regarding the investigations by the US SEC and DOJ.

The number of employees increased to 100,824 (99,417) mainly due to the acquisition of Cradlepoint.

Free cash flow before M&A amounted to SEK 22.3 (7.6) billion. 2019 was impacted by payments of SEK –10.1 billion related to the resolution of the US SEC and DOJ investigations.

The improvement in cash flow was driven by improved profitability. Net cash at December 31 was SEK 41.9 (34.5) billion.

11	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Financial highlights

Net sales

Reported sales increased by SEK 5.2 billion or 2% to SEK 232.4 (227.2) billion. Networks sales increased by SEK 11.0 billion or 7%, Digital Services sales decreased by SEK –2.5 billion or –6%, Managed Services sales decreased by SEK –3.0 billion or –12% and Emerging Business and Other sales decreased by SEK –0.3 billion or –4%. Sales adjusted for comparable units and currency increased by 5%.

IPR licensing revenues increased to SEK 10.0 (9.6) billion as lower volumes with one licensee were offset by new contracts.

Sales growth in Networks was primarily driven by higher hardware deliveries following increased footprint. In the geographical dimension, sales growth was primarily driven by North East Asia, North America and Europe. Sales growth adjusted for comparable units and currency increased by 10%.

Digital Services sales declined mainly due to lower sales in the legacy portfolio, primarily in hardware. Sales grew in South East Asia, Oceania and India and in North East Asia. Sales adjusted for comparable units and currency declined by –3%.

Sales declined in Managed Services, mainly due to lower variable sales in a managed services contract in North America post the merger between two large operators, and transfer of a managed services contract to an associated company. Sales adjusted for comparable units and currency decreased by –10%.

Sales in Emerging Business and Other declined due to reduced sales in the media businesses. Sales adjusted for comparable units and currency decreased by –4%.

In the market area dimension, sales growth in North East Asia, North America as well as in South East Asia, Oceania and India offset a decline in the two remaining market areas.

The sales mix by commodity was: software 22% (21%), hardware 41% (38%) and services 37% (41%).

Gross margin

Reported gross margin was 40.3% (37.3%). Gross margin excluding restructuring charges improved to 40.6% (37.5%) with strong margin improvements in all segments. A lower share of services sales had a positive impact on the gross margin. Networks margin was supported by operational leverage. Digital Services margin improved due to increased share of software as well as limited impact from the critical contracts in 2020. Managed Services gross margin improved mainly as an effect of efficiency gains. The gross margin in Emerging Business and Other increased driven by Emerging Business (IoT Platforms, Edge Gravity exit and Cradlepoint).

Restructuring charges included in the gross margin increased to SEK –0.7 (–0.3) billion.

Operating expenses

Operating expenses increased to SEK –66.3 (–64.2) billion with increases in research and development expenses, selling and administrative expenses and reduced provision release from impairment losses on trade receivables.

Research and development (R&D) expenses

R&D expenses increased to SEK –39.7 (–38.8) billion. Higher R&D expenses in segment Networks driven by investments in a broader portfolio of antenna and site solutions and in 5G, while R&D investments in Digital Services decreased.

Restructuring charges impacted R&D expenses by SEK –0.4 (–0.3) billion.

Selling and administrative (SG&A) expenses

SG&A expenses increased to SEK –26.7 (–26.1) billion mainly due to the acquired Cradlepoint business as well as continued investments in compliance and digital transformation. Revaluation of customer financing was SEK –0.3 (–0.7) billion. Restructuring charges impacted SG&A expenses by SEK –0.2 (–0.1) billion.

Impairment losses on trade receivables

Impairment losses on trade receivables were SEK 0.1 (0.7) billion.

Other operating income and expenses

Other operating income and expenses was SEK 0.7 (–9.7) billion. Costs of SEK –10.7 billion related to the resolution of the US SEC and DOJ investigations impacted 2019 negatively.

Share in earnings of JVs and associated companies was SEK –0.3 (–0.3) billion.

Restructuring charges

Restructuring charges increased to SEK –1.3 (–0.8) billion. The restructuring charges were mainly related to restructuring of the acquired antenna and filter business in segment Networks and to organizational changes as a consequence of the operator merger in North America.

12	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Operating income and margin

Reported operating income improved to SEK 27.8 (10.6) billion. Operating margin in 2019 was impacted by costs of SEK –10.7 billion related to the resolution of the investigations by US SEC and DOJ. Operating income, excluding restructuring charges and the SEC and DOJ resolution regarding the investigations costs in 2019, improved to SEK 29.1 (22.1) billion, with an operating margin excluding restructuring charges of 12.5% (9.7%). The improvement was primarily driven by hardware sales in segment Networks.

Financial income and expenses, net

The financial net improved to SEK –0.6 (–1.8) billion, mainly due to positive currency hedge effects. The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK 1.0 (–0.3) billion. The SEK strengthened against the USD between December 31, 2019 (SEK/USD rate 9.32) and December 31, 2020 (SEK/USD rate 8.19).

Taxes

Taxes were SEK –9.6 (–6.9) billion impacted by the increased income. The tax rate in 2020 was 35%. Costs of SEK –10.7 billion related to the resolution of the US SEC and DOJ investigations were handled as non-tax-deductible in 2019. Excluding these costs, the 2019 tax rate was approximately 35%.

Net income and EPS

Net income improved to SEK 17.6 (1.8) billion driven by stronger operating income. EPS diluted was SEK 5.26 (0.67) and adjusted EPS was SEK 5.83 (1.07).

Employees

The number of employees on December 31, 2020, was 100,824, an increase of 1,407 employees compared with December 31, 2019. The increase is mainly to be found in the employee categories of R&D, product management and sales. 709 employees joined through the acquired Cradlepoint business.

Cash flow

Cash flow from operating activities

Reported cash flow from operating activities improved to SEK 28.9 (16.9) billion, as a result of improved income. The impact from changes in net operating assets and liabilities was SEK –3.6 (2.8) billion and SEK –0.5 billion when adjusted for a capital injection of SEK –3.0 billion made into the Ericsson Swedish Pension Trust, affecting cash flow negatively, as described under “Financial position”. Working capital efficiency has improved as a result of a strong focus on cash flow. Accounts receivables days of sales outstanding improved to 69 (75) days and adjusted working capital days improved to 65 (75) days. The increased business momentum has led to an increasing demand for customer financing solutions. Most of such financing has been successfully transferred to banks and the amount of customer finance credits on the balance sheet remains low. Provisions of SEK 4.0 (7.6) billion were utilized, of which SEK 0.8 (1.8) billion related to restructuring charges.

Free cash flow

The improved profitability, in combination with continued focus on cash flow, resulted in Free cash flow before M&A of SEK 22.3 (7.6) billion.

Cash flow from investing activities

Reported cash flow from investing activities was SEK –15.2 (–3.5) billion. Acquisitions/ divestments of subsidiaries was SEK –9.6 (–1.5) billion of which SEK –9.5 billion was related to the acquisition of Cradlepoint. Investments in interest-bearing securities amounted to SEK –1.3 (4.2) billion. Investments in property, plant and equipment were SEK –4.5 (–5.1) billion, including investments in the US production plant. In addition, product development decreased to SEK –0.8 (–1.5) billion due to reduced capitalization of development expenses.

Cash flow from financing activities

Reported cash flow from financing activities was SEK –12.5 (–6.9) billion. Dividends were SEK –6.0 (–4.5) billion of which SEK –5.0 billion was related to dividends to shareholders and SEK –1.0 billion to dividends to minority shareholders in Ericsson’s subsidiaries. Borrowings declined mainly due to repayment of a bilateral loan with the European Investment Bank (EIB). The impact of lease liabilities was SEK –2.4 (–3.0) billion.

Financial position

Gross cash was SEK 72.0 (72.2) billion, while net cash increased to SEK 41.9 (34.5) billion as a result of the strong free cash flow despite cash payments for Cradlepoint of SEK –9.5 billion and repayment of the bilateral loan with the European Investment Bank (EIB) of SEK –5.8 billion.

Liabilities for post-employment benefits increased to SEK 37.4 (35.8) billion, due to lower interest rates despite a capital injection of SEK –3.0 billion into the Swedish Pension Trust. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 11.8 billion lower (SEK 25.6 billion) as of December 31, 2020.

13	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

During 2020 there was a funding need for approximately SEK 4 billion for the Swedish pension plan of which SEK 3 billion was covered by payments in second and third quarter into the Swedish Pension Trust and SEK 1 billion by providing a pledged business mortgage to PRI Pensionsgaranti. Details regarding Ericsson’s pension plans can be found in note G1 “Post-employment benefits” of the Annual Report.

The average maturity of long-term borrowings was 2.7 years as of December 31, 2020, unchanged from 12 months earlier.

Ericsson has an unutilized revolving credit facility of USD 2.0 billion.

Ericsson has an undrawn credit facility agreement of EUR 250 million with the European Investment Bank (EIB).

Ericsson refinanced a loan of USD 170 million with the Swedish Export Credit Corporation (SEK) with a new bond loan of USD 200 million, resulting in a net increase in funding of USD 30 million. The new facility is set to mature in December 2030.

The Company’s primary liquidity requirements are to fund research and development activities to strengthen the product portfolio, additional capital expenditures (e.g. investing in production- and test facilities), investment in working capital, regular dividends and debt repayment schedules.

At December 31 2020, gross cash amounted to SEK 72.0 billion, comprising SEK 43.6 billion of cash and cash equivalents and SEK 28.4 billion of interest-bearing securities. Ericsson expects that gross cash together with cash flow generated by the operations, will provide sufficient liquidity to fund the requirements for the next twelve months and thereafter for the foreseeable future. The Company continues to review the short-term and long-term cash needs on a regular basis, factoring in any changes to the strategic plan, the competitive landscape and overall market terms, as and when required.

The capital turnover remained at 1.4 (1.4) times, while Return on Capital Employed (ROCE) improved to 17.0% (6.7%) driven by improved operating income.

In June 2020, Moody’s upgraded Ericsson’s rating to Ba1 (“investment grade”) with stable outlook and in November Standard & Poor’s upgraded Ericsson’s rating to BBB- (“investment grade”) with stable outlook. Both Standard & Poor’s and Fitch have a long-term BBB- (“investment grade”) rating on Ericsson with stable outlook.

Research and development, patents and licensing

In 2020, R&D expenses amounted to SEK –39.7 (–38.8) billion. R&D expenses increased by SEK 0.8 billion when excluding restructuring charges of SEK –0.4 (–0.3) billion and the net effect of capitalized and amortized development expenses of SEK 0.2 (0.3) billion. The number of R&D resources increased to 26,169 (25,100) and the number of patents continued to increase and amounted to more than 57,000 (54,000) granted patents by end of 2020.

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

Most recent three-year average seasonality

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change, sales	–24%	13%	5%	19%
Share of annual sales	21%	24%	25%	30%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2020, capital expenditure was SEK 4.5 (5.1) billion, representing 1.9% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals. As of December 31, 2020, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2018–2020

SEK billion	2020	2019	2018
Capital expenditures	4.5	5.1	4.0
Of which in Sweden	1.9	2.0	1.3
Share of annual sales	1.9%	2.3%	1.9%

Capitalized development expenses

Capitalized development expenses reduced to SEK –0.8 (–1.5) billion due to 5G development projects. The net effect on operating income of capitalized and amortized development expenses was SEK 0.2 (0.3) billion.

14	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Business results – Segments

Networks

Networks represented 71% (68%) of Group net sales in 2020. The segment offers a multi-technology capable Radio Access Network (RAN) solution for all spectrum network bands, including integrated high-performing hardware and software. The offering also includes a transport portfolio through own solutions and partnering, an integrated antenna solution and a complete service portfolio covering network deployment and support.

Net sales

Reported sales increased by 7% in 2020 to SEK 166.0 (155.0) billion. Growth was primarily due to increased hardware deliveries following the increased market footprint. Sales adjusted for comparable units and currency increased by 10%. From a geographical perspective growth was primarily driven by increased sales in North East Asia, North America and Europe. Sales declined in Latin America and Africa, due to the macroeconomic situation on the back of COVID–19.

The Networks share of IPR licensing revenues was SEK 8.2 (7.9) billion.

Gross margin

Reported gross margin increased to 43.6% (41.8%). Gross margin excluding restructuring charges increased to 43.8% (41.8%) as a result of the continued strengthening of operational leverage.

Operating income and margin

Reported operating income increased to SEK 30.9 (24.8) billion, with an increase in operating margin to 18.6% (16.0%). Operating margin excluding restructuring charges increased to 19.0% (16.0%) driven by sales growth and improved gross margin. Operating expenses increased by SEK –1.7 billion to SEK –41.9 billion due to higher R&D investments in 5G and in a broader portfolio of antenna and site solutions as well as an increase in restructuring charges.

Impairment losses on trade receivables impacted operating expenses by SEK 0.2 (–0.1) billion. Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs was SEK 0.3 (1.1) billion.

Digital Services

Digital Services represented 16% (18%) of Group net sales in 2020. The segment provides software-based solutions for business support (BSS), operational support (OSS), communication services, core networks, and cloud infrastructure. The focus is on cloud native and automation solutions supporting our customers’ 4G and growing 5G consumer and enterprise business.

Net sales

Reported sales decreased by –6% in 2020 to SEK 37.3 (39.9) billion. Sales adjusted for comparable units and currency decreased by –3%, mainly impacted by a sales decline in the legacy portfolio, primarily in hardware. Sales grew in South East Asia, Oceania and India and in North East Asia, while sales in the remaining three market areas declined.

The growth portfolio had good business momentum and sales grew by 6% in 2020. Important 5G Core contracts have been signed with several tier–1 operators and are expected to generate revenues in 2021 and beyond.

The Digital Services share of IPR licensing revenues was SEK 1.8 (1.7) billion.

Gross margin

Reported gross margin increased to 41.9% (37.2%) supported by an increased share of software sales. The impact of critical contracts was limited in 2020.

Operating income (loss)

Reported operating income (loss) was SEK –2.2 (–4.0) billion. Operating income (loss) excluding restructuring charges was SEK –2.2 (–3.4) billion. The improvement was driven by higher gross margin and lower operating expenses. Operating expenses declined by SEK 1.1 billion of which SEK 0.4 billion was related to lower restructuring charges. The net impact of capitalized and amortized development expenses was SEK –0.1 (–0.9) billion. R&D expenses remained at the same level as in 2019, with a shift of investments towards the cloud-native 5G portfolio.

15	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Breakdown of operating income in segment

Emerging Business and Other

SEK billion	Full year 2020	Full year 2019
Segment operating income	–2.4	–12.5
of which Emerging Business, iconective, media businesses, Cradlepoint and common costs	–2.6	–2.4
of which SEC and DOJ settlement costs	0.3	–10.7
of which costs for ST- Ericsson wind- down	–0.1	–0.3
of which a refund of social security costs in Sweden	0.0	0.9

Business results – Segments, cont.

Managed Services

Managed Services represented 10% (11%) of Group net sales in 2020. The segment provides Networks and IT Managed Services, Network Design and Optimization, and Application Development and Maintenance to telecom operators.

These are delivered through the AI-driven Ericsson Operations Engine, a set of capabilities that transform operations to enhance customer experience, drive agile service creation and optimize costs in multi-vendor environments.

Net sales

Reported sales declined by –12% in 2020 to SEK 22.6 (25.6) billion. Sales adjusted for comparable units and currency decreased by –10%, mainly due to reduced variable sales in a large contract in North America, post the merger between two large operators, and transfer of a contract to an associated company. Exits of non-strategic contracts also contributed to the sales decline. Sales in Managed Services IT showed growth.

Gross margin

Reported gross margin increased to 17.8% (15.6%). Gross margin excluding restructuring charges increased to 18.9% (15.8%), mainly as a result of efficiency gains and higher variable sales, partly offset by lower sales.

Operating income

Reported operating income was SEK 1.6 (2.3) billion. Operating income excluding restructuring charges was SEK 1.8 (2.4) billion. In 2019 there was a positive effect of a reversal of a provision for impairment of trade receivables of SEK 0.7 billion. Despite the decline in sales, operating income excluding restructuring charges and the above mentioned provision reversal, increased by SEK 0.2 billion compared to previous year.

Restructuring charges amounted to SEK –0.3 (0.0) billion.

Emerging Business and Other

Segment Emerging Business and Other represented 3% (3%) of Group net sales in 2020. Ericsson supports enterprises by providing reliable and secure cellular solutions that are easy to use, adopt and scale for global and local needs.

The segment includes:

•	Emerging Business, including IoT, iconectiv, Cradlepoint and New businesses

•	Media businesses, including Red Bee and a 49% ownership of MediaKind.

Net sales

Reported sales decreased by –4% in 2020 to SEK 6.5 (6.8) billion. Sales in Emerging Business grew driven by the acquired Cradlepoint business and by IoT platforms. Sales adjusted for comparable units and currency decreased by –4%.

Gross margin

Reported gross margin increased to 25.6% (18.9%). Gross margin excluding restructuring charges increased to 28.0% (19.6%). The increase was driven by Emerging Business (IoT Platforms, Edge Gravity exit and Cradlepoint).

Operating income (loss)

In 2020 operating income was positively impacted by SEK 0.3 billion related to a provision release related to costs for the compliance monitor.

In 2019 operating income was impacted by costs of SEK –10.7 billion related to the resolution of the US SEC and DOJ investigations, a refund of earlier paid social security costs in Sweden of SEK 0.9 billion and by a cost of SEK –0.3 billion related to the wind-down of the ST-Ericsson legal structure.

Reported operating income (loss) was SEK –2.4 (–12.5) billion. Operating income (loss) excluding restructuring charges and above mentioned one-off items of SEK 0.3 (–10.1) billion was SEK –2.1 (–2.3) billion.

Media Solutions operating income (loss) excluding restructuring charges and the above mentioned provision release related to the compliance monitor was SEK –0.3 (–0.3) billion including Ericsson’s 49% share in earnings of MediaKind.

Red Bee Media’s operating income improved, despite lower sales due to COVID–19.

The exit of the Edge Gravity business in the second quarter positively contributed to profitability.

Restructuring charges amounted to SEK –0.3 (–0.1) billion.

16	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Business results – Market areas

North America

Sales increased driven by 5G network deployments across all major customers. Managed Services sales decreased after the merger between two operators. In Digital Services the sales increase in the growth portfolio did not fully compensate for the decline in legacy products.

Europe and Latin America

Sales decreased due to earlier decisions on Managed Services contract exits and reduced sales in Latin America due to macroeconomic conditions following COVID-19. Networks sales increased in Europe as a result of market share gains, partly offsetting the sales decline in Latin America.

Middle East and Africa

Sales decreased primarily due to macroeconomic conditions and delayed investments in Networks and Digital Services. Continued 5G deployments in the Middle East contributed positively. Managed Services sales were stable.

South East Asia, Oceania and India

Network sales remained flat. Growth in Managed Services was driven mainly by a new contract. Digital Services sales increased due to continued LTE investments and 5G momentum.

North East Asia

Sales increased. Strong Networks sales growth was driven by 5G deployment in Mainland China and increased business volumes in Japan, Taiwan and Hong Kong. Digital Services sales grew through 5G core network deployments.

Other

IPR licensing revenues increased to SEK 10.0 (9.6) billion, as lower volumes with one licensee were offset by new contracts.

17	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Corporate Governance

In accordance with the Annual Accounts Act and the Swedish Corporate Governance Code (the “Code”), a separate Corporate Governance Report, including an internal control section, has been prepared and appended to this Annual Report.

Continued compliance with the Swedish Corporate Governance Code

Ericsson is committed to complying with best-practice corporate governance standards on a global level wherever possible. For 2020, Ericsson does not report any deviations from the Code.

Business integrity

Ericsson’s Code of Business Ethics summarizes the Group’s basic policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out how the Group works to secure that business activities are conducted with a strong sense of integrity. Upon recruitment, new employees are asked to acknowledge the code. The Company reviews and updates the Code of Business Ethics’ content on a regular basis and periodically runs an acknowledgment process to ensure that everyone performing work for Ericsson has read and understood it.

Board of Directors

At the Annual General Meeting, held on March 31, 2020, Ronnie Leten was re-elected Chair of the Board, and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected members of the Board. As of March 31, 2020, Torbjörn Nyman, Kjell-Åke Soting and Roger Svensson were appointed employee representatives by the unions, with Anders Ripa, Loredana Roslund and Per Holmberg as deputies.

Management

Since 2017 Börje Ekholm is the President and CEO of the Group. The President and CEO is supported by the Group management, consisting of the Executive Team.

Ericsson has a global management system (EGMS) to ensure that Ericsson’s business is well managed and has the ability to fulfil the objectives of major stakeholders within established risk limits and with reliable internal control. The management system also aims to ensure compliance with applicable laws, listing requirements and governance codes.

Remuneration

Remuneration to the members of the Board of Directors and to Group management are reported in note G2, “Information regarding members of the Board of Directors and the Group management.” Further information about remuneration to the President and CEO and the Executive Vice Presidents is included in the “Remuneration report” appended to this Annual Report.

Guidelines for remuneration to Group management

The Board of Directors does not propose any changes to the Guidelines for remuneration to Group management resolved by the Annual General Meeting 2020, which are intended to remain in place for four years until the Annual General Meeting of shareholders 2024. The current Guidelines are included on pages 20–24.

Long-Term Variable Compensation Program 2020 (LTV 2020) for the Executive Team

Ericsson has share-based Long-Term Variable Compensation Programs in place for the Executive Team. LTV 2020 for the Executive Team was approved by the Annual General Meeting 2020. Details of LTV 2020 are explained in note G3, “Share-based compensation.”

Material contracts

Material contractual obligations are outlined in note D4, “Contractual obligations.” These are primarily related to leases of office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations as well as the purchase of components for the Company’s own manufacturing.

The Company is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements, such as for example financing agreements and certain license agreements. However, considering among other things the Company’s strong financial position, the Company believes that none of the agreements currently in effect would in and of itself entail any material consequence for Ericsson due to a change in control of the Company.

Risk management

Ericsson’s Enterprise Risk Management (ERM) framework is an integrated part of the Ericsson Group Management System. The aim of the ERM framework is to strengthen the Group’s governance by integrating risk management with strategy-setting and execution. The ERM framework is designed to establish an adequate and effective management of risk, i.e. the uncertainty in achieving the strategic objectives of the Company. The framework provides methods to identify, assess and treat the risks, and to agree on the Company’s risk appetite and risk tolerance.

Each manager is responsible for handling the risks that emerges from the respective area of responsibility. The responsibility for identified prime risks of the Company is always allocated to an Executive Team member. The Group Risk Management function is responsible for driving the ERM strategy execution and the ERM operations on Group level. The head of each group function, market area and business area, is accountable for appointing one or several risk manager(s) to drive risk management within the unit’s area of responsibility, and for overseeing the ERM in the respective unit. The Chief Financial Officer is accountable for performing oversight of ERM, and the Board of Directors and the Audit and Compliance Committee are responsible for reviewing the effectiveness and appropriateness of ERM.

For information on risks that could impact the fulfillment of objectives, and form the basis for mitigating activities, see the other sections of the Board of Directors’ report, notes A2 “Critical accounting estimates and judgments,” F4 “Interest-bearing liabilities,” F1 “Financial risk management” and the chapter Risk factors.

Sourcing and supply

Ericsson’s hardware largely consists of electronics. For manufacturing, the Company purchases customized and standardized components and services from both global, regional and local suppliers.

The Company negotiates global supply agreements with its primary suppliers. In general, Ericsson endeavours to have alternative supply sources and seeks to avoid single source supply situations.

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies. Ericsson is focusing internal manufacturing on new product introductions and new technologies. The majority of the matured portfolio is outsourced through production partners. Ericsson has internal production sites in Estonia, China and Brazil. During 2020 a new production site has been established in the USA.

The Company requires suppliers to comply with The Ericsson Code of Conduct for Business Partners. All partners and suppliers are required to develop, implement and maintain environmentally responsible business practices, considering their identified environmental aspects and risks.

Business Partners are required to have an environmental management system and

18	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

to be aware of and comply with applicable environmental legislation, permits and reporting requirement. Where the requirements in the Ericsson Code of Conduct for Business Partners are higher than local standards and laws, the requirements of the Code should be applied.

Ericsson works to reduce environmental impacts and emissions in product portfolio and supply chain. The circular economy encapsulates Ericsson’s approach to environmental sustainability, where the Company continuously strives to minimize the negative impacts of its operations, and to improve the environmental and energy performance of its products to reduce societal environmental impact. Minimizing waste is key to a circular economy and high reuse and recycling rates form part of the standard requirements for the Company´s smart product design.

Ericsson has set a target for high emitting and strategic suppliers to set their own 1.5°C aligned climate targets.

Sustainability and Corporate Responsibility

Ericsson’s approach to sustainability and corporate responsibility is an integral part of the Company’s strategy and culture and is embedded across its operations to drive business transformation and create value for stakeholders.

Ericsson is committed to creating positive sustainability impacts and reducing risks to the Company and its stakeholders through its technology, solutions, operations, and the expertise of its employees.

Information security

Information security, focused on preserving the confidentiality, integrity and availability of information, is a key element in Ericsson’s operational resilience. Information security is a highly prioritized area in Ericsson supporting a changing regulatory environment, stakeholder requirements and increased government oversight. As both the value of information and the capabilities of threat actors increase, information security has become a matter of national importance globally and a key consideration in the Information and Communication Technology (ICT) sector.

Policies and directives establish the security requirements across Ericsson. Ericsson’s Product Security framework includes a mandatory area specifically addressing regulatory requirements for security, which is applicable to all products while the Enterprise Security Framework is the applicable internal regulation for protecting the company and ensuring that security is considered throughout the entire product life cycle.

Ericsson’s Information Security Management System is globally certified to ISO/ IEC 27001. Information security is governed through Ericsson’s Group Enterprise Security Board while the Product and Technology Security Board oversees product and portfolio security. The Audit and Compliance Committee of the Board of Directors receives regular updates on cyber security.

The security frameworks address secure development, business continuity, sales and delivery of products and services, while ensuring protection of the company’s and customers’ data.

Specific security training is mandatory for all employees, with in depth training developed to build Ericsson specific security competence.

Ericsson has a Group Crisis Management Council which is responsible for the handling of major incidents or crises.

US FCPA settlement

In December 2019, Ericsson reached the resolution of the investigations conducted by the US Department of Justice (DOJ) and by the Securities and Exchange Commission (SEC) since 2015 and 2013 respectively, regarding the Company’s compliance with the US Foreign Corrupt Practices Act (FCPA).

As a result, Ericsson agreed to enter into a Deferred Prosecution Agreement (DPA) with the DOJ to resolve criminal charges and agreed with the SEC to the entry of a judgment to resolve civil claims related to allegations of violations of the FCPA.

As part of this resolution, Ericsson agreed to engage an independent compliance monitor for a period of three years.

In June 2020, Ericsson announced that Dr. Andreas Pohlmann of the firm Pohlmann & Company – Compliance and Governance Advisory LLP had been appointed as Ericsson’s monitor. The appointment marked the start of the three-year term of the monitorship. The monitor’s main responsibilities include reviewing Ericsson’s compliance with the terms of the settlement and evaluating the Company’s progress in implementing and operating its enhanced compliance program and accompanying controls as well as providing recommendations for improvements.

Legal proceedings

Ericsson and Samsung were not able to renew the now expired patent license agreement between the parties in a timely manner.

On December 11, 2020, Ericsson filed a lawsuit in the US District Court for the Eastern District of Texas, against Samsung, for violating contractual commitments to negotiate in good faith and to license patents on Fair, Reasonable and Non-Discriminatory (FRAND) terms and conditions. In addition, Ericsson also sought to obtain a ruling by the court that it had complied with its own FRAND commitments. The lawsuit was later amended to include claims of patent infringement against Samsung.

On December 17, 2020, Samsung informed Ericsson that it had filed suit in Wuhan, China, on December 7, 2020, seeking rate setting for Ericsson’s 4G & 5G standard essential patents.

On January 1, 2021 Ericsson filed a patent infringement case in the US District Court for the Eastern District of Texas against Samsung.

On January 4, 2021, Ericsson filed a complaint at the US International Trade Commission (ITC) as well as in Dusseldorf, Mannheim, and Munich Regional Courts in Germany, the District Court of the Hague in The Netherlands, and the Enterprise Court of Brussels in Belgium asserting infringement of patents by Samsung.

On January 7, 2021, Samsung asserted patent infringement claims against Ericsson in a complaint at the US ITC as well as in counterclaims the US District Court for the Eastern District of Texas.

On January 15, 2021, Ericsson filed an additional US ITC Action and a case in the US District Court for the Eastern District of Texas against Samsung for patent infringement.

On February 4, 2021, Samsung filed additional complaints at the ITC and in the U.S. District Court for the Eastern District of Texas against Ericsson for patent infringement.

On February 15, 2021, Ericsson filed additional complaints asserting claims of patent infringement against Samsung in the Mannheim and Munich Regional Court in Germany, the District Court of the Hague in The Netherlands, the Enterprise Court of Brussels in Belgium, and the Patents Court of the United Kingdom.

On February 19, 2021, Samsung asserted patent infringement claims against Ericsson in complaints filed in the Paris First Instance Court in France, the District Court of the Hague in The Netherlands, and the Enterprise Court of Brussels in Belgium.

In the context of the various court proceedings, the parties are involved in filing and contesting various pre-trial motions and related court awards, including as to venue.

19	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

The filing of multiple lawsuits, complaints and other proceedings, when parties take legal action over a patent license agreement renewal, is standard and consequently additional lawsuits, complaints and other proceedings, may follow.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth investigation. In January 2014, the CCI opened similar investigations against Ericsson based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is awaiting final appellate decision by the Supreme Court of India.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions.

In April 2018, Telefonaktiebolaget LM Ericsson, the present President and CEO and the Chief Financial Officer of Ericsson as well as three former executives were named defendants in a putative class action filed in the United States District Court for the Southern District of New York. The complaint alleged violations of United States securities laws, principally in connection with service revenues and recognition of expenses on long-term service projects. Ericsson filed motion to dismiss the complaint. On January 11, 2020 the court granted Ericsson’s motion to dismiss. The decision became final and binding on April 15, 2020.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business. For information on risks e.g. relating to lawsuits, claims and proceedings, see the chapter Risk Factors.

Parent Company

Telefonaktiebolaget LM Ericsson (the Parent Company) business consists mainly of corporate management, holding company functions and internal banking activities. It also handles customer credit management, performed on a commission basis by Ericsson Credit AB.

As of 31 December 2020 (2019) the Parent Company had 3 (3) branch offices. In total, the Group has 77 (77) branch and representative offices.

Financial information

Income after financial items was SEK 8.3 (–3.1) billion. The Parent Company had no sales in 2020 or 2019 to subsidiaries, while 36% (35%) of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year included:

•	Increased current and non-current receivables from subsidiaries of SEK 8.9 billion.

•	Increased current and non-current liabilities to subsidiaries of SEK 12.5 billion.

•	Increased dividend from subsidiaries of SEK 3.9 billion.

•	Increased impairment of investments in subsidiaries of SEK 2.5 billion.

At the end of the year, gross cash: cash, cash equivalents, short-term investments, and interest-bearing securities non-current amounted to SEK 57.0 (56.5) billion.

At the end of the year, non-restricted equity amounted to SEK 33.9 (32.2) billion and total equity amounted to SEK 82.1 (80.4) billion.

Share information

As of December 31, 2020, the total number of shares in issue was 3,334,151,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,072,395,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings. The largest shareholders of the Parent Company at year-end were Investor AB with approximately 22.81% of the votes (7.68% of the shares), AB Industrivärden with 15.14% of the votes (2.61% of the shares), Svenska Handelbankens Pensionsstiftelse with 4.12% of the votes (0.7% of the shares) and Cevian Capital with 3.25% of the votes (5.45% of the shares).

In accordance with the conditions of the Long-Term Variable Compensation Program (LTV) for Ericsson employees, 13,809,287 treasury shares were distributed to employees or sold in 2020. The quotient value of these shares was SEK 5.00 per share, totaling SEK 69 million, representing less than 1% of capital stock, and compensation received for shares sold and distributed shares amounted to SEK 163.5 million.

The holding of treasury stock at December 31, 2020 was 6,043,960 Class B shares. The quotient value of these shares is SEK 5.00, totaling SEK 30 million, representing 0.2% of capital stock, and the purchase price amounts to SEK 43.9 million.

Proposed disposition of earnings

The Board of Directors proposes a dividend SEK 2.00 (1.50) per share, and that the Parent Company shall retain the remaining part of non-restricted equity. The dividend is proposed to be paid in two equal installments, SEK 1.00 per share with the record date April 1, 2021, and SEK 1.00 per share with the record date October 1, 2021.

The Class B treasury shares held by the Parent Company are not entitled to receive dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 6,668,303,470
Amount to be retained by the Parent Company	SEK 27,246,946,648
Total non-restricted equity of the Parent Company	SEK 33,915,250,118

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 31.4% (29.6%) and a net cash amount of SEK 41.9 (34.5) billion.

The Parent Company’s equity would have been SEK 0.3 billion higher if assets and liabilities had not been valued at fair value pursuant to Chapter 4, Section 14a of the Swedish Annual Accounts Act.

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group in addition to coming years’ business plans and economic development.

20	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Guidelines for Remuneration to Group Management approved by the Annual General Meeting of shareholders 2020

Guidelines for Remuneration to Group Management

Introduction

These Guidelines for Remuneration to Group Management (the “Guidelines”) apply to the Executive Team of Telefonaktiebolaget LM Ericsson (the “Company” or “Ericsson”), including the President and Chief Executive Officer (the “President and CEO”) (“Group Management”). These Guidelines apply to remuneration agreed and changes to previously agreed remuneration after the date of approval of the Guidelines and are intended to remain in place for four years until the Annual General Meeting of shareholders 2024. For employments outside of Sweden, due adaptations may be made to comply with mandatory local rules or established local practices. In such cases, the overall purpose of these Guidelines shall be accommodated to the largest extent possible. These Guidelines do not cover remuneration resolved by the general meeting of shareholders, such as long-term variable compensation programs (“LTV”).

Objective

These Guidelines aim to ensure alignment with the current remuneration philosophy and practices applicable for the Company’s employees based on the principles of competitiveness, fairness, transparency and performance. In particular to:

•	attract and retain highly competent, performing and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy,

•	encourage behavior consistent with Ericsson’s culture and core values,

•	ensure fairness in reward by delivering total remuneration that is appropriate but not excessive, and clearly explained,

•	have a total compensation mix of fixed pay, variable pay and benefits that is competitive where Ericsson competes for talent, and

•	encourage variable remuneration which aligns employees with clear and relevant targets, reinforces their performance and enables flexible remuneration costs.

The Guidelines and the Company’s strategy and sustainable long-term interest

A successful implementation of the Company’s strategy and sustainable long-term interests requires that the Company can attract, retain and motivate the right talent and can offer them competitive remuneration. These Guidelines aim to allow the Company to offer the members of the Group Management attractive and competitive total remuneration. Variable compensation covered by these guidelines shall be awarded against specific pre-defined and measurable business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group, Business Area or Market Area level, strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.

The Company operates long-term variable compensation programs for the Group Management. These have been approved by the Annual General Meeting (“AGM”) and as a result are not covered by these Guidelines. Details of Ericsson’s current remuneration policy and how we deliver on our policy and guidelines and information on previously decided long-term variable compensation programs that have not yet become due for payment, including applicable performance criteria, can be found in the Remuneration Report and in note G2, “Information regarding members of the Board of Directors, the Group management” and note G3, “Share-based compensation” in the annual report 2019.1)

Governance of remuneration to Group Management

The Board has established a Remuneration Committee (the “Committee”) to handle compensation policies and principles and matters concerning remuneration to Group Management. The Board has authorized the Committee to determine and handle certain issues in specific areas. The Board may also on occasion provide extended authorization for the Committee to determine specific matters.

The Committee is authorized to review and prepare for resolution by the Board salary and other remuneration for the President and CEO. Further, the Committee shall prepare for resolution by the Board proposals to the AGM on Guidelines for Remuneration to Group Management at least every fourth year and on LTV and similar equity arrangements.

The Committee has the mandate to resolve salary and other remuneration for the other members of Group Management except for the President and CEO, including targets for short-term variable compensation (“STV”), and payout of STV based on achievements and performance.

In order to conduct its responsibilities, the Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data, Company results and individual performance before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of Group

Management. In order to avoid conflict of interests, no employee is present at the Committee’s meetings when issues relating to their own remuneration are being discussed. The President and CEO is not present at Board meetings when issues relating to the President and CEO’s own remuneration are being discussed. The Committee may appoint independent expert advisors to assist and advise in its work.

The Chair of the Remuneration Committee along with the Chair of the Board work together with Ericsson’s Investor Relations team, striving to ensure that healthy contact is maintained as necessary and appropriate with shareholders regarding remuneration to Group Management.

Overview of remuneration package covered by these Guidelines

For Group Management the remuneration package may consist of fixed salary, short-term and long-term variable compensation (STV and LTV), pension and other benefits.

The table below sets out the key components of remuneration of Group Management covered by these Guidelines, including why they are used, their operation, opportunity levels and the related performance measures. In addition, the AGM has resolved and may in the future decide to implement LTV for Group Management. The ongoing share-based LTV programs resolved by the AGM have been designed to provide long-term incentives for the members of Group Management and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance- based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the members of Group Management with those of shareholders. The vesting period under the ongoing share-based LTV programs resolved by the shareholders is three years and vesting is subject to the satisfaction of identified performance criteria. Although LTV is an important component of the remuneration of Group Management, it is not covered by these Guidelines, because these programs are separately resolved by the AGM.

1)

Information for 2020 can be found in the Remuneration report and in note G2, “Information regarding members of the Board of Directors and Group management” and note G3, “Share-based compensation” in the Financial report.

21	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Element and purpose	Operation	Opportunity	Performance measures

Fixed salary

Fixed compensation paid at set times.

Purpose:

•  attract and retain the executive talent required to implement Ericsson’s strategy,

•  deliver part of the annual compensation in a predictable format.

Salaries shall normally be reviewed annually in January.

Salaries shall be set taking into account:

•  Ericsson’s overall business performance,

•  business performance of the Unit that the individual leads,

•  year-on-year performance of the individual,

•  external economic environment,

•  size and complexity of the position,

•  external market data,

•  pay and conditions for other employees based in locations considered to be relevant to the role.

When setting fixed salaries, the impact on total remuneration, including pensions and associated costs, shall be taken into consideration.

There is no maximum salary level; however, salary increases (as a % of existing salary) for most Group Management members would normally be in line with the external market practices, employees in relevant locations and performance of the individual.

There are circumstances where higher salary increases could be awarded. For example, where:

•  a new Group Management member has been appointed at a below-market salary, in which case larger increases may be awarded in following years, subject to strong individual performance,

•  the Group Management member has been promoted or has had an increase in responsibilities,

•  an individual’s salary has fallen significantly behind market practice.

This element of the package does not require achievement of any specific performance targets.

However, individual performance and capability shall be taken into account along with business performance when determining fixed salary levels and any salary increases.

Short-term variable

compensation (STV)

STV is a variable compensation plan that shall be measured and paid over a single year.

Purpose:

•  align members of Group Management with clear and relevant targets to Ericsson’s strategy and sustainable long-term interests,

•  provide individuals an earning opportunity for performance at flexible cost to the Company.

The STV shall be paid in cash every year after the Committee and, as applicable, the Board have reviewed and approved performance against targets which are normally determined at the start of each year for each member of Group Management.

The Board and the Committee reserve the right to:

•  revise any or all of the STV targets at any time,

•  adjust the STV targets retroactively under extraordinary circumstances,

•  reduce or cancel STV if Ericsson faces severe economic difficulties, for instance in circumstances as serious as no dividend being paid,

•  adjust STV in the event that the results of the STV targets are not a true reflection of business performance,

•  reduce or cancel STV for individuals either whose performance evaluation or whose documented performance feedback is below an acceptable level or who are on performance counselling.

Target pay-out opportunity for any financial year may be up to 150% of annual fixed salary of the individual. This shall normally be determined in line with the external market practices of the country of employment.

Maximum pay-out shall be up to two times the target pay-out opportunity (i.e. 300% of annual fixed salary).1) 2)

The STV shall be based on measures linked to the annual business plan which in itself is linked to Ericsson’s long-term strategy and sustainability.

Measures shall include financial targets at Group, Business Area or Market Area level (for relevant members of Group Management). Other potential measures may include strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.

A maximum of four STV targets shall be assigned to an individual in total for a financial year. Financial targets shall comprise at least 75% of the target bonus opportunity with a minimum of 40% being defined at Group level. The minimum weighting for an STV target shall be 20%.

Performance of all STV targets shall be tested over a one-year performance period (financial year).

The STV measures and targets shall be determined by the Committee for the members of Group Management other than the President and CEO.

Malus and clawback

The Board and the Committee shall have the right in their discretion to:

•  deny, in whole or in part, the entitlement of an individual to the STV payout in case an individual has acted in breach of Ericsson’s Code of Business Ethics,

•  claim repayment in whole or in part the STV paid in case an individual has acted in breach of Ericsson’s Code of Business Ethics.

•  to reclaim STV paid to an individual on incorrect grounds such as restatement of financial results due to incorrect financial reporting, noncompliance with a financial reporting requirement etc.

The Board has the mandate to define STV measures and targets for the President and CEO, should STV be introduced for the President and CEO.

22	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Element and purpose	Operation	Opportunity	Performance measures

Pension

Contributions paid towards retirement fund.

Purpose:

•  attract and retain the executive talent required to implement Ericsson’s strategy,

•  facilitate planning for retirement by way of providing competitive retirement arrangements in line with local market practices.

The operation of the pension plan shall follow competitive practice in the individual’s home country and may contain various supplementary plans in addition to any national system for social security.

Pension plans should be defined contribution plans unless the individual concerned is subject to defined benefit pension plan under mandatory collective agreement provisions or mandatory local regulations.

In some special circumstances where individuals cannot participate in the local pension plans of their home countries of employment:

•  cash equivalent to pension may be provided as a taxable benefit, or

•  contributions may be made to an international pension fund on behalf of the individual on a cost-neutral basis.

Since 2011, members of Group Management in Sweden participate in the defined contribution plan (ITP1) which applies for the wider workforce in Sweden. The pension contribution for ITP1 is capped at 30% of pensionable salary which includes fixed salary and STV paid in cash.

According to the local collective bargaining agreement in Sweden, the members of Group Management are also entitled to an additional pension contribution for part-time retirement for which the cap is determined during the union negotiations for all the local employees.

Members of Group Management employed outside of Sweden may participate in the local market competitive pension arrangements that apply in their home countries in line with what is offered to other employees in the same country.

In all cases the annual pension contributions shall be capped at 70% of annual fixed salary.3)

None

Other benefits

Additional tangible or intangible compensation paid annually which do not fall under fixed salary, short-term and long-term variable compensation or pension.

Purpose:

•  attract and retain the executive talent required to implement Ericsson’s strategy,

•  deliver part of the annual compensation in a predictable format.

Benefits offered shall take into account the competitive practices in the individual’s country of employment and should be in line with what is offered to other senior employees in the same country and may evolve year on year.

Benefits may for example include company phones, company cars, medical and other insurance benefits, tax support, travel, Company gifts and any international relocation and/or commuting benefits if the individual is required to relocate and/or commute internationally to execute the requirements of the role.

Benefit opportunities shall be set in line with competitive market practices and shall reflect what is offered to other senior employees in the individual’s country of employment.

The levels of benefits provided may vary year on year depending on the cost of the provision of benefits to the Company.

Other benefits shall be capped at 10% of annual fixed salary for members of Group Management located in Sweden.

Additional benefits and allowances for members of Group Management who are commuters into Sweden or who are on long-term assignment (“LTA”) in countries other than their home countries of employment, shall be determined in line with the Company’s international mobility policy which may include (but is not limited to) commuting or relocation costs; cost of living adjustment, housing, home travel or education allowance; tax and social security equalization assistance.

None

1)	For most of the current members of Group Management, the current STV target opportunity is below 50% of the annual fixed salary.
2)	At present the President & CEO does not participate in STV. The Board has the mandate to decide to include the President and CEO in STV in the future. In doing so the Board shall:

•

determine the STV opportunity for the President and CEO within the ranges mentioned above and in line with the external market practices of the country of employment, keeping the STV opportunity of the other members of Group Management under consideration,

•	reduce the LTV opportunity in relation to the STV opportunity, keeping the total target cash compensation consisting of fixed salary, STV and LTV unchanged.

Should the Board decide to introduce STV for the President and CEO, the details will be disclosed in the Remuneration Report for the relevant year.

3)

Since most of the current members of Group Management are currently under ITP1 coverage, their pension contributions are currently capped at 30% of pensionable salary and the additional pension contribution for part-time retirement mandated by the local collective bargaining agreement in Sweden.

23	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Alignment of short-term variable compensation with the Company’s strategy and criteria for payment

These Guidelines for Remuneration to Group Management have been developed to support alignment of Ericsson’s business strategy and long-term interests of members of Group Management with that of shareholders, in particular:

•	The targets for the STV shall be set each year either by the Board or the Committee as appropriate for the members of the Group Management. In determining the targets, the Board and the Committee shall take into account Ericsson’s focused business strategy, which is built on technology leadership, product-led solutions and global scale, along with internal annual and long-term business plans. Therefore, all members of Group Management shall have one or more Group financial targets derived from the long-term financial targets which amount to at least 40% of the target STV opportunity. At least 75% of the target STV opportunity shall be linked to financial measures. The Board and the Committee, as applicable, may also choose to include other operational, strategic, employee engagement, customer satisfaction or sustainability and corporate responsibility or other lead indicator measures to support the delivery of the business plan. For certain roles such targets may be supplemented by targets for the relevant Business Area, Market Area or Group Function.

•	Maximum pay-out shall be achievable for truly outstanding performance and exceptional value creation.

•	At the end of the performance period for each STV cycle, the Board and the Committee shall assess performance versus the measures and determine the formula-based outcome using the financial information made public by the Company for the financial targets. The Board has the discretion to adjust targets and the subsequent outcome in the event that they cease to be relevant or stretching or to enhance shareholder value. Adjustments shall normally only occur in the event of a major change (e.g. an acquisition or divestment) and shall be on the basis that the new target shall be no more or less difficult to achieve.

Consideration of remuneration offered to the Company’s employees

When developing these Guidelines, the Board and the Committee have considered the total remuneration and employment conditions of the Company’s employees by reviewing the application of Ericsson’s remuneration policy for the wider employee population to ensure consistency.

There is clear alignment in the remuneration components for the members of Group Management and the Company’s employees in the way that remuneration policy is applied as well as the methods followed in determining fixed salaries, short-term and long-term variable compensation, pension and benefits, which are to be applied broadly and consistently throughout the Company. The targets under short-term variable compensation are similar and the performance measures under long-term variable compensation program are the same for the members of Group Management and other eligible employees of the Company. However, the proportion of pay that is linked to performance is typically higher for Group Management in line with market practice.

Employment contracts and termination of employment

The members of Group Management are employed on permanent rolling contracts. The maximum mutual notice period is no more than 12 months. In case of termination by the employee, the employee has no right to severance pay.

In any case, the fixed salary paid during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.

The employee may be entitled to severance pay up until the agreed retirement age or, if a retirement age has not been agreed, until the month when the employee turns 65. In a case where the employee is entitled to severance pay from a date later than 12 months prior to retirement, the severance pay shall be reduced in proportion to the time remaining and calculated only for the time as of the date when the employee’s employment ceases (i.e. the end of the period of notice) and until the time of retirement.

Severance pay shall be reduced by 50% of the remuneration or equivalent compensation the employee receives, or has become entitled to, from any other employer or from his/her own or other activities during the period that severance is paid to the employee by the Company.

The Company shall have the right to terminate the employment contract and dismiss the employee with immediate effect, without giving any advance notice and entitlement to severance pay, if the employee commits a serious breach of his/her obligations towards the Company.

Normally disputes regarding employment agreements or any other agreements concerning the employment of the members of Group Management, the way such agreements have been arrived at, interpreted or applied, as well as any other litigation proceedings from legal relations based on such agreements, shall be settled by arbitration by three arbitrators in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Irrespective of the outcome of any arbitral award, the Company may, in the relation between the parties, carry all fees and expenses charged by the arbitrators and all of its own litigation costs (including attorney’s fees), except in the event the arbitration proceedings were initiated by the employee without reasonable cause.

Recruitment policy for new members of Group Management

In determining the remuneration of a new member of Group Management, the Board and the Committee shall take into consideration all relevant factors to ensure that arrangements are in the best interests of the Company and its shareholders. These factors include:

•	The role being taken on.

•	The level and type of remuneration opportunity received at a previous employer.

•	The geography in which the candidate is being recruited from and whether any relocation allowance is required.

•	The skills, experience and caliber of the candidate.

•	The circumstances of the candidate.

•	The current external market and salary practice.

•	Internal relativities.

Additional arrangements

By way of exception, additional arrangements can be made when deemed appropriate and necessary to recruit or retain an individual. Such arrangement could be in the form of short-term or long-term variable compensation or fixed component and can be renewed, but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the annual fixed salary that the individual would have received if no additional arrangements were made. In addition, if appropriate, different measures and targets may be applied to the new appointment’s incentives in the first year.

In addition, it may on a case by case basis be decided by the Board and the Committee respectively to compensate an individual for remuneration forfeited from a previous employer during recruitment. The Board and the Committee will consider on a case by case basis if all or some of the remuneration including incentives forfeited need to be ’bought-out’. If there is a buy-out of forfeited incentives, this will take into account relevant factors including the form they were granted (cash vs. shares), performance conditions attached to these awards and the time they would have vested/ paid. Generally, buy-out awards will be made on a comparable basis to those forfeited.

In the event of an internal candidate being promoted to Group Management, legacy terms and conditions may be honored, including pension and benefit entitlements and any outstanding incentive awards. If a Group Management member is appointed following a merger or acquisition with/of another company, legacy terms and conditions may also be honored for a maximum period of 36 months.

24	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Board of Directors’ discretions

The Board upon recommendation from the Committee may in a specific case decide to temporarily deviate from these Guidelines in whole or in part based on its full discretion in unusual circumstances such as:

•	upon change of the President and CEO in accordance with recruitment policy for new members of Group Management,

•	upon material changes in the Company structure, organization, ownership and business (for example takeover, acquisition, merger, demerger etc.) which may require adjustments in STV and LTV or other elements to ensure continuity of Group Management, and

•	in any other circumstances, provided that the deviation is required to serve the long-term interests and sustainability of the Company or to assure its financial viability.

The Committee is responsible for preparing matters for resolution by the Board, and this includes matters relating to deviations from these Guidelines. Any such deviation will be disclosed in the Remuneration Report for the relevant year.

25	Financial report 2020 | Board of Directors’ report	Ericsson Annual Report on Form 20-F 2020

Board assurance

The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB and adopted by the EU, and give a fair view of the Group’s financial position and results of operations.

The financial statements of the Parent Company have been prepared in accordance with generally accepted accounting principles in Sweden and give a fair view of the Parent Company’s financial position and results of operations. The Board of Directors’ Report for the Ericsson Group and the Parent Company

provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

26	Financial report 2020 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2020

Report of independent

registered public accounting firm

To the shareholders of Telefonaktiebolaget

LM Ericsson (publ):

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Telefonaktiebolaget LM Ericsson (publ) and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 25, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte AB

Stockholm, Sweden

March 25, 2021

27	Financial report 2020 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2020

Report of independent

registered public accounting firm

To the shareholders of Telefonaktiebolaget

LM Ericsson (publ):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Telefonaktiebolaget LM Ericsson (publ) and subsidiaries (the “Company”) as of December 31, 2020, the related consolidated income statement, statement of comprehensive income (loss), statement of cash flows, and statement of changes in equity, for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition of significant and complex contracts - Refer to Notes B1 and B2 to the financial statements

Critical Audit Matter Description

Ericsson generates revenues from sales of hardware, software and services to its customers. Total revenue for 2020 amounted to SEK 232.4 billion. The majority of these revenues are related to multi-year framework agreements with large customers which often include discounts and incentives arrangements. The customers issue purchase orders under these framework agreements that in combination constitute the firm agreement with the customer. These arrangements may give rise to a risk of material misstatement due to the incorrect identification of performance obligations and timing of revenue recognition for each obligation, in particular for the significant contracts that could have a material impact on the financial statements.

Ericsson conducts an assessment at contract inception to determine which promised goods and services in a customer contract are distinct and accordingly identified as performance obligations. The Company considers there to be a distinct performance obligation if the customer can benefit from the good or service either on its own or together with other resources readily available, and if the Company’s obligation to transfer the good or service is separately identifiable from other obligations in the contract.

The amount and timing of revenue recognized is determined in relation to the individual elements of the contract. Transaction prices including variable considerations, discounts and incentive agreements, are estimated at the commencement of the contract (and periodically thereafter). Judgment is used in the estimation process based on historical experience with the type of business and customer and in allocating revenue to each performance obligation by reference to their standalone selling prices.

We identified revenue recognition of significant complex contracts as a critical audit matter due to that the application of revenue recognition accounting standards is complex and it requires management to make judgements and estimates in determining the amount and timing of revenue recognized in relation to individual elements of the contracts.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, but were not limited to the following:

•	We tested the effectiveness of the company’s controls over revenue recognition with particular focus on the controls related to the identification of performance obligations within revenue contracts and determination of the timing of recognition for each revenue obligation including the reviews performed by the company’s central board for material and complex deals.

28	Financial report 2020 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2020

•	We tested a sample of significant and complex contracts to assess management’s judgements and estimates related to the identification of performance obligations based on the contract terms and determination of the timing of recognition for each revenue obligation.

•	We tested a sample of revenue transactions recorded during the year by tracing them to supporting evidence of delivery and acceptance and assessed the judgements and estimates for revenue recorded in the period by comparing it to contractual terms such as, delivery terms, transaction prices including variable considerations, discounts and incentive agreements.

Valuation of Goodwill – Refer to Note C1 to the financial statements

Critical Audit Matter Description

Goodwill is a significant asset in the consolidated balance sheet and amounts to SEK 34.9 billion as of December 31, 2020. The Company’s evaluation of the carrying value of goodwill involves the comparison of the recoverable amount of each cash generating unit to their carrying values. Ericsson’s assessment is based on a discounted cash flow using a business plan covering 5 years, which requires management to make significant estimates and assumptions regarding forecasts of future sales growth, operating income, working capital and capital expenditure requirements, as well as assumptions on discount rates. Changes in these assumptions could have a significant impact on either the recoverable amount, the amount of any impairment charge, or both.

We identified goodwill as a critical audit matter because of the significant judgments made by management to estimate the recoverable amount. The assessment of management’s assumptions regarding recoverable amount requires a high degree of auditor judgment, including an increased extent of complexity and the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, but were not limited to the following:

•	We tested the effectiveness of management’s controls over goodwill impairment evaluation and determination of the recoverable amount with particular focus on the controls over management’s preparation and review of assumptions for future sales growth, operating income, working capital, capital expenditure requirements and method for determining the discount rate used.

•	We evaluated management’s ability to accurately forecast future sales growth and operating income by comparing actual results to management’s historical forecasts, the company’s historical results, external analyst reports and internal communications to management and the Board of Directors.

•	With the assistance of our fair value specialists, we evaluated the discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management.

Realization of Deferred Tax Assets — Refer to Note H1 to the financial statements

Critical Audit Matter Description

Deferred tax assets are significant to the consolidated accounts and amounts to SEK 26.3 billion as of December 31, 2020. Ericsson recognizes deferred income taxes for tax attributes and for differences between the financial statement and tax basis of assets and liabilities at enacted (or substantively enacted) statutory tax rates in effect for the years in which the deferred tax liability or asset is expected to be settled or realized. The Company only recognizes deferred tax assets in countries where they expect to be able to generate corresponding taxable income in the future to benefit from tax reductions. Future realization of deferred tax assets depends on the existence of sufficient taxable income. Sources of taxable income include future reversals of deferred tax assets and liabilities, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies. Management has determined that it is more likely than not that sufficient taxable income will be generated in the future to realize its recorded deferred tax assets.

We identified management’s determination that it is more likely than not that sufficient taxable income will be generated in the future to realize deferred tax assets as a critical audit matter because of the significant judgments and estimates management makes related to taxable income. This required a high degree of auditor judgment, including an increased extent of complexity and the need to involve our income tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, but were not limited to the following:

•	We tested the effectiveness of controls over deferred tax assets with particular focus on management’s preparation and review over the estimates of taxable income and the determination of whether it is more likely than not that the deferred tax assets will be realized.

•	We evaluated management’s ability to accurately estimate taxable income by comparing actual results to management’s historical estimates, historical taxable income, external analyst reports and internal communications to management and the Board of Directors.

•	With the assistance of our income tax specialists, we evaluated whether the sources of management’s estimated taxable income were of the appropriate character and sufficient to utilize the deferred tax assets under the relevant tax law in the different tax jurisdictions.

/s/ Deloitte AB

Stockholm, Sweden

March 25, 2021

We have served as the Company’s auditor since 2020.

29	Financial report 2020 | Consolidated financial statements with notes	Ericsson Annual Report on Form 20-F 2020

Consolidated financial statement

Consolidated income statement

January–December, SEK million	Notes	2020	2019	2018
Net sales	B1, B2	232,390	227,216	210,838
Cost of sales		–138,666	–142,392	–142,638

Gross income		93,724	84,824	68,200
Research and development expenses		–39,714	–38,815	–38,909
Selling and administrative expenses		–26,684	–26,137	–27,519
Impairment losses on trade receivables	F1	118	737	–420

Operating expenses		–66,280	–64,215	–66,848
Other operating income	B4	1,161	2,350	497
Other operating expenses	B4	–499	–12,060	–665
Share in earnings of joint ventures and associated companies	B1, E3	–298	–335	58

Operating income	B1	27,808	10,564	1,242
Financial income and expenses, net	F2	–596	–1,802	–2,705

Income after financial items (loss)		27,212	8,762	–1,463
Income tax	H1	–9,589	–6,922	–4,813

Net income (loss)		17,623	1,840	–6,276

Net income (loss) attributable to:
Owners of the Parent Company		17,483	2,223	–6,530
Non-controlling interests		140	–383	254
Other information
Average number of shares, basic (million)	H2	3,323	3,306	3,291
Earnings (loss) per share attributable to owners of the Parent Company, basic (SEK)1)	H2	5.26	0.67	–1.98
Earnings (loss) per share attributable to owners of the Parent Company, diluted (SEK)1)	H2	5.26	0.67	–1.98

1)	Based on Net income (loss) attributable to owners of the Parent Company.

Consolidated statement of comprehensive income (loss)

January–December, SEK million	2020	2019	2018
Net income (loss)	17,623	1,840	–6,276
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans including asset ceiling	–4,618	–6,182	–2,453
Revaluation of borrowings due to change in credit risk	99	–651	207
Tax on items that will not be reclassified to profit or loss	880	1,363	285
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	136	–290	—
Reclassification adjustments on gains/losses included in profit or loss	281	—	—
Translation reserves
Changes in translation reserves	–5,376	1,925	2,011
Reclassification to profit and loss	124	54	36
Share of other comprehensive income of JV and associated companies	–81	131	14
Tax on items that have been or may be reclassified to profit or loss	–86	60	—

Other comprehensive income (loss), net of tax	–8,641	–3,590	100

Total comprehensive income (loss)	8,982	–1,750	–6,176

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	8,787	–1,403	–6,470
Non-controlling interests	195	–347	294

30	Financial report 2020 | Consolidated financial statements with notes	Ericsson Annual Report on Form 20-F 2020

Consolidated balance sheet

SEK million	Notes	Dec 31 2020	Dec 31 2019	Dec 31 2018
Assets
Non-current assets
Intangible assets	C1
Capitalized development expenses		3,857	4,040	4,237
Goodwill		34,945	31,200	30,035
Intellectual property rights, brands and other intangible assets		4,805	2,491	3,474
Property, plant and equipment	C2	13,383	13,850	12,849
Right-of-use assets	C3	7,980	8,487	—
Financial assets
Equity in joint ventures and associated companies	E3	1,274	1,565	611
Other investments in shares and participations	F3	1,519	1,432	1,515
Customer finance, non-current	B6, F1	1,221	2,262	1,180
Interest-bearing securities, non-current	F1, F3	21,613	20,354	23,982
Other financial assets, non-current	F3	4,842	5,614	6,559
Deferred tax assets	H1	26,296	31,174	23,152

		121,735	122,469	107,594
Current assets
Inventories	B5	28,097	30,863	29,255
Contract assets	B6, F1	11,273	12,171	13,178
Trade receivables	B6, F1	42,063	43,069	51,172
Customer finance, current	B6, F1	1,916	1,494	1,704
Other current receivables	B7	16,014	14,479	20,844
Interest-bearing securities, current	F1	6,820	6,759	6,625
Cash and cash equivalents	H3	43,612	45,079	38,389

		149,795	153,914	161,167

Total assets		271,530	276,383	268,761

Equity and liabilities
Equity
Capital stock	E1	16,672	16,672	16,672
Additional paid in capital	E1	24,731	24,731	24,731
Other reserves	E1	–2,689	2,292	965
Retained earnings	E1	47,960	38,864	44,610
Equity attributable to owners of the Parent Company	E1	86,674	82,559	86,978
Non-controlling interests	E1	–1,497	–681	792

		85,177	81,878	87,770
Non-current liabilities
Post-employment benefits	G1	37,353	35,817	28,720
Provisions, non-current	D1	2,886	2,679	5,471
Deferred tax liabilities	H1	1,089	1,224	670
Borrowings, non-current	F4	22,218	28,257	30,870
Lease liabilities, non-current	C3	7,104	7,595	—
Other non-current liabilities		1,383	2,114	4,346

		72,033	77,686	70,077
Current liabilities
Provisions, current	D1	7,580	8,244	10,537
Borrowings, current	F4	7,942	9,439	2,255
Lease liabilities, current	C3	2,196	2,287	—
Contract liabilities	B6	26,440	29,041	29,348
Trade payables	B8	31,988	30,403	29,883
Other current liabilities	B9	38,174	37,405	38,891

		114,320	116,819	110,914

Total equity and liabilities		271,530	276,383	268,761

31	Financial report 2020 | Consolidated financial statements with notes	Ericsson Annual Report on Form 20-F 2020

Consolidated statement of cash flows

January–December, SEK million	Notes	2020	2019	2018
Operating activities
Net income (loss)		17,623	1,840	–6,276
Adjustments to reconcile net income to cash	H3	14,915	12,226	7,830

		32,538	14,066	1,554
Changes in operating net assets
Inventories		384	261	–4,807
Customer finance, current and non-current		370	–858	1,085
Trade receivables and contract assets		–3,185	10,995	–2,047
Trade payables		4,303	–372	2,436
Provisions and post-employment benefits		–2,669	–3,729	6,696
Contract liabilities		–560	–1,579	–808
Other operating assets and liabilities, net		–2,248	–1,911	5,233

		–3,605	2,807	7,788

Cash flow from operating activities		28,933	16,873	9,342
Investing activities
Investments in property, plant and equipment	C2	–4,493	–5,118	–3,975
Sales of property, plant and equipment		254	744	334
Acquisitions of subsidiaries and other operations	H3, E2	–9,657	–1,753	–1,618
Divestments of subsidiaries and other operations	H3, E2	59	248	333
Product development	C1	–817	–1,545	–925
Other investing activities		801	–331	–523
Interest-bearing securities		–1,348	4,214	2,242

Cash flow from investing activities		–15,201	–3,541	–4,132
Financing activities
Proceeds from issuance of borrowings	F4	4,400	4,851	911
Repayment of borrowings	F4	–8,643	–4,476	–1,748
Sale of own shares		163	197	107
Dividends paid		–5,996	–4,450	–3,425
Repayment of lease liabilities	F4	–2,417	–2,990	—
Other financing activities		1	–32	78

Cash flow from financing activities		–12,492	–6,900	–4,077
Effect of exchange rate changes on cash		–2,707	258	1,372

Net change in cash and cash equivalents		–1,467	6,690	2,505
Cash and cash equivalents, beginning of period		45,079	38,389	35,884

Cash and cash equivalents, end of period	H3	43,612	45,079	38,389

32	Financial report 2020 | Consolidated financial statements with notes	Ericsson Annual Report on Form 20-F 2020

Consolidated statement of changes in equity

Equity and Other comprehensive income (loss) 2020

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interests	Total equity
January 1, 2020	16,672	24,731	2,292	38,864	82,559	–681	81,878

Net income (loss)	—	—	—	17,483	17,483	140	17,623

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits	—	—	—	–4,614	–4,614	–4	–4,618
Revaluation of borrowings due to change in credit risk	—	—	99	—	99	—	99
Tax on items that will not be reclassified to profit or loss	—	—	–20	899	879	1	880
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	—	—	136	—	136	—	136
Reclassification to profit and loss	—	—	281	—	281	—	281
Translation reserves 1)
Changes in translation reserves	—	—	–5,434	—	–5,434	58	–5,376
Reclassification to profit and loss	—	—	124	—	124	—	124
Share of other comprehensive income of JV and associated companies	—	—	–81	—	–81	—	–81
Tax on items that have been or may be reclassified to profit or loss	—	—	–86	—	–86	—	–86

Other comprehensive income (loss), net of tax	—	—	–4,981	–3,715	–8,696	55	–8,641

Total comprehensive income (loss)	—	—	–4,981	13,768	8,787	195	8,982
Transactions with owners
Sale of own shares	—	—	—	163	163	—	163
Long-term variable compensation plans	—	—	—	150	150	—	150
Dividends paid 2)	—	—	—	–4,985	–4,985	–1,011	–5,996

December 31, 2020	16,672	24,731	–2,689	47,960	86,674	–1,497	85,177

1)

Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK –3,359 million (SEK 966 million in 2019 and SEK 1,584 million in 2018), and realized gain/losses net from sold/liquidated companies, SEK 124 million (SEK 54 million in 2019 and SEK 36 million in 2018).

2)	Dividends paid per share amounted to SEK 1.50 (SEK 1.00 in 2019 and SEK 1.00 in 2018).

33	Financial report 2020 | Consolidated financial statements with notes	Ericsson Annual Report on Form 20-F 2020

Equity and Other comprehensive income (loss) 2019

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interests	Total equity
January 1, 2019	16,672	24,731	965	44,610	86,978	792	87,770
Opening balance adjustment due to IFRS 16	—	—	—	–249	–249	—	–249
January 1, 2019, adjusted	16,672	24,731	965	44,361	86,729	792	87,521

Net income (loss)	—	—	—	2,223	2,223	–383	1,840

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits	—	—	—	–6,182	–6,182	—	–6,182
Revaluation of borrowings due to change in credit risk	—	—	–651	—	–651	—	–651
Tax on items that will not be reclassified to profit or loss	—	—	134	1,229	1,363	—	1,363
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	—	—	–290	—	–290	—	–290
Translation reserves
Changes in translation reserves	—	—	1,889	—	1,889	36	1,925
Reclassification to profit and loss	—	—	54	—	54	—	54
Share of other comprehensive income of JV and associated companies	—	—	131	—	131	—	131
Tax on items that have been or may be reclassified to profit or loss	—	—	60	—	60	—	60

Other comprehensive income (loss), net of tax	—	—	1,327	–4,953	–3,626	36	–3,590

Total comprehensive income (loss)	—	—	1,327	–2,730	–1,403	–347	–1,750
Transactions with owners
Sale of own shares	—	—	—	197	197	—	197
Long-term variable compensation plans	—	—	—	377	377	—	377
Dividends paid	—	—	—	–3,301	–3,301	–1,149	–4,450
Transactions with non-controlling interests	—	—	—	–40	–40	23	–17

December 31, 2019	16,672	24,731	2,292	38,864	82,559	–681	81,878

34	Financial report 2020 | Consolidated financial statements with notes	Ericsson Annual Report on Form 20-F 2020

Equity and Other comprehensive income (loss) 2018

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interests	Total equity
January 1, 2018	16,672	24,731	–334	55,866	96,935	636	97,571
Opening balance adjustment due to IFRS 9	—	—	–888	–95	–983	—	–983
January 1, 2018, adjusted	16,672	24,731	–1,222	55,771	95,952	636	96,588

Net income (loss)	—	—	—	–6,530	–6,530	254	–6,276

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits	—	—	—	–2,457	–2,457	4	–2,453
Revaluation of borrowings due to change in credit risk	—	—	207	—	207	—	207
Tax on items that will not be reclassified to profit or loss	—	—	–44	330	286	–1	285
Items that have been or may be reclassified to profit or loss
Translation reserves
Changes in translation reserves	—	—	1,974	—	1,974	37	2,011
Reclassification to profit and loss	—	—	36	—	36	—	36
Share of other comprehensive income of JV and associated companies	—	—	14	—	14	—	14

Other comprehensive income (loss), net of tax	—	—	2,187	–2,127	60	40	100

Total comprehensive income (loss)	—	—	2,187	–8,657	–6,470	294	–6,176
Transactions with owners
Sale of own shares	—	—	—	107	107	—	107
Long-term variable compensation plans	—	—	—	677	677	—	677
Dividends paid	—	—	—	–3,287	–3,287	–138	–3,425
Transactions with non-controlling interests	—	—	—	–1	–1	—	–1

December 31, 2018	16,672	24,731	965	44,610	86,978	792	87,770

35	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Notes to the consolidated financial statements

Section A – Basis of presentation

A1 Significant accounting policies

Basis of presentation

Introduction

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 21, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting,” related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2020, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2020). There is no difference between IFRS effective as per December 31, 2020, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

The financial statements were approved by the Board of Directors on March 3, 2021. The financial statements are subject to approval by the Annual General Meeting of shareholders.

For disclosure about new standards and amendments applied as from January 1, 2020, can be found in the end of the note.

The preparations for the adoption of new standards and interpretations not adopted 2020 are disclosed at the end of this note, see subheading Other.

Basis of presentation

The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a going concern and historical cost basis, except for certain financial assets and liabilities that are stated at fair value: financial instruments classified as fair value through profit and loss (FVTPL), financial instruments classified as fair value through other comprehensive income (FVOCI) and plan assets related to defined benefit pension plans. Assets acquired under business combinations are fair valued at initial recognition. Financial information in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity with related notes are presented with two comparison years. For the consolidated balance sheet, financial information with related notes is presented with two comparison years.

Basis of consolidation and composition of the Group

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, joint ventures and associated companies earned only after their acquisition.

Subsidiaries are all companies for which Telefonaktiebolaget LM Ericsson, directly or indirectly, is the parent. To be classified as a parent, Telefonaktiebolaget LM Ericsson, directly or indirectly, must control another company which requires that the Parent Company has power over that other company, is exposed to variable returns from its involvement and has the ability to use its power over that other company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that such control ceases.

Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company is composed of a parent company, Telefonaktiebolaget LM Ericsson, with generally fully-owned subsidiaries in many countries of the world. The largest operating subsidiaries are the fully-owned telecom vendor companies Ericsson AB, incorporated in Sweden and Ericsson Inc., incorporated in the US.

Foreign currency remeasurement and translation

Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of each respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as fair value through other comprehensive income (FVOCI) are allocated between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in Other Comprehensive Income (OCI).

Translation differences on monetary financial assets and liabilities are reported as part of the fair value gain or loss.

Foreign exchange effect is presented as a net item within Financial income and expenses, reported separately from other financial income and expenses items as this reflects the way the Company manages its foreign exchange risks on a net basis.

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

Period income and expenses for each income statement are translated at period average exchange rates.

All resulting net exchange differences are recognized as a separate component of Other comprehensive income (OCI).

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for in OCI. When a foreign operation is disposed of or sold, exchange differences that were recorded in OCI are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

36	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note A1, cont.

The Company is continuously monitoring the economies with high inflation, the risk of hyperinflation and potential impact on the Company. There is no significant impact due to any currency translation of a hyper-inflationary economy.

Business and operations

For further disclosure, see the notes under section B

Revenue recognition

IFRS 15, “Revenue from Contracts with Customers” is a principle-based model of recognizing revenue from customer contracts. It has a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer.

The following paragraphs describes the types of contracts, when performance obligations are satisfied, and the timing of revenue recognition. They also describe the normal payment terms associated with such contracts and the resulting impact on the balance sheet over the duration of the contracts. The vast majority of Ericsson’s business is for the sale of standard products and services.

Standard products and services

Products and services are classified as standard solutions if they do not require significant installation and integration services to be delivered. Installation and integration services are generally completed within a short period of time, from the delivery of the related products. These products and services are viewed as separate distinct performance obligations. This type of customer contract is usually signed as a frame agreement and the customer issues individual purchase orders to commit to purchases of products and services over the duration of the agreement.

Revenue for standard products is recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sales, transfer of control is usually deemed to occur when the equipment arrives at the customer site and for software sales, when the licenses are made available to the customer. Software licenses may be provided to the customer at a point in time, activated or ready to be activated by the customer at a later stage, therefore revenue is recognized when customer obtains control of the software. Contractual terms vary, therefore judgment will be applied when assessing the indicators of transfer of control for both hardware and software sales. Software licenses are also sold on a when-and-if available basis or delivered to the customer network over a period of time. In such cases, the customer is billed on a subscription basis or based on usage, and revenue is recognized over time. Revenue for installation and integration services is recognized upon completion of the service. Costs incurred in delivering standard products and services are recognized as costs of sales when the related revenue is recognized in the Income statement. Costs incurred relating to performance obligations not yet fully delivered are recognized as Inventories.

Transaction prices under these contracts are usually fixed, and mostly billed upon delivery of the hardware or software, or completion of installation services. A proportion of the transaction price may be billed upon formal acceptance of the related installation services, which will result in a contract asset for the proportion of the transaction price that is not yet billed. Amounts billed are normally subject to payments terms within 60 days from invoice date. Customer finance agreements may be agreed separately with some customers where payment terms exceed 179 days.

Revenue for recurring services such as customer support and managed services is recognized as the services are delivered, generally pro-rata over time. Costs incurred in delivering recurring services are recognized as cost of sales as they are incurred. Transaction prices under these contracts are billed over time, often on a quarterly basis. Transaction price for managed services contract may include variable consideration that is estimated based on performance and prior experience with the customer. Amounts billed are normally subject to payments terms within 60 days from invoice date. Contract liabilities or receivables may arise depending on whether the quarterly billing is in advance or in arrears. Contracts for standard products and services apply to business in all segments.

Customized solution

Some products and services are sold together as part of a customized solution to the customer. This type of contract requires significant installation and integration services to be delivered within the solution, normally over a period of more than one year. These products and services are viewed together as a combined performance obligation. This type of contract is usually sold as a firm contract in which the scope of the solution and obligations of both parties are clearly defined for the duration of the contract. Customized solution does not have any alternative use to the Company as it cannot be sold to or used by other customers.

Revenue for the combined performance obligation shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. This method determines revenue milestones over the duration of the contract, and it is considered appropriate as it reflects the nature of the customized solution and how integration service is delivered in these projects. If the criteria above are not met, then all revenue shall be recognized upon the completion of the customized solution, when final acceptance is provided by the customer. Costs incurred in delivering customized solutions are recognized as costs of sales when the related revenue milestone is recognized in the Income statement. Costs incurred relating to future revenue milestones are recognized as Inventories and assessed for recoverability on a regular basis.

Transaction price under these contracts is usually a fixed fee, split into a number of progress payments or billing milestones as defined in the contract. In most cases, revenue recognized is limited to the progress payments or unconditional billing milestones over the duration of the contract, therefore no contract asset or contract liability arises on these contracts. In some contracts, revenue may be recognized in advance of billing milestones if enforceable payment rights exist at all times over the contract duration. This will result in an unbilled receivable balance until billing milestones are reached. Amounts billed are normally subject to payments terms within 60 days from invoice date. Customer finance agreements may be agreed separately with some customers where payment terms exceed 179 days.

Contract for customized solution applies to the Business Support Systems (BSS) business within the segment Digital Services.

Intellectual Property Rights (IPR)

This type of contract relates to the patent and licensing business. The Company has assessed that the nature of its IPR contracts is such that they provide customers a license with the right to access the Company intellectual properties over time, therefore revenue shall be recognized over the duration of the contract. Royalty revenue based on sales or usage is recognized when the sales and usage occur.

The transaction price on these contracts is usually structured as a royalty fee based on sales or usage over the period, measured on a quarterly basis. This results in a receivable balance if the billing is performed the following quarter after measurement. Some contracts include lump sum amounts, payable either up front at commencement or on an annual basis. This results in a contract liability balance if payment is in advance of revenue, as revenue is recognized over time. Amounts billed are normally subject to payments terms within 60 days from invoice date.

As described in note B1 “Segment Information”, revenue from IPR licensing contracts are allocated to the segments Networks and Digital Services.

Customer contract related balances

Trade receivables include amounts that have been billed in accordance with customer contract terms and amounts that the Company has an unconditional right to, with only passage of time before the amounts can be billed in accordance with the customer contract terms.

Customer finance credits arise from credit terms exceeding 179 days in the customer contract or a separate financing agreement signed with the customer. Customer finance is a class of financial assets that is managed separately from receivables. See note F1 “Financial risk management,” for further information on credit risk management of trade receivables and customer finance credits.

In accordance with IFRS 15, where significant financing is provided to the customer, revenue is adjusted to reflect the impact of the financing transaction.

37	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note A1, cont.

These transactions could arise from the customer finance credits above if the contracted interest rate is below the market rate or through implied financing transactions due to payment terms of more than one year from the date of transfer of control. The Company has elected to use the practical expedient not to adjust revenue for transactions with payment terms, measured from the date of transfer of control, of one year or less.

Contract asset is unbilled sales amount relating to performance obligation that has been satisfied under customer contract but is conditional on terms other than only the passage of time before payment of the consideration is due.

Contract liability relates to amounts that are paid by or due from customers for which performance obligations are unsatisfied or partially satisfied. Advances from customers are also included in the contract liability balance.

Segment reporting

An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker, (CODM), to make decisions about resources to be allocated to the segment and assess its performance. The President and the CEO is defined as the CODM function in the Company.

The segment presentation, as per each segment, is based on the Company’s accounting policies as disclosed in this note.

The Company generally has one subsidiary for each jurisdiction and within each of the subsidiaries, each financial statement item is defined and allocated to each of the different segments.

The Company’s segment disclosure about geographical areas is based on the country in which transfer of risks and rewards occur.

For further information, see note B1 “Segment information.”

Inventories

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

A significant part of Inventories is Contract work in progress (CWIP). Recognition and derecognition of CWIP relates to the Company’s revenue recognition principles meaning that costs incurred under a customer contract are initially recognized as CWIP (see Revenue recognition policy). When the related revenue is recognized, CWIP is derecognized and is instead recognized as Cost of sales.

In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Trade payables

See accounting policies under the subheading for Financial instruments and risk management.

Long-term assets

For further disclosure, see the notes under section C

Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination.

An annual impairment test for the CGUs to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after-tax amounts in calculation, both in relation to cash flows and discount rate is applied due to that available models for calculating discount rate include a tax component. The effect of after-tax discount rate applied by the Company is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS. An impairment loss in respect of goodwill is not reversed. Write-downs of goodwill are reported under other operating expenses.

As a result of the application of IFRS 16 the impairment test has been modified to include also right-of-use assets in the carrying value but not lease liabilities.

Additional disclosure is required in relation to goodwill impairment testing: see note A2 “Critical accounting estimates and judgments” below and note C1 “Intangible assets.”

Intangible assets other than goodwill

Intangible assets other than goodwill comprise intangible assets acquired through business combinations, such as patents, customer relations, trademarks and software, as well as capitalized development expenses and separately acquired intangible assets, mainly consisting of software. At initial recognition, acquired intangible assets related to business combinations are stated at fair value and capitalized development expenses and software are stated at cost. Subsequent to initial recognition, these intangible assets are stated at initially recognized amounts less accumulated amortization and any impairment. Amortization and any impairment losses are included in Research and development expenses, which mainly consists of capitalized development expenses and technology; in Selling and administrative expenses, which mainly consists of expenses relating to customer relations and brands; and in Cost of sales.

Costs incurred for development of products to be sold, leased, or otherwise marketed or intended for internal use are capitalized as from when technological and economic feasibility has been established until the product is available for sale or use. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to income as incurred. Amortization of acquired intangible assets, such as patents, customer relations, trademarks, and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of impairment. Tests are performed in the same way as for goodwill, see above. However, intangible assets not yet available for use are tested annually.

Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. The amount related to corporate assets is not significant. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Property, plant, and equipment

Property, plant, and equipment consist of real estate, machinery, servers and other technical assets, other equipment, tools and installation and construction in process. They are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to income statement, on a straight-line basis, over the estimated useful life of each component of an item of property, plant, and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for real estate and 3–10 years for machinery and equipment. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.

The Company recognizes in the carrying amount of an item of property, plant, and equipment the cost of replacing a component and derecognizes the residual value of the replaced component.

Impairment testing as well as recognition or reversal of impairment of property, plant and equipment is performed in the same manner as for intangible assets other than goodwill, see description under “Intangible assets other than goodwill” above.

Gains and losses on disposals are determined by comparing the proceeds less cost to sell with the carrying amount and are recognized within Other operating income and expenses in the income statement.

38	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note A1, cont.

Leases

The main types of assets leased by the Company are, in the order of materiality, real estate, IT-equipment and vehicles. Vehicles are mainly used under service contracts.

Leases when the Company is the lessee

The Company recognizes right-of-use assets and lease liabilities arising from all leases in the balance sheet, with exception of low value assets and short-term contracts. This model reflects that, at the start of a lease, the lessee always obtains the right to control an asset for a period of time and has an obligation to pay for that right. In the assessment of a lease contract the lease components are separated from non-lease components. The lease term is defined based on the contract lease term and when reasonably certain estimated extension or termination options are included.

At commencement date the lease liabilities are measured at the present value of the lease payments not paid at the commencement date, discounted using the Company’s incremental borrowing rate. The incremental borrowing rate is calculated considering interest swap rates, the creditworthiness of the entity that signs the lease and an adjustment for the asset being collateralized. Lease payments included in the liability are fixed payments, variable payments depending on an index or rate and penalties for termination of contracts.

After the commencement date, the amount of lease liabilities is measured on an amortized cost basis using the effective interest method where the lease liabilities increase related to the accrued interest and decrease due to lease payments made. In addition, the lease liability is remeasured if there is a modification, a change in the lease term or a change in the future lease payments resulting from a change in an index or rate used to determine such lease payments.

At commencement date the right-of-use assets are measured at cost, which equals the amount of the initial measurement of lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received plus any initial direct costs and restoration costs.

After commencement date the right-of-use assets are measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liabilities. The right-of-use asset is depreciated over the lease term straight-line. Impairment of right-of-use assets follows IAS 36. When there is impairment the asset value shall be written down to its recoverable amount.

The Company applies the recognition exemption for short-term leases and leases for which the underlying asset is of low value and recognizes the lease payments for those leases as an expense on a straight-line basis over the lease term. The interest expense on lease liabilities in the income statement is presented as a component of finance costs separate from the depreciation charges for right-of-use assets. In the statement of cash flows, cash payments related to the amortization of the lease liabilities are reported within financing activities. Interest payments, payments for short-term leases, low-value assets and variable lease expenses not included in the measurement of the lease liability are reported within operating activities. For more information regarding leasing, see note C3 “Leases.”

Leases when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles. Under operating leases revenue as well as depreciation is recognized on a straight-line basis over the lease term. When the Company acts as a lessor it is mainly in relating to real estate sublease, financing and operating.

Accounting policies applied prior to 2019

Prior to 2019, IAS 17 was applied instead of IFRS 16. Comparative information has not been restated. The following accounting policies apply to periods prior to 2019.

Leasing when the company was the lessee

Leases on terms in which the Company assumed substantially all the risks and rewards of ownership were classified as finance leases. Upon initial recognition, the leased asset was measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset was accounted for in accordance with the accounting policy applicable to that type of asset, although the depreciation period did not exceed the lease term.

Other leases were operating leases, and the leased assets under such contracts were not recognized on the balance sheet. Costs under operating leases were recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

Leasing when the Company was the lessor

Leasing contracts with the Company as lessor were classified as finance leases when the majority of risks and rewards were transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable was recognized at an amount equal to the net investment in the lease and revenue was recognized in accordance with the revenue recognition principles. Under operating leases the equipment was recorded as property, plant and equipment and revenue as well as depreciation was recognized on a straight-line basis over the lease term.

Obligations

For further disclosure, see the notes under section D

Provisions

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the effect of the time value of money is material, discounting is made of estimated outflows. However, the actual outflows as a result of the obligations may differ from such estimates.

The provisions are mainly related to restructuring, customer and supplier related provisions, warranty commitments and other obligations, claims or obligations as a result of patent infringement and other litigations and customer finance guarantees.

Product warranty commitments consider probabilities of all material quality issues based on historical performance for established products and expected performance for new products, estimates of repair cost per unit, and volumes sold still under warranty up to the reporting date.

A restructuring obligation is considered to have arisen when the Company has a detailed formal plan for the restructuring (approved by management), which has been communicated in such a way that a valid expectation has been raised among those affected. Provision for restructuring is recorded when the Company can reliably estimate the liabilities relating to the obligation.

Customer contract provisions mainly consist of estimated losses on onerous contracts. For losses on customer contracts, a provision equal to the total estimated loss is recorded immediately when a loss from a contract is probable and can be estimated reliably. These contract loss estimates may include penalties under a loss contract.

Other provisions include provisions for obligations related to cash-settled share-based programs, litigations and other provisions. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The actual outcome or actual cost of settling an individual infringement may vary from the Company’s estimate.

The Company estimates the outcome of any potential patent infringement made known to the Company through assertion and through the Company’s own monitoring of patent-related cases in the relevant legal systems. To the extent that the Company makes the judgment that an identified potential infringement will more likely than not result in an outflow of resources, the Company records a provision based on the Company’s best estimate of the expenditure required to settle with the counterpart.

In the ordinary course of business, the Company is subject to proceedings, lawsuits and other unresolved claims, including proceedings under laws and government regulations and other matters. These matters are often resolved over a long period of time. The Company regularly assesses the likelihood of any adverse judgments in or outcomes of these matters, as well as potential ranges of possible losses. Provisions are recognized when it is probable that an obligation has arisen and the amount can be reasonably estimated based on a detailed analysis of each individual issue.

39	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note A1, cont.

Contingent liabilities

Certain present obligations are not recognized as provisions as it is not probable that an economic outflow will be required to settle the obligations or the amount of the obligation cannot be measured with sufficient reliability. Such obligations are reported as contingent liabilities. For further detailed information, see note D2 “Contingent liabilities.” In note A2 “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Group structure

For further disclosure, see the notes under section E

Business combinations

At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands, patents and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. In acquisitions with non-controlling interests full or partial goodwill can be recognized. Final amounts are established within one year after the transaction date at the latest.

In case there is a put option for non-controlling interest in a subsidiary a corresponding financial liability is recognized.

Non-controlling interests

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate or financial asset. In addition, any amounts previously recognized in Other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in Other comprehensive income are reclassified to profit or loss.

At acquisition, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Joint ventures and associated companies

Joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in joint venture or associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. If the Company’s interest in an associated company is nil, the Company shall not, as prescribed in IFRS recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.

Investments in associated companies, i.e., when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company but is not in control or joint control over those policies. Normally, this is the case in voting stock interest, including effective potential voting rights, which stand at least at 20% but not more than 50%.

The Company’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies,” included in Operating income. This reflects the fact that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to associated companies is reported under the line item “Taxes,” in the income statement.

Unrealized gains on transactions between the Company and its joint ventures and associated companies are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Shares in earnings of joint ventures and associated companies are included in consolidated equity since they are undistributed. They are reported in retained earnings in the balance sheet.

Impairment testing as well as recognition or reversal of impairment of investments in each joint venture and associated company is performed in the same manner as for intangible assets other than goodwill. The entire carrying value of each investment, including goodwill, is tested as a single asset. See also description under “Intangible assets other than goodwill” below.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in Other comprehensive income are reclassified to profit or loss where appropriate.

In note A2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial instruments and risk management

For further disclosure, see the notes under section F. Plan assets under IAS 19 are excluded from the financial risk management policy and financial instruments disclosures in section F.

Financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Regular purchases and sales of financial securities are recognized on the settlement date. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Separate assets or liabilities are recognized if any rights and obligations are created or retained in the transfer.

The Company classifies its financial assets in the following categories: at amortized cost, at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL). The classification depends on the cash flow characteristics of the asset and the business model in which it is held.

Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of foreign exchange options and Interest Rate Guarantees (IRG) are made by using the Black-Scholes formula. Inputs to the valuations are market prices for implied volatility, foreign exchange and interest rates.

Financial assets at amortized cost

Financial assets are classified as amortized cost if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is to hold financial assets in order to collect contractual cash flows. These assets are subsequently measured at amortized cost using the effective interest method, minus impairment allowances. Interest income and gains and losses from financial assets at amortized cost are recognized in financial income.

Financial assets at fair value through other comprehensive income (FVOCI)

Assets are classified as FVOCI if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is

40	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note A1, cont.

achieved by both collecting contractual cash flows and selling financial assets. These assets are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (OCI), except for effective interest, impairment gains and losses and foreign exchange gains and losses which are recognized in the income statement. Upon derecognition, the cumulative gain or loss in OCI is reclassified to the income statement.

Financial assets at fair value through profit or loss (FVTPL)

All financial assets that are not classified as either amortized cost or FVOCI are classified as FVTPL. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term. Derivatives are classified as held for trading, unless they are designated as hedging instruments for the purpose of hedge accounting. Assets held for trading are classified as current assets. Debt instruments classified as FVTPL, but not held for trading, are classified on the balance sheet based on their maturity date (i.e., those with a maturity longer than one year are classified as non-current). Investments in shares and participations are classified as FVTPL and classified as non-current financial assets.

Gains or losses arising from changes in the fair values of the FVTPL category (excluding derivatives and customer financing) are presented in the income statement within financial income in the period in which they arise. Gains and losses on derivatives are presented in the income statement as follows. Gains and losses on derivatives used to hedge foreign exchange risks are presented within net FX. Gains and losses on interest rate derivatives used to hedge financial assets and liabilities are presented in financial income and financial expense, respectively. Gains and losses on revaluation of customer financing are presented in the income statement as selling expenses.

Dividends on equity instruments are recognized in the income statement as part of financial income when the Company’s right to receive payments is established.

Impairment in relation to financial assets

At each balance sheet date, financial assets classified as either amortized cost or FVOCI and contract assets are assessed for impairment based on Expected Credit Losses (ECL). ECLs are the difference between all contractual cash flows that are due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. Allowances for trade receivables and contract assets are always equal to lifetime ECL. The Company has established a provision matrix based on historical credit loss experience, which has been adjusted for current conditions and expectations of future economic conditions. The losses are recognized in the income statement. When there is no reasonable expectation of collection, the asset is written off.

Financial liabilities

Financial liabilities are recognized when the Company becomes bound to the contractual obligations of the instrument.

Financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expired.

Borrowings

Borrowings issued by the Parent Company are designated FVTPL because they are managed on a fair value basis. Changes in fair value are recognized in the income statement, except for changes in fair value due to changes in credit risk which are recognized in other comprehensive income.

Borrowings not issued by the Parent Company are initially recognized at fair value, net of transaction costs incurred. These borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

•	The expected credit losses.

•	The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

Cash flow hedge accounting

The company has identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange (FX) rate would significantly impact net sales and operating income recorded from the contracts. These contracts are multi-year contracts denominated in USD with highly probable payments at fixed points in time. From first quarter 2019, the Company has entered into FX forward contracts that match the terms of the foreign exchange exposure as closely as possible and designated these as hedging instruments.

At inception, the Company documents the economic relationship between the hedged item and hedging instrument. For FX hedges, the hedge ratio is usually 1:1. The Company designates changes in forward rates as the hedged risk. When applying hedge accounting, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to an ineffective portion is recognized immediately in Financial income and expenses, net. Upon recognition of the hedged net sales, the cumulative amount in cash flow hedge reserve is released in the OCI as a reclassification adjustment and recognized in net sales.

Employee related

For further disclosure, see the notes under section G

Post-employment benefits

Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a pension trust fund) with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as expenses during the period when the employee provides service.

Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions that are updated annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes and changes in the discount rate. Actuarial gains and losses and gains and losses from remeasurement of plan assets are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan, referred to as ‘asset ceiling’.

Interest cost on the defined benefit obligation and interest income on plan assets is calculated as a net interest amount by applying the discount rate to the net defined benefit liability. Current service cost relating to employee service is recognised in the profit and loss in the period. Past service cost relating to plan amendments or curtailment is recognized immediately in the period it occurs. Swedish special payroll tax is accounted for as a part of the pension cost and the pension liability respectively.

41	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note A1, cont.

Payroll taxes related to actuarial gains and losses are included in determining actuarial gains and losses, reported under OCI.

In note A2, “Critical accounting estimates and judgments” further disclosure is presented in relation to key sources of estimation uncertainty.

Share-based compensation to employees and the Board of Directors

Share-based compensation is related to remuneration to employees, including key management personnel and the Board of Directors and could be settled either in shares or cash.

Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of services received under the plans. For share-settled plans, a corresponding increase in equity shall be recognized.

As from 2017 the newly granted share-based programs are cash-settled, except for programs for the Executive Team. Those programs are share-settled.

Share-settled plans

Compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the grant date, as well as considering performance – and market conditions. Examples of performance conditions could be revenue and profit targets while market conditions relate to the development of the Parent Company’s share price in relation to a group of reference shares.

For share-settled plans, a corresponding increase in equity shall be recognized. The reason for this IFRS accounting principle is that compensation cost for a share-settled program is a cost with no direct cash flow impact. All plans have service conditions and some of them have performance or market conditions.

For further detailed information, see note G3 “Share-based compensation.”

Cash settled plans

The total compensation expense for a cash-settled plan is equal to the payments made to the employees at the date of end of the service period. The fair value of the synthetic shares, being the cash equivalents of shares, is therefore reassessed and amended during the service period. Otherwise the accounting is similar to a share-settled plan.

For further detailed information, see note G3 “Share-based compensation.”

Compensation to the Board of Directors

Since 2008, the annual general shareholders meeting of the Parent Company has each year resolved that the Board members shall be able to choose to receive part of the Board remuneration in the form of synthetic shares. The program gives non-employee Directors elected by the General Meeting of shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in note G3, “Share-based compensation.” The cost for cash-settlements is measured and recognized based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

Other

For further disclosure, see the notes under section H

Income taxes

Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity or OCI. For those items, the related income tax is also reported directly in equity or OCI. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.

Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for tax loss carry-forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry-forwards can be utilized. In the recognition of income taxes, the Company offsets current tax receivables against current tax liabilities and deferred tax assets against deferred tax liabilities in the balance sheet, when the Company has a legal right to offset these items and the intention to do so. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and for differences related to investments in subsidiaries when it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement, unless it relates to a temporary difference earlier recognized directly in equity or OCI, in which case the adjustment is also recognized in equity or OCI. As prescribed in IFRIC 23, uncertainty over income tax treatment is considered if and when recognizing and measuring income tax items in the financial statements.

As a result of applying IFRS 16 “Leases,” the Company has not reported deferred tax on initial recognition. The exemption in IAS 12 is applied i.e. no deferred tax is reported for the initial recognition of a right-of-use asset and a lease liability. Subsequently, analysis will be made of temporary differences to determine if changes are related to initial recognition or if new temporary differences have arisen and if deferred tax should be reported.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization.

In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Earnings per share

Basic earnings per share are calculated by dividing net income attributable to owners of the Parent Company by the weighted average number of shares outstanding (total number of shares less treasury stock) during the year.

Diluted earnings per share are calculated by dividing net income attributable to owners of the Parent Company, when appropriately adjusted by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share.

Rights to matching shares are considered dilutive when the actual fulfilment of any performance conditions as of the reporting date would give a right to ordinary shares.

Statement of cash flows

The statement of cash flows is prepared in accordance with the indirect method. Cash flows in foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired or divested are reported as cash flow from investing activities, net of cash and cash equivalents acquired or disposed of respectively.

Cash and cash equivalents consist of cash, bank, and interest-bearing securities that are highly liquid monetary financial instruments with a remaining maturity of three months or less at the date of acquisition.

New accounting standards and interpretations

There are no amendments of IFRS during 2020 that are estimated to have a material impact on the result and financial position of the Company, however, the IASB issued a COVID-19-Related Rent Concessions – Amendment to IFRS 16, effective from January 1, 2020 that provides practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. The practical expedient permits a lessee to elect not to assess whether a COVID-19 related rent concession is a lease modification. This amendment is estimated to not have a material impact on the Company’s financial statements.

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2020 and have not been applied in preparing these consolidated financial statements.

42	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note A1, cont.

The IASB has issued the following Amendment with effective date January 1, 2021:

The IASB issued Interest Rate Benchmark Reform Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (the Phase 2 Amendments). The Phase 2 Amendments are effective for annual periods beginning on or after 1 January 2021 although early application is permitted. The practical expedient and reliefs available regarding changes to effective interest rates and hedge relationships do not apply to the Company.

To minimise the risk on transition date, the Company has assessed the impact of IBOR changes to its derivatives and non-derivatives contracts with plans to transition them to alternative reference rates or fixed rates where possible. Contractual modifications are ongoing and are expected to be concluded during 2021. Where derivative contracts with reference to LIBOR are entered into, the Company uses cleared instruments to minimise potential disruption over the transition date.

The Company is also currently assessing the need to implement operational and system changes to ensure that valuation and settlement of instruments affected by new benchmark rates can be handled within the internal reporting process. This exercise is not expected to have a significant impact on the financial reporting process.

The IASB has issued the following amendments with effective date January 1, 2022:

Amendments to “IFRS 3 Business Combinations” – Reference to the Conceptual Framework.

“IAS 16 Property, Plant and Equipment” – Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

Amendments to “IAS 37 Provisions, Contingent Liabilities and Contingent Assets” to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach.” The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The Company has not yet finalized the evaluation of any impact on financial result or position from these amendments.

The IASB has issued the following new standard with effective date January 1, 2023:

“IFRS 17 Insurance contracts” establishes principles for the recognition, measurements, presentation and disclosure of insurance contracts.

The Company has not yet finalized the evaluation of any impact on financial result or position from IFRS 17.

A2 Critical accounting estimates and judgments

The preparation of financial statements and application of accounting standards often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. However, other results may be derived with different judgments or using different assumptions or estimates, and events may occur that could require a material adjustment to the carrying amount of the asset or liability affected. Examples of this could occur at change of strategy or restructuring. Judgments for accounting policies to be applied as well as estimates may also be impacted due to this. Following are the most important accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

The information in this note is grouped as per:

•	Key sources of estimation uncertainty

•	Judgments management has made in the process of applying the Company’s accounting policies.

Revenue recognition

Key sources of estimation uncertainty

The Company uses estimates and judgments in determining the amount and timing of revenue under IFRS 15, “Revenue from Contracts with Customers,” particularly when determining the transaction price and its allocation to performance obligations identified under the contract.

Transaction price may consist of variable elements such as discounts, performance related price and contract penalties. Transaction price, including variable considerations, is estimated at the commencement of the contract (and periodically thereafter). Judgment is used in the estimation process based on historical experience with the type of business and customer. This includes assessment of price concession based on latest available information on contract negotiations that could have retrospective impact on prices for products and services already ordered or delivered.

IFRS 15 also requires revenue to be allocated to each performance obligations by reference to their standalone selling prices. The Company considers that an adjusted market assessment approach should be used to estimate stand-alone selling prices for its products and services for the purposes of allocating transaction price. These estimates comprised of prices set for similar customer and circumstances, adjusted to reflect appropriate profit margins for the market. Estimates are used to determine discounts that relate specifically to each performance obligations, thus impacting their stand-alone selling prices.

Judgments made in relation to accounting policies applied

Management applies judgment when assessing the customer’s ability and intention to pay in a contract. The assessment is based on the latest customer credit standing and the customer’s past payment history. This assessment may change during the contract execution, and if there is evidence of deterioration in the customer’s ability or intention to pay, then under IFRS 15 no further revenue shall be recognized until the collectability criteria is met. Conversely, this assessment may also change favorably over time, upon which revenue shall now be recognized on a contract that did not initially meet the collectability criteria.

Management also applies judgment in assessing criteria for contract combination. Master purchase agreement can cover a number of different businesses with the same customer and judgment is applied to assess if prices relating to the different businesses are highly dependent, in which case, contracts relating to such businesses shall be combined and the total transaction price allocated to each performance obligation based on estimated stand-alone selling prices. New contracts or contract amendments that cover new business scope may also be combined with existing business if there is a high dependency in prices. Contract amendments may also relate to prior performance obligations, in which case, judgment is also applied to assess if part of the transaction price shall be applied retrospectively.

Revenue for standard products shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. Judgment may be applied in determining whether risk and rewards have been transferred to the customer and whether the customer has accepted the products. In a sale of software license, judgment may also be applied to determine when the software is made available to the customer by considering when they can direct the use of, and obtain substantially all the benefits of, the license. Often all indicators of transfer of control are assessed together and an overall judgment formed as to when transfer of control has occurred in a customer contract.

43	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note A2, cont.

Revenue for customized solutions shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. Judgment are applied when determining the appropriate revenue milestones that best reflect the progress of completion and are aligned with key acceptance stages within the contract.

Customer contract related balances

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers, the environments in which they operate and historical credit losses. This is combined with expectations of future economic conditions to calculate expected credit losses (ECLs). ECLs on trade receivables and contract assets are assessed using a provision matrix based on days past due for groupings of customers that have historically had similar loss patterns. The amount of ECLs is sensitive to changes in the circumstances of our customers and the environments in which they operate as well as management’s expectations of future economic conditions. Actual credit losses may be higher or lower than expected, therefore are regularly monitored to ensure the provision matrix is updated if required. Management review of current and future conditions is based on latest observable economic updates and our internal assessment of the potential impact on our customers. Total allowances for expected credit losses as of December 31, 2020 were SEK 2.5 (3.0) billion or 5% (5%) of gross trade receivables and contract assets. For further detailed information see note F1 “Financial risk management”.

Customer financing assets are valued at fair value on an individual basis. When market pricing is not available, an internal valuation model is applied considering external credit rating, political and commercial risks and bank pricing. Regular monitoring of customer behavior is also a part of the internal assessment.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2020, amounted to SEK 3.6 (3.4) billion or 11% (10%) of gross inventory. For further detailed information, see note B5 “Inventories.”

Classification in relation to companies owned by less than 100%

Judgments made in relation to accounting policies applied

Judgment in relation to classification of ownership less than 100% requires the Company to judge if the ownership shall be classified as subsidiary, joint venture, associated company or financial asset. See “Basis of consolidation and composition of the Group” as well as “Joint ventures and associated companies” under note A1 “Significant accounting policies” for a background. Financial assets refer to the ownerships that neither are subsidiaries nor JV/ associated companies.

Acquired intellectual property rights and other intangible assets, including goodwill

Key sources of estimation uncertainty

At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition, impairment testing is performed whenever there is an indication of impairment, in addition goodwill impairment testing is performed once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Write-downs for intangible assets and goodwill amounted to SEK –0.1 (0.0) billion for 2020.

At December 31, 2020, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 39.8 (33.7) billion, including goodwill of SEK 34.9 (31.2) billion.

For further discussion on goodwill, see note A1 “Significant accounting policies.” Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill. For more information, see note C1 “Intangible assets.”

Judgments made in relation to accounting policies applied

At initial recognition and subsequent remeasurement, management judgments are made, both for key assumptions and regarding impairment indicators. In the purchase price allocation made for each acquisition, the purchase price is assigned to the identifiable assets, liabilities and contingent liabilities based on fair values for these assets. Any remaining excess value is reported as goodwill.

This allocation requires management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.

Leases

Key sources of estimation uncertainty

At initial recognition and subsequent remeasurement, management estimates are made for the term applied in a lease contract. The outcome of these estimates may turn out not to match the actual outcome of the lease and may have an adverse effect on the right-of-use assets. For more information, see note C3 “Leases.”

Judgments made in relation to accounting policies applied

Lease contracts may give the lessee the right to shorten or extend a contract. Under such contracts management judgement of the lease term is required. The Group estimates its incremental borrowing rate to measure lease liabilities at the present value of lease payments as the interest rate implicit in the lease is not readily determinable. An incremental borrowing rate is used in discounting of the lease liabilities and requires judgement to reflect the rate of interest that would have to be paid to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. This estimated rate determines the discounting of lease liabilities and right-of use assets recognized in the statement of financial position. As well as the split between interest expense and depreciation recognized in the income statement over the lease term.

Provisions

Key sources of estimation uncertainty

Provisions are mainly related to estimates for onerous contracts with customers and suppliers. Onerous customer contract provision includes estimate of costs to be incurred based on the latest conditions and progress on the contract. Assumptions on the probable outcomes of revenue and costs, which may include costs of potential compensation or penalties on exit, are revised regularly based on latest available information and the provision remeasured accordingly. Other sources for estimation uncertainty are restructuring program execution, patent and other litigations. As commented above in the initial part of this note the amounts may come to differ due to future reassessments and outcomes.

At December 31, 2020, provisions amounted to SEK 10.5 (10.9) billion. For further detailed information, see note D1 “Provisions.”

Judgments made in relation to accounting policies applied

Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not.

Supplier payments program

Judgments made in relation to accounting policies applied

With the aim of increasing working capital efficiency, Ericsson continuously renegotiates payment days with suppliers. The negotiations with suppliers for payment days is an integral part of the procurement activities. Some

44	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note A2, cont.

suppliers sell their Ericsson receivables to banks and Ericsson can if requested introduce a bank interested in purchasing such receivables. Ericsson does not pay or receive a fee, nor provide additional security under the program. This arrangement does not lead to any significant change in the nature or function of Ericsson’s liabilities because the supplier invoices are considered part of working capital used in Ericsson’s normal operating cycle. The maximum credit period agreed with any supplier does not exceed six months. Therefore, these liabilities remain classified as trade payables with separate disclosure in the notes, see note B8 “Trade payables.”

Contingent liabilities

Key sources of estimation uncertainty

As disclosed under ‘Provisions’ there are uncertainties in the estimated amounts. The same type of uncertainty exists for contingent liabilities. Given that there are a number of potential obligations, for example relating to ongoing litigation, a contingent liability may arise and/or expense may have to be recognized at a later stage.

Judgments made in relation to accounting policies applied

As disclosed under note A1, “Significant accounting policies” a potential obligation that is not likely to result in an economic outflow is classified as a contingent liability, with no impact on the Company’s financial statements. However, should an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the financial statements.

Foreign exchange risks

Key sources of estimation uncertainty

Foreign exchange risk impacts the financial results of the Company, see further disclosure in note F1 “Financial risk management,” under Foreign exchange risk.

Pensions and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. In countries where there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied. Judgment is applied in determining the deepness of the high-quality corporate bond market in each country. The impact of applying an alternative discount rate based on Swedish covered bonds is disclosed in note G1, “Post-employment benefits.” At December 31, 2020, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 108.2 (102.4) billion and fair value of plan assets to SEK 73.6 (69.7) billion. For more information on estimates and assumptions, see note G1 “Post-employment benefits.”

Deferred taxes

Key sources of estimation uncertainty

Deferred tax assets and liabilities are recognized for temporary differences and for tax loss carry-forwards. Deferred tax is recognized net of valuation allowances. The valuation of temporary differences and tax loss carry-forwards is based on management’s estimates of future taxable profits in different tax jurisdictions against which the temporary differences and loss carry-forwards may be utilized. These estimates are primarily based on business plans for the Company´s estimated outcome of deductibility in relation to larger provisions. As prescribed in IFRIC 23 estimates are made in relation to uncertain tax positions in a limited number of countries. Estimates are made for any expected changes in tax legislation with a potential material impact.

The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date), except for withholding taxes that expire after five years. For further information, see note H1 “Taxes.”

At December 31, 2020, the value of deferred tax assets amounted to SEK 26.3 (31.2) billion. The deferred tax assets related to loss carry-forwards are reported as non-current assets.

Accounting for income tax, value added tax, and other taxes

Key sources of estimation uncertainty

Accounting for these items is based upon evaluation of income, value added and other tax rules in all jurisdictions where the Company performs activities. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.

COVID-19 impacts on the financial statements

The COVID-19 pandemic has impacted certain lines within our financial statements. Fiscal stimulus provided by governments and expansional central banks policies worldwide have reduced government bond yields and reversed the significant negative movement in the capital and equity markets in the first quarter 2020. The economic conditions improved in subsequent quarters in 2020 although the Company continues to monitor the effect of the pandemic on key items within the financial statements and provide additional disclosures where necessary.

Comments on areas of financial statements affected are in the following notes: C1 “Intangible assets”, E1 “Equity,” F1 “Financial Risk Management,” F4 “Interest-bearing liabilities,” G1 “Post-employment benefits” and H1 “Taxes.”

45	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Section B – Business and operations

B1 Segment information

Operating segments

When determining Ericsson’s operating segments, consideration has been given to the financial reporting reviewed by the Chief Operating Decision Maker (CODM). Markets and what type of customers the products and services aim to attract has been considered, as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, four operating segments are reported;

•	Networks

•	Digital Services

•	Managed Services

•	Emerging Business and Other.

Segment Networks support all radio-access technologies and offer hardware, software and related services for both radio access and transport. The product-related services comprise design, tuning, network rollout and customer support. 82% (82% in 2019 and 82% in 2018) of the IPR licensing revenues are reported as part of segment Networks.

Segment Digital Services includes products and services for operators in the areas of BSS, OSS, Cloud Core, Cloud Communication and Cloud infrastructure. It also includes consulting, learning and testing services. 18% (18% in 2019 and 18% in 2018) of the IPR licensing revenues are reported as part of segment Digital Services.

Segment Managed Services provides Networks and IT Managed Services, Network design and Optimization, and Application Development and Maintenance to operators.

Segment Emerging Business and Other includes:

•	Emerging Business, including IoT, iconectiv, Cradlepoint and New businesses

•	Media businesses, including Red Bee Media and a 49% ownership of MediaKind.

Market areas

The market areas are the Company’s primary sales channel with the responsibility to sell and deliver customer solutions.

The Company operates worldwide and reports its operations divided into five geographical market areas:

•	Europe and Latin America

•	Middle East and Africa

•	North America

•	North East Asia

•	South East Asia, Oceania and India.

In addition, IPR licensing revenues and the majority of segment Emerging Business and Other are externally reported as market area Other.

Major customers

The Company derives most of its sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 500 customers, mainly consisting of network operators, the ten largest customers accounted for 50% (49% in 2019 and 48% in 2018) of net sales. The largest customer accounted for approximately 13% (10% in 2019 and 9% in 2018) and the second largest customer accounted for 10% (8% in 2019 and 8% in 2018) of net sales in 2020. These customers were reported under segment Networks, Digital Services and Managed Services.

Operating segments 2020

	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Group
Segment sales	165,978	37,324	22,600	6,488	232,390	232,390
Net sales	165,978	37,324	22,600	6,488	232,390	232,390
Gross income	72,413	15,637	4,012	1,662	93,724	93,724
Gross margin (%)	43.6%	41.9%	17.8%	25.6%	40.3%	40.3%
Operating income (loss)	30,851	–2,206	1,563	–2,400	27,808	27,808
Operating margin (%)	18.6%	–5.9%	6.9%	–37.0%	12.0%	12.0%
Financial income and expenses, net						–596

Income after financial items						27,212
Income tax						–9,589

Net income						17,623

Other segment items
Share in earnings of JV and associated companies	37	28	5	–368	–298	–298
Amortizations	–775	–607	–5	–602	–1,989	–1,989
Depreciations	–3,764	–1,252	–386	–587	–5,989	–5,989
Impairment losses	–494	–119	–25	–58	–696	–696
Restructuring expenses	–746	–19	–258	–283	–1,306	–1,306
Gains/losses on sale of investments and operations	–129	12	5	–29	–141	–141

46	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note B1, cont.

Operating segments 2019

	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Group
Segment sales	155,009	39,857	25,565	6,785	227,216	227,216
Net sales	155,009	39,857	25,565	6,785	227,216	227,216
Gross income	64,717	14,836	3,990	1,281	84,824	84,824
Gross margin (%)	41.8%	37.2%	15.6%	18.9%	37.3%	37.3%
Operating income (loss)	24,767	–4,027	2,309	–12,485	10,564	10,564
Operating margin (%) 1)	16.0%	–10.1%	9.0%	–184.0%	4.6%	4.6%
Financial income and expenses, net						–1,802

Income after financial items						8,762
Income tax						–6,922

Net income						1,840

Other segment items
Share in earnings of JV and associated companies	26	41	3	–405	–335	–335
Amortizations	–517	–1,413	–5	–603	–2,538	–2,538
Depreciations	–3,604	–1,478	–413	–566	–6,061	–6,061
Impairment losses	–295	–128	–24	–43	–490	–490
Restructuring expenses	–68	–614	–45	–71	–798	–798
Gains/losses on sale of investments and operations	–225	–2	–12	936	697	697

1)	Includes costs of SEK –10.7 billion in 2019 related to the resolution of the US SEC and DOJ investigations.

Operating segments 2018

	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Group
Segment sales	138,570	38,089	25,770	8,409	210,838	210,838
Net sales	138,570	38,089	25,770	8,409	210,838	210,838
Gross income	55,153	8,318	2,886	1,843	68,200	68,200
Gross margin (%)	39.8%	21.8%	11.2%	21.9%	32.3%	32.3%
Operating income (loss)	19,421	–13,852	1,093	–5,420	1,242	1,242
Operating margin (%)	14.0%	–36.4%	4.2%	–64.5%	0.6%	0.6%
Financial income and expenses, net						–2,705

Income after financial items						–1,463
Income tax						–4,813

Net income (loss)						–6,276

Other segment items
Share in earnings of JV and associated companies	28	27	3	—	58	58
Amortizations	–830	–2,295	–14	–807	–3,946	–3,946
Depreciations	–1,717	–933	–169	–456	–3,275	–3,275
Impairment losses	–308	–406	–29	–354	–1,097	–1,097
Restructuring expenses	–1,781	–5,366	–276	–592	–8,015	–8,015
Gains/losses on sale of investments and operations	–132	–36	–57	—	–225	–225

Products and Services by Segments

	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segment
2020
Products	122,229	20,447	81	3,429	146,186
Services	43,749	16,877	22,519	3,059	86,204

Total	165,978	37,324	22,600	6,488	232,390
2019
Products	109,122	21,480	11	3,553	134,166
Services	45,887	18,377	25,554	3,232	93,050

Total	155,009	39,857	25,565	6,785	227,216
2018
Products	96,931	20,458	—	4,036	121,425
Services	41,639	17,631	25,770	4,373	89,413

Total	138,570	38,089	25,770	8,409	210,838

47	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note B1, cont.

Market area 2020

						Non-current
	Net sales					assets 4)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania and India	21,464	4,329	4,219	36	30,048	812
North East Asia 3)	27,120	5,124	831	259	33,334	2,648
North America 2)	62,199	7,979	3,529	68	73,775	12,749
Europe and Latin America 1)	33,257	11,954	10,167	367	55,745	49,895
Middle East and Africa	13,281	6,144	3,854	19	23,298	140
Other 1) 2) 3) 5)	8,657	1,794	—	5,739	16,190	—

Total	165,978	37,324	22,600	6,488	232,390	66,244
1) Of which in EU 5)					29,501	48,133
Of which in Sweden 5)					1,123	43,627
2) Of which in the United States 5)					77,835	11,533
3) Of which in China 5)					18,745	2,136

4)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
5)	Including IPR licensing revenue reported under Other above.

Market area 2019

						Non-current
	Net sales					assets 4)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania and India	21,850	4,033	3,836	57	29,776	1,199
North East Asia 3)	20,339	4,857	1,026	178	26,400	2,881
North America 2)	55,808	9,646	4,673	96	70,223	11,570
Europe and Latin America 1)	33,884	12,571	12,149	402	59,006	45,832
Middle East and Africa	14,604	7,015	3,881	25	25,525	151
Other 1) 2) 3) 5)	8,524	1,735	—	6,027	16,286	—

Total	155,009	39,857	25,565	6,785	227,216	61,633
1) Of which in EU 5)					35,729	44,306
Of which in Sweden 5)					589	38,313
2) Of which in the United States 5)					73,279	10,176
3) Of which in China 5)					15,860	2,402

4)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
5)	Including IPR licensing revenue reported under Other above.

Market area 2018

						Non-current
	Net sales					assets 4)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania and India	21,337	4,824	3,388	40	29,589	445
North East Asia 3)	15,915	4,849	1,465	80	22,309	1,833
North America 2)	46,452	8,358	3,680	96	58,586	9,397
Europe and Latin America 1) 6)	33,887	12,172	13,191	313	59,563	39,481
Middle East and Africa 6)	13,826	6,451	4,046	15	24,338	50
Other 1) 2) 3) 5)	7,153	1,435	—	7,865	16,453	—

Total	138,570	38,089	25,770	8,409	210,838	51,206
1) Of which in EU 5)					35,941	38,423
Of which in Sweden 5)					2,315	34,434
2) Of which in the United States 5)					61,446	8,349
3) Of which in China 5)					14,601	1,525

4)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
5)	Including IPR licensing revenue reported under Other above.
6)	2018 is restated due to a change in 2019 where sales reported on Morocco is reported on market area Middle East and Africa (earlier Europe and Latin America).

48	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

B2 Net sales

Net sales

	2020	2019	2018
Hardware	96,294	86,130	76,792
Software	49,892	48,036	44,633
Services	86,204	93,050	89,413

Net sales	232,390	227,216	210,838
Of which IPR licensing revenues	9,975	9,631	7,954
Of which export sales from Sweden	132,269	120,822	109,969

B3 Expenses by nature

Expenses by nature

	2020	2019	2018
Goods and services	120,102	123,488	135,554
Employee remuneration	74,645	72,663	67,161
Amortizations and depreciations	7,978	8,599	7,221
Impairments, obsolescence allowances and revaluation	3,082	4,106	3,470
Inventory increase/decrease (–/+), net	–44	–704	–2,995
Additions to capitalized development	–817	–1,545	–925

Expenses charged to cost of sales and operating expenses	204,946	206,607	209,486

Total restructuring charges in 2020 were SEK 1.3 (0.8) billion. Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2020	2019	2018
Cost of sales	725	337	5,938
R&D expenses	411	344	1,293
Selling and administrative expenses	170	117	784

Total restructuring charges	1,306	798	8,015

B4 Other operating income and expenses

Other operating income and expenses

	2020	2019	2018
Other operating income
Gains on sales of intangible assets and PP&E	64	115	30
Gains on sales of investments and operations 1)	347	1,119	105
Other operating income	750	1,116	362

Total other operating income	1,161	2,350	497
Other operating expenses
Losses on sales of intangible assets and PP&E	—	—	–17
Losses on sales of investments and operations 1)	–488	–422	–330
Write-down of goodwill 2)	—	—	–275
Other operating expenses 3)	–11	–11,638	–43

Total other operating expenses	–499	–12,060	–665

1)	Includes divestments presented in note E2 “Business combinations.”
2)	For more information about the write-down of goodwill, see note C1 “Intangible assets.”
3)	Includes cost of SEK –10.7 billion in 2019 related to the resolution of the US SEC and DOJ investigations.

B5 Inventories

Inventories

	2020	2019
Raw materials, components, consumables and manufacturing work in progress	9,510	8,209
Finished products	8,709	8,742
Contract work in progress	9,878	13,912

Inventories, net	28,097	30,863

The amount of inventories recognized as expense and included in Cost of sales was SEK 61,647 (58,249) million.

Contract work in progress consists of costs incurred to date on standard and customised solutions where the performance obligations are yet to be fully delivered. These costs will be recognized as cost of sales when the related revenue is recognized in the income statement.

Reported amounts are net of obsolescence allowances of SEK 3,627 (3,386) million.

Movements in obsolescence allowances

	2020	2019	2018
Opening balance	3,386	2,611	2,425
Additions, net	2,266	2,228	1,079
Utilization	–1,781	–1,459	–987
Translation differences	–244	22	94
Balances regarding acquired/divested businesses	—	–16	—

Closing balance	3,627	3,386	2,611

B6 Customer contract related balances

Trade receivables, customer finance, contract assets and contract liabilities

	2020	2019
Customer finance credits	3,137	3,756
Trade receivables	42,063	43,069
Contract assets	11,273	12,171
Contract liabilities	26,440	29,041

Total trade receivables include SEK 0 (127) million balance relating to associated companies and joint ventures.

Of the total Customer finance credits balance SEK 1,916 (1,494) million is current.

Revenue recognized in the period

	2020	2019
Revenue recognized in the year relating to the opening contract liability balance	20,563	23,461
Revenue recognized relating to performance obligations satisfied, or partially satisfied, in prior reporting periods	458	31

Revenue recognized relating to performance obligations satisfied, or partially satisfied, in prior reporting periods is a net adjustment that relates to contract modifications, retrospective price adjustments, settlement and adjustments to variable consideration based on actual measurements concluded in the year.

49	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note B6, cont.

Transaction price allocated to the remaining performance obligations

	2020	2019
Aggregate amount of transaction price allocated to unsatisfied, or partially unsatisfied, performance obligations	93,934	101,474

The company expects that the transaction price allocated to the remaining performance obligations will be converted into revenue in accordance with the following approximation: 80% in 2021, 15% in 2022 and remaining 5% in 2023 and beyond.

For information about credit risk and impairment of customer contract related balances, see note F1 “Financial risk management.”

B7 Other current receivables

Other current receivables

	2020	2019
Prepaid expenses	1,857	1,418
Advance payments to suppliers	468	412
Derivative assets 1)	1,510	142
Taxes	10,839	9,778
Other	1,340	2,729

Total	16,014	14,479

1)	See also note F1 “Financial risk management.”

B8 Trade payables

Trade payables

	2020	2019
Trade payables to associated companies and joint ventures	81	102
Trade payables, excluding associated companies and joint ventures 1)	31,907	30,301

Total	31,988	30,403

1)	Of the trade payable amount SEK 8.6 billion relates to supplier invoices under Ericsson’s supplier payments program.

B9 Other current liabilities

Other current liabilities

	2020	2019
Accrued interest	181	238
Accrued expenses	28,895	31,159
Of which employee-related	15,182	13,303
Of which supplier-related	7,823	10,084
Of which other 1)	5,890	7,772
Derivative liabilities 2)	234	996
Other3)	8,864	5,012

Total	38,174	37,405

1)	Major balance relates to accrued expenses for customer projects.
2)	See also note F1 “Financial risk management.”
3)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where the related invoice has not yet been received.

Section C – Long-term assets

C1 Intangible assets

Intangible assets

	2020			2019
	Capitalized development expenses	Goodwill	IPR1), brands and other intangible assets	Capitalized development expenses	Goodwill	IPR1), brands and other intangible assets
Cost
Opening balance	18,681	37,847	52,912	23,719	43,294	58,101
Acquisitions/capitalization	817	—	396	1,545	—	4
Balances regarding acquired/divested business 2)	—	7,104	3,500	–2,099	–7,093	–6,049
Sales/disposals	–1,256	—	–48	–4,551	—	–112
Translation differences	–193	–3,359	–2,847	67	1,646	968

Closing balance	18,049	41,592	53,913	18,681	37,847	52,912
Accumulated amortizations
Opening balance	–10,896	—	–43,018	–14,768	—	–47,277
Amortizations	–906	—	–1,083	–1,519	—	–1,019
Balances regarding divested business 2)		—	35	843	—	5,922
Sales/disposals	1,256	—	48	4,551	—	112
Translation differences	99	—	2,297	–3	—	–756

Closing balance	–10,447	—	–41,721	–10,896	—	–43,018
Accumulated impairment losses
Opening balance	–3,745	–6,647	–7,403	–4,714	–13,259	–7,350
Balances regarding divested business 2)	—	—	—	1,005	7,292	55
Impairment losses	—	—	–137	–36	—	–19
Translation differences	—	—	153	—	–680	–89

Closing balance	–3,745	–6,647	–7,387	–3,745	–6,647	–7,403

Net carrying value	3,857	34,945	4,805	4,040	31,200	2,491

1)	Intellectual property rights.
2)	For more information on acquired/divested businesses, see note E2 “Business combinations.”

50	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note C1, cont.

The total goodwill for the Company is SEK 34.9 (31.2) billion and is allocated to the operating segments Networks, with SEK 24.1 (26.5) billion, Digital Services, with SEK 3.0 (3.3) billion and segment Emerging Business and Other, with SEK 7.8 (1.4) billion, of which Cradlepoint SEK 6.5 billion. Segment Managed Services does not carry goodwill. More information is disclosed in note B1 “Segment information.”

Write-down during 2020

In Networks there was an impairment write-down of SEK 0.1 billion related to the portfolio of the antenna and filter business, which is reported in line item Research and development expenses.

Write-down during 2019 and 2018

In 2019 Digital Services and Networks there was an impairment write-down of SEK 0.04 billion related to capitalized development expenses triggered by a change in the GIC program, which is reported on line item Research and development expenses. In segment Emerging Business and Other there was a write-down of SEK 0.02 billion triggered by a change in business strategy, which is reported on line item Selling and administrative expenses.

In 2018 in Digital Services there was an impairment write-down of SEK 0.3 billion related to capitalized development expenses triggered by a change in the Business Support System (BSS) strategy, which is reported on line item Research and development expenses. In segment Emerging Business and Other for the Cash Generating Unit, CGU, Edge Gravity there was a goodwill impairment write-down of SEK 0.3 billion triggered by a change in business strategy, which is reported on line item Other operating expenses. There is no remaining goodwill for this CGU.

Goodwill allocation

The goodwill allocation has not changed since last year. Goodwill from acquisitions during the year has been allocated to segments Digital Services and Emerging Business and Other, of which Cradlepoint is the main part.

Impairment tests

Each operating segment is a CGU, except for segment Emerging Business and Other which consists of five CGUs. The value in use method has been used for goodwill impairment, which means that the recoverable amounts for CGUs are established as the present value of expected future cash flows based on five-year business plans approved by management.

Estimation of future cash flows includes assumptions mainly for the following key financial parameters:

•	Sales growth

•	Development of operating income (based on operating margin or cost of goods sold and operating expenses relative to sales)

•	Related development of working capital and capital expenditure requirements.

The assumptions regarding industry-specific market drivers and market growth are based on industry sources as input to the projections made within the Company for the development 2021–2025 for key industry parameters:

•	By 2025, about 35 years after the introduction of digital mobile technology, it is predicted that there will be 8.6 billion mobile subscriptions (excl. Cellular IoT).

•	The number of mobile subscriptions is estimated to grow from around 7.9 billion by the end of 2020 to around 8.6 billion by the end of 2025. Out of all mobile subscriptions, 7.3 billion will be associated with a smartphone.

•	The number of 5G subscriptions is forecasted to reach 2.8 billion (excl. Cellular IoT) by the end of 2025.

•	By 2025, about 36 billion connected devices are forecasted, of which over 25 billion will be related to Internet of Things, IoT. Connected IoT devices including connected cars, machines, meters, sensors, point-of-sale terminals, consumer electronics and wearables.

•	Cellular IoT is predicted to grow from 1.7 billion devices in 2020 to 5.2 billion devices in 2025.

•	Mobile data traffic volume is estimated to increase by around four times in the period 2020–2025. The mobile traffic is driven by smartphone users and video traffic. Smartphone traffic will grow by around four times, and mobile video traffic is forecasted to grow by around 30% annually through 2025 to account for approximately 75% of all mobile data traffic.

The assumptions are also based upon information gathered in the Company’s long-term strategy process, including assessments of new technology, the Company’s competitive position and new types of business and customers, driven by the continued integration of telecom and data.

The business plans are based on specific estimates for the forecast period, 2021–2025, using a nominal annual growth rate of 1% (1%) per year thereafter. An after-tax discount rate of 8.0% (8.1%) has been applied for the discounting of projected after-tax cash flows. The same rate has been applied for all CGUs, since there is a high degree of integration between them, except for one CGU. There are no reasonable indications arising from our sensitivity analysis that would lead to an impairment.

The discount rate for CGU Emodo within segment Emerging Business and Other has been set to 12% due to the lower maturity of the business and the corresponding higher risk involved. If the discount factor in the impairment test would have been increased by four percentage points to 16% no head room would remain. This CGU has a carrying amount of SEK 0.4 billion.

The Company’s discounting is based on after-tax future cash flows and after-tax discount rates. This discounting is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS. In note A1 “Significant accounting policies,” and note A2 “Critical accounting estimates and judgments,” further disclosures are given regarding goodwill impairment testing. The assumptions for 2019 are disclosed in note C1 “Intangible assets” in the Annual Report of 2019.

The Company has considered the effect of the COVID-19 pandemic in the impairment test and currently expect no material changes to expected future cash flows which could impact recoverability of intangible assets. Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired.

51	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

C2 Property, plant and equipment

Property, plant and equipment 2020

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,755	3,512	33,790	1,015	45,072
Additions	78	163	2,184	2,068	4,493
Balances regarding acquired/divested business	2	4	59	–10	55
Sales/disposals	–567	–475	–2,534	–173	–3,749
Reclassifications	720	92	1,009	–1,821	—
Translation differences	–485	–266	–1,618	–84	–2,453

Closing balance	6,503	3,030	32,890	995	43,418
Accumulated depreciations
Opening balance	–3,745	–2,843	–23,291	—	–29,879
Depreciations	–425	–241	–2,936	—	–3,602
Balances regarding divested business	—	—	1	—	1
Sales/disposals	537	470	2,165	—	3,172
Reclassifications	1	11	–12	—	—
Translation differences	227	210	1,210	—	1,647

Closing balance	–3,405	–2,393	–22,863	—	–28,661
Accumulated impairment losses
Opening balance	–295	–43	–1,005	—	–1,343
Impairment losses	–11	–65	–434	–2	–512
Sales/disposals	9	28	348	2	387
Translation differences	22	5	67	—	94

Closing balance	–275	–75	–1,024	—	–1,374

Net carrying value	2,823	562	9,003	995	13,383

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2020, amounted to SEK 499 (548) million.

In 2020 impairment losses have been made of SEK 0.5 (0.4) billion. The impairment losses by segment was Networks SEK 0.3 (0.2) billion, Digital Services SEK 0.1 (0.1) billion.

Property, plant and equipment 2019

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,844	3,372	32,469	871	43,556
Additions	81	272	2,650	2,115	5,118
Balances regarding acquired/divested business	–167	173	–317	27	–284
Sales/disposals	–568	–346	–2,941	–514	–4,369
Reclassifications	369	–24	1,178	–1,523	—
Translation differences	196	65	751	39	1,051

Closing balance	6,755	3,512	33,790	1,015	45,072
Accumulated depreciation
Opening balance	–3,703	–2,948	–22,769	—	–29,420
Depreciations	–406	–203	–2,978	—	–3,587
Balances regarding divested business	97	12	355	—	464
Sales/disposals	379	323	2,692	—	3,394
Reclassification	—	34	–34	—	—
Translation differences	–112	–61	–557	—	–730

Closing balance	–3,745	–2,843	–23,291	—	–29,879
Accumulated impairment losses
Opening balance	–292	–66	–929	—	–1,287
Impairment losses	–56	6	–280	–30	–360
Balances regarding divested business	1	—	1	—	2
Sales/disposals	61	19	235	30	345
Translation differences	–9	–2	–32	—	–43

Closing balance	–295	–43	–1,005	—	–1,343

Net carrying value	2,715	626	9,494	1,015	13,850

52	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

C3 Leases

Leases with the Company as lessee

Right-of-use assets

	2020				2019
	Real estate	Vehicles	Other	Total	Real estate	Vehicles	Other	Total
Cost
Opening balance	11,263	698	126	12,087	9,151	452	126	9,729
Additions	2,220	339	45	2,604	2,035	265	—	2,300
Balances regarding acquired/divested business	126	—	—	126	–21	—	—	–21
Terminations	–926	–130	—	–1,056	–127	–29	—	–156
Translation differences	–899	–84	—	–983	225	10	—	235

Closing balance	11,784	823	171	12,778	11,263	698	126	12,087
Accumulated depreciations
Opening balance	–2,126	–260	–28	–2,414	—	—	—	—
Depreciations	–2,082	–277	–28	–2,387	–2,162	–284	–28	–2,474
Balances regarding divested business	1	—	—	1	1	—	—	1
Terminations	238	109	—	347	14	22	—	36
Translation differences	269	38	1	308	21	2	—	23

Closing balance	–3,700	–390	–55	–4,145	–2,126	–260	–28	–2,414
Accumulated impairment losses
Opening balance	–872	—	—	–872	–767	—	—	–767
Impairment losses	–47	—	—	–47	–75	—	—	–75
Terminations	553	—	—	553	—	—	—	—
Translation differences	26	—	—	26	–30	—	—	–30

Closing balance	–340	—	—	–340	–872	—	—	–872
Financial sublease
Opening balance	–314	—	—	–314	–311	—	—	–311
Derecognition	–42	—	—	–42	2	—	—	2
Translation differences	43	—	—	43	–5	—	—	–5

Closing balance	–313	—	—	–313	–314	—	—	–314

Net carrying value	7,431	433	116	7,980	7,951	438	98	8,487

Lease liabilities

The lease liabilities amounted to SEK 9,300 (9,882) million by the end of 2020. The remaining contractual maturities as of December 31, 2020 is shown in note D4 “Contractual obligations.”

Lease cost

The total lease cost amounted in 2020 to SEK 3,704 (3,576) million, of which depreciation SEK 2,387 (2,474) million, impairment losses SEK 47 (75) million, lease expense relating to low-value assets SEK 516 (194) million, interest expense SEK 490 (551) million and variable lease expense SEK 264 (357) million. Variable lease expense consists mainly of property tax.

Cash payments

Cash payments

	2020	2019
Amortization of the lease liabilities 1)	–2,417	–2,990
Interest expense of the lease liabilities	–490	–551
Low-value asset not included in the measurement of the liabilities	–516	–194
Variable lease payments not included in the measurement of the lease liabilities	–264	–357

Total cash outflow	–3,687	–4,092

1)	Including advance payments.

Future cash outflow

Future cash outflows from extension options beginning in 2021 amounts to SEK 91 (48) million. Future cash outflows from leases not yet commenced in 2020 to which Ericsson as the lessee is committed is SEK 13 million.

Leases with the Company as lessor

Lessor leases relate mainly to subleasing of real estate. These lease contracts vary in length from 1 to 12 years.

Sublease receivables in 2020 amounted for operating leases to SEK 75 (124) million and for financial leases to SEK 56 (56) million. Sublease interest income from financial leases in 2020 was SEK 11 (18) million

At December 31, 2020, future minimum payment receivables were distributed as follows:

Future minimum payment receivables

	Financial leases	Operating leases
2021	58	64
2022	59	29
2023	61	18
2024	63	8
2025	11	2
2026 and later	—	2

Total	252	123

53	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Section D – Obligations

D1 Provisions

Provisions

	Restructuring	Customer related	Suppliers related	Warranty	Other	Total
2020
Opening balance	1,095	3,738	1,309	941	3,840	10,923
Additions	1,144	1,108	535	248	2,212	5,247
Reversal of excess amounts	–149	–83	–438	–99	–392	–1,161
Negative effect on Income statement						4,086
Utilization/Cash out	–815	–766	–595	–105	–1,694	–3,975
Reclassifications	9	–4	–14	3	–21	–27
Translation differences	–84	–143	–6	–1	–307	–541

Closing balance	1,200	3,850	791	987	3,638	10,466

2019
Opening balance	3,309	8,916	1,559	363	1,861	16,008
Additions	436	1,323	1,641	906	2,866	7,172
Reversal of excess amounts	–290	–86	–739	–43	–25	–1,183
Negative effect on Income statement						5,989
Utilization/Cash out	–1,788	–3,247	–1,052	–288	–1,201	–7,576
Reclassifications	–659	–3,217	–101	—	358	–3,619
Translation differences	87	49	1	3	–19	121

Closing balance	1,095	3,738	1,309	941	3,840	10,923

Provisions will fluctuate over time depending on business mix, market mix and technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. During certain years the Company undertakes restructuring activities that may require recognition of provisions. Management uses its best judgment to estimate provisions based on this assessment. Under certain circumstances, provisions are no longer required due to outcomes being more favourable than anticipated, which affect the provisions balance as a reversal. In other cases, the outcome can be negative, and if so, a charge is recorded in the income statement.

For 2020, new or additional provisions amounting to SEK 5.2 billion were made, and SEK 1.2 billion of provisions were reversed. The actual cash outlays for 2020 were SEK 4.0 billion compared with the estimated SEK 9.3 billion. The expected total cash outlays in 2021 are approximately SEK 6.3 billion.

Of the total provisions, SEK 2.9 (2.7) billion is classified as non-current. For more information, see note A1 “Significant accounting policies” and note A2 “Critical accounting estimates and judgments.”

Restructuring provisions

In 2020, SEK 1.1 billion in provisions were made and SEK 0.1 billion were reversed due to a more favorable outcome than expected. The scope of the structural efficiency measures involves service delivery, supply and manufacturing, R&D and Selling and administrative expenses. The cash outlays for restructuring provisions were SEK 0.8 billion for the full-year, compared with the expected SEK 1.1 billion. The cash outlays for the full-year also includes provisions identified and paid out during 2020. The cash outlays for 2021 for these provisions are estimated to total approximately SEK 1.2 billion. For more information about the restructuring charges booked in the income statement, see note B3 “Expenses by nature.”

Customer related

Customer related provision consists of mainly provision for onerous customer contracts. During 2020, new provisions amounting to SEK 1.1 billion were made for onerous customer contracts where it is probable that expected costs will exceed revenue for the remaining duration of the contracts. The cash outlays were SEK 0.8 billion in 2020 compared to the estimated of SEK 3.7 billion.

The main reason for the difference is due to a provision that has a slower utilization because of the COVID-19 travel restrictions. For 2021, the cash outlays for these provisions are estimated to total approximately SEK 1.1 billion.

Supplier related

Supplier related provisions include provision for supplier claims/guarantees. During 2020, new provisions amounting to SEK 0.5 billion were made and SEK 0.4 billion were reversed due to more favorable outcome. The cash outlays were SEK 0.6 billion in 2020 compared to the estimated of SEK 1.3 billion. For 2021, the cash outlays for this provision is estimated to total approximately SEK 0.7 billion.

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. These provisions do not include costs for service in additions within customer contracts that are accounted for as separate performance obligations. During 2020, new provisions amounting to SEK 0.2 billion were made. The actual cash outlays for 2020 were SEK 0.1 billion, compared to the expected SEK 0.8 billion. The cash outlays of warranty provisions during year 2021 are estimated to total approximately SEK 0.8 billion.

Other provisions

Other provisions include provisions for share-based payments, litigations and other. During 2020, new provisions amounting to SEK 2.2 billion were made (mainly provisions for share-based payments and litigations).

As of December 31, SEK 2.1 (1.9) billion (including social charges) of the closing balance relates to provisions for share-based payments, see note G3 “Share-based compensation” for more information. The cash outlays were SEK 1.7 billion in 2020 compared to the estimate of SEK 2.4 billion. For 2021, the cash outlays for other provisions are estimated to total approximately SEK 2.5 billion.

54	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

D2 Contingent liabilities

Contingent liabilities

	2020	2019
Contingent liabilities	1,198	1,527

Total	1,198	1,527

Contingent liabilities mainly relate to pensions, customs guarantees and tax litigations in subsidiaries. Contingent liabilities assumed by the Company include guarantees of loans to other companies of SEK 15 (27) million.

All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made. In note A2 “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial guarantees for third-parties amounted to SEK 6 (24) million as of December 31, 2020. The maturity date for the majority of the issued guarantees occurs in 2021 at the latest.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth investigation. In January 2014, the CCI opened similar investigations against Ericsson based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claims from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is awaiting final appellate decision by the Supreme Court of India.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions.

The amounts in the table above do not include any amounts related to neither Micromax, nor SAMR.

D3 Assets pledged as collateral

Assets pledged as collateral

	2020	2019
Chattel mortgages 1)	6,332	5,340
Bank deposits	476	561

Total	6,808	5,901

1)	See also note G1 “Post-employment benefits.”

D4 Contractual obligations

Contractual obligations 2020

	Payment due by period
	<1	1–3	3–5	>5
(SEK billion)	year	years	years	years	Total
Current and non-current debt 1)	8.4	10.8	10.2	1.9	31.3
Lease obligations 2)	2.6	3.9	2.5	1.9	10.9
Other non-current liabilities	0.1	0.7	—	0.6	1.4
Purchase obligations 3)	12.0	2.6	0.6	—	15.2
Trade payables	32.0	—	—	—	32.0
Commitments for customer finance 4)	26.9	—	—	—	26.9
Derivatives liabilities 4)	0.1	0.1	—	—	0.2

Total	82.1	18.1	13.3	4.4	117.9

Contractual obligations 2019

	Payment due by period
	<1	1–3	3–5	>5
(SEK billion)	year	years	years	years	Total
Current and non-current debt 1)	9.8	15.6	10.5	2.9	38.8
Lease obligations 2)	2.8	4.1	2.6	2.3	11.8
Other non-current liabilities	0.1	0.7	0.1	1.2	2.1
Purchase obligations 3)	10.6	0.6	0.1	—	11.3
Trade payables	30.4	—	—	—	30.4
Commitments for customer finance 4)	25.9	—	—	—	25.9
Derivatives liabilities 4)	0.4	0.5	—	0.1	1.0

Total	80.0	21.5	13.3	6.5	121.3

1)   Current and non-current debt, including interest commitments.

2)   Future lease obligations, nominal lease liability, see also note C3 “Leases.”

3)   The amounts of purchase obligations are gross, before deduction of any related provisions.

4)   See also note F1 “Financial risk management.”

As a measure to secure resilience in our supply chain, mainly as a result of increased uncertainties due to COVID-19, we have increased the access to critical components and by that also increasing our contractual obligations. In particular, the Company has purchase obligations in relation to stock held by providers amounting to SEK 1.6 billion. Any risks related to purchase obligations are assessed according to the principles for recognition of provisions as prescribed under note A1 “Significant accounting policies” under heading Provisions.
For information about financial guarantees, see note D2 “Contingent liabilities.”

55	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Section E –  Group structure

E1 Equity

Capital stock 2020

Capital stock at December 31, 2020, consisted of the following:

Capital stock

Parent Company	Number of shares	Capital stock (SEK million)
Class A shares	261,755,983	1,309
Class B shares	3,072,395,752	15,363

Total	3,334,151,735	16,672

The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

At December 31, 2020, the total number of treasury shares was 6,043,960 (19,853,247 in 2019 and 37,057,039 in 2018) Class B shares. Ericsson did not repurchase shares in 2020 in relation to the Stock Purchase Plan.

Number of shares

	Number of shares	Capital stock (SEK million)
Number of shares Jan 1, 2020	3,334,151,735	16,672
Number of shares Dec 31, 2020	3,334,151,735	16,672

Dividend proposal

The Board of Directors propose a dividend for 2020 of SEK 2.00 per share (SEK 1.50 in 2019 and SEK 1.00 in 2018) to the Annual General Meeting.

Additional paid in capital

Additional paid in capital relates to payments made by owners and includes share premiums paid.

Other reserves

Other reserves include translation reserves, cash flow hedges and revaluation of borrowings.

Translation reserves (cumulative translation adjustments)

The cumulative translation adjustments comprise all foreign currency translation reserves arising from the translation of the financial statements of foreign operations and changes regarding revaluation of excess value in local currency as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.

Due to the COVID-19 pandemic effect on the financial markets, foreign exchanges rates fluctuated significantly during the year. SEK has strengthened against major currencies, especially USD, which resulted in negative currency translation adjustment of SEK –5.4 billion on consolidation.

Cash flow hedge reserve

For further information, see note F1 “Financial risk management.”

Revaluation of borrowings

For further information, see note F4 “Interest-bearing liabilities.”

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings also include:

Remeasurements related to post-employment benefits

Actuarial gains and losses resulting from experience-based events and changes in actuarial assumptions, fluctuations in the effect of the asset ceiling, and adjustments related to the Swedish special payroll taxes. For more information, see note G1 “Post-employment benefits.”

Non-controlling interests

Equity in a subsidiary not attributable, directly or indirectly, to a parent.

Other reserves

	2020				2019
SEK million	Translation reserves	Cash flow hedge reserve	Revaluation of borrowings	Total other reserves	Translation reserves	Cash flow hedge reserve	Revaluation of borrowings	Total other reserves
Opening balance	2,967	–230	–445	2,292	893	—	72	965
Other comprehensive income
Items that will not be reclassified to profit or loss
Revaluation of borrowings due to change in credit risk	—	—	99	99	—	—	–651	–651
Tax on items that will not be reclassified to profit or loss	—	—	–20	–20	—	—	134	134
Items that have been or may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	—	136	—	136	—	–290	—	–290
Reclassification to profit and loss	—	281	—	281	—	—	—	—
Translation reserves
Changes in translation reserves	–5,434	—	—	–5,434	1,943	—	—	1,943
Reclassification to profit and loss	124	—	—	124	54	—	—	54
Share of other comprehensive income of
JV and associated companies	–81	—	—	–81	77	—	—	77
Tax on items that have been or may be reclassified to profit or loss	—	–86	—	–86	—	60	—	60

Other comprehensive income, net of tax	–5,391	331	79	–4,981	2,074	–230	–517	1,327

Total comprehensive income	–5,391	331	79	–4,981	2,074	–230	–517	1,327

Closing balance	–2,424	101	–366	–2,689	2,967	–230	–445	2,292

56	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

E2 Business combinations

Acquisitions and divestments

Acquisitions

Acquisitions 2018–2020

	2020	2019	2018
Total consideration, including cash	9,848	1,957	1,314
Net assets acquired
Cash and cash equivalents	314	142	94
Property, plant and equipment	55	353	4
Right-of-use of assets	126	—	—
Intangible assets	3,583	497	481
Investments in associates	167	101	64
Other assets	1,292	1,357	254
Provisions, incl. post-employment benefits	–16	–102	—
Other liabilities	–2,781	–743	–494

Total identifiable net assets	2,740	1,605	403
Costs recognized in net income	—	153	—
Goodwill	7,108	199	911

Total	9,848	1,957	1,314

Acquisition-related costs 1)	92	85	24

1)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

In 2020, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 9,534 (1,815) million. The acquisitions consist primarily of:

Cradlepoint: On November 1, 2020, the Company acquired all of the shares in Cradlepoint Inc, a US-based market leader in Wireless Edge WAN 4G and 5G Enterprise solutions. The investment is key to Ericsson’s ongoing strategy of capturing market share in the rapidly expanding 5G Enterprise space. Cradlepoint complements Ericsson’s existing 5G Enterprise portfolio which includes Dedicated Networks and a global IoT platform. Goodwill in this transaction represents future customers, future technology and synergies to the sales channels and commercial model applied by Cradlepoint and is not expected to be deductible for tax purposes. The following table shows the provisional fair values at the acquisition date of the assets acquired and liabilities assumed.

Cradlepoint

2020
Total consideration – cash	9,498
Net assets acquired
Cash and cash equivalents	297
Property, plant and equipment	185
Intangible assets	3,330
Other assets	1,420
Other liabilities 1)	–2,797

Total identifiable net assets	2,435
Goodwill	7,063

Total	9,498

1)	Includes deferred tax liabilities of SEK 1,205 million.

Genaker: On March 31, 2020 the Company acquired 100% of the shares in Genaker, a provider of Mission Critical Push-to-talk (MC-PTT) solutions, based in Barcelona, Spain. The acquisition strengthens Ericsson’s MC-PTT offering as the mission critical communications and private network market is going through a significant technology shift. Balances to facilitate the Purchase price allocation are final.

Kathrein: The preliminary purchase price allocation of Kathrein made in 2019 was finalized during 2020 with the following effects: an increase in intangible assets of SEK 188 million, a decrease of other assets of SEK 119 million and an increase of assumed liabilities of SEK 69 million.

In order to finalize a Purchase price allocation all relevant information needs to be in place. Examples of such information are final consideration and final opening balances, they may remain preliminary for a period of time due to for example adjustments of working capital, tax items or decisions from local authorities.

Divestments

Divestments 2018–2020

	2020	2019	2018
Proceeds 1)	4	1,569	226
Net assets disposed of
Property, plant and equipment	1	171	55
Right-of-use assets	1	20	—
Investments in associates	—	5	114
Intangible assets	48	820	30
Goodwill	4	—	—
Other assets	83	96	809
Provisions, incl. post-employment benefits	–1	244	–43
Other liabilities	6	–774	–571

Total net assets	142	582	394
Net gains/losses from divestments	–138	987	–168
Shares in associated companies 1)	—	–1,209	—

Cash flow effect	4	360	226

1)	Proceeds for 2019 includes cash of SEK 320 million and shares in associated companies of SEK 1,209 million.

In 2020, the Company made divestments with a cash flow effect amounting to SEK 4 (360) million. Net gains/losses from the divestments are presented on Other operating income in the Income statement, see note B4 “Other operating income and expenses” for more information.

57	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note E2, cont.

Acquisitions 2018–2020

Company	Description	Transaction date

Cradlepoint	A US company providing Wireless WAN Edge 4G and 5G solutions for the enterprise market.	Nov 2020

Genaker	A Spanish provider of Mission Critical Push-to-talk (MC-PTT) solutions.	Mar 2020

ST-Ericsson	The remaining shares were acquired in ST-Ericsson (previously a joint venture).	Dec 2019

Kathrein	A German provider of antenna and filter technologies.	Oct 2019

CSF	A US based company related to the iconectiv business.	Aug 2019

CENX	A US based service assurance technology company.	Sep 2018

VidScale	A US company providing cloud-based Content Delivery Network (CDN) solutions.	Mar 2018

Placecast	A US company that leverages deterministic carrier data to deliver better audience, verification, and insight solutions.	Feb 2018

Divestments 2018–2020

Company	Description	Transaction date

MediaKind	A divestment of 51% of its MediaKind business.	Feb 2019

Ericsson Local Services AB (LSS)	A divestment of the Local Services company in Sweden.	Aug 2018

Excellence Field Factory	A divestment of the Spanish fiber service operations.	Jun 2018

E3 Associated companies

Equity in associated companies

	2020	2019
Opening balance	1,565	611
Investments	167	1,310
Share in earnings	–298	–335
Distribution of capital stock	–3	—
Taxes	–33	–5
Dividends	–43	–66
Divested business	—	–5
Translation differences	–81	55

Closing balance	1,274	1,565

The Company owns 49% of MediaKind with an investment of SEK 0.8 (1.2) billion. The Company’s share in earnings of MediaKind was SEK –0.4 (–0.4) billion and the remaining investment is SEK 0.4 (0.8) billion. The Company has provided a loan to MediaKind of SEK 0.5 (0.2) billion.

58	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Section F – Financial instruments

F1 Financial risk management

The Company’s financial risk management is governed by a policy approved by the Board of Directors. The Board of Directors is responsible for overseeing the capital structure and financial management of the Company, approving certain matters (such as investments, customer finance commitments, guarantees and borrowing) and setting limits on the exposure to financial risks.

For the Company, a robust financial position with an investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

The Company’s overall capital structure should support the financial targets. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company can secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strives to deliver strong free cash flow.

The Company’s capital objectives are:

•	Strong free cash flow before mergers and acquisition (M&A)

•	Positive net cash position

•	Investment grade rating by Moody’s (Baa3), Standard & Poor’s (BBB-) and Fitch (BBB-).

Capital objectives-related information, SEK billion

	2020	2019
Free cash flow before M&A1)	22.3	7.6
Positive net cash1)	41.9	34.5
Credit rating
Fitch	BBB-, stable	BBB-, stable
Standard & Poor’s	BBB-, stable	BB+, positive
Moody’s	Ba1, stable	Ba2, positive

1)	For more information about the measures, see Alternative performance measures and Financial terminology.

In June 2020, Moody’s announced that they had changed their Corporate Credit Rating from Ba2 to Ba1 and outlook from positive to stable. In November 2020, Standard & Poor’s (S&P) announced that they have changed their Corporate Credit Rating from BB+ to BBB- and outlook from positive to stable.

The Company has a treasury and customer finance function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, actively managing the Company’s liquidity as well as financial assets and liabilities, and managing and controlling financial risk exposures in a manner consistent with underlying business risks and financial policies. It also acquires suitable third-party financing solutions for customers and to minimize recourse to the Company. To the extent that customer loans are not provided directly by banks, the Parent Company provides or guarantees vendor credits. The central function also monitors the exposure from outstanding vendor credits and credit commitments.

The Company classifies financial risks as:

•	Foreign exchange risk

•	Interest rate risk

•	Credit risk

•	Liquidity

•	Refinancing risk

•	Market price risk in own and other equity instruments.

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.

For further information about accounting policies, see note A1 “Significant accounting policies.”

Foreign exchange risk

The Company is a global company with sales mainly outside Sweden. Sales and incurred costs are to a large extent denominated in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations. The Company reports the financial statements in SEK. Movements in exchange rates between currencies that affect these statements are impacting the comparability between periods.

Line items, primarily sales, are impacted by translation exposure incurred when converting foreign entities’ financial statements into SEK. Line items and profitability, such as operating income are impacted by transaction exposure incurred when financial assets and liabilities, primarily trade receivables and trade payables, are initially recognized and subsequently remeasured due to change in foreign exchange rates.

The table below presents the net exposure for the largest currencies impact on sales and also net external transaction exposure of these currencies on profitability. The internal transaction exposures will not impact group profitability if all related transactions occur and are recognized in the profit and loss in the same month. Any effect on profit and loss is a function of timing and FX volatility, therefore impossible to predict.

Currency exposure, SEK billion

Exposure currency	Sales translation exposure	Sales transaction exposure	Sales net exposure	Net external transaction exposure 1)	Net internal transaction exposure 2)
USD3)	76.7	36.4	113.1	–12.3	39.6
EUR	26.0	9.5	35.5	12.5	–6.4
CNY	15.3	–0.1	15.2	3.0	–8.8
INR	7.0	–0.2	6.8	0.2	–3.3
AUD	9.0	–0.5	8.5	0.2	4.3
JPY	11.8	—	11.8	0.1	9.1
BRL	2.9	—	2.9	1.0	–0.5
SAR	7.0	1.5	8.5	1.6	2.0
GBP	6.1	–0.7	5.4	–1.0	2.2

1)	Net external sales and purchases in foreign currency.
2)	Internal sales and purchases in foreign currency.
3)

Sales transaction exposure in 2020 includes volume in the cash flow hedge of USD 517 million. Based on the outstanding cash flow hedge volume at year end, the hedged sales volume that will occur in 2021 is USD 200 million.

Translation exposure

Translation exposure relates to sales and cost incurred in foreign entities when converted into SEK upon consolidation. These exposures cannot be addressed by hedging.

Transaction exposure

The Company considers three main aspects of transaction exposure.

a) Transaction risk impacting net sales and operating income

Transaction exposure relates to sales and cost incurred in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated in Swedish group companies, primarily Ericsson AB, by selling to foreign subsidiaries in either the functional currency of the customers, EUR or USD. This transaction risk can be hedged, although it is only done for material cash inflows or outflows that are highly certain.

The Company has identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange rate would significantly impact net sales and operating income. These contracts are multi-year contracts with highly probable payments at fixed points in time denominated in USD.

The Board of Directors has provided a mandate to the Company to hedge between 0%–100% of this exposure up to three years in advance. This mandate instructs the treasury function to hedge a greater percent of this exposure at more favorable rates while hedging a lower percent of the exposure at less favorable rates according to a defined scale.

Hedge accounting is applied, whereby the Company enters into foreign exchange forward contracts that match the terms of the foreign exchange exposure as closely as possible and designates them as hedging instruments. Hedge ineffectiveness is expected to be minimal but may arise due to differences in timing of the cash flows between the hedged items and the hedging instruments.

59	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note F1, cont.

b) Transaction exposure in individual balance sheet

According to Company policy, transaction exposure in subsidiaries’ balance sheets (e.g., trade receivables and trade payables that are remeasured due to change in foreign exchange rates) should be fully hedged. Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives. Foreign exchange exposures are managed net, and its effects are presented net within Financial income and expenses. This is not designated as hedge accounting.

c) FX execution risk in Ericsson AB (EAB)

As balance sheet hedging is done net on a monthly basis, significant volatility in USD hedge volumes exposes EAB to FX execution risk. In order to spread the FX execution risk over the year, 14% of each of the next six months forecasted sales and purchases in EAB are hedged monthly. The hedged volumes are funded by internal loans from its parent company which are not hedged, therefore the FX impact on revaluation of the loan is recognized in net FX as incurred.

The sensitivity of the FX impact is dependent on changes in foreign exchange rates, forecasts and seasonality. USD is the only currency being hedged. Outstanding loan at year-end was USD 610 million (USD 440 million), with an average balance of USD 751 million over the year. Due to the continued weakening of USD against SEK throughout 2020, this resulted in a net gain on the hedge loan balances of SEK 1.0 billion, comprised of realization and revaluation results on these loans contracts of SEK 811 million and SEK 204 million respectively.

Interest rate risk

The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses.

Sensitivity analysis

The Company uses the Value at Risk (VaR) methodology to measure foreign exchange and interest rate risks managed by the treasury function. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, the Company has chosen a probability level of 99% and a one-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The treasury function operates under two mandates. In the liquidity management activity, it has a mandate to deviate from floating interest on net liquidity and take foreign exchange positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a one-day horizon. The average VaR calculated for 2020 was SEK 21.0 (20.6) million. No VaR limits were exceeded during 2020.

In the asset-liability management activity, the interest rate risk is managed by matching fixed and floating interest rates in interest-bearing balance sheet items. The policy is that the net sensitivity on a one basis point move on interest-bearing assets matching interest-bearing liabilities, taking derivatives into consideration, is less than SEK 10 million. The average exposure during 2020 was SEK 0.5 (1.3) million per basis point shift.

Sensitivity to interest rate increase of 1 basis point, SEK million

	< 3M	3–12M	1–3Y	3–5Y	>5Y	Total
Interest-bearing assets	—	—	–4	–2	—	–6
Interest-bearing liabilities1)	—	—	2	4	1	7
Derivatives	—	—	—	—	1	1

Total	—	—	–2	2	2	2

1)	Borrowings are included as they are designated FVTPL.

Outstanding derivatives

Outstanding derivatives

2020	Gross amount recognized	Offset	Net amount presented	Related amounts not offset – collaterals	Net
Currency derivatives1)
Assets	1,491	–7	1,484	–1,181	303
Liabilities	–141	7	–134	—	–134
Interest rate derivatives
Assets	57	–31	26	—	26
Liabilities	–131	31	–100	—	–100

Outstanding derivatives

2019	Gross amount recognized	Offset	Net amount presented		Related amounts not offset – collaterals	Net
Currency derivatives1)
Assets	155	–54	101		—	101
Liabilities	–885	54	–831	1)	539	–292
Interest rate derivatives
Assets	77	–36	41		—	41
Liabilities	–201	36	–165		—	–165

1)	In 2020, currency derivatives designated as cash flow hedge of SEK 127million are included in Other current assets (SEK 290 million in Other current liabilities).

Cash collaterals under Credit Support Annex (CSA) to ISDA for cross-currency derivatives are recognized as Interest-bearing securities, current or Borrowings, current, respectively.

The Company holds the following currency derivatives designated as hedging instruments:

Foreign exchange forward contracts

2020	< 1 year
Notional Amount (USD millions)	200
Average forward rate (SEK/USD)	8.8238

Hedge ratio is 1:1 and changes in forward rate have been designated as the hedged risk. The change in the fair value of the hedging instrument is compared with the change in fair value of the hedged item, and the lower amount is taken to OCI. If the change in fair value of the hedging instrument is higher, then the excess change in fair value is considered ineffective hedging and recorded in net foreign exchange gains and losses. Upon recognition of the hedged net sales, the cumulative amount in hedging reserve is released in the OCI as a reclassification adjustment and recognized in net sales.

See note E1 “Equity” for movement in the cash flow hedge reserve. No hedge ineffectiveness was recognized in the income statement in 2020.

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables and contract assets, customer finance risk and financial credit risk, see note A1 “Significant accounting policies.”

60	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note F1, cont.

Credit risk in trade receivables and contract assets

Credit risk in trade receivables and contract assets is governed by a policy applicable to all legal entities in the Company. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit approval routines in all the Company’s legal entities

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment

•	Ensure efficient credit management within the Company and thereby improve days sales outstanding and cash flow

•	Define escalation path and approval process for customer credit limits.

The credit risk of all customers is regularly assessed. Through credit management system functionality, credit checks are performed every time a sales order or an invoice is generated in the source system. These are based on the credit risk set on the customer. Credit blocks appear if past due receivables are higher than permitted levels. Release of a credit block requires authorization.

Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environments. By having banks confirming the letters of credit, the political and commercial credit risk exposures to the Company are mitigated.

Impairment of trade receivables and contract assets

Trade receivables and contract assets are assessed for impairment under a unified model. The Company has determined that credit risk largely depends on both the risk in the country where the customer resides (e.g. ability to make cross border payments) as well as the payment pattern of the customer. Therefore, expected credit losses (ECLs) are calculated using a provision matrix that specifies a fixed rate depending both on the number of days past due and the country risk rating. The country risk ratings depend on the ratings used by all Export Credit Agencies within the OECD. The rates defined in the provision matrix are based on historical loss patterns for that grouping of customers. These rates are adjusted for current conditions as well as management expectations for changes to political risks and payment patterns in the future. The provision rates are higher on high risk countries compared to low risk countries and also higher on amounts that remain unpaid for longer periods of time.

Due to the COVID-19 pandemic, the Company also assessed the wider economic impact in the foreseeable future on the expected credit losses model for trade receivables. This primarily focuses on countries that are more impacted by macro-economic factors such as oil prices, tourism and access to hard currencies, and how those factors may affect the ability of customers to pay in future. Current conditions such as payment patterns and possible deterioration in aging profiles are also considered in the assessment. The conclusion is that there is no material change of risk to the Ericsson Group as a direct result of COVID-19. The Company will continue to perform such analysis on a regular basis to ensure provision matrix is updated accordingly.

Trade receivables and contract assets together amounted to SEK 53,336 (55,240) million as of December 31, 2020. Provisions for expected credit losses on trade receivables and contract assets amounted to SEK 2,518 (2,983) million as of December 31, 2020. The allowance decreased in 2020 due to improvement in cash collection resulting in significant reduction of total past due invoices. The Company’s write-offs have historically been low. During the year SEK 136 (382) million were written off due to the Company having no reasonable expectation of collection. Of these write-offs, SEK 0 (0) million are still subject to enforcement.

Movements in allowances for impairment of trade receivables and contract assets

	2020	2019
Opening balance	2,983	4,123
Decrease in allowance	–118	–737
Write-offs	–136	–382
Translation difference	–211	–21

Closing balance 1)	2,518	2,983

1)	Of which SEK 1 (0) million relates to contract assets.

The distribution of trade receivables and contract assets closely follows the distribution of the Company’s sales, see note B1 “Segment information.” The ten largest customers represented 50% (49%) of the total trade receivables and contract assets in 2020.

Aging analysis of gross values of trade receivables and contracts assets by risk category at December 31, 2020

		Days past dues
	Not due	1-90	91-180	181-360	>360	Total
Country risk: Low	33,620	517	63	105	308	34,613
Country risk: Medium	13,487	1,243	338	346	753	16,167
Country risk: High	3,023	394	223	275	1,159	5,074

Total past due	50,130	2,154	624	726	2,220	55,854

Customer finance credit risk

All major commitments to finance customers are made only after approval in accordance with the work procedure for the Board of Directors and according to the established credit approval process.

Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction for political and commercial risk. The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analysing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also includes an internal pricing of the risk. This is expressed as a risk margin per annum over funding cost. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan and bond markets for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.

As of December 31, 2020, the total amount payable to the Company under customer finance credits was SEK 5,262 (5,924) million. The carrying value of these assets was SEK 3,137 (3,756) million as of December 31, 2020, which represents the maximum exposure to credit risk on these assets. Customer finance is arranged for infrastructure projects in different geographic markets. As of December 31, 2020, there were a total of 72 (80) customer finance arrangements originated by or guaranteed by the Company. The five largest facilities represented 75% (69%) of the customer finance exposure in 2020. As of December 31, 2020, Middle East and Africa made up 44% (49%) of the outstanding exposure while South East Asia, Oceania and India made up 25% (29%). As of December 31, 2020, the Company also had unutilized customer finance commitments of SEK 26,939 (25,854) million.

Security arrangements for customer finance facilities may include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. If available, third-party risk coverage is, as a rule, arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or an insurance company. All such institutions have been rated at least investment grade. A credit risk transfer under a sub-participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover.

Information about financial guarantees related to customer finance is included in note D2 “Contingent liabilities.”

The table below summarizes the Company’s outstanding customer finance as of December 31, 2020 and 2019.

Outstanding customer finance credit risk exposure 1)

	2020	2019
Fair value of customer finance credits	3,137	3,756
Financial guarantees for third-parties	5	24
Accrued interest	8	14

Maximum exposure to credit risk	3,150	3,794
Less third-party risk coverage	–95	–309

The Company’s risk exposure, less third-party risk coverage	3,055	3,485

1)	This table has been adjusted to show the maximum exposure to credit risk.

61	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note F1, cont.

Fair value assessment of customer finance credits

Customer finance risk exposures are held at fair value and are classified as Level 3 on the fair value hierarchy. The Credit Asset Management Team within Ericsson Credit AB, reporting to Head of Group Treasury and Customer Finance, has established a process with respect to measurement of fair values. The quarterly credit review uses an internal model to determine a commercial rating for each credit and for calculation of the fair value. The model is based on external credit rating, political/country rating and bank pricing. Regular monitoring of customer behavior is also a part of the internal assessment. Revaluation of customer finance amounted to a net negative impact in the income statement of SEK 66 (804) million in 2020, of which SEK 66 (804) million is related to credits held as of December 31, 2020. This effect is presented within selling and administrative expenses and was mainly related to the Middle East and Africa.

Customer finance fair value reconciliation

	2020	2019
Opening balance	3,756	2,884
Additions	24,765	29,732
Disposals/repayments	–25,069	–28,032
Revaluation	–66	–804
Translation difference	–249	–24

Closing balance	3,137	3,756

Of which non-current	1,221	2,262

Due to the continued 5G buildout, the demand for customer financing solutions has remained high this year, albeit lower than 2019. Most of such financing has been successfully transferred to banks, hence the balance of customer finance receivables remains low.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, interest-bearing securities and from derivative positions with positive unrealized results against banks and other counterparties.

The Company mitigates these risks by investing cash primarily in high rated securities such as treasury bills, government bonds, commercial papers, and mortgage-covered bonds (see Liquidity risk section below). Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. For cross-currency swaps a Credit Support Annex (CSA) to ISDA is signed to further reduce the credit risk by exchanging collateral weekly against market value. The Company has also moved some derivative exposures to clearing counterparties with daily settlement of margins.

At December 31, 2020, the credit risk in financial cash instruments was equal to the instruments’ carrying value. The expected credit losses on cash equivalents and interest-bearings securities classified as amortized cost were immaterial. Credit exposure in derivative instruments was SEK 0.3 (0.1) billion.

Liquidity risk

The Company minimizes the liquidity risk by maintaining a sufficient cash position, centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, analyzed by contractual maturity, see note D4 “Contractual obligations.” The current cash position is deemed to satisfy all short-term liquidity requirements.

Cash, cash equivalents, interest bearing securities and derivative assets

2020	Rating or equivalent	< 3 M	3–12 M	1–5 Y	>5 Y	Total
Bank deposits		26,829	130	16	—	26,975
Other financial institutions		202	—	—	—	202
Type of issuer:
Governments	AAA	15,000	605	12,483	395	28,483
Corporates	A2/P2	1,960	—	—	—	1,960
Mortgage institutes	AAA	216	3,969	10,240	—	14,425
Derivative assets		189	346	975	—	1,510

		44,396	5,050	23,714	395	73,555

2019	Rating or equivalent	< 3 M	3–12 M	1–5 Y	>5 Y	Total
Bank deposits		35,006	309	1	—	35,316
Other financial institutions		294	—	—	—	294
Type of issuer:
Banks		441	213	—	—	654
Governments	AAA	4,028	1,590	8,361	906	14,885
Corporates	A2/P2	5,305	—	—	—	5,305
Mortgage institutes	AAA	278	3,832	11,088	—	15,198
Other financial institutions	A2	490	50	—	—	540
Derivative assets		4	3	135	—	142

		45,846	5,997	19,585	906	72,334

The instruments are classified as FVTPL or amortized cost. Cash, cash equivalents and interest-bearing securities are mainly held in SEK.

Refinancing risk

Refinancing risk is the risk that the Company is unable to refinance outstanding debt under reasonable terms and conditions, or at all, at a given point in time.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs 1)

	Amount	Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000	1,577	3,423
SEC Registered program (USD million) 2)		1,000

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.

In November 2020, the Company repaid a bilateral USD 684 million credit facility to the European Investment Bank. In December 2020, the Company refinanced Swedish Export Credit Corporation (SEK) of USD 170 million with a new bond loan of USD 200 million, net increase in funding of USD 30 million. The new facility is set to mature in 2030.

Committed credit facilities

	Amount	Utilized	Unutilized
Multi-currency revolving credit facility (USD million)	2,000	—	2,000
European Investment Bank (EIB) credit facility (EUR million)	250	—	250

62	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note F1, cont.

Fair valuation of the Company’s financial instruments

The Company’s financial instruments accounted for at fair value generally meet the requirements of level 1 valuation as they are based on quoted prices in active markets for identical assets. For some of the Company’s financial assets and liabilities, especially derivatives, quoted prices are not readily available and fair values are calculated using market inputs such as interest rate quotes and currency rates.

For financial liabilities designated at fair value to profit and loss, the carrying amount reflects the effect in own credit spreads either in quoted prices or quoted Credit Default Swap (CDS) for Investment Grade companies.

Valuation hierarchy

– Quoted market prices – level 1

Assets and liabilities are classified as level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.

– Valuation technique using observable inputs – level 2

Assets and liabilities classified as level 2 have been valued using models whose inputs are observable either directly or indirectly. Valuations based on observable inputs include cash equivalents (e.g. discounted papers, term deposits) and interest rate derivatives which are valued using interest rate yield curves. Other market observable inputs include credit spreads and FX forward rates.

Input for base interest rates are quoted fixing rates, interest rates swaps and IBOR rates.

FX derivatives are valued by using observable forward rates, discounted using base interest rate curve. Valuation of foreign exchange options are made using the Black-Scholes formula.

The value of credit risks in derivative contracts are monitored regularly. Derivative credit and debit valuations adjustments are calculated based on outstanding market values and default probabilities from the CDS market, and if effect on valuation is material, shall be included in the fair value of the derivatives.

– Valuation technique using significant unobservable inputs – level 3

Assets and liabilities are classified as level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). This mainly applies to investment in equity interests whereby valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.

Financial instruments carried at amortized cost

Financial instruments, such as some cash equivalents, interest-bearing securities, borrowings and payables, are carried at amortized cost which is deemed to be equal to fair value. When a market price is not readily available and there is insignificant interest rate exposure and credit spreads affecting the value, the carrying value is considered to represent a reasonable estimate of fair value.

Financial instruments

	2020					2019
	Amortized	Fair	Fair value hierarchy level			Amortized	Fair	Fair value hierarchy level
SEK billion	cost	value	Level 1	Level 2	Level 3	cost	value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance	—	3.1	—	—	3.1	—	3.8	—	—	3.8
Interest bearing securities	—	28.1	28.1	—	—	—	26.6	26.6	—	—
Cash equivalents 3)	—	23.6	—	23.6	—	—	23.9	—	23.9	—
Other financial assets 1)	—	1.5	—	—	1.5	—	1.4	0.2	—	1.2
Other current assets 2)	—	1.5	—	1.5	—	—	1.3	—	0.1	1.2
Assets at fair value through OCI
Trade receivable	—	42.1	—	—	42.1	—	43.1	—	—	43.1
Assets at amortized cost
Interest bearing securities	0.4	—	—	—	—	0.5	—	—	—	—
Cash equivalents 3)	3.6	—	—	—	—	3.8	—	—	—	—
Other financial assets	0.5	—	—	—	—	0.2	—	—	—	—

Financial assets	4.5	99.9				4.5	100.1

Financial liabilities at designated FVTPL
Parent Company borrowings	—	–27.2	–18.9	–8.3	—	—	–35.9	–20.5	–15.4	—
Financial liabilities at FVTPL
Other current liabilities	—	–0.2	—	–0.2	—	—	–1.0	—	–1.0	—
Liabilities at amortized cost
Trade payables	–32.0	—	—	—	—	–30.4	—	—	—	—
Borrowings	–2.9	—	—	—	—	–1.8	—	—	—	—

Financial liabilities	–34.9	–27.4				–32.2	–36.9

1)	Other financial assets in Level 3 relate to investment in equity interests which are included in “Other investments in shares and participants” within note F3 “Financial assets, non-current.”
2)	Oher current asset in Level 3 at the end of 2019 relates to a financial investment which was fully redeemed in 2020.
3)	Total Cash and cash equivalent is SEK 43.6 (45.1) billion, of which SEK 27.2 (27.7) billion relating to Cash equivalents are presented in the table above.

63	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note F1, cont.

Market price risk in own shares and other listed equity investments

The Company is exposed to fluctuations in its own share price through share-based compensation for employees and the Board of Directors. Some of the plans are share-settled and some are cash-settled as further disclosed in note A1 “Significant accounting policies”, note G2 “Information regarding members of the Board of Directors and Group management” and note G3 “Share-based compensation.”

Share-based plans for employees

The obligation to deliver shares under the 2018 and 2019 Long-Term Variable compensation programs (LTV) for the Executive Team is covered by holding Ericsson Class B shares as treasury stock. The cash flow exposure is hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds, which also cover social security payments. The obligation to deliver shares under the 2020 LTV program for the Executive Team shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer Ericsson Class B shares to employees covered by the program. A change in the share price will result in a change in social security charges, which represents a risk to the income statement.

Cash-settled plans to employees and the Board of Directors

In the case of synthetic share programs (a cash-settled program as defined in IFRS 2) to Board members and cash-settled plans to employees, the Company is exposed to risks in relation to own share price, both with regard to compensation expenses and social security charges. The obligations to pay compensation amounts under the synthetic share-based compensations to the Board of Directors and employees are covered by a provision in the balance sheet. For further information about LTV, the cash- settled plans to employees and the synthetic share-based compensations to the Board of Directors, see note G2 “Information regarding members of the Board of Directors and Group management” and note G3 “Share-based compensation.”

F2 Financial income and expenses

Financial income and expenses

	2020	2019	2018
Contractual interest on financial assets	796	1,395	580
of which on financial assets at amortized cost	279	591	422
Net revaluation gains and losses on financial assets	–103	–100	–429

Financial income	693	1,295	151
Contractual interest on financial liabilities	–1,104	–1,392	–1,430
of which on financial liabilities at amortized cost	–383	–302	–474
Net revaluation gains and losses on financial liabilities	9	–69	–27
Lease interest expense	–490	–551	—
Other financial expenses 1)	–531	–690	–575

Financial expenses	–2,116	–2,702	–2,032
Net foreign exchange gains/losses	827	–395	–824

Financial income and expenses, net	–596	–1,802	–2,705

Net gains and losses on financial instruments below includes foreign exchange gains and losses:
Financial instruments at fair value through profit or loss 2)	–2,159	758	887
Financial liabilities designated at fair value through profit or loss	2,893	–1,322	–2,087
Financial assets at fair value through OCI	—	—	–81

1)	Includes gain of SEK 93 (258) million relating to partial settlement of pension plan liabilities.
2)

Excludes net loss from revaluation of customer finance receivables of SEK 197 million (net loss of SEK 650 million in 2019 and net loss of SEK 1,059 million in 2018), reported as Selling and administrative expenses.

F3 Financial assets, non-current

Financial assets, non-current

	2020			2019
	Other investments in shares and participations	Interest- bearing securities, non-current	Other financial assets, non-current	Other investments in shares and participations	Interest- bearing securities, non-current	Other financial assets, non-current
Opening balance	1,432	20,354	5,614	1,515	23,982	6,870
Additions	123	11,091	893	62	18,484	523
Disposals/repayments/deductions	–43	–5,021	–913	—	–19,995	–703
Change in value in funded pension plans 1)	—	—	51	—	—	–133
Revaluation	12	–72	–53	–149	–33	154
Reclassification	—	–4,739	–271	—	–2,084	–1,155
Translation differences	–5	—	–479	4	—	58

Closing balance	1,519	21,613	4,842	1,432	20,354	5,614

1)	This amount includes asset ceiling. For further information, see note G1 “Post-employment benefits.”

64	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

F4 Interest-bearing liabilities

As of December 31, 2020, the Company’s outstanding interest-bearing liabilities were SEK 30.2 (37.7) billion.

Interest-bearing liabilities

	2020	2019
Borrowings, current
Current part of non-current borrowings	5,269	7,946
Other borrowings, current	2,673	1,493

Total borrowings, current	7,942	9,439
Borrowings, non-current
Notes and bond loans	22,008	21,898
Other borrowings, non-current	210	6,359

Total borrowings, non-current	22,218	28,257

Total interest-bearing liabilities	30,160	37,696

Reconciliation of liabilities arising from financing activities

	2020	2019
Opening balance	47,578	43,523
Cash flows
Proceeds from issuance of borrowings	4,400	4,851
Repayment of borrowings	–8,643	–4,476
Lease payments	–2,417	–2,990
Non-cash changes
Effect of foreign exchange movement	–4,030	1,748
Revaluation due to changes in credit risk	–99	651
Other changes in fair value	136	343
Acquisition of new lease contracts	2,604	2,300
Reclassification 1)	—	1,767
Other non-cash movements	–69	–139

Closing balance	39,460	47,578

1)	Repayment of borrowings in 2019 includes repayment of a loan, not classified as borrowings, to a minority shareholder in a subsidiary.

To secure long-term funding, the Company uses notes and bond programs together with bilateral research and development loans. All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium Term Note (EMTN) program or under its US Securities and Exchange Commission (SEC) Registered program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps under the Asset and liability management mandate described in note F1 “Financial risk management.” Total weighted average interest rate cost for the long-term funding during the year was 2.18% (3.26%).

Borrowings issued by the Parent Company are held at fair value with changes in value due to changes in credit risk recognized in Other comprehensive income (OCI). Due to the COVID-19 pandemic, capital market became very volatile at the end of first quarter 2020, hence credit spreads on corporate bonds widened significantly. Credit spreads have decreased substantially in subsequent quarters, resulting in a net positive impact of SEK 0.1 billion recognized in the OCI.

Foreign exchanges rates also fluctuated significantly over the period, notably SEK has strengthened against USD and EUR. This resulted in a significant reduction in the carrying values of loans and bonds at the end of the year (see table below), and reduction in contractual interest paid (see note F2 “Financial income and expenses”) and weighted average interest rate cost.

Notes, bonds and bilateral loans

Issued-maturing	Nominal amount	Coupon	Currency	Maturity date	Carrying value (SEK million) 2020	Changes in fair value due to changes in credit risk 2020	Cumulative changes in fair value due to changes in credit risk 2020	Carrying value (SEK million) 2019
Notes and bond loans
2020–2030 1)	200	3.02%	USD	Dec 30, 2030	1,698	68	68	—
2010–2020 1)	170		USD	Dec 23, 2020	—	–16	—	1,601
2012–2022	1,000	4.125%	USD	May 15, 2022	8,537	–165	144	9,695
2017–2021	500	0.875%	EUR	Mar 1, 2021	5,034	–38	3	5,267
2017–2024	500	1.875%	EUR	Mar 1, 2024	5,290	–63	145	5,512
2017–2025 1)	150	2.741%	USD	Dec 22, 2025	1,278	22	50	1,424

Total notes and bond loans					21,837	–192	410	23,499
Bilateral loans
2019–2025 2)	150		USD	Dec 18, 2025	1,237	35	9	1,371
2013–2020 3)	684		USD	Nov 6, 2020	—	32	—	6,345
2017–2023 2)	220		USD	Jun 15, 2023	1,826	–5	27	2,078
2019–2024 3)	281		USD	July 31, 2024	2,320	31	15	2,606

Total bilateral loans					5,383	93	51	12,400

1)

Private Placement, Swedish Export Credit Corporation (SEK). In December 2020, the Company refinanced Swedish Export Credit Corporation (SEK) of USD 170 million with a new bond loan of USD 200 million, net increase in funding of USD 30 million. The new facility is set to mature in 2030. The terms of the existing loan note (USD 150 million) maturing in December 2025 was modified from a floating interest to a fixed coupon with the same maturity date.

2)	Nordic Investment Bank (NIB), R&D project financing.
3)	European Investment Bank (EIB), R&D project financing.

65	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Section G – Employee related

G1 Post-employment benefits

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The main change in 2020 was driven by a decrease in discount rates in most pension plans. In total, financial assumption changes resulted in actuarial losses on defined benefit obligations of SEK 9.2 billion. The development of plan assets was higher than expected resulting in remeasurement gains of SEK 4.7 billion.

Swedish plans

Sweden has both defined benefit and defined contribution plans based on collective agreement between the parties in the Swedish labor market:

•	A defined benefit plan, known as ITP 2 (occupational pension for salaried employees in manufacturing industries and trade), complemented by a defined contribution plan, known as ITPK (supplementary retirement benefits). This is a final salary-based plan.

•	A defined contribution plan, known as ITP 1, for employees born in 1979 or later.

•	A defined contribution plan ITP 1 or alternative ITP, for employees earning more than 10 income base amount and who have opted out of the defined benefit plan ITP 2, where rules are set by the Company and approved by each employee selected to participate.

The Company has by far most of its Swedish pension liabilities under defined benefit plans which according to IAS 19 is funded to 48% (45%) by the assets of Ericsson Pensionsstiftelse (a Swedish Pension Foundation). Under Swedish GAAP, these liabilities, valued using different methodology and assumptions, are considered funded to more than 100% by the assets of Ericsson Pensionsstiftelse. There are no funding requirements for the Swedish plans.

The disability and survivors’ pension part of the ITP-plan is secured through an insurance solution with the company Alecta, see section about Multi-employer plans.

The Company pays benefit directly to the pensioners as the obligations fall due. The responsibility for governance of the plans and the plan assets lies with the Company and the Pensionsstiftelse. The Swedish Pensionsstiftelse is managed on the basis of a capital preservation strategy and the risk profile is set accordingly. Traditional asset-liability matching (ALM) studies are undertaken on a regular basis to allocate within different asset classes.

The plans are exposed to various risks, e.g., a sudden decrease in the bond yields, which would lead to an increase in the plan liability. A sudden instability in the financial market might also lead to a decrease in fair value of plan assets held by the Pensionsstiftelse, as the holdings of plan assets partly are exposed to equity markets; however, this may be partly offset by higher values in fixed income holdings. Swedish plans are linked to inflation and higher inflation will most likely lead to a higher liability. For the time being, inflation is a low risk factor to the Swedish plans as actual rate of inflation has not reached the ceiling target set by the Central Bank of Sweden.

Multi-employer plans

As before, the Company has secured the disability and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it is not possible to get sufficient information to apply defined benefit accounting, as for most of the accrued pension benefits in Alecta, information is missing on the allocation of earnings process between employers. Full vesting is instead registered on the last employer. Alecta is not able to calculate a breakdown of assets and provisions for each respective employer, and therefore, the disability and survivors’ pension portion of the ITP Plan has been accounted for as a defined contribution plan.

Alecta has a collective funding ratio which acts as a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s collective funding ratio ranges from 125% to 175% and reflects the market value of Alecta’s plan assets as a percentage of its commitments to policy holders (both guaranteed and non-guaranteed), measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19. Alecta’s collective funding ratio was 148% (148%) as of December

31, 2020. The Company’s share of Alecta’s saving premiums is 0.2%, the total share of active members in Alecta are 2.0%. The expected contribution to the plan is SEK 171 million for 2021.

Contingent liabilities / Assets pledged as collateral

Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in the instance that PRI Pensionsgaranti has consumed all of its assets, and it amounts to a maximum of 2% of the Company’s pension liability in Sweden. The Company has a pledged business mortgage of SEK 6.1 billion to PRI Pensionsgaranti.

US plans

The Company operates both defined contribution and defined benefit pension plans in the US, which are a combination of final salary pension plans and contribution-based arrangements. The final salary pension plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. Retirees generally do not receive inflationary increases once in payment.

The other type of plan is a contribution-based pension plan, which provides a benefit determined using a “cash balance” approach. The balance is credited monthly with interest credits and contribution credits, based on a combination of current year salary and length of service.

The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. In the US, the Company’s policy is at least to meet or exceed the funding requirements of federal regulations. The funded level in the US Pension Plan is above the point at which minimum funding would be required for fiscal year 2020.

Plan assets held in trusts are governed by local regulations and practice, as is the nature of the relationship between the Company and the trustees (or equivalent) and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies with the Plan Administrative Committee (PAC). The PAC is composed of representatives from the Company.

The Company’s plans are exposed to various risks associated with pension plans, i.e., a sudden decrease in bond yields would lead to an increase in the present value of the defined benefit obligation. A sudden instability in the financial markets might also lead to a decrease in the fair value of plan assets held by the trust. Pension benefits in the US are not linked to inflation; however, higher inflation poses the risk of increased final salaries being used to determine benefits for active employees. There is also a risk that the duration of payments to retirees will exceed the life expectancy in mortality tables.

UK plans

The Company operates both defined benefit and defined contribution plans in the UK. All defined benefit plans in the UK are closed to future pension accrual.

The defined benefit plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided is defined by the Trust Deed & Rules and depends on members’ length of service and their salary. Pensions in payment are generally updated in line with the UK retail price index, subject to caps defined by the rules.

The plans’ assets are held in trusts and are invested in a diverse range of assets. The plans are governed by local regulations and responsibility for the governance of the plans lies with the Trustee Directors, who are appointed by the Company from its employees and from the plans’ members. Independent professional trustees sit on a number of the Boards.

The plans remain exposed to various risks associated with defined benefit plans, e.g. a decrease in bond yields or increase in inflation would lead to an increase in the present value of the defined benefit obligation. Alternatively, the duration of payments to retirees could exceed the life expectancy assumed in the current mortality tables leading to an increase in liabilities. A sudden instability in the financial markets might also lead to a decrease in the fair value of the plans’ assets. The Company and Trustees’ aim is to reduce the plans’ exposure to the key risks over time.

66	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note G1, cont.

Other plans

The Company also sponsors plans in other countries. The main plans are in Brazil, India and Ireland. The main pension plans in Brazil are wholly funded with a net surplus of assets. The plan in Ireland is a final salary pension plan and is partly funded. The plans are managed by corporate trustees with directors appointed partly by the local company and partly by the plan members. The trustees are independent from the local company and subject to the specific country’s pension laws.

An existing pension plan in India (Provident Fund) has been accounted for as a defined benefit plan from 1 January 2020. The Provident Fund is self-managed through a registered Exempted Trust, therefore according to local legislation, investment returns shall be guaranteed at minimum rates of return specified by the government. In previous years, actual investment returns exceed the interest guarantee liability, therefore the general consensus was that such plans shall be accounted for as defined contribution plans.

The change in accounting treatment was driven by clarification guidance from the Actuarial Society of India and the Indian financial reporting body this year which concluded that such plans shall be viewed as defined benefit plans as the Company is liable for any shortfall in the fund assets based on the government specified minimum rates of return. The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The opening balances for obligation and plan assets have been included in the balance sheet, although due to the plan asset value exceeding obligation, no net liability was recognized at 1 January 2020 as asset ceiling applies. Prior year numbers are not restated as there is no impact on the group net pension liability.

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet

	Sweden	US	UK	Other	Total
2020
Defined benefit obligation (DBO)	56,138	17,921	15,788	18,341	108,188
Fair value of plan assets	26,967	17,327	17,326	11,991	73,611

Deficit/surplus (+/–)	29,171	594	–1,538	6,350	34,577
Plans with net surplus, excluding asset ceiling 1)	—	92	2,090	594	2,776

Provision for post-employment benefits 2)	29,171	686	552	6,944	37,353
2019
Defined benefit obligation (DBO)	50,257	20,897	15,352	15,928	102,434
Fair value of plan assets	22,809	20,102	16,919	9,829	69,659

Deficit/surplus (+/–)	27,448	795	–1,567	6,099	32,775
Plans with net surplus, excluding asset ceiling 1)	—	—	2,137	905	3,042

Provision for post-employment benefits 2)	27,448	795	570	7,004	35,817

1)

Plans with a net surplus, i.e., where plan assets exceed DBO, are reported as Other financial assets, non-current, see note F3 “Financial assets, non-current.” The asset ceiling decreased during the year to SEK 518 (833) million. Asset ceiling at 2019 is not restated for the Provident Fund plan in India.

2)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

Total pension cost recognized in the Consolidated income statement

The costs for post-employment benefits within the Company are distributed between defined contribution plans and defined benefit plans.

Pension costs for defined contribution plans and defined benefit plans

	Sweden	US	UK	Other	Total
2020
Pension cost for defined contribution plans	963	415	136	664	2,178
Pension cost for defined benefit plans 1)	1,783	13	–4	993	2,785

Total	2,746	428	132	1,657	4,963
Total pension cost expressed as a percentage of wages and salaries					8.1%
2019
Pension cost for defined contribution plans	953	456	132	1,193	2,734
Pension cost for defined benefit plans	1,704	–110	–47	889	2,436

Total	2,657	346	85	2,082	5,170
Total pension cost expressed as a percentage of wages and salaries					8.8%
2018
Pension cost for defined contribution plans	937	473	145	1,170	2,725
Pension cost for defined benefit plans	1,350	175	75	557	2,157

Total	2,287	648	220	1,727	4,882
Total pension cost expressed as a percentage of wages and salaries					9.2%

1)

The cost for the US plans included settlement gain of SEK 93 million. For the UK plans, negative cost was due to interest income of SEK 327 million exceeding interest cost of SEK 295 million during the year.

67	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note G1, cont.

Change in the net defined benefit obligation

Change in the net defined benefit obligation

	Present value of obligation 2020 2)	Fair value of plan assets 2020	Total 2020	Present value of obligation 2019 2)	Fair value of plan assets 2019	Total 2019
Opening balance	102,434	–69,659	32,775	90,320	–64,322	25,998
Adjustment 1)	2,654	–2,776	–122	—	—	—
Opening balance adjusted	105,088	–72,435	32,653	90,320	–62,322	25,998
Included in the income statement 3)
Current service cost	2,424	—	2,424	1,977	—	1,977
Past service cost and gains and losses on settlements 4)	–76	—	–76	–266	—	–266
Interest cost/income (+/–)	1,759	–1,454	305	2,577	–1,938	639
Taxes and administrative expenses	—	29	29	—	49	49
Other	51	2	53	–1	2	1

	4,158	–1,423	2,735	4,287	–1,887	2,400
Remeasurements
Return on plan assets excluding amounts in interest expense/income	—	–4,734	–4,734	—	–5,758	–5,758
Actuarial gains/losses (–/+) arising from changes in demographic assumptions	10	—	10	–775	—	–775
Actuarial gains/losses (–/+) arising from changes in financial assumptions	9,247	—	9,247	12,443	—	12,443
Experience-based gains/losses (–/+)	320	—	320	–126	—	–126

	9,577	–4,734	4,843	11,542	–5,758	5,784
Other changes
Translation difference	–5,373	5,249	–124	2,079	–2,076	3
Contributions and payments from:
Employers 5)	–1,921	–3,612	–5,533	–1,183	–321	–1,504
Plan participants	223	–223	—	28	–26	2
Payments from plans:
Benefit payments	–1,834	1,834	—	–2,044	2,044	—
Settlements	–1,745	1,733	–12	–2,722	2,687	–35
Business combinations and divestments	15	—	15	127	—	127

Closing balance	108,188	–73,611	34,577	102,434	–69,659	32,775

1)	Adjustment relates to an existing defined benefit plan in India (Provident Fund) previously accounted for as a defined contribution pension plan.
2)	The weighted average duration of DBO is 20.8 (21.1) years.
3)	Excludes the impact of the asset ceiling of SEK 50 million in 2020 and SEK 36 million in 2019.
4)	Settlement gain of SEK 93 (258) million is reported in Other financial expenses, see note F2 “Financial income and expenses.”
5)	The expected contribution to the plans is SEK 1.8 billion during 2021.

Actuarial losses of SEK 9.2 billion from changes in financial assumption are attributable to the decrease in discount rates in the larger pension plans in Sweden, US and UK.

Cash contribution made during the year to the Swedish pension trust of SEK 3.0 billion was mainly negotiated from 2019, prior to the COVID-19 pandemic. The Company does not expect material changes to planned cash contribution to defined benefit pension plans in the foreseeable future due to COVID-19 impact.

Present value of the defined benefit obligation

	Sweden	US	UK	Other	Total
2020
DBO, closing balance	56,138	17,921	15,788	18,341	108,188
Of which partially or fully funded	56,138	17,235	15,788	14,811	103,972
Of which unfunded	—	686	—	3,530	4,216
2019
DBO, closing balance	50,257	20,897	15,352	15,928	102,434
Of which partially or fully funded	50,257	20,138	15,352	12,211	97,958
Of which unfunded	—	759	—	3,717	4,476

68	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note G1, cont.

Asset allocation by asset type and geography 1)

	Sweden	US	UK	Other	Total	Of which unquoted 2)
2020
Cash and cash equivalents	1,117	575	911	34	2,637	0%
Equity securities	5,635	655	3,469	2,235	11,994	18%
Debt securities	13,570	14,557	11,745	6,985	46,857	7%
Real estate	4,338	—	152	531	5,021	100%
Investment funds	2,153	1,495	274	419	4,341	50%
Assets held by insurance company	—	—	—	1,409	1,409	100%
Other	154	45	775	378	1,352	0%

Total	26,967	17,327	17,326	11,991	73,611
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—
2019
Cash and cash equivalents	1,319	1,013	1,309	86	3,727	0%
Equity securities	3,784	773	3,368	2,422	10,347	15%
Debt securities	11,969	17,050	10,994	4,774	44,787	7%
Real estate	4,489	—	169	550	5,208	100%
Investment funds	1,248	1,261	296	242	3,047	65%
Assets held by insurance company	—	—	—	1,404	1,404	100%
Other	—	5	783	351	1,139	6%

Total	22,809	20,102	16,919	9,829	69,659
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—

1)	Asset class is presented based on the underlying exposure of the investment. This includes direct investment in securities or investment through pooled funds that invests in an asset class.
2)	Unquoted refers to assets classified as fair value level 3.

Actuarial assumptions

Financial and demographic actuarial assumptions

	2020			2019
	Sweden	US	UK	Sweden	US	UK
Financial assumptions
Discount rate	0.5%	2.3%	1.5%	0.9%	3.2%	2.1%
Inflation rate	1.8%	2.5%	2.8%	1.8%	2.5%	3.0%
Salary increase rate	2.8%	3.5%	—	2.8%	3.5%	—
Demographic assumptions
Life expectancy after age 65 in years	23	23	23	22	23	23

Actuarial assumptions are assessed on a quarterly basis. See also note A1 “Significant accounting policies” and note A2 “Critical accounting estimates and judgments.”

Sweden

The defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. IAS 19 Employee Benefits prescribes that if there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied for the pension liability calculation. As of December 31, 2020, the discount rate applied in Sweden was 0.5% (0.9%). If the discount rate had been based on Swedish covered bonds, the discount rate as of December 31, 2020 would have been 1.5% (1.8%). If these discount rates based on Swedish covered bonds had been applied for the pension liability calculation, the DBO at December 31, 2020 would have been approximately SEK 11.8 (9.8) billion lower.

Due to financial stimulus introduced to mitigate the COVID-19 effect, government bond yields decreased significantly in the first quarter 2020 resulting in a significant increase in the valuation of pensions liability. The market conditions have since stabilized, although government bond yields are still lower than that at the end of 2019.

US and UK

The defined benefit obligation has been calculated using a discount rate based on yields of high-quality corporate bonds, where “high-quality” has been defined as a rating of AA and above.

Volatility in the capital markets resulted in lower corporate bond discount rates used to value pensions liabilities in the US and UK plans at year end,

however, the effect was offset by a similar increase in the value of plan assets due to relatively high exposure to debt securities in these plans.

Total remeasurements in Other comprehensive income (loss) related to post-employment benefits

	2020	2019
Actuarial gains and losses (+/–)	–3,946	–5,049
The effect of asset ceiling	226	–398
Swedish special payroll taxes	–898	–735

Total	–4,618	–6,182

Sensitivity analysis of significant actuarial assumptions

	2020
Impact on the DBO of a change in assumptions	Sweden	US	UK
Financial assumptions
Discount rate –0.5%	7.2	1.1	2.0
Discount rate +0.5%	–6.3	–1.0	–1.7
Inflation rate –0.5%	–6.3	–0.0	–1.4
Inflation rate +0.5%	7.2	0.0	1.5
Salary increase rate –0,5%	–2.6	–0.0	—
Salary increase rate +0,5%	2.7	0.0	—
Demographic assumptions
Longevity –1 year	–2.9	–0.5	–0.6
Longevity +1 year	2.9	0.5	0.6

69	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

G2 Information regarding members of the Board of Directors and Group management

Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated in 2020	Number of previously allocated synthetic shares outstanding	Net change in value of synthetic shares 1)	Committee fees	Total fees paid in cash 2)	Total remuneration 2020
			A		B		C	(A+B+C)
Board member
Ronnie Leten	4,075,000	24,625/50%	2,404,385	52,525	543,924	375,000	2,412,500	5,360,809
Helena Stjernholm	1,020,000	6,163/50%	601,755	32,672	254,900	175,000	685,000	1,541,655
Jacob Wallenberg	1,020,000	9,245/75%	902,682	39,765	295,558	175,000	430,000	1,628,240
Jon Fredrik Baksaas	1,020,000	6,163/50%	601,755	32,370	–6,009	200,000	710,000	1,305,746
Jan Carlson	1,020,000	9,245/75%	902,682	32,370	39,913	425,000	680,000	1,622,595
Nora Denzel	1,020,000	3,081/25%	300,829	10,788	65,016	175,000	940,000	1,305,845
Börje Ekholm	—	—	—	8,319	326,399	—	—	326,399
Eric A. Elzvik	1,020,000	3,081/25%	300,829	10,788	13,298	400,000	1,165,000	1,479,127
Kurt Jofs	1,020,000	—	—	19,378	65,602	600,000	1,620,000	1,685,602
Kristin S. Rinne	1,020,000	3,081/25%	300,829	22,514	111,003	200,000	965,000	1,376,832
Employee Representatives
Torbjörn Nyman	19,500	—	—	—	—	10,500	30,000	30,000
Kjell-Åke Soting	19,500	—	—	—	—	10,500	30,000	30,000
Roger Svensson	19,500	—	—	—	—	10,500	30,000	30,000
Per Holmberg (deputy)	19,500	—	—	—	—	—	19,500	19,500
Anders Ripa (deputy)	19,500	—	—	—	—	—	19,500	19,500
Loredana Roslund (deputy)	19,500	—	—	—	—	—	19,500	19,500

Total	12,352,000	64,684	6,315,746	261,489	1,709,604	2,756,500	9,756,000	17,781,350	3)

1)

The difference in value as of the time for payment, compared to December 31, 2019, for synthetic shares allocated in 2015 (for which payment was made in 2020). The difference in value as of December 31, 2020 compared to December 31, 2019, for synthetic shares allocated in 2016, 2017, 2018 and 2019. Calculated on a share price of SEK 97.64. The difference in value as of December 31, 2020, compared to grant date for synthetic shares allocated in 2020. The value of synthetic shares allocated in 2016, 2017, 2018 and 2019 includes respectively SEK 1.00, SEK 1.00, SEK 1.00 and SEK 1.50 per share in compensation for dividends resolved by the Annual General Meetings 2017, 2018, 2019 and 2020 and the value of the synthetic shares allocated in 2015 includes dividend compensation for dividends resolved in 2016, 2017, 2018 and 2019.

2)	Committee fee and cash portion of the Board fee.
3)	Excluding social security charges in the amount of SEK 3,740,020.

Comments to the table

•	The Chair of the Board was entitled to a Board fee of SEK 4,075,000 and a fee of SEK 200,000 as Chair of the Finance Committee and a fee of SEK 175,000 as member of the Remuneration Committee.

•	The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 1,020,000 each. In addition, the Chair of the Audit and Compliance Committee was entitled to a fee of SEK 400,000 and the other non-employee members of the Audit and Compliance Committee were entitled to a fee of SEK 250,000 each. The Chairs of the Finance, Remuneration and Technology and Science Committees were entitled to a fee of SEK 200,000 each and the other non-employee members of these Committees were entitled to a fee of SEK 175,000 each.

•	Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above. None of the Directors have entered into a service contract with the Parent Company or any of its subsidiaries, providing for termination benefits.

•	Members and deputy members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees and a fee to the employee representatives and their deputies of SEK 1,500 per attended Board meeting and Committee meeting.

•	The Annual General Meeting 2020 resolved that non-employee Directors may choose to receive the Board fee (i.e., exclusive of Committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.

The number of synthetic shares allocated is based on a volume-weighted average of the market price of Ericsson Class B shares on Nasdaq Stockholm during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter 2020; SEK 82,74. The number of synthetic shares is rounded down to the nearest whole number of shares. The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e., in 2025. The amount payable shall be determined based on the volume-weighted average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

Synthetic shares were allocated to members of the Board for the first time in 2008 and have been allocated annually since then on equal terms and conditions. Payment based on synthetic shares allocated in 2015 occurred in 2020. The amounts paid in 2020 under the synthetic share programs were determined based on the volume-weighted average price for shares of Class B on Nasdaq Stockholm during the five trading days immediately following the publication of the year-end financial statements for 2019: SEK 77.96 and totalled SEK 1,540,373 excluding social security charges. The payments made do not constitute a cost for the Company in 2020. The Company’s costs for the synthetic shares have been disclosed each year and the net change in value of the synthetic shares for which payment was made in 2020, is disclosed in the table above “Remuneration to members of the Board of Directors”. The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As of December 31, 2020, the total outstanding number of synthetic shares under the programs is 326,173 and the total accounted debt is SEK 32,635,067.

70	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note G2, cont.

Remuneration to the Group management

The Company’s costs for remuneration to the Group management are the costs recognized in the income statement during the fiscal year. These costs are disclosed under Remuneration costs.

Costs recognized during a fiscal year in the income statement are not fully paid by the Company at the end of the fiscal year. The unpaid amounts that the Company has in relation to the Group management are disclosed under Outstanding balances.

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, consisting of the Executive Team (ET), includes fixed salary, short- and long-term variable compensation, pension and other benefits. These remuneration elements are based on the guidelines for remuneration to Group management (the Guidelines) as approved by the Annual General Meeting (AGM) of shareholders held in 2020.

Remuneration costs for the President and CEO and other members of Executive Team (ET)

SEK	President and CEO 2020	President and CEO 2019	Other members of ET 2020	Other members of ET 2019	Total 2020	Total 2019
Salary1)	17,727,726	16,299,080	98,063,266	86,342,359	115,790,992	102,641,439
Termination benefits	—	—	—	—	—	—
Annual variable remuneration provision earned for the year	—	—	37,992,529	28,289,319	37,992,529	28,289,319
Long-term variable compensation provision 2)	41,110,656	31,491,325	41,237,506	31,149,752	82,348,162	62,641,077
Pension costs 3)	9,113,376	8,284,891	39,685,920	33,389,234	48,799,296	41,674,125
Other benefits	770,276	600,572	17,064,089	21,765,983	17,834,365	22,366,555
Social charges and taxes	21,592,463	17,807,558	52,496,382	43,244,590	74,088,845	61,052,148

Total	90,314,497	74,483,426	286,539,692	244,181,237	376,854,189	318,664,663

1)	Includes compensation for unused vacation days.
2)	Includes pro-rated long-term variable compensation provisions for other members of ET for the individuals who left ET during the year.
3)	Includes cash payments to the President and CEO in lieu of defined contribution payment in a cost neutral way to Ericsson.

Comments to the table

•	Fredrik Jejdling was appointed Executive Vice President by the Board of Directors effective November 7, 2017. He did not substitute the President and CEO as the deputy to the President and CEO in 2020. Information regarding Fredrik Jejdling is included in the group “Other members of ET.” The details of Fredrik Jejdling’s remuneration in 2020 can be found in the Remuneration report 2020.

•	Arun Bansal was appointed as Executive Vice President by the Board of Directors effective June 10, 2020. He did not substitute the President and CEO as the deputy to the President and CEO in 2020. Information regarding Arun Bansal is included in the group “Other members of ET”. The details of Arun Bansal’s remuneration in 2020 corresponding to the period after he was appointed as Executive Vice President can be found in the Remuneration report 2020.

•	The group “Other members of ET 2020” comprises of the following persons: MajBritt Arfert, Arun Bansal, Xavier Dedullen, Erik Ekudden, Niklas Heuveldop, Chris Houghton, Fredrik Jejdling, Jan Karlsson, Peter Laurin, Stella Medlicott, Carl Mellander, Nunzio Mirtillo, Fadi Pharaon and Åsa Tamsons.

•	The group “Other members of ET 2019” comprises of the following persons: MajBritt Arfert, Arun Bansal, Xavier Dedullen, Erik Ekudden, Niklas Heuveldop, Chris Houghton, Fredrik Jejdling, Jan Karlsson, Peter Laurin, Carl Mellander, Nunzio Mirtillo, and Åsa Tamsons. In addition, Stella

Medlicott joined ET on June 10, 2019 and Fadi Pharaon joined ET on September 1, 2019, Helena Norrman (left ET effective June 10, 2019 and Ericsson June 30, 2019 by resignation) and Rafiah Ibrahim (left ET effective August 31, 2019).

•	The salary stated in the table for the President and CEO and other members of the ET includes vacation pay paid during 2020 as well as other contracted compensation expenses in 2020.

•	“Long-term variable compensation provision” refers to the compensation costs for all outstanding share-based plans for full year 2020.

Outstanding balances

The Company has recognized the following liabilities relating to unpaid remunerations in the Balance sheet:

•	Ericsson’s commitments for defined benefit based pensions as of December 31, 2020, for other members of ET under IAS 19 amounted to SEK 45.6 (44.6) million of which SEK 32.0 (32.6) million refers to the ITP and early retirement, and the remaining SEK 13.6 (11.9) million to disability and survivors’ pensions. The President and CEO does not have a Swedish defined benefit based pension plan, hence, Ericsson bears no commitment.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

71	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

G3 Share-based compensation

Accounting treatment of Long-Term Variable Compensation Programs

In note A1” Significant accounting policies”, the overall accounting policies for share-based payments within the Company are disclosed. In summary:

•	Share-settled programs, the total compensation expense is calculated based on the fair value (FV) at grant date and recognized over the service period of three years.

•	Cash-settled plans, the accounting principles are the same as for any other accruals or provisions. Prior to payout an accrual or provision is recognized every period based on the present period’s best estimate of the total amount. Any difference between total payout and the sum of accruals of provisions is recognized in the income statement in the period of final payout.

Long-Term Variable Compensation

All long-term variable compensation programs have been designed to form a part of a well-balanced total remuneration package and in general to span over a minimum of three years (service period). As these are variable compensation programs, the outcomes cannot be predicted when the programs are introduced and rewards depend on long-term personal commitment, corporate performance and the share price performance.

Following discontinuation of the previous long-term variable compensation programs at the end of 2016, the shareholders approved the new Long-Term Variable Compensation Program (LTV) for the Executive Team (ET), the new Executive Performance Plan (EPP) for senior managers and the Key Contributor Plan (KC Plan) for key employees as integral parts of its remuneration strategy starting from 2017.

All new programs are share-based payment programs as defined by IFRS 2 “Share-based Payment,” either share- or cash-settled.

Share-Settled Programs

Long-Term Variable Compensation Program for the Executive Team

The Long-Term Variable Compensation Program for the ET as approved by the shareholders, is designed to provide long-term incentives for members of the ET and to incentivize the Company’s performance creating long-term value.

Awards under LTV (Performance Share Awards) are granted to the participants, provided that certain performance conditions are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (vesting period). Allotment of shares pursuant to Performance Share Awards are subject to the achievement of challenging performance criteria which are defined specific to each year’s program when the program is introduced.

Which portion, if any, of the Performance Share Awards for LTV will vest is determined at the end of the relevant performance period based on the satisfaction of the predetermined performance criteria for that year’s LTV program (performance period). The performance criteria for the currently running LTV and EPP are summarized in the below table along with the satisfaction and achieved vesting levels for the ones which the performance period have lapsed. It is generally required that the participant retains his or her employment over a period of three years from the date of grant of awards to be eligible for receiving the performance awards.

Provided that the performance criteria have been met during the performance period and that the participant has retained his or her employment (unless special circumstances are at hand) during the service period, allotment of vested shares will take place as soon as practicably possible following the expiration of the vesting period.

When determining the final vesting level of Performance Share Awards, the Board of Directors examines whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, reserves the right to reduce the vesting level to a lower level deemed appropriate.

In the event delivery of shares to the participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors is entitled to decide that participants may, instead, be offered cash settlement.

All major decisions relating to outcome of LTV are taken by the Remuneration Committee, with approval by the full Board of Directors as required.

2020 Long-Term Variable Compensation Program for the Executive Team (LTV 2020)

LTV 2020 was approved at the Annual General Meeting (AGM) of shareholders held in 2020 and includes all members of the ET, a total of 15 ET members in 2020, including the President and CEO.

The participants were granted Performance Share Awards on April 1, 2020. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B

LTV and EPP performance criteria

Program Year	Target	Criteria	Weight	Performance Period	Vesting Opportunity (linear pro-rata)	Achievement	Achieved Vesting Level
2020	2020 Group operating income	Range (SEK billion): 19.1– 27.9	50%	Jan 1, 2020–Dec 31, 2020	0%–200%	SEK 29.1 billion 2)	200%
2020	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2020–Dec 31, 2022	0%–200%
2020	Relative TSR	Ranking of Ericsson: 6–2	20%	Jan 1, 2020–Dec 31, 2022	0%–200% 1)
2020 Total			100%		0%–200%
2019	2019 Group operating income	Range (SEK billion): 10.0– 20.0	50%	Jan 1, 2019–Dec 31, 2019	0%–200%	SEK 20.4 billion 3)	200%
2019	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2019–Dec 31, 2021	0%–200%
2019	Relative TSR	Ranking of Ericsson: 7–2	20%	Jan 1, 2019–Dec 31, 2021	0%–200% 1)
2019 Total			100%		0%–200%
2018	2018 Group operating income	Range (SEK billion): 4.6–9.6	50%	Jan 1, 2018–Dec 31, 2018	0%–200%	SEK 11.5 billion 4)	200%
2018	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2018–Dec 31, 2020	0%–200%	26.92%	200%
2018	Relative TSR	Ranking of Ericsson: 7–2	20%	Jan 1, 2018–Dec 31, 2020	0%–200% 1)	1.94 out of 12	200%
2018 Total			100%		0%–200%		200%
2017	Absolute TSR	Range: 6%–14%	50%	Jan 1, 2017–Dec 31, 2019	0%–200%	21.34%	200%
2017	Relative TSR	Ranking of Ericsson: 12–5	50%	Jan 1, 2017–Dec 31, 2019	0%–200% 1)	5.45 out of 18	191.04%
2017 Total			100%		0%–200%		195.52%

1)

The portion of the Performance Share Awards granted to a participant based on the relative TSR performance condition is subject to fulfilment of the related performance criteria over the performance period compared to Peer Groups consisting of 11 companies for the program year 2020, 12 companies for the program years 2019 and 2018, and 18 companies for the program year 2017. The vesting of the Performance Share Awards under this performance condition will vary depending on the Company’s TSR performance ranking versus the other companies in the peer group at the end of the performance period.

2)	Excludes restructuring charges.
3)	Excludes fines and similar related to the United States Department of Justice (DOJ) / Securities and Exchange Commission (SEC) investigation.
4)	Excludes restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.

72	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note G3, cont.

shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter of 2019.

Following evaluation of the previously introduced Long-term variable compensation programs, the Board of Directors decided to use the same performance criteria for LTV 2020 as the ones used for LTV 2019 and LTV 2018 in order to secure continuity and consistency in supporting achievement of the Company’s 2020 targets. Hence again a one-year Group operating income target measured over the period January 1, 2020 to December 31, 2020 was included as a performance condition for LTV 2020 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2019, LTV 2018 and LTV 2017.

The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2020 to December 31, 2022 (the performance period).

The performance criteria for LTV 2020 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2020 under Item 17.

The Board of Directors resolved on the achieved vesting level for the 2020 Group operating income performance criteria as 200% for this portion of the Performance Share Awards granted based on the 2020 Group operating income outcome.

2019 Long-Term Variable Compensation Program for the Executive Team (LTV 2019)

LTV 2019 was approved at the AGM 2019 and includes a total of 14 ET members in 2019, including the President and CEO, but excluding Helena Norrman who was not granted LTV 2019 due to her resignation, and Stella Medlicott and Fadi Pharaon who carried over their EPP entitlements for 2019 after their appointments to the ET.

The participants were granted Performance Share Awards on May 18, 2019. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2019.

Following evaluation of the previously introduced Long-Term Variable Compensation Programs, the Board of Directors decided to use the same performance criteria for LTV 2019 as the ones used for LTV 2018 in order to secure continuity and consistency in supporting achievement of the Company’s 2020 targets. Hence again a one-year Group operating income target measured over the period January 1, 2019 to December 31, 2019 was included as a performance condition for LTV 2019 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2018 and LTV 2017.

The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2019 to December 31, 2021 (the performance period).

The performance criteria for LTV 2019 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2019 under Item 17.

The Board of Directors resolved on the achieved vesting level for the 2019 Group operating income performance criteria as 200% for this portion of the Performance Share Awards granted based on a 2019 Group operating income outcome excluding fines and similar related to the United States Department of Justice (DOJ) / Securities and Exchange Commission (SEC) investigation.

2018 Long-Term Variable Compensation Program for the Executive Team (LTV 2018)

LTV 2018 was approved by the AGM 2018 and includes all members of the ET, a total of 14 employees in 2018, including the President and CEO, but excluding Ulf Ewaldsson, Elaine Weidman-Grunewald and Nina Macpherson who left the ET prior to the award grant date of May 18, 2018, and Jan Karlsson who carried over his EPP entitlement for 2018 after his appointment to the ET.

The participants were granted Performance Share Awards on May 18, 2018. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’

respective annual base salaries at the time of grant. The maximum value of underlying shares in respect of the Performance Share Awards made to the ET members other than the President and CEO were increased from 22.5% in 2017 to between 30% and 70% of participants’ respective base salaries at the time of grant in 2018. The increases were approved at the AGM 2018 with the intention to increase the long-term focus and alignment with the long-term expectations of the shareholders. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2018.

Following continuous evaluation of the Long-Term Variable Compensation Programs a one-year Group operating income target was added to LTV 2018 measured over the period January 1, 2018 to December 31, 2018, to support achieving the Company’s 2020 targets, in addition to the three-year targets relating to total shareholder return (TSR), which were also used for LTV 2017.

The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2018 to December 31, 2020 (the performance period).

The performance criteria for LTV 2018 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2018 under Item 17.

The Board of Directors resolved on the achieved vesting level for the 2018 Group operating income performance criteria as 200% for this portion of the Performance Share Awards granted based on a 2018 Group operating income outcome excluding restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.

The Board of Directors also resolved on the achieved vesting levels for both the absolute and relative TSR development performance criteria as 200% based on the achievement results of 26.92% absolute TSR and 1.94th ranking for relative TSR, which resulted in an overall achieved vesting level of 200% for LTV 2018 as illustrated in the table LTV and EPP Performance Criteria on the prior page.

2017 Long-Term Variable Compensation Program for the Executive Team (LTV 2017)

LTV 2017 was approved at the AGM 2017 and includes all members of the ET, a total of 16 employees in 2017, including the President and CEO.

The participants were granted Performance Share Awards on May 18, 2017. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 180% of the annual base salary, and for other participants 22.5% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume-weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2017.

Absolute and relative TSR development for the Ericsson B share over the period January 1, 2017 to December 31, 2019 (the performance period) were the two performance criteria used for LTV 2017.

The performance criteria for LTV 2017 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2017 under Item 17.

The Board of Directors resolved on the achieved vesting levels for the absolute and relative TSR development performance criteria as 200% and 191.04% respectively based on the achievement results of 21.34% absolute TSR and 5.45th ranking for relative TSR, which resulted in an overall achieved vesting level of 195.52% for LTV 2017 as illustrated in the table LTV and EPP Performance Criteria on the prior page.

The Performance Share Awards vested during 2020 and the participants received the equivalent number of shares free of charge with the official closure of LTV 2017.

Cash-Settled Plans

Executive Performance Plans (EPP)

The Executive Performance Plan (EPP) is a cash-settled plan which uses the same performance criteria as the ones under the respective year’s long-term variable compensation program for the ET.

Senior managers, except for the members of the ET, are selected as participants to EPP annually through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles.

73	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note G3, cont.

There are two award levels, high and regular, which represent the potential award levels as a percentage of the participant’s annual gross salary, which are determined separately by the Board of Directors for each year’s plan before the plan is launched. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV. The three-year vesting period is the same as for the LTV. The vesting level of the award is subject to the achievement of the same performance criteria over the same performance period defined for the respective year and generally requires that the participant retains his or her employment over the vesting period.

At the end of the vesting period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares at Nasdaq Stockholm at the vesting date, and this final amount is paid to the participant in cash gross before tax.

Executive Performance Plan 2020 (EPP 2020)

155 senior managers were selected to participate in EPP 2020. The regular award level is set at 15% and the high award level is set at 25% for all countries except for the USA. The regular and high award levels are set at 25% and 35% respectively in the USA.

Executive Performance Plan 2019 (EPP 2019)

161 senior managers were selected to participate in EPP 2019. The regular award level is set at 15% and the high award level is set at 22.5%.

Executive Performance Plan 2018 (EPP 2018)

171 senior managers were selected to participate in EPP 2018. The regular award level is set at 15% and the high award level is set at 22.5%.

Executive Performance Plan 2017 (EPP 2017)

452 senior managers were selected to participate in EPP 2017. The regular award level was set at 15% and the high award level was set at 22.5%.

The awards under EPP 2017 were paid in 2020 at the end of the vesting period and EPP 2017 was officially closed.

Key Contributor Plans (KC Plans)

The KC Plan is a cash-settled retention plan. Employees, except for senior managers and the members of the ET, are selected as participants to KC Plan annually through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. Participants are assigned a potential award based on a percentage of their annual gross salary, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV.

The KC Plan is a retention plan, therefore there are no performance criteria for vesting of awards. In general, there is a three-year service period for receiving the award in full and the award is subject only to continued employment during the service period. As of the KC 2019 plan the total service period is three years, however the payout is distributed over the entire service period with staggered payments according to the below schedule:

•	25% of the award to be paid at the end of the first year,

•	25% of the award to be paid at the end of the second year, and

•	the remaining 50% of the award to be paid at the end of the third year.

Accounting wise, the plans with three staggered payments are seen as three separate tranches. The tranches are accounted for as separate awards and accrued in parallel with the same grant date but different vesting dates. The consequence of the staggered payments is a front-end loaded cost. The accounting model is referred to as staged vesting.

The value of each synthetic share is driven by the absolute share price performance of Ericsson B shares during the service period. At the end of the service period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares Nasdaq Stockholm at the vesting date, and this final amount is paid to the participant in cash gross before tax.

Key Contributor Plan 2020 (KC Plan 2020)

7,007 employees were selected to participate in KC Plan 2020. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. The total service period is three years, however the payout is distributed over the entire service period with staggered payments as explained under Key Contributor Plans (KC Plans).

Key Contributor Plan 2019 (KC Plan 2019)

6,941 employees were selected to participate in KC Plan 2019. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. The total service period is three years, however the payout is distributed over the entire service period with staggered payments as explained under Key Contributor Plans (KC Plans).

Key Contributor Plan 2018 (KC Plan 2018)

5,886 employees were selected to participate in KC Plan 2018. There are two award levels at 10% and 25% of the participants’ annual gross salary. The total service period is three years and the awards are paid at the end of the full service period.

Key Contributor Plan 2017 (KC Plan 2017)

6,876 employees were selected to participate in KC Plan 2017. There are two award levels at 10% and 25% of the participants’ annual gross salary. The total service period is three years and the awards are paid at the end of the full service period and KC Plan 2017 was officially closed.

Number of shares and synthetic shares

The awards granted to the participants of the LTV programs and the development of the granted shares over time, considering the fulfilment of performance conditions, are displayed in the table Number of shares and synthetic shares below, together with the number of synthetic shares for the EPP and KC plans.

Number of shares and synthetic shares

	Executive team programs					Of which the President and CEO
Share-settled programs (million)	LTV 2020	LTV 2019	LTV 2018	LTV 2017	Total	LTV 2020	LTV 2019	LTV 2018	LTV 2017	Total
Maximum shares required	2.5	3.0	3.0	3.0	11.5	—	—	—	—	—
Granted shares	0.9	0.6	0.8	0.7	3.0	0.4	0.3	0.4	0.4	1.5
Outstanding number of shares beginning of 2020	—	0.9	1.2	1.3	3.4	—	0.4	0.6	0.9	1.9
Exercised during 2020	—	—	—	–1.3	–1.3	—	—	—	–0.9	–0.9
Forfeited during 2020	—	—	—	—	—	—	—	—	—	—
Increase due to performance condition 2020	0.4	—	0.4	—	0.8	0.2	—	—	—	0.2
Outstanding number of shares end of 2020	1.3	0.9	1.6	—	3.8	0.6	0.4	0.6	—	1.6

	Executive performance program					Key contributors plans
Cash-settled plan	EPP 2020	EPP 2019	EPP 2018	EPP 2017	Total	KC 2020	KC 2019	KC 2018	KC 2017	Total
Synthetic shares	1.7	1.0	1.6	—	4.3	11.3	6.2	8.3	—	25.8

74	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note G3, cont.

Compensation expense

The compensation expense is based on the FV and the number of shares or synthetic shares. The compensation expense for the share-settled long-term variable compensation programs for the President and CEO and the ET during 2020 were SEK 83 million.

The compensation expenses for cash-settled plans, the EPP and the KC

Plans during 2020 were SEK 185 million and SEK 1,298 million respectively as shown in the table Compensation expense for LTV 2017–2020 below. The total compensation expense during 2020 amounted to 1,566 million. The total provision for the cash-settled plans amounted to SEK 2,107 million (including social charges of 227 million) at the end of 2020.

Compensation expense LTV 2017–2020

Share-settled programs	2020	2019	2018	2017	Total
LTV 2020	23	—	—	—	23
LTV 2019	28	17	—	—	45
LTV 2018	28	28	18	—	74
LTV 2017	4	13	14	10	41

Total executive team programs	83	58	32	10	183

Of which the President and CEO	41	32	18	6	97
Cash-settled plans
EPP 2020	34	—	—	—	34
EPP 2019	50	11	—	—	61
EPP 2018	76	53	20	—	149
EPP 2017	25	116	110	31	282

Total executive performance plans	185	180	130	31	526

KC 2020	523	—	—	—	523
KC 2019	335	248	—	—	583
KC 2018	368	245	156	—	769
KC 2017	72	273	323	139	807

Total key contributor plans	1,298	766	479	139	2,682

Total cash-settled plans	1,483	946	609	170	3,208

Total compensation expense	1,566	1,004	641	180	3,391

Fair value

The compensation expense for the share-settled plans is based on FV and the number of shares. The FV for the LTV programs are including adjustments for absolute and relative TSR development performance criteria at the grant date, using a Monte Carlo model, which uses a number of inputs, including expected dividends, expected share price volatility and the expected period to exercise. The performance criteria of the LTV program are also based on the outcome of the Group operating income as per fiscal years 2020, 2019 and 2018. The FV for the Group operating income performance criteria is calculated as the share price at grant date, reduced by the net present value of the dividend expected during the three-year vesting period. For the performance criteria the number of shares is adjusted in relation to the achievement level of the performance criteria at the end of the performance period.

The compensation expense for the cash-settled plans is based on the FV and the number of synthetic shares allocated. The FV for the EPP includes the same criteria as the share-settled plans and calculated in a similar way, however reassessed quarterly with updated criteria. The FV for the KC Plans are the share price reduced by the net present value of the dividend expected during the service period. The KC Plan 2020 and the KC Plan 2019 have three FV based on the three different service periods. The FV per performance criteria and program is shown in the table Fair values below.

Fair value

Fair values (SEK)

Executive team programs	LTV 2020	LTV 2019	LTV 2018	LTV 2017
Share price at grant	78.88	90.70	65.79	57.15
Fair value Absolute TSR	54.69	87.92	80.40	54.40
Fair value Relative TSR	98.06	94.63	78.66	76.95
Fair value Group operating income	74.22	86.94	62.93	—

Executive performance plans	EPP 2020	EPP 2019	EPP 2018	EPP 2017
Fair value Absolute TSR	98.37	113.49	198.56	84.12
Fair value Relative TSR	125.35	130.59	198.56	84.12
Fair value Group operating income	96.54	97.71	99.29	—

Key contributor plans	KC 2020	KC 2019	KC 2018	KC 2017
Fair value – Tranche 1	99.68	84.12	—	—
Fair value – Tranche 2	98.10	99.29	—	—
Fair value – Tranche 3	96.54	97.71	—	—
Fair value	—	—	99.29	84.12

Payout of Cash-settled Plan

During 2020 three plans vested; EPP 2017 and KC Plan 2017 and KC Plan 2019 tranche 1. The share price at vesting were SEK 84.12 and the payout to the participants amounted to SEK 1,150 million.

The Stock Purchase Plan (SPP)

The SPP was a share-settled plan designed to offer an incentive for all employees to participate in the Company’s long-term variable compensation program where practicable. Under SPP employees were able to save up to 7.5% of their gross fixed salary for purchase of Ericsson B contribution shares at market price on NASDAQ Stockholm or American Depositary Shares (ADSs) on Nasdaq New York (contribution shares) during a twelve-month period (contribution period). If the contribution shares were retained by the employee for three years after the investment and their employment with the Ericsson Group continued during that time, then the employee’s shares are to be matched with a corresponding number of Ericsson B shares or ADSs free of consideration. Employees in 100 countries participated in the SPP.

75	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note G3, cont.

The table below shows the contribution period and participation details for the only open SPP from 2016, which was settled and closed with the final matching and delivery of the remaining contribution shares to the participants on August 17, 2020.

Stock Purchase Plans

Plan	Contribution period	Number of participants at launch	Take-up rate – percent of eligible employees
Stock Purchase plan 2016	August 2016 – July 2017	31,500	29%

The total cost of SPP for the three years of service is based on the number of shares that vest, due to savings and calculated based on the FV of the shares as defined at grant date.

The Key Contributor Retention Plan

The Key Contributor Retention Plan was part of Ericsson’s talent management strategy and was designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of the employees were selected through a nomination process that identified individuals according to performance, critical skills and potential. Participants selected obtained one extra matching share in addition to the ordinary one matching share for each Contribution Share purchased under SPP during a twelve-month period.

Since no SPP was proposed after 2016, the cash-settled KC Plan described above was introduced replacing the Key Contributor Retention Plan.

The accounting treatment for the Key Contributor Retention Plan is the same as for SPP, however these employees receive two additional shares for each share invested.

The Executive Performance Stock Plan (EPSP)

The EPSP was a share-settled program. Senior managers, including the members of the ET, were selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under SPP. Up to 0.5% of employees were offered participation in EPSP. The performance targets were linked to growth of net sales, operating income and cash conversion and each accounted for one third of the total performance matching shares

The table below shows the performance targets for the only open EPSP from 2016 in 2020.

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1	Year 2	Year 3
2016
	Compound annual growth rate of
Growth (net sales growth)	246.9			2%–6%
Margin (operating income	Compound annual growth rate of
growth) 1)	24.8			5%–15%
Cash flow (cash conversion)	—	≥70%	≥70%	≥70%

1) Excluding extraordinary restructuring charges.

With all three years of 2016 EPSP completed the Board of Directors resolved the results of the performance targets as below:

•	Growth (compound annual net sales growth rate) was –5.13% which was below the threshold and resulted in no vesting for the portion of the award subject to this target.

•	Margin (compound annual operating income growth rate) was –28.00% which was below the threshold and resulted in no vesting for the portion of the award subject to this target.

•	Cash flow (cash conversion) was met, which resulted in vesting of 66.67% of the portion of the award subject to this target.

•	Accordingly, the 2016 EPSP vested at 22.22% of maximum matching.

The 2016 EPSP was settled and closed with the final delivery of the remaining performance matching shares to the participants on August 17, 2020. Hence, no future outstanding matching rights remain for the members of the ET.

Since no SPP was proposed after 2016, the share-based LTV were introduced for the members of the ET with the approval of relevant AGM replacing EPSP. For the senior managers, the cash-settled EPP were introduced replacing EPSP. The LTV and the EPP are described above.

EPSP was a share-settled stock purchase plan with performance conditions. The total cost for EPSP for the three years of service is based on the number of shares that vest, due to fulfilment of targets and savings. The costs are calculated based on the FV of the shares as defined at grant date.

Shares for LTV 2016

		Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans
Plan (million shares)		2016
Originally designated	A	21.6
Outstanding beginning of 2020 1)	B	10.9
Awarded during 2020	C	—
Exercised/matched during 2020	D	10.8
Forfeited/expired during 2020	E	0.1
Outstanding end of 2020	F=B+C–D–E	—
Compensation costs charged during 2020 (SEK million) 2) 3)	G	65.6

1)	Shares under the Executive Performance Stock Plans were based on the fact that the 2016 plan came out at 22%, in casu 78% lapsed.
2)

Fair value was calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party.

3)	Total compensation costs charged during 2019: SEK 256 million, 2018: SEK 645 million.

Shares for LTV 2016 and LTV 2017–2019

LTV 2016 and LTV 2017–2019 are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all these plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the Nasdaq Stockholm to cover social security payments when arising due to matching/vesting of shares. During 2020, 1,820,800 shares were sold at an average price of SEK 89.52. Sales of shares are recognized directly in equity.

If, as of December 31, 2020, all shares allocated for future matching/vesting under the Long term variable compensation programs were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching/vesting, approximately 2.7 million Class B shares would be transferred, corresponding to 0.1% of the total number of shares outstanding, 3,328 million shares not including treasury stock. As of December 31, 2020, approximately 6.0 million Class B shares were held as treasury stock.

The table above shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding stock purchase plans, key contributor retention plans and executive performance stock plans. From up to down the table includes (A) the number of shares originally approved at the Annual General Meeting; (B) the number of originally designated shares that were outstanding at the beginning of 2020; (C) the number of shares awarded during 2020; (D) the number of shares matched during 2020; (E) the number of shares forfeited by participants or expired under the plan rules during 2020; and (F) the balance left as

76	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note G3, cont.

outstanding at the end of 2020, having deducted the shares related to awards matched, forfeited and expired, to the shares outstanding at the beginning of the year. The final row (G) shows the compensation costs charged to the accounts during 2020 for each plan.

Option agreements

Prior to taking office as President and CEO of Ericsson, Board member Börje Ekholm entered into an option agreement in 2016 with Investor AB and AB Industrivärden, shareholders of Ericsson. Each of these two shareholders has issued 1,000,000 call options to Börje Ekholm on market terms (valuation conducted, using the Black & Scholes model, by an independent third party). Under the agreements, Börje Ekholm has purchased in total 2,000,000 call options, issued by the shareholders, for a purchase price of SEK 0.49 per call option. Each call option entitles the purchase of one Ericsson B share from the shareholders at a strike price of SEK 80 per share (to be recalculated to neutralize the effects of dividend payments during the option period) during one year after a seven-year period. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the seven-year period.

In 2019 Investor AB, shareholder of Ericsson, made an offer to the Board Chairs of its listed core investment to purchase call options relating to shares in the respective core investment. Following this offer, Ronnie Leten, Chair of the Board of Directors, entered into such a call option agreement with Investor AB with respect to Class B share of Telefonaktiebolaget LM Ericsson. Under the agreement, Investor AB has issued 128,452 call options to Ronnie Leten on market terms (valuation conducted, using the Black & Scholes model, by an independent third party) and Ronnie Leten has purchased these call options for a purchase price of SEK 15.57 per call option. Each call option entitles the purchase of one Ericsson B share from Investor AB at a strike price of SEK 87.97 per share (to be recalculated to neutralize the effects of dividend payments during the option period) during one year after a four-year period starting February 5, 2019. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the period.

G4 Employee information

Employee numbers, wages and salaries

Average number of employees by gender and market area

	2020			2019
	Women	Men	Total	Women	Men	Total
South East Asia, Oceania and India	5,025	20,306	25,331	4,821	19,230	24,051
North East Asia	4,532	9,344	13,876	4,376	9,003	13,379
North America	2,075	7,635	9,710	1,980	7,381	9,361
Europe and Latin America 1)	11,205	34,226	45,431	10,180	33,262	43,442
Middle East and Africa	807	3,434	4,241	739	3,531	4,270

Total	23,644	74,945	98,589	22,096	72,407	94,503
1) Of which in EU	8,462	25,811	34,273	8,069	26,257	34,326
Of which in Sweden	2,911	9,709	12,620	2,723	9,324	12,047

Number of employees by market area at year-end

	2020	2019
South East Asia, Oceania and India	25,869	24,559
North East Asia	13,944	13,783
North America	10,175	9,643
Europe and Latin America 1)	46,580	47,135
Middle East and Africa	4,256	4,297

Total	100,824	99,417
1) Of which in EU	35,552	37,989
Of which in Sweden	13,173	12,730

Number of employees by gender and age at year-end 2020

	Women	Men	Percent of total
Under 25 years old	1,014	1,735	3%
25–35 years old	9,768	23,674	33%
36–45 years old	7,248	26,436	34%
46–55 years old	4,864	17,684	22%
Over 55 years old	1,812	6,589	8%

Percent of total	25%	75%	100%

Employee movements

	2020	2019
Headcount at year-end	100,824	99,417
Employees who have left the Company	7,839	11,078
Employees who have joined the Company	9,246	15,136
Temporary employees	609	582

Wages and salaries and social security expenses

(SEK million)	2020	2019
Wages and salaries	60,950	58,620
Social security expenses	13,695	14,043
Of which pension costs	4,963	5,170

Amounts related to the President and CEO and the Executive Leadership Team are included in the table above.

Remuneration to Board members and Presidents in subsidiaries

(SEK million)	2020	2019
Salary and other remuneration	458	369
Of which annual variable remuneration	58	83
Pension costs 1)	32	25

1)	Pension costs are over and above any social security charges and taxes.

Board members, Presidents and Group management by gender at year end

	2020		2019
	Women	Men	Women	Men
Parent Company
Board members and President	23%	77%	23%	77%
Group Management	20%	80%	20%	80%
Subsidiaries
Board members and Presidents	19%	81%	19%	81%

77	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Section H – Other

H1 Taxes

The Company’s tax expense for 2020 was SEK –9,589 (–6,922) million or 35.2% (79.0%) of income after financial items. The tax rate may vary between years depending on business and geographical mix. Items reported for income taxes include the impact of the Swedish tax rate reduction which was signed into law on June 14, 2018, on the deferred tax assets and liabilities. The law reduces the corporate income tax from 22% to 21.4% from January 1, 2019, and to 20.6% from January 1, 2021.

Income taxes recognized in the income statement

	2020	2019	2018
Current income taxes for the year	–5,470	–2,564	–5,513
Current income taxes related to prior years	–175	–2,237	–392
Deferred tax income/expense (+/–)	–3,911	–2,116	1,097
Share of taxes in joint ventures and associated companies	–33	–5	–5

Income tax expense/benefit	–9,589	–6,922	–4,813

A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 21.4% (21.4%), on the consolidated income before taxes, is shown in the table below.

The withholding tax expense 2020 and 2018 includes an impairment of withholding tax.

Non-deductible expenses include write-down of investments and payments to pension foundations in Sweden.

Reconciliation of Swedish income tax rate with effective tax rate

	2020	2019	2018
Calculated tax expense at Swedish tax rate 21.4%	–5,823	–1,875	322
Effect of foreign tax rates	–616	–419	–773
Current income taxes related to prior years	–175	–2,237	–392
Remeasurement of tax loss carry- forwards	–258	52	113
Remeasurement of deductible temporary differences	369	84	33
Withholding tax expense	–1,393	–230	–3,000
Reversal of impaired withholding tax	—	519	—
Tax effect of non-deductible expenses	–2,079	–3,555	–1,130
Tax effect of non-taxable income	372	803	722
Tax effect of changes in tax rates	14	–64	–708

Income tax expense/benefit	–9,589	–6,922	–4,813
Effective tax rate	35.2%	79.0%	–329.1%

Deferred tax balances

Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards

	Deferred tax assets	Deferred tax liabilities	Net balance
2020
Intangible assets and property, plant and equipment	771	1,579
Current assets	2,235	862
Post-employment benefits	7,062	378
Provisions	3,739	—
Deferred tax credits	8,285	—
Other	1,794	277
Loss carry-forwards	4,417	—

Deferred tax assets/liabilities	28,303	3,096	25,207
Netting of assets/liabilities	–2,007	–2,007

Deferred tax balances, net	26,296	1,089	25,207

2019
Intangible assets and property, plant and equipment	1,233	1,792
Current assets	3,413	878
Post-employment benefits	7,220	787
Provisions	3,592	—
Deferred tax credits	8,424	—
Other	2,585	281
Loss carry-forwards	7,221	—

Deferred tax assets/liabilities	33,688	3,738	29,950
Netting of assets/liabilities	–2,514	–2,514

Deferred tax balances, net	31,174	1,224	29,950

Changes in deferred taxes, net

	2020	2019
Opening balance, net	29,950	22,482
Recognized in net income (loss)	–3,911	–2,116
Recognized in other comprehensive income	794	1,423
Acquisitions/divestments of subsidiaries	–1,223	145
Reclassification	386	7,843
Translation differences	–789	173

Closing balance, net	25,207	29,950

Tax effects reported directly in Other comprehensive income (loss) amount to SEK 794 (1,423) million, of which actuarial gains and losses related to pensions constituted SEK 900 (1,229) million, revaluation of borrowings SEK –20 (134) million and cash flow hedges SEK –86 (60) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Deferred tax assets and liabilities have been adjusted for the effect of the reduction of the Swedish corporate income tax rate.

Tax loss carry-forwards

Significant tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.

The majority of tax loss carry-forwards pertains to Sweden, Germany and the United States. These countries have long or indefinite periods of utilization. Of the total SEK 4,417 (7,221) million recognized deferred tax assets related to tax loss carry-forwards, SEK 3,513 (6,026) million relates to Sweden.

Future income projections based on growth coming from a stronger market, selective market share gains and expansion of the product portfolio, support the conclusion that the deferred tax assets will be utilized in the foreseeable future.

78	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note H1, cont.

As of December 31, 2020, the recognized tax loss carry-forwards amounted to SEK 21,442 (33,744) million. The reduction is primarily attributable to utilization of the loss carry-forward against current year’s taxable income. The tax value of the tax loss carry-forward is reported as a tax asset based on the indefinite utilization period and the expectation that the group will realize a significant taxable income to offset these loss carry-forwards.

The final years in which the recognized tax loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards

Year of expiration	Tax loss carry-forwards	Tax value
2021	209	43
2022	142	29
2023	58	12
2024	174	36
2025	156	32
2026 or later (also includes unlimited carryforwards)	20,703	4,265

Total	21,442	4,417

In addition to the table above there are tax loss carry-forwards of SEK 3,570 (5,378) million at a tax value of SEK 735 (1,009) million that have not been recognized due to judgments of the possibility they will be used against future taxable profits in the respective jurisdictions. The majority of these tax loss carry-forwards have an expiration date in excess of five years

The Company has considered the effect of COVID-19 pandemic on the business and currently expect no material changes to forecast future profits which could impact recoverability of deferred tax assets. Risk assessment on the business plans is carried out on a regular basis, and deferred tax asset recoverability analysis will be performed if conditions suggest that such assets may be impaired.

H2 Earnings per share

Earnings per share

	2020	2019	2018
Basic
Net income (loss) attributable to owners of the Parent Company (SEK million)	17,483	2,223	–6,530
Average number of shares outstanding, basic (millions)	3,323	3,306	3,291

Earnings (loss) per share, basic (SEK)	5.26	0.67	–1.98
Diluted
Net income (loss) attributable to owners of the Parent Company (SEK million)	17,483	2,223	–6,530
Average number of shares outstanding, basic (millions)	3,323	3,306	3,291
Dilutive effect for stock purchase (millions)	3	14	—
Average number of shares outstanding, diluted (millions)	3,326	3,320	3,291

Earnings (loss) per share, diluted (SEK)	5.26	0.67	–1.98

When a company reports a loss, the number of shares used for calculating earnings diluted per share shall be the same as for basic calculation.

H3 Statement of cash flows

Interest paid in 2020 was SEK –1,434 million (SEK –1,060 million in 2019 and SEK –829 million in 2018) and interest received in 2020 was SEK 763 million (SEK 817 million in 2019 and SEK –283 million in 2018). Taxes paid, including withholding tax, were SEK –4,313 million in 2020 (SEK –5,218 million in 2019 and SEK –5,874 million in 2018).

Cash and cash equivalents include cash of SEK 16,422 (17,336) million and cash equivalents of SEK 27,190 (27,743) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see note F1 “Financial risk management.”

Cash and cash equivalents as of December 31, 2020, include SEK 2.4 (3.3) billion in countries where there exist significant cross-border conversion restrictions due to hard currency shortage or strict government controls. This amount is therefore not considered available for general use by the Parent Company.

Adjustments to reconcile net income to cash

	2020	2019	2018
Property, plant and equipment
Depreciations	3,602	3,587	3,275
Impairment losses/reversals of impairments	512	360	568

Total	4,114	3,947	3,843
Right-of-use assets
Depreciations	2,387	2,474	—
Impairment losses/reversals of impairments	47	75	—

Total	2,434	2,549	—
Intangible assets
Amortizations
Capitalized development expenses	906	1,519	2,559
Intellectual Property Rights, brands and other intangible assets	1,083	1,019	1,387

Total amortizations	1,989	2,538	3,946
Impairments
Capitalized development expenses	—	36	254
Intellectual Property Rights, brands and other intangible assets	137	19	—
Goodwill	—	—	275

Total impairments	137	55	529

Total	2,126	2,593	4,475

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	8,674	9,089	8,318
Taxes	6,123	1,652	–1,897
Dividends from joint ventures/associated companies 1)	43	66	30
Undistributed earnings in joint ventures/ associated companies 1)	331	340	–53
Gains/losses on sales of investments and operations, intangible assets and PP&E, net2)	77	–812	212
Other non-cash items 3)	–333	1,891	1,220

Total adjustments to reconcile net income to cash	14,915	12,226	7,830

1)	See note E3 “Associated companies.”
2)	See note B4 “Other operating income and expense.”
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

For information about reconciliation of liabilities arising from financing activities, see note F4 “Interest-bearing liabilities.”

79	Financial report 2020 | Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2020

Note H3, cont.

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2020
Cash flow from business combinations 1)	–9,534	4
Acquisitions/divestments of other investments	–123	55

Total	–9,657	59

2019
Cash flow from business combinations 1)	–1,815	360
Acquisitions/divestments of other investments	62	–112

Total	–1,753	248

2018
Cash flow from business combinations 1)	–1,220	226
Acquisitions/divestments of other investments	–398	107

Total	–1,618	333

1)	See also note E2 “Business combinations.”

H4 Related party transactions

IAS 24, “Related Party Disclosures” requires disclosure of related party relationships, transactions and outstanding balances.

During 2020, various minor related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. The main related party transactions relate to Ericsson Nikola Tesla d.d located in Croatia, with sales from the Company to the associate of SEK 0.4 billion (SEK 0.6 billion in 2019 and SEK 0.6 billion in 2018) and purchases from the associate to the Company of SEK 1.2 billion (SEK 1.5 billion in 2019 and SEK 1.3 billion in 2018). Ericsson holds 49.07% of the shares. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see note E3 “Associated companies.”

For information regarding transactions with the Board of Directors and Group management, see note G2 “Information regarding members of the Board of Directors and Group management.”

For information about the Company’s pension trusts, see note G1 ”Post-employment benefits.”

H5 Fees to auditors

Fees to auditors

	Deloitte	Others	Total
2020
Audit fees	97	9	106
Audit-related fees	8	—	8
Tax fees	4	6	10
Other fees	5	2	7

Total	114	17	131

2019	PwC	Others	Total
Audit fees	96	9	105
Audit-related fees	12	—	12
Tax fees	10	11	21
Other fees	6	6	12

Total	124	26	150

2018	PwC	Others	Total
Audit fees	98	4	102
Audit-related fees	11	2	13
Tax fees	9	2	11
Other fees	9	6	15

Total	127	14	141

At the 2020 Annual General Meeting Deloitte was appointed auditor for the period until the 2021 Annual General Meeting. PricewaterhouseCoopers (PwC) was appointed auditor for the period until the 2020 Annual General Meeting.

The audit-related services include quarterly reviews and the limited assurance report on Ericsson’s sustainability report. The tax services include corporate tax compliance work. Other services include work related to agreed-upon-procedures engagements.

80	Financial report 2020 | Report of Independent Registered Public Accounting Firm	Ericsson Annual Report on Form 20-F 2020

Report of independent

registered public accounting firm

To the shareholders of Telefonaktiebolaget

LM Ericsson (publ):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Telefonaktiebolaget LM Ericsson (publ) and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated income statements, statements of comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express opinions on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers AB

Stockholm, Sweden

March 19, 2020

We have served as the Company’s auditor since at least 1993 until 2020. We have not determined the specific year which we began servicing as auditors of the company.

81	Financial report 2020 | Management’s report on internal control over financial reporting	Ericsson Annual Report on Form 20-F 2020

Management’s report on internal control over financial reporting

Internal control over financial reporting

Ericsson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Ericsson’s internal control system related to financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Although the purpose of internal control systems is to ensure adequate risk management, all internal control systems, no matter how well designed, have inherent limitations which may result in that misstatements are not prevented or detected. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation.

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2020.

In making this assessment, management used the criteria set forth in “Internal Control - Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2020, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, has been audited by Deloitte AB an independent registered public accounting firm, as stated in their report on page 26.

Changes in internal control over financial reporting

There were no changes in the group’s internal control over financial reporting that occurred during the period covered by the Form 20-F that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

82	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

Risk factors

All the information in this Annual Report and in particular the risks and uncertainties outlined below should be carefully considered. Based on the information currently known to us, we believe that the following section identifies the most significant risks affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on strategic objectives, business, operations, future performance, revenues, operating and after-tax results, profit margins, financial condition, cash flow, liquidity, credit rating, market share, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements”.

Contents

82	Risks related to business activities and industry

88	Risks related to Ericsson’s financial situation

89	Legal and regulatory risk

92	Internal control risk

92	Environmental, social and governance risk

1 Risks related to business activities and industry

1.1 Ongoing geopolitical and trade uncertainty from a range of factors may have a material adverse impact on our business, operations, business prospects and consequently on operating results, financial conditions and our ability to meet our targets.

The geopolitical turbulence and trade uncertainty, including trade restrictions and increased safeguards for national security purposes, can impact global market conditions and continue to be challenging for global supply chains in general and ICT supply chains in particular. These uncertainties include the effects of trade disputes involving the governments of the European Union, the US and China, and the uncertainty on how the change in US administration may impact that trade dispute.

There are also uncertainties for the future bilateral trading relationship between China and several countries as a result of restrictions towards Chinese vendors in 5G networks. Restrictions have been adopted in several countries such as Australia, Canada, France, Japan, UK, and the US. In Sweden, the Post and Telecommunication Authority (PTS) has decided to exclude Huawei and ZTE products from the most recent 5G auction. Of special relevance for Ericsson in this context is the trade relationship between Sweden and China, since Ericsson, even though it is a global company with a presence on all global markets, has its headquarters in Sweden and therefore risks collateral damages from a weakened Swedish-Chinese relationship as a result of this decision. Whilst the decision is subject to judicial appeal, the 5G auction took place on January 19, 2021. There is a risk that the above will lead to measures taken by China that are targeted at the economic interests of Sweden and Swedish industry, including those of Ericsson.

In China a new Chinese export control law applies from December 1, 2020 with additional export controls for a list of products and a Chinese legislation with an unreliable entity list can target companies deemed to causing harm to Chinese interests. In January 2021 China also issued regulations setting up a mechanism to review foreign investments for national security implications that would allow authorities to reject or limit foreign investments in China. These and other measures might impact the ability to operate in China or to use China in global value chains.

Because our continued business operations in China are part of our current and future user growth plans, further adverse changes in the economic and political policies relating to China could have a material adverse effect on our business. During the last years we have also seen the global free trade system, that has allowed increased efficiency and economic growth, being under sustained attack, including the dismantlement of the WTO dispute settlement body. This increases the chances that states may adopt policies and actions that violates WTO agreements negatively impacting open markets and free trade.

The forced, or otherwise required, localization of manufacturing and R&D – as well as their digital counterparts, that is the forced localization of IT-infrastructure and restrictions on data flows - have been steadily growing and have been motivated by either protectionism, indigenous industrial policies or national security. There is a current political trend and associated risk to move from relying on global value chains to more regional alternatives. Governments may continue to impose conditions that require the use of local suppliers and local production or partnerships with local companies for R&D and IT-infrastructure, require the license or other transfer of intellectual property, or engage in other efforts to promote local businesses and local competitors, which could have a significant adverse impact on Ericsson’s business. These challenges are present in e.g. China, and India.

The geopolitical situation can have consequences on the entire industry, with an increased likelihood of further industry split, separation of global value chains and separation of global standards for mobile telecommunications. This overall development has also led to several countries evaluating how to ensure uninterrupted access to telecommunication network infrastructure, for example through promoting disaggregation of the Radio Access Network and support of national communication network infrastructure champions as alternative to the established global vendors such as Ericsson although the timing and extent of this remains unclear.

All of the above may have a material and potentially lasting adverse impact on our business, including sales, market share, market access and supply chain and R&D activities, our financial condition and results of operations as they may lead to increased trade restrictions, tariffs and increased costs that may not be recoverable and may impact our profitability and/or disrupt our international product development, supply chain and necessitates a flexible and adaptive organisational set up by Ericsson with regard to production, services, sourcing, supply and R&D.

83	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

The potential material adverse impact can include:

•	Loss of market share, e.g. in China, and weakened market position

•	Reduced or lost market access

•	Decreased ability for unrestricted use of our global supply chain for all markets, e.g. as a result of import or export restrictions in the US and China

•	Separation of global standards for mobile telecommunication

•	Sourcing restrictions and constraints for access to hardware and software products and components

•	Restrictions in use of R&D resources

•	Deferrals of purchases, with lower revenues not fully compensated through reduced costs

•	Excess and obsolete inventories and excess manufacturing capacity

•	Financial difficulties or failures among our suppliers

•	Impairment losses related to our intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results

1.2 Challenging global economic conditions may adversely impact the demand, cost and pricing for our products and services as well as limit our ability to grow.

The challenging global economic conditions, e.g. due to the pandemic, downturn in the global economy, political unrest and uncertainty or geopolitical risks and trade frictions could have adverse, wide-ranging effects on demand for our products and for the products of our customers. This could cause operators and other customers to postpone investments or initiate other cost-cutting initiatives to maintain or improve their financial position. This could also result in significantly reduced expenditures for our products and services, including network infrastructure, in which case our operating results would suffer. If demand for our products and services were to fall, we could experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, our credit rating, borrowing opportunities and costs as well as the trading price of our shares could be adversely impacted. Should global economic conditions fail to improve or worsen or should political unrest and uncertainty or geopolitical problems fail to improve or worsen, other business risks we face could intensify and could also negatively impact the business prospects of operators and other customers. Some operators and other customers, in particular in markets with weak currencies, may incur funding difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of our products and services.

The potential adverse effects of an economic downturn include:

•	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs

•	Excess and obsolete inventories and excess manufacturing capacity

•	Financial difficulties or failures among our suppliers

•	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counter party failures

•	Impairment losses related to our intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results

•	Changes in the value in our pension plan assets resulting from, for example, adverse equity and credit market developments and/ or increased pension liabilities resulting from, for example, lower discount rates. Such development may trigger additional pension trust capitalization needs negatively affecting the company’s cash balance

•	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

1.3 Our business depends upon the continued growth of mobile communications and the success of our existing customer base, the telecom operators. If growth slows or if our customers do not manage to maintain or grow relevance in the digital value chain or if our products and/or services are not successful, our customers’ investment in networks may slow or stop, harming our business and operating results.

A substantial portion of our business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by our customers. If operators fail to increase the number of subscribers and/or usage does not increase, our business and operating results could be materially adversely affected. Also, if operators fail to monetize services, fail to adapt their business models or experience a decline in operator revenues or profitability, their willingness to further invest in their existing and new networks may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results, and financial condition.

Traffic development on cellular networks could be affected if more traffic is offloaded to WI-FI-networks. Further alternative services provided over the internet have profound effects on operator voice/ SMS revenues with possible reduced capital expenses consequences. Our strategy system depends on the development and success of global standards. This could be affected adversely in the future by industry forces more interested in defacto standards and or geo-political forces leading to standards fragmentation and increased difficulties of creating economies of scale.

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver services in both fixed and mobile networks. We are dependent on the uptake of such services and the outcome of regulatory and standardization activities such as spectrum allocation. If delays in uptake, standardization or regulation occur, this could adversely affect our business, operating results, and financial condition.

1.4 We may not be successful in implementing our strategy or in achieving improvements in our profitability or in estimating addressable markets or market CAGR in the markets in which we operate

There can be no assurance that we will be able to successfully implement our strategy to achieve future profitability, growth or create shareholder value. When deemed necessary, we have undertaken and expect to continue to undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings. Furthermore, this annual report includes certain estimates with respect to addressable markets as well as with respect to growth rate in the market segments in which we operate, including the Networks,

84	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

Digital Services, Managed Services and Emerging Business and Other. If the underlying assumptions on which our estimates are based prove not to be accurate, the actual performance or addressable markets and CAGR may be materially different from the estimates presented in this annual report.

1.5 We may not be successful in executing our strategy to capture the 5G market opportunity in terms of e.g. scale, time and volume of business.

The 5G market opportunity will depend on availability of attractive spectrum for 5G, and time of spectrum allocations, amount of spectrum, type of frequency bands such as low bands (below 1 GHz), mid-bands (3–6 GHz) and high bands (above 24 GHz), as well as terms of spectrum licenses, such as cost and license period of time, may not be according to needs and plans, which could delay or reduce the 5G market.

Operator speed and scale to adopt to 5G could also be changed due to market situations, including resolution of M&A transactions as well as government incentives to deploy 5G. Operator 5G deployment plans could also be delayed by operational aspects such as site access, permits and availability of installation crews. There is also a risk that the scale and time of 5G deployments will change due to the availability of 5G devices, not only for launch but also due to the speed with which device prices will decline to drive mass market adoption.

In addition to this, the timing, size and technology choices of market opportunities beyond enhanced mobile broadband, such as fixed wireline access, industrial IoT and private networks, may materialize differently than estimated.

Finally, Ericsson or its suppliers may encounter unforeseen technical challenges that can affect our ability to develop, supply or deploy 5G networks.

1.6 We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses, and we may not be successful in protecting the value during integration.

In addition to in-house innovation efforts, we make acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden our product portfolio or customer base. One recent example is the recent acquisition of Cradlepoint. Acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to intangible assets or impairment of goodwill, which could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to acquisitions include:

•	Insufficiencies of technologies and products acquired, such as unexpected quality problems

•	Difficulties in the integration of the operations, technologies, products and personnel of the acquired company

•	Risks of entering markets in which we have no or limited prior experience

•	Potential loss of key employees

•	Diversion of management’s attention away from other business concerns

•	Expenses of any undisclosed or potential legal liabilities of the acquired company, including failure to comply with laws or regulations.

From time to time we also divest parts of our business to optimize our product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-offs. We cannot assure that we will be successful in consummating future acquisitions or divestments on favorable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to divestments include:

•	Difficulties in the separation of the operations, technologies, products and personnel of the business divested

•	Potential loss of key employees

•	Expenses of any undisclosed or potential legal liabilities of the business divested.

1.7 We are in, and may enter into new, JV arrangements and have, and may have new, partnerships, which may not be successful and expose us to future costs.

Our JV and partnership arrangements, may fail to perform as expected for various reasons, including an incorrect assessment of our needs and synergies, our inability to take action without the approval of our partners, our difficulties in implementing our business plans, the lack of capabilities or financial instability of our strategic partners. Our ability to work with these partners or develop new products and solutions, e.g. as part of our 5G portfolio, may become constrained, which could harm our competitive position in the market.

Additionally, our share of any losses from or commitments to contribute additional capital or borrowings to such JVs and partnerships may adversely affect our business, operating results, financial condition and cash flow.

1.8 The telecommunications industry investment levels fluctuate and are affected by many factors, including the economic environment, and decisions made by operators and other customers regarding deployment of technology and their timing of purchases.

The telecommunications industry has experienced downturns in which operators substantially reduced their capital spending on new equipment. While we expect the network operator equipment market, telecommunications services market and ICT market to grow in the coming years, the uncertainty surrounding global economic growth and the geopolitical situation may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate could be weaker than in other segments. In that case, our revenue and operating results may be adversely affected. If capital expenditures by operators and other customers are weaker than we anticipate, our revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy our products and services can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunication industry, as well as in the ICT industry, accurately forecasting revenues, results, and cash flow remains difficult.

85	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

1.9 Sales volumes and gross margin levels can be reduced by an unfavorable mix and order time of our products and services.

Our sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. The operators still represent the main part of our business and are also the main focus for sales going forward. We provide all our customers with solutions based on our own products as well as third-party products which normally have lower margins than our own products. As a consequence, our reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third-party products. In our Digital Services and Emerging Business and Other segments, third-party products and services represent a larger portion of our business than our traditional sales, which impact our business models. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed at short notice by customers, often less than a month in advance, and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix and the short order time for certain of our products may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus and expectations. Short-term variation could have a material adverse effect on our business, operating results, financial condition and cash flow.

1.10 We may not be able to properly respond to market trends in the industries in which we operate, including virtualization of network functions.

We are affected by market conditions and trends within the industries in which we operate, including the convergence of the IT and telecom industries. Technological developments largely drive convergences enabling digitalization and a move from dedicated hardware to software and cloud based services. This includes also an disaggregation of the Radio Access Network, although the timing and extent of this remains unclear. This is changing the competitive landscape as well as value chains and business models and affects our objective-setting, risk assessment and strategies. The change makes access to market easier for new competitors including competitors new to our business which have entered and may continue to enter the market and negatively impact our market share in selected areas. If we fail to understand or anticipate the market trends and development, or fail to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, our business, operating results and financial condition will suffer.

1.11 We face intense competition from our existing competitors as well as new entrants, and this could materially adversely affect our results.

The markets in which we operate are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. We face intense competition from significant competitors, many of which are very large, with substantial technological and financial resources and established relationships with operators. Our operator customers, which represent the main part of our business, are also large and highly sophisticated and exercise significant buying power inter alia through the common use of competitive bidding process. We also encounter increased competition from new market entrants and alternative technologies are evolving industry standards. Our competitors may implement new technologies before we do, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that we do not provide. Some of our competitors may also have greater resources in certain business segments or geographic areas than we do. Increased competition could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses, which could have a material adverse effect on our business, operating results, financial condition and market share.

Additionally, we operate in markets characterized by rapidly changing technology and also the nature in which this technology is being brought to market is rapidly changing. This results in continuous price pressure on our products and services. If our counter measures, including enhanced products and business models or end to end cost reductions cannot be achieved or do not occur in a timely manner, there could be adverse impacts on our business, operating results, financial condition and market share.

1.12 Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas, which could for example impact certain of our segments such as Digital Services, and Emerging Business and Other. Consolidation may also result in competitors with greater resources than we have. Both of these events could have a materially adverse effect on our business, operating results, financial condition and market share.

1.13 We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

Our ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms. Although we strive to avoid single- source supplier solutions, this is not always possible. This includes also development and supply of key ASIC and FPGA components, for which Ericsson has a dependency to very few suppliers. Accordingly, there is a risk that we will be unable to obtain key supplies we need to produce our products and provide our services on commercially reasonable terms, or at all. Failure by any of our suppliers could interrupt our product or services supply or operations and significantly limit sales or increase our costs. To find an alternative supplier or redesign products to replace components may take significant time which could cause significant delays or interruptions in the delivery of our products and services. We have from time to time experienced interruptions of supply and we may experience such interruptions in the future.

Furthermore, our procurement of supplies requires us to predict future customer demands. If we fail to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of our competitors utilize the same manufacturers and if they have purchased capacity ahead of us we could be blocked from acquiring the needed products. This factor could limit our ability to supply our customers and increase costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity, not fully recoverable costs or scrapping costs. We are also exposed to financial counterpart risks to suppliers when we pay in advance for supplies. Such supply disruptions and cost increases may negatively affect our business, operating results and financial condition.

86	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

1.14 A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers. We also are significantly dependent on the sales of certain of our products and services.

We derive most of our business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are reviewed on a yearly basis to renegotiate the price for our products and services and do not contain committed purchase volumes. Our largest customer represented approximately 11% of our sales in 2020, our ten largest customers accounted for 53% of our sales in 2020. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period. In addition, our dependence on the sales of certain of our products and services may have a significant adverse impact on sales, profit and market share.

In recent years, service providers have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase our reliance on key customers and may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic areas, networks may be shared and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, opera-tor consolidation may have a material adverse effect on our business, operating results, market share and financial condition.

1.15 Certain long-term agreements with customers include commitments to future price reductions, requiring us to constantly manage and control our cost base.

Long-term agreements with our customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain our gross margin with such price reductions, we continuously strive to reduce the costs of our products through design improvements, negotiation of better purchase prices from our suppliers, allocation of more production to low-cost countries and increased productivity in our own production. However, there can be no assurance that our actions to reduce costs will be sufficient or quick enough to maintain our gross margin in such contracts, which may have a material adverse effect on our business, operating results and financial condition.

1.16 If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

After completing sales to customers, we may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the credit worthiness of our customers and based on that assessment we determine a credit limit for each one of them. Challenging economic conditions have impacted some of our customers’ ability to pay their invoices.

We may be unable to avoid future losses on our trade receivables. We have also experienced demands for customer financing, and in adverse financial markets or more competitive environments for the customers, those demands may increase. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our operating results and financial condition.

1.17 Product, solution or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers, as well as penalties, claims and liquidity damage.

Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality, possibly also for damages incurred on customer businesses. Although we undertake a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect our reputation, business, operating results and financial condition. This could also include poor quality of AI based solutions, or third-party products being part of solutions. If significant warranty obligations arise due to reliability or quality issues, our operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects, high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing and new customers, and reputational damage.

1.18 The development of our managed services business is increasingly relying on acceptance of value-based business models.

Ericsson has invested in increased use of automation and artificial intelligence (AI) to deliver managed services and network optimization to customers, as part of a service offering or packaged software capabilities. Monetization of these investments rely on a value-based commercial model that shows increased benefit for the customer and proper returns to Ericsson development efforts. Failure to stay competitive in this area and to get customer acceptance for new business models could have an adverse effect on our business, operating results and financial condition. Further, most managed services contracts span more than one year, with long sales cycle for new contracts. Risk of termination and reduced scope of existing contracts may have a negative impact on sales and earnings.

1.19 We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

Rapid technological and market changes in our industry require us to make significant investments in technological innovation. We invest significantly in new technology, products and solutions, e.g. related to 5G. In order for us to be successful, those technologies, products and solutions must often be accepted by relevant standardization bodies and/or by the industries and markets as a whole. The failure of our research and development efforts to be technically or commercially successful could have adverse effects on our business, operating results and financial condition. If we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace,

87	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

our sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to changing requirements and unforeseen problems. Delays in production and research and development may increase the cost of research and development efforts and put us at a disadvantage against our competitors, and can also include delays of communicated product availability dates. This could have a material adverse effect upon our business, customer relationships, operating results and financial condition.

1.20 We may not be successful in reaching the Digital Services business objectives.

Ericsson may be unable to meet its set target of bringing Digital Services to 4–7% operating margin by 2022, excluding restructuring charges. Several risks related to market, technology and operations can impact the turnaround plan.

5G market development and the uptake of virtualization and consequent adoption of our new products and automated delivery can be slower than expected. Increased competition from both emergent and established competitors may impact our market position.

We could be too slow to adapt and adopt new technologies like AI and Machine Learning to drive more automation in products and solutions. The product overhaul to cloud native solutions mandated by customers could also take longer than expected. In addition, the increasing influence of open source initiatives such as Open Network Automation Platform (ONAP) could drive a best of breed approach in our customers, driving prices down and adversely impact our full suite offerings.

We believe the biggest risks in the near term are in the operational dimension. This includes being unable to successfully execute as per plan on continued efficiency measures in end-to-end; inability in implementing and successfully driving organizational-wide transformation programs across the develop-sell-deliver dimension for operating model simplification; as well as being unable to mitigate project risks in the current list of remaining critical customer projects, and the risk of adding further operationally challenging and financially unsound customer projects.

1.21 Our ability to benefit from intellectual property rights (IPR), which are critical to our business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third-parties, infringement claims brought against us by competitors and others and changes in the area of open standards when it comes to licensing of open standard essential patents.

Although we have a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to our patents will in fact provide us with competitive advantages.

We utilize a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. In addition, we rely on many software patents, and limitations on the patentability of software may materially affect our business.

Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing legal systems of some countries in which we conduct business offer only limited protection of intellectual property rights, if at all. Our solutions may also require us to license technologies from third-parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they will be available on acceptable terms, or at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third-parties on a non-exclusive basis could limit our ability to protect proprietary rights in our products.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, that is currently apparent with the introduction of 5G, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. In addition to industry-wide standards, other key industry-wide software solutions are today developed by market participants as free and open source software. Contributing to the development and distribution of software developed as free and open source software may limit our ability to enforce applicable patents in the future. Third-parties have asserted, and may assert in the future, claims, directly against us or against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation directly or to indemnify our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a material adverse effect on our business, reputation, operating results and financial condition. Using free and open source software may allow third-parties to further investigate our software due to the accessibility of source code. This may in turn make this software more prone to assertions from third-parties.

Investigations held by antitrust authorities, court judgments and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio when licensing patents necessary to conduct an open standard (e.g. 3G, 4G and 5G technology), which could have a material adverse effect on our business, reputation, operating results and financial condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect our reputation, business, operating results and financial condition.

Our ability to benefit from intellectual property rights (IPR), may be limited by the loss of patent licenses to or from third-parties. Patent licensing agreements are generally multi-year and term based and the process for renewal of these licenses normally requires negotiations, particularly in conjunction with technology shifts and the introduction of new standards, such as 5G. Such renewals and negotiations may take time to resolve, sometimes involve litigation and may have material adverse impact on our business and financial position, including on the timing for and level of revenues from the IPR licensing contract portfolio.

Challenging global economic conditions and political unrest and uncertainty, geopolitical risks and trade frictions could have adverse effects on our IPR licensing revenues as well as on the ability to acquire licenses.

88	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

1.22 We may not be successful to continue attracting and retaining highly qualified employees to remain competitive.

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain engineers and other qualified employees who develop successful new products/solutions, support our existing product range and provide services to our customers and create great customer experience.

Competition for highly qualified people in the industries in which we operate remains intense and we see also a trend that other industries are looking for the same talent. We are continuously developing our corporate culture, and our people philosophies with the aim to create a positive people experience that makes it easy for us to focus on our business and our customers as well as inspiring our people to grow and to find “their great”. However, there are no guarantees that we will be successful in attracting and retaining employees with the right skills in the future, and failure in retention and recruiting could have a material adverse effect on our business and brand.

1.23 Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced significant portions of our operations, such as parts of IT, finance and HR operations, we depend on the performance of external companies, including their security and reliability measures. Regardless of protection measures, systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security or privacy breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, including R&D, production, network operation centers, ICT centers and logistic centers and shared services centers, where business interruptions could cause material damage and costs. The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to our systems and communications may have an adverse effect on our operations and financial condition.

1.24 We may not achieve some or all of the expected benefits of our restructuring activities and our restructuring may adversely affect our business.

Restructuring activities may be costly and disruptive to our business, and we may not be able to achieve and retain the cost savings and benefits that were initially anticipated. Additionally, as a result of our restructuring, we may experience a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods. Reorganization and restructuring can require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing our business. Restructuring activities can create unanticipated consequences and negative impacts on the business such as our ability to develop, sell and deliver, and we cannot be sure that any ongoing or future restructuring efforts will be successful or generate expected cost savings. Factors that may impede a successful implementation include the retention of key employees, the impact of regulatory matters, and adverse economic market conditions. If we fail to achieve some or all of the expected benefits of restructuring, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, cash flows, reputation and share price.

2 Risks related to Ericsson’s financial situation

2.1 Our debt increases our vulnerability to general adverse economic and industry conditions, limits our ability to borrow additional funds, and may limit our flexibility in planning for, or reacting to, changes in our business and industry.

As of December 31, 2020, our outstanding debt was SEK 30.2 billion and while the Company is rated investment grade by Standard & Poor’s (BBB-) and Fitch (BBB-) it is rated one step below investment grade with Moody’s (Ba1). This degree of debt and the credit ratings could have important consequences, including:

•	Increasing our vulnerability to general economic and industry conditions

•	Requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities

•	Restricting us from making strategic acquisitions or causing us to make non-strategic divestitures

•	Limiting our ability to obtain additional financing for adjusted working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes

•	Limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors.

We may choose to incur substantial additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

If our financial performance were to deteriorate, we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. While we believe that we currently have adequate cash flows to service our indebtedness, if our financial performance were to deteriorate significantly, we might be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If, due to such a deterioration in our financial performance, our cash flows and capital resources were to be insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, if we were required to raise additional capital in the current financial markets, the terms of such financing, if available, could result in higher costs and greater restrictions on our business.

In addition, if we were to refinance our existing indebtedness, the conditions in the financial markets at that time could make it difficult to refinance our existing indebtedness on acceptable terms or at all. If such alternative measures proved unsuccessful, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

89	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

2.2 Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenues and operating results.

We incur a significant portion of our expenses in SEK, please refer to the consolidated financial statement note F1, “Financial risk management”. As a result of our international operations, we generate, and expect to continue to generate, a significant portion of our revenue in currencies other than SEK. To the extent we are unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.

As market prices are predominantly established in US dollars or Euros, we presently have a net revenue exposure in foreign currencies which means that a stronger SEK exchange rate would generally have a negative effect on our reported results. Our attempts to reduce the effects of exchange rate fluctuations through a variety of natural and financial hedging activities may not be sufficient or successful, resulting in an adverse impact on our results and financial condition.

2.3 We rely on various sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cash flow may materially suffer.

Our business requires a significant amount of cash. If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the required times and on reasonable terms, our business, financial condition and cash flow are likely to be adversely affected. Access to funding may decrease or become more expensive as a result of our operational and financial condition, market conditions, including financial conditions in the Eurozone, or due to deterioration in our credit rating. There can be no assurance that additional sources of funds that we may need from time to time will be available on reasonable terms or at all. If we cannot access capital on a commercially viable basis, our business, financial condition and cash flow could materially suffer.

2.4 Impairment of goodwill, other intangible assets, property and equipment (PP&E) and right-of-use (RoU) leased by the Company have impacted and may continue to negatively impact our financial condition and results of operations. An impairment of goodwill, other intangible assets, PP&E and RoU could adversely affect our financial condition or results of operations.

We have a significant amount of these assets; for example, patents, customer relations, trademarks, software, PP&E and RoU.

Goodwill is the only intangible asset the company has recognized to have indefinite useful life. Other assets are mainly amortized on a straight-line basis over their estimated useful lives and the assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those intangible assets not yet in use are tested for impairment annually.

Historically, we have recognized impairment charges mainly due to restructuring, which is usually limited, but occasionally significant. For example, during 2020 a limited write-down of SEK 100 million was made, whereas in 2017 the write-down of intangibles and goodwill was SEK –17,2 billion. Additional impairment charges may be incurred in the future and could be significant due to various reasons, including strategy changes, restructuring actions or adverse market conditions that are either specific to us or the broader industries in which we operate or more general in nature and that could have an adverse effect on our operating results and financial condition.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

3 Legal and regulatory risk

3.1 Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings. Compliance with changed laws or regulations may subject Ericsson to increased costs or reduced products and services demand. Compliance failure as well as required operational changes could have a material adverse impact on our business, financial condition and brand.

The industries in which we operate are subject to laws and regulations. While Ericsson strives for compliance, we cannot assure that violations do not occur. If we fail to or are unable to comply with applicable laws and regulations, we could experience penalties and adverse rulings in enforcement or other proceedings, which could have a material adverse effect on our business, financial condition and reputation.

Further changes in laws or regulations could subject us to liability, increased costs, or reduced products and services demand and have a material adverse effect on our business, financial condition and brand.

Changes to regulations may adversely affect both our customers’ and our own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of our systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect operator spending or force us to develop new products to be able to compete.

Further, we develop many of our products and services based on existing regulations and technical standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect our development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline. Regulatory changes related to e.g. license fees, environment, health and safety, privacy (including the cross-border transfer of personal data for example between the EU and the US), and other regulatory areas may increase costs and restrict our operations or the operations of network operators. Also, indirect impacts of such changes and regulatory changes in other fields, such as pricing regulations, could have an adverse impact on our business even though the specific regulations may not apply directly to our products or us.

90	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

3.2 Pandemics, such as for example the one caused by the novel Coronavirus, COVID-19, could severely impact our local and global operations

Pandemics, such as for example the one caused by the novel Coronavirus, could severely impact our local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as our customers and suppliers, with significant financial and other consequences. As an example, the COVID-19 pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods , as well as having major parts of the workforce working remotely. Although we further strengthen business continuity measures to be able to continue to support our customers’ needs and mitigate any impact to our business, disruptions to the global economy and to the operations and business of our customers, suppliers, and partners could cause disturbances in our operations and may have a material adverse effects on our business and financial position.

3.3 Our substantial international operations are subject to uncertainties which could affect our operating results.

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. We have customers in more than 180 countries, with a significant proportion of our sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.

Our extensive operations are subject to additional risks, including civil disturbances, acts of terrorism, economic and geopolitical instability and conflict, potential misuse of technology leading to human rights violations, pandemics, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, effects from changing climate and difficulty of enforcing agreements and collecting receivables through local legal systems.

Further, in certain markets in which we operate, there is a risk that national governments actively favors or establishes local vendors in their respective markets at the expense of foreign competitors. The implementation of such measures could adversely affect our sales, our market share and our ability to purchase critical components.

We must always comply with applicable export control regulations and sanctions or other trade embargoes in force. The political situation in parts of the world, particularly in the Middle East, remains uncertain and the level of sanctions is still relatively high from a historical perspective and this level could even increase, thus impacting the possibility to operate in these markets. A universal element of these sanctions is the financial restrictions with respect to individuals and legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. During the last years, the global free trade system has been under sustained attack which has increased the risk of states adopting policies and actions that violates WTO agreements. Further there is a risk in many countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, restrictions of imports, or other governmental policies which could limit our operations and decrease our profitability. Furthermore export control regulations, sanctions or other forms of trade restrictions targeting countries in which we are active may result in a reduction of commitment in those countries. As an example, escalation of trade tensions between the US and China has resulted in additional trade restrictions and increased tariffs, which if further negatively developed could harm our ability to compete effectively in

Chinese markets or with Chinese companies. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other inherent risks. Although we seek to comply with all export control and sanctions regulations, there can be no assurance that we are or will be compliant with all relevant regulations at all times. Such potential violations could have material adverse effects on our business, operating results, reputation and brand.

The United Kingdom ceased to be a member state of the European Union on January 31, 2020 commonly referred to as “Brexit,” and the transition period provided for in the withdrawal agreement entered by the United Kingdom and the European Union ended on December 31, 2020. December 24, 2020 an agreement was reached between the EU and the UK for a Trade and Cooperation Agreement covering the general objectives and framework of the relationship between the United Kingdom and the European Union, including as it related to trade, transport, visas, judicial, law enforcement and security matters, and provides for continued participation in community programs and mechanisms for dispute resolution. On December 31, 2020, the United Kingdom passed legislation giving effect to the agreement, with the European Union expected to formally adopt it in early 2021. In spite of this agreement the long-term effects of Brexit are however still not fully known. Effects on Ericsson could include increased supply costs, no long-term solution for data flows and limitations to the free movement of professional staff.

The business operations are complex involving the development, production and delivery of telecom solutions to customers in a very large number of jurisdictions. Each jurisdiction has its own tax legislation and regulations and we therefore face the challenge of complying with the relevant rules in each of these countries. These rules involve income taxes and indirect taxes such as VAT and sales taxes as well as withholding taxes on domestic and cross border payments and social security charges related to our employees. Constant changes of the rules and the interpretation of the legislation also create exposures regarding taxes. This results in complex tax issues and tax disputes that may lead to additional tax payment obligations. Being a global operation, we also face risk of being taxed for the same income in more than one jurisdiction (double taxation). This could have adverse effects on our operating results, reputation and brand.

In certain regional markets, there are trade barriers that limit competition. Should these trade barriers be removed or lowered, competition may increase, which could have material adverse effects on our business and operating results.

There has been a concern reported by some media and others, that certain countries may use features of their telecommunications systems in ways that could result in potential violation of human rights. This may adversely affect the telecommunications business and may have a negative impact for people, our reputation and brand.

3.4 We may be subject to further adverse consequences following our recent resolutions with the United States Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) of the previously disclosed investigations under the FCPA.

We are required to comply with anti-corruption laws in the jurisdictions in which we do business, including the US Foreign Corrupt Practices Act (the “FCPA”). Actions by our employees, or by third party intermediaries acting on our behalf, in violation with these laws, whether carried out in the United States or elsewhere in connection with the conduct of our business may expose us to significant liability for violations of the FCPA or other anti-corruption laws and may have a material adverse effect on our reputation, business, financial condition, results of operations, cash flows, or prospects.

91	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

In December 2019, we announced the resolution of the previously disclosed investigations by the DOJ and SEC regarding the Company’s compliance with the FCPA. The resolution with the DOJ, which relates to conduct in China, Djibouti, Indonesia, Kuwait, and Vietnam, provides for: a three-year deferred prosecution agreement (“DPA”); a fine in the amount of USD 520,650,432; and a guilty plea by our Egyptian subsidiary to criminal charges of violations of the anti-bribery provisions of the FCPA. The resolution with the SEC, which relates to conduct in China, Djibouti, Indonesia, Kuwait, Saudi Arabia, and Vietnam, provides for: consent to the entry of a judgement to resolve civil claims related to allegations of violations of the anti-bribery, books and records, and internal controls provisions of the FCPA; and a financial sanction in the amount of USD 458,380,000, plus prejudgement interest in the amount of USD 81,540,000. We also agreed to the retention of an independent compliance monitor for the term of three years pursuant to the resolutions with both the DOJ and SEC. The DOJ DPA, SEC civil consent, and guilty plea by Ericsson’s Egyptian subsidiary have all received court approval.

Under our DPA with the DOJ, we admitted to the conduct described in the statement of facts attached to the DPA, and the DOJ agreed to defer prosecution of Ericsson for the three-year term of the DPA, after which period the charges will be dismissed with prejudice if we do not violate the terms of the DPA. If the DOJ determines that we have violated the terms of the DPA, the DOJ may in its sole discretion commence prosecution, including for the charged conspiracy to violate the anti-bribery and books and records and internal controls provisions of the FCPA that were included in the information filed in conjunction with the DPA, or extend the term of the DPA for up to one year. In such circumstances, the DOJ would be permitted to rely upon the admissions we made in the DPA and would benefit from our waiver of certain procedural and evidentiary defenses. Under our consent with the SEC, Ericsson is permanently enjoined from violating the anti-bribery and books and records and internal controls provisions of the FCPA. Failure to comply with this injunction could result in the imposition of civil or criminal penalties, a new enforcement action, or both. Any criminal prosecution or civil or criminal penalties imposed as a result of non-compliance with the DPA or consent could have a material adverse effect on our reputation, business, financial condition, result of operations, cash flows, or prospects.

We may also face other potentially negative consequences relating to the investigations by, and settlements with, the DOJ and SEC. Neither the DPA nor the consent prevents the DOJ, SEC or any other authorities from carrying out certain additional investigations with respect to facts not covered in the agreements or in other jurisdictions, or prevents authorities from carrying out certain additional investigations related to these or other matters. It has been reported that Swedish authorities have initiated an investigation into the conduct that was the subject of the FCPA investigation and resulted in the above-mentioned resolution with the DOJ and SEC. Similarly, the resolutions with the DOJ and SEC do not foreclose third party, such as for example competitors, customers or suppliers, or shareholder litigation related to these matters. In addition, there can be no assurance that the remedial measures we have taken and plan to take in the future will be effective or that there will not be a finding of material weakness in our internal controls. Any one or more of the foregoing could have a material adverse effect on our reputation, business financial condition, results of operations, cash flows, or prospects.

Additionally, any ongoing media or governmental interest in the investigations and resolutions or in matters relating thereto could impact the publics’ perception of Ericsson and result in reputational harm and other negative consequences. For example, customers or suppliers may reconsider their relationships with the Company, or governmental and regulatory authorities in the relevant jurisdictions or elsewhere could seek to penalize the Company or place restrictions on its operations or ability to tender. Harm to reputation, or any resulting disruption in customer or supplier relationships, could have a material adverse impact on Ericsson’s business.

3.5 We are involved in lawsuits and investigations which, if determined unfavorably, could require us to pay substantial damages, fines and/or penalties.

In the normal course of our business we are involved in legal proceedings. These proceedings include such matters as commercial disputes, claims regarding intellectual property, antitrust, tax and labor disputes, as well as government inquiries and investigations. Legal proceedings can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular matter could have a material adverse effect on our business, operating results, financial condition and reputation.

As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on our reported results and reputation.

For additional information regarding certain of the inquiries and lawsuits in which we are involved, see “Legal proceedings” in the Board of Directors’ Report.

In addition, we are from time to time and may in the future be subject to additional inquiries, litigation or other proceedings or actions, regulatory or otherwise, arising in relation to the matters described above and related litigation and investigative matters. An unfavorable outcome of any such litigation or regulatory proceeding or action could have a material adverse effect on our business, financial condition and results of operations.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies, which may have material adverse effects on our business, financial condition and results of operations.

3.6 Ericsson may be found non-compliant to privacy regulations and may be subject to regulatory penalties.

The introduction of more stringent privacy regulations with heavy and challenging requirements to implement when it comes to personal data processing as well as stringent regulations on cross-border data transfers by regulators in many countries and markets in which Ericsson operates comes with a risk that Ericsson is found to be non-compliant to privacy legislation, either accidentally, through the actions of third parties, or otherwise, and subject to penalties levied against Ericsson, with the associated dam-age to Ericsson’s brand and reputation. Due to the diverse nature of privacy legislation worldwide, any single incidence of non-compliance by Ericsson may lead to regulatory agencies in various jurisdictions levelling separate penalties or judgments against

92	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

Ericsson. Due to the nature of Ericsson’s business and the amount of personally identifiable information of which Ericsson is the controller or processor, such an event could have far ranging consequences, even if it was caused by a third party outside of the control of Ericsson. This could include large fines, as well as significant damage claims and losing trust from employees, customers and end-users.

4 Internal control risk

4.1 Cybersecurity incidents may have a material adverse effect on our business, operations, financial performance, customer and vendor relationships, reputation and brand, and may introduce the possibility of litigations or regulatory investigations or actions.

Ericsson’s business operations involve areas that are particularly vulnerable to cybersecurity incidents that may impact the confidentiality, availability or integrity of information assets, IT assets, products, services, or solutions. These incidents may include data breaches, intrusions, espionage, data privacy infringements, leakage of confidential or sensitive data, unauthorized or accidental modification of data and general malfeasance. Examples of these areas include, among others, research and development, managed services, cloud solutions, software development, lawful interception, sales, product engineering, IT, finance, operations acquired through M&A activities and HR operations.

Ericsson utilized third-parties to a large extent to whom we have outsourced significant aspects of our IT infrastructure, product development, services, hardware, software, finance and HR operations. Events or incidents that are caused as a result of vulnerabilities in their operations or products supplied to us could have a material adverse effect upon Ericsson, our business, financial performance, reputation and brand, potentially slowing operations, leaking valuable intellectual property, personal data or other sensitive information or damaging our products that have been installed in our customers’ networks.

It is possible that a cybersecurity incident in Ericsson’s operations or supply chain could have an adverse impact on the integrity of solutions or services provided by Ericsson as well as Ericsson’s ability to comply with legal, regulatory or contractual requirements. These incidents may include tampering with components, the inclusion of backdoors or implants, the unintentional inclusion of vulnerabilities in components or software, and cybersecurity incidents which prevent a supplier from being able to fulfil commitments to Ericsson.

Any cybersecurity incident including unintended use, involving our operations, supply chain, product development, services, third-party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on our business, financial performance, customer and vendor relationships, reputation and brand, and may introduce the possibility of litigation or regulatory investigations or actions.

During 2020, Ericsson has undergone company-wide upgrade of its cybersecurity capability, which will continue in future years; this has resulted in additional investments to enhance our cybersecurity capabilities, governance and organization.

Our network systems and storage and other business applications, and the systems, storage and other business applications maintained by our third-party providers, have been in the past, and may be in the future, subject to cyber intrusions, including attempts to gain unauthorized access, breach, malfeasance or other system disruptions. In some cases, it is difficult to anticipate or to detect immediately such incidents and the damage caused thereby. If an actual or perceived breaches of security occurs in our network or any of our third-party providers’

networks, we could incur significant costs and our reputation could be harmed. While we work to safeguard our internal network systems and validate the security of our third-party providers to mitigate these potential risks, including through information security policies and employee awareness and training, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches.

4.2 The presence of vulnerabilities in Ericsson’s products, services or operations, may not be detected during product development and operations, and may be leveraged by a threat actor to cause material harm to Ericsson or Ericsson’s customers.

Products and infrastructure used by Ericsson may contain vulnerabilities that can be leveraged by a threat actor. In some situations, it may be impossible to detect these vulnerabilities due to their location, or due to the fact that they are unknown vulnerabilities, often referred to as “zero day vulnerabilities”. By the very nature of these vulnerabilities it is extremely difficult for Ericsson to guarantee that the products and services provided by Ericsson are free from such vulnerabilities. Likewise, the Infrastructure that Ericsson relies on may also contain undetected or unmitigated vulnerabilities.

4.3 Identities may be compromised, either from the misuse of Ericsson’s identities or accounts, leading to material damage to Ericsson’s products, services or brand.

Identities in Ericsson may be misused or compromised. Due to the nature of Ericsson’s business, authorized parties undertaking normal account activities can be difficult to differentiate from a threat actor’s use of a compromised identity or credential. Ericsson’s identity and access management routines are required to access our customer’s networks, and any limitation of this capability would impact Ericsson’s ability to offer services and products to our customers.

4.4 Threat actors may target specific employees, or other members of Ericsson’s workforce, through technological and non-technological means.

Recent trends have shown that there is a willingness to target end users of technology, rather than enterprises. This has manifested itself in the rise of threats such as ransomware, phishing and other extortion methods. With a diverse workforce of approximately 100,000 employees, Ericsson is susceptible to risks of disruption or information loss resulting from large scale attacks towards our employees, or society at large. This could have a material adverse effect on our business, financial condition, reputation and brand.

5 Environmental, social and governance risk

5.1 Failure to comply with environmental, occupational health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

We are subject to certain environmental, occupational health and safety laws and regulations that affect our operations, facilities, products and services in each of the jurisdictions in which we operate. While we work actively to ensure compliance with material laws, regulations and customer requirements related to the environment, health, and safety (including without limitation occupational health and safety) that apply to us, we can provide no assurance that we have been, are, or will be compliant with these laws, regulations and requirements. If we have failed or fail to comply with these laws, regulations and requirements we could be subject to significant penalties and other sanctions that could

93	Financial report 2020 | Risk factors	Ericsson Annual Report on Form 20-F 2020

have a material adverse effect on our business, operating results, financial condition, reputation and brand. Additionally, there is a risk that we may have to incur expenditures to cover environmental, occupational health and safety-liabilities to maintain compliance with current or future applicable laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and extreme weather events, including potential liabilities. Adverse future events, regulations, or judgments could have a material adverse effect on our business, operating results, financial condition, reputation and brand.

5.2 We may fail to comply with our environmental, social and governance standards, which could negatively affect our business, operating results, financial condition, reputation and brand.

We are subject to environmental, social and governance laws and regulations as well as sustainability and corporate responsibility requirements. Therefore there is a high focus on anti-corruption. To ensure that our operations are conducted in accordance with applicable laws and requirements, our management system includes a Code of Business Ethics, a Code of Conduct for Business Partners and a Sustainability Policy, as well as other Group Policies and Directives to govern our processes and operations.

Ericsson is committed to the UN Global Compact ten principles, the UN Guiding Principles on Business and Human Rights and principles of the World Economic Forum’s Partnering Against Corruption Initiative. However, we cannot fully prevent unintended or unlawful violation of our Code of Business Ethics, corruption, fraud, embezzlement, use of our technology by democratic and non-democratic regimes or violations of anti-trust legislation, trade restrictions and international sanctions or our Code of Conduct for Business Partners in Ericsson or in the supply chain.

There is also an increased demand from external stakeholders, for example non-governmental organizations and investors, on transparency about sustainability and corporate responsibility issues that might be difficult to fulfil.

While we attempt to monitor and audit internally and externally our compliance with the policies and directives as well as our suppliers’ adherence to our Code of Conduct and strive for continuous improvements, we cannot provide any assurances that violations will not occur which could have material adverse effects on our business, operating results, financial condition, reputation, and brand.

5.3 Potential health risks related to radiofrequency electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

The mobile telecommunications industry is subject to claims that mobile devices and other equipment that generate radiofrequency electromagnetic fields may expose individuals to health risks. At present, a substantial number of scientific reviews conducted by various independent research bodies have concluded that radiofrequency electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with currently applicable safety standards and regulations regarding radio frequency electromagnetic fields, we cannot guarantee that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future changed regulatory requirements that may have an adverse effect on our business, operating results, financial condition, reputation and brand.

5.4 Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

In 2012, the US Securities and Exchange Commission (SEC) adopted a rule requiring disclosures of specified minerals (“conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies that file periodic reports with the SEC, whether or not these products or their components are manufactured by third-parties. While we believe that we are able to fulfill these requirements without materially affecting our costs or access to materials we can provide no assurance that there will not be material costs associated with complying with the disclosure requirements. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain of our products. In addition, since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals contained in our products through the due diligence procedures that we implement, which may harm our reputation. We may also encounter challenges if customers require that all of the components of our products be certified as “conflict-free”.

94	Financial report 2020 | Forward-looking statements	Ericsson Annual Report on Form 20-F 2020

Forward-looking statements

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “likely”, “projects”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “ambition”, “seek”, “potential”, “target”, “might”, “continue”, or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described in the section Risk Factors.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this Annual Report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

95	Financial report 2020 | Five-year summary – Financial information	Ericsson Annual Report on Form 20-F 2020

Five-year summary – Financial information

For definitions of certain financial terms used, see Alternative performance measures and Financial terminology.

Five-year summary

	2020	Change	2019	2018	2017	2016
Income statement and cash flow items, SEK million
Net sales 1)	232,390	2%	227,216	210,838	205,378	220,316
Operating expenses 1)	–66,280	—	–64,215	–66,848	–70,563	–60,501
Operating income (loss) 1)	27,808	163%	10,564	1,242	–34,743	5,187
Net income (loss) 1)	17,623	858%	1,840	–6,276	–32,433	1,012
Cash flow from operating activities	28,933	71%	16,873	9,342	9,601	14,010
Year-end position, SEK million
Total assets 1)	271,530	–2%	276,383	268,761	259,882	284,150
Property, plant and equipment	13,383	–3%	13,850	12,849	12,857	16,734
Stockholders’ equity 1)	86,674	5%	82,559	86,978	96,935	134,582
Non-controlling interests	–1,497	—	–681	792	636	675
Per share indicators
Earnings (loss) per share, basic, SEK 1)	5.26	685%	0.67	–1.98	–9.94	0.26
Earnings (loss) per share, diluted, SEK 1)	5.26	685%	0.67	–1.98	–9.94	0.25
Dividends per share, SEK 2)	2.00	33%	1.50	1.00	1.00	1.00
Dividends per share, USD 2)	0.16	0%	0.16	0.11	0.12	0.11
Number of shares outstanding (in millions)
end of period, basic	3,328	0%	3,314	3,297	3,284	3,269
average, basic	3,323	1%	3,306	3,291	3,277	3,263
average, diluted	3,326	0%	3,320	3,318	3,317	3,303
Other information, SEK million
Additions to property, plant and equipment	4,493	–12%	5,118	3,975	3,877	6,129
Depreciations and write-downs/impairments of property, plant and equipment	4,114	4%	3,947	3,843	6,314	4,569
Acquisitions/capitalization/divestments of intangible assets	11,817	—	–13,692	2,315	1,759	5,260
Amortizations and write-downs/impairments of intangible assets	2,126	–18%	2,593	4,475	21,578	4,550
Research and development expenses 1)	39,714	2%	38,815	38,909	37,887	31,631
as percentage of net sales	17.1%	—	17.1%	18.5%	18.4%	14.4%
Inventory turnover days	78	1%	77	70	66	71
Alternative Performance Measures (APMs) 3)
Sales growth adjusted for comparable units and currency	5%	—	4%	1%	—	—
Gross margin 1)	40.3%	—	37.3%	32.3%	23.3%	29.6%
Gross margin excluding restructuring 1)	40.6%	—	37.5%	35.2%	25.9%	31.2%
Operating margin 1)	12.0%	—	4.6%	0.6%	–16.9%	2.4%
Operating margin excluding restructuring 1)	12.5%	—	5.0%	4.4%	–12.8%	5.8%
EBITA margin	12.5%	—	5.1%	1.4%	–8.8%	3.6%
Restructuring charges, SEK million	1,306	64%	798	8,015	8,501	7,567
Free cash flow, SEK million	12,663	107%	6,128	2,968	5,109	254
Free cash flow before M&A, SEK million	22,261	192%	7,633	4,253	4,833	876
Capital employed, SEK million 1)	161,990	–2%	165,273	149,615	155,625	185,666
Return on equity 1)	20.7%	—	2.6%	–7.1%	–28.1%	0.6%
Return on capital employed 1)	17.0%	—	6.7%	0.8%	–20.4%	2.8%
Equity ratio 1)	31.4%	—	29.6%	32.7%	37.5%	47.6%
Capital turnover 1)	1.4	—	1.4	1.4	1.2	1.2
Adjusted working capital, SEK million 1)	45,613	–7%	48,821	52,508	56,439	82,327
Gross cash, SEK million	72,045	0%	72,192	68,996	67,702	57,877
Net cash, SEK million	41,885	21%	34,496	35,871	34,657	31,191
Adjusted earnings (loss) per share, SEK	5.83	445%	1.07	0.27	–3.24	2.39
Statistical data, year-end
Number of employees	100,824	1%	99,417	95,359	100,735	111,464
of which in Sweden	13,173	3%	12,730	12,502	13,864	15,303
Export sales from Sweden, SEK million 1)	132,269	9%	120,822	109,969	87,463	105,552

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”
2)	For 2020, as proposed by the Board of Directors.
3)	A reconciliation to the most directly reconcilable line items in the financial statements for 2020 and five comparison years is available on pages 97–101.

96	Financial report 2020 | Five-year summary – Non-financial information	Ericsson Annual Report on Form 20-F 2020

Five-year summary – Non-financial information

For additional information, see Consolidated non-financial statements and notes.

Five-year summary

	2020	Change	2019		2018		2017		2016
Employees
Employee headcount at year-end	100,824	1%	99,417		95,359		100,735		111,464
Average number of employees	98,589	4%	94,503		97,843		107,369		114,302
Employees who have left the Company	7,839	–29%	11,078		16,630		21,791		18,998
Employees who have joined the Company	9,246	–39%	15,136		11,254		11,062		15,048
Employee diversity by age at year-end (%)
Under 25 years old	3	0%	3		3		4		4
25–35 years old	33	–6%	35		36		37		38
36–45 years old	34	6%	32		32		32		31
46–55 years old	22	0%	22		22		21		20
Over 55 years old	8	0%	8		7		7		6
Female representation (%)
All employees	25	0%	25		23		25		23
Line managers	21	5%	20		20		20		20
Executive Team	20	0%	20		27		36	1)	35
Board of Directors	23	0%	23	1)	23		43	1)	46	1)
Compliance concerns, sensitive business and information security
Total number of reported compliance concerns	933	73%	538		445		412		145
Total number of cases reviewed in the Sensitive business process	828	27%	651		587		846		604
Total number of information security and privacy incidents reported	2,533	–34%	3,840		3,312		3,235		2,525
Occupational health and safety
Number of fatalities – Ericsson employees	0	—	0		0		0		0
Number of fatalities – Supply chain and public	7	–36%	11		14		23		17
Number of major incidents – Ericsson employees	66	–46%	122		83	1)	2)		2)
Number of major incidents – Supply chain and public	36	–37%	57		33		2)		2)
Number of lost-time incidents - Ericsson employees	90	–50%	180		143		2)		2)
Number of lost-time incidents - Supply chain and public	53	–39%	87		61		2)		2)
Responsible management of suppliers
Tier one suppliers risk assessed (%)	99	1%	98		47		—		—
Audited suppliers compliant with the CoC, after follow-up (%) 3)	89	7%	83		86		80		94
Energy consumption (facility energy usage) (GWh)
Electricity	572	–3%	588		634		704		788
of which renewable	390	17%	333		335		357		351
District heating	23	–12%	26		33		33		34
Other energy	33	–34%	50		49		45		60
Energy intensity (GWh/SEK Billion)	2.7	–7%	2.9		3.4		3.8		4.0
Waste and water
Waste generated at facilities (tonnes)	6,916	–37%	11,013		10,217		11,755		13,665
of which recycled (%)	49	11%	44		34		38		37
Product take-back (tonnes)	10,204	21%	8,403		8,380		12,252		14,009
of which recycled or re-used (%)	95	2%	93		93		94		93
Total water consumption (Mm3)	1.5	0%	1.5		1.6		1.8		2.7
Green House Gas Emissions (CO2e) (Ktonne)
Direct emissions – Scope 1	40	–18%	49		54		73		75
Indirect emissions – Scope 2 (Market based)	74	–40%	124		134		156		185
Other indirect emissions – Scope 3	34,159	3%	33,313		32,386		34,321		34,373
of which business travel	17	–85%	114		110		123		154
of which product transport	112	–19%	139		215		129		146
of which employee commuting	30	–50%	60		61		69		73
of which use of sold products	34,000	3%	33,000		32,000		34,000		34,000
Emissions intensity (Ktonnes/Net sales billion SEK)
Scope 1	0.17	–21%	0.22		0.26		0.36		0.34
Scope 2 (Market based)	0.32	–42%	0.55		0.64		0.76		0.84

1)	Nominal discrepancies with previous reporting.
2)	Due to limitations in data availability, reporting on major incidents and lost-time incident broken down on employees and supply chain/public for 2017 and 2016 is not possible.
3)	CoC: Ericsson Code of Conduct for Business Partners.

97	Financial report 2020 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2020

Alternative performance measures

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. This section includes a reconciliation of the APM’s to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

The APMs presented in this report may differ from similarly titled measures used by other companies.

The Company decided to include Gross margin and Operating Margin excluding restructuring charges since the financial performance is sometimes explained excluding restructuring charges.

Cash conversion has been removed as an APM since it is no longer used by the Company. The Company is instead using Free cash flow before M&A to reflect the cash flows generated by the Company.

Adjusted earnings (loss) per share 1)

SEK	2020	2019	2018	2017	2016
Earnings (loss) per share, diluted	5.26	0.67	–1.98	–9.94	0.25
Restructuring charges	0.30	0.18	1.88	1.93	1.59
Amortizations and write-downs of acquired intangibles	0.27	0.22	0.37	4.77	0.55
Adjusted earnings (loss) per share	5.83	1.07	0.27	–3.24	2.39

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Adjusted earnings (loss) per shahre (EPS), diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.	Restructuring charges vary between years. This measurement gives an indication of the performance without restructuring and without the impact of amortizations and write-down of acquired intangible assets from acquired companies.

Adjusted working capital 1)

SEK million	2020	2019	2018	2017	2016
Current assets	149,795	153,914	161,167	153,423	175,097
Current non-interest-bearing provisions and liabilities
Provisions, current	–7,580	–8,244	–10,537	–6,283	–5,374
Contract liabilities	–26,440	–29,041	–29,348	–29,076	–24,930
Trade payables	–31,988	–30,403	–29,883	–26,320	–25,844
Other current liabilities	–38,174	–37,405	–38,891	–35,305	–36,622
Adjusted working capital	45,613	48,821	52,508	56,439	82,327

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Current assets less current non-interest-bearing provisions and liabilities (which include: current provisions, contract liabilities, trade payables and other current liabilities).	Due to the need to optimize cash generation to create value for Ericsson’s shareholders, management focuses on working capital and reducing lead times between orders booked and cash received.

98	Financial report 2020 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2020

Capital employed 1)

SEK million	2020	2019	2018	2017	2016
Total assets	271,530	276,383	268,761	259,882	284,150
Non-interest-bearing provisions and liabilities
Provisions, non-current	2,886	2,679	5,471	3,596	946
Deferred tax liabilities	1,089	1,224	670	901	2,147
Other non-current liabilities	1,383	2,114	4,346	2,776	2,621
Provisions, current	7,580	8,244	10,537	6,283	5,374
Contract liabilities	26,440	29,041	29,348	29,076	24,930
Trade payables	31,988	30,403	29,883	26,320	25,844
Other current liabilities	38,174	37,405	38,891	35,305	36,622
Capital employed	161,990	165,273	149,615	155,625	185,666

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Total assets less non-interest-bearing provisions and liabilities.	Capital employed represents the value of the balance sheet assets that contributes to revenue and profit generation. It is also used in the calculation of return on capital employed.

Capital turnover 1)

SEK million	2020	2019	2018	2017	2016
Net sales	232,390	227,216	210,838	205,378	220,316
Average capital employed
Capital employed at beginning of period	165,273	149,615	155,625	185,666	190,797
Capital employed at end of period	161,990	165,273	149,615	155,625	185,666
Average capital employed	163,632	157,444	152,620	170,646	188,232
Capital turnover (times)	1.4	1.4	1.4	1.2	1.2

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Net sales divided by average capital employed.	Capital turnover indicates how effectively investment capital is used to generate revenues.

EBITA margin 1)

SEK million	2020	2019	2018	2017	2016
Net income (loss)	17,623	1,840	–6,276	–32,433	1,012
Income tax	9,589	6,922	4,813	–3,525	1,882
Financial income and expenses, net	596	1,802	2,705	1,215	2,293
Amortizations and write-downs of acquired intangibles	1,220	1,038	1,662	16,652	2,650
EBITA	29,028	11,602	2,904	–18,091	7,837
Net sales	232,390	227,216	210,838	205,378	220,316
EBITA margin (%)	12.5%	5.1%	1.4%	–8.8%	3.6%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangibles, as a percentage of net sales.	Amortizations and write-downs of intangible assets are normally non-cash items in the annual income statement, EBITA margin % gives an indication of the financial performance without the impact from acquired companies.

Equity ratio 1)

SEK million	2020	2019	2018	2017	2016
Total equity	85,177	81,878	87,770	97,571	135,257
Total assets	271,530	276,383	268,761	259,882	284,150
Equity ratio (%)	31.4%	29.6%	32.7%	37.5%	47.6%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Equity expressed as a percentage of total assets.	An equity ratio above 40% is one of the company’s capital targets. This supports financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

99	Financial report 2020 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2020

Free cash flow and Free cash flow before M&A

SEK million	2020	2019	2018	2017	2016
Cash flow from operating activities	28,933	16,873	9,342	9,601	14,010
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	–4,493	–5,118	–3,975	–3,877	–6,129
Sales of property, plant and equipment	254	744	334	1,016	482
Product development	–817	–1,545	–925	–1,444	–4,483
Other investing activities	801	–331	–523	–463	–3,004
Repayment of lease liabilities	–2,417	–2,990	—	—	—
Free cash flow before M&A	22,261	7,633	4,253	4,833	876
Acquisitions of subsidiaries and other operations	–9,657	–1,753	–1,618	–289	–984
Divestments of subsidiaries and other operations	59	248	333	565	362
Free cash flow	12,663	6,128	2,968	5,109	254

Definition	Reason to use

Free cash flow: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow represents the cash that the Company generates after capital expenditures, other investments, repayment of lease liabilities and acquisitions/divestments of subsidiaries. The Company believes that free cash flow is a good way of reflecting the cash flows generated by the company that can be used to expand the business, pay dividends and reduce debt.

Free cash flow before M&A represents the cash that the Company generates after capital expenditures, other investments and repayment of lease liabilities. The Company believes that free cash flow before M&A is a good way of reflecting the cash flows generated by the Company that can be used to expand the business, invest in subsidiaries, pay dividends and reduce debt.

Gross cash

SEK million	2020	2019	2018	2017	2016
Cash and cash equivalents	43,612	45,079	38,389	35,884	36,966
Interest-bearing securities, current	6,820	6,759	6,625	6,713	13,325
Interest-bearing securities, non-current	21,613	20,354	23,982	25,105	7,586
Gross cash	72,045	72,192	68,996	67,702	57,877

Definition	Reason to use

Cash and cash equivalents plus interest-bearing securities (current and non-current).	Gross cash is showing total available cash and interest-bearing securities and is a parameter for calculating the net cash position.

Gross margin and Gross margin excluding restructuring 1)

SEK million	2020	2019	2018	2017	2016
Gross income	93,724	84,824	68,200	47,927	65,254
Net sales	232,390	227,216	210,838	205,378	220,316
Gross margin (%)	40.3%	37.3%	32.3%	23.3%	29.6%
Restructuring charges included in cost of sales	725	337	5,938	5,242	3,475
Gross income excluding restructuring charges	94,449	85,161	74,138	53,169	68,729
Gross margin excluding restructuring charges (%)	40.6%	37.5%	35.2%	25.9%	31.2%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Reported gross income as a percentage of net sales. Reported gross income excluding restructuring charges as a percentage of net sales.	Gross margin shows the difference between net sales and cost of sales, in percentage of net sales. Gross margin is impacted by several factors such as business mix, service share, price development and cost reductions. Gross margin is an important internal measure and this number is also provided in the income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s business development. The Company’s view is that gross margin excluding restructuring charges gives a fair view of the profitability of the ongoing business.

100	Financial report 2020 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2020

Net cash

SEK million	2020	2019	2018	2017	2016
Cash and cash equivalents	43,612	45,079	38,389	35,884	36,966
+ Interest-bearing securities, current	6,820	6,759	6,625	6,713	13,325
+ Interest-bearing securities, non-current	21,613	20,354	23,982	25,105	7,586
– Borrowings, current	7,942	9,439	2,255	2,545	8,033
– Borrowings, non-current	22,218	28,257	30,870	30,500	18,653
Net cash	41,885	34,496	35,871	34,657	31,191

Definition	Reason to use

Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).	A positive net cash position that is larger than the pension liability is one of the company’s capital targets. This creates financial flexibility and independence to operate and manage variations in working capital needs.

Operating expenses, excluding restructuring charges

SEK million	2020	2019	2018	2017	2016
Operating expenses	–66,280	–64,215	–66,848	–70,563	–60,501
Restructuring charges included in R&D expenses	411	344	1,293	2,307	2,739
Restructuring charges included in selling and administrative expenses	170	117	784	952	1,353
Operating expenses, excluding restructuring charges	–65,699	–63,754	–64,771	–67,304	–56,409

Definition	Reason to use

Reported operating expenses, excluding restructuring charges.	Restructuring charges vary between years and in order to analyse trends in reported expenses overtime, restructuring charges are excluded.

Operating margin and Operating margin excluding restructuring 1)

SEK million	2020	2019	2018	2017	2016
Operating income (loss)	27,808	10,564	1,242	–34,743	5,187
Net sales	232,390	227,216	210,838	205,378	220,316
Operating margin (%)	12.0%	4.6%	0.6%	–16.9%	2.4%
Restructuring charges	1,306	798	8,015	8,501	7,567
Operating income (loss) excluding restructuring charges	29,114	11,362	9,257	–26,242	12,754
Operating margin excluding restructuring charges (%)	12.5%	5.0%	4.4%	–12.8%	5.8%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Reported operating income (loss) as a percentage of net sales. Reported operating income (loss) excluding restructuring charges as a percentage of net sales.	Operating margin shows the operating income in percentage of net sales. Operating margin is a key internal measure as the Company believes that it provides users of the financial statements with a better understanding of the Group’s financial performance both short and long term. The Company’s view is that operating margin excluding restructuring charges gives a fair view of the profitability of the ongoing business.

101	Financial report 2020 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2020

Return on capital employed 1)

SEK million	2020	2019	2018	2017	2016
Operating income (loss)	27,808	10,564	1,242	–34,743	5,187
Average capital employed
Capital employed at beginning of period	165,273	149,615	155,625	185,667	190,797
Capital employed at end of period	161,990	165,273	149,615	155,625	185,666
Average capital employed	163,632	157,444	152,620	170,646	188,232
Return on capital employed (%)	17.0%	6.7%	0.8%	–20.4%	2.8%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

The total of operating income (loss) as a percentage of average capital employed.	Return on capital employed is a measure of the profitability after taking into account the amount of capital used. A higher return on capital employed indicates a more efficient use of capital.

Return on equity 1)

SEK million	2020	2019	2018	2017	2016
Net income (loss) attributable to owners of the Parent Company	17,483	2,223	–6,530	–32,576	833
Average stockholders’ equity
Stockholders’ equity, beginning of period 2)	82,559	86,729	95,952	134,582	142,172
Stockholders’ equity, end of period	86,674	82,559	86,978	96,935	134,582
Average stockholders’ equity	84,617	84,644	91,465	115,759	138,377
Return on equity (%)	20.7%	2.6%	–7.1%	–28.1%	0.6%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.”
2)

For 2019, adjusted opening balance due to implementation of IFRS 16 “Leases,” for 2018, adjusted opening balance due to implementation of IFRS 9 “Financial instruments” and for 2016, adjusted opening balance due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity.	Return on equity is a measure of the profitability in relation to the book value of shareholder equity. Return on equity is a measure of how investments are used to generate earnings growth.

Sales growth adjusted for comparable units and currency

SEK million	2020	2019	2018
Net sales	232,390	227,216	210,838
Acquired/divested business	–1,362	–96	—
Net FX impact	7,796	–10,675	–4,232
Comparable net sales, excluding FX impact	238,824	216,445	206,606
Comparable net sales adjusted for acquired/divested business 1)	227,132	208,130	—
Sales growth adjusted for comparable units and currency (%)	5%	4%	1%

1)	Adjusted for divestment of MediaKind in 2019, acquisition of Kathrein in 2019 and acquisition of Cradlepoint in 2020.

Definition	Reason to use

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named as organic growth.	Ericsson’s presentation currency is SEK while the total revenues are mainly in other currencies. Reported sales growth is dependent on fluctuations in SEK versus other currencies and in addition acquired or divested business can have an impact on reported net sales. Sales growth adjusted for comparable units and currency shows the underlying sales development without these parameters.

102	Financial report 2020 | The Ericsson share	Ericsson Annual Report on Form 20-F 2020

The Ericsson share

Share trading

The Telefonaktiebolaget LM Ericsson (the Parent Company) Class A and Class B shares (Ericsson shares) are listed on Nasdaq Stockholm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2020, approximately 2.3 (1.9) billion Class B shares were traded on Nasdaq Stockholm and approximately 2.2 (1.5) billion ADS were traded in the United States (incl. NASDAQ New York). A total of 4.5 (3.5) billion Ericsson Class B shares were thus traded on the exchanges in Stockholm and in the United States. According to Nasdaq, trading volume in Ericsson shares increased by approximately 20 percent on Nasdaq Stockholm and increased by approximately 44 percent in the United States when compared to 2019.

With the implementation of the Mifid directive in the EU, share trading became heavily fragmented across a large number of venues and trading categories. Trading on MTFs (multilateral trading facilities) and other venues gained market shares from stock exchanges such as Nasdaq Stockholm. In the last few years however, following a series of merger and acquisitions among trading venues, trading has become more concentrated.

According to Nasdaq, trading in Stockholm represented 52 percent of total trading in 2020. Total trading in Ericsson B shares on all venues combined has decreased over the past five years from 7.9 billion shares in 2016 to 6.5 billion shares in 2020. Over the same period, trading of Ericsson ADS in the US has increased from 1.3 billion shares in 2016 to 2.2 billion shares.

The Ericsson share
Share/ADS listings
Nasdaq Stockholm
NASDAQ New York

Share data
Total number of shares in issue	3,334,151,735
of which Class A shares, each carrying one vote 1)	261,755,983
of which Class B shares, each carrying one tenth of one vote 1)	3,072,395,752
Ericsson treasury shares, Class B	6,043,960
Quotient value	SEK 5.00
Market capitalization, December 31, 2020	SEK 326 billion
ICB (Industry Classification Benchmark)	9,500

1)	Both classes of shares have the same rights of participation in the net assets and earnings.

Ticker codes
Nasdaq Stockholm	ERIC A/ERIC B
NASDAQ New York	ERIC
Bloomberg Nasdaq Stockholm	ERICA SS/ERICB SS
Bloomberg Nasdaq	ERIC US
Reuters Nasdaq Stockholm	ERICa.ST/ERICb.ST
Reuters Nasdaq	ERIC.O

Changes in number of shares and capital stock 2016–2020

		Number of shares	Share capital (SEK)
2016	December 31	3,331,151,735	16,655,758,678
2017	May 10, new issue (Class C shares, later converted to Class B-shares) 1)	3,000,000	15,000,000
2017	December 31	3,334,151,735	16,670,758,678
2018	December 31	3,334,151,735	16,670,758,678
2019	December 31	3,334,151,735	16,670,758,678
2020	December 31	3,334,151,735	16,670,758,678

1)

The AGM 2017 resolved to issue 3,000,000 Class C shares for the Long-Term Variable Compensation Program 2017. In accordance with an authorization from the AGM, in the second quarter 2017, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5, totaling MSEK 15, representing less than 0.1% of capital stock, and the acquisition cost was approximately SEK 15.1 million.

Share performance indicators
	2020	2019	2018	20174)	20164)
Earnings (loss) per share, diluted (SEK) 1)	5.26	0.67	–1.98	–9.94	0.25
Adjusted earnings (loss) per share (SEK) 2)	5.83	1.07	0.27	–3.24	2.39
Dividend per share (SEK) 3)	2.00	1.50	1.00	1.00	1.00
Total shareholder return (%)	22	6	47	3	–32
P/E ratio	19	122	n/a	n/a	101

1)	Calculated on average number of shares outstanding, diluted.
2)	EPS, diluted, excluding amortizations and write-downs of acquired intangible assets, and excluding restructuring charges, SEK.

A reconcilation of Alternative performance measures is available on pages 97–101.

3)	For 2020 as proposed by the Board of Directors.
4)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers”.

For definitions of the financial terms used including a description of alternative performance measure, see Glossary and Financial Terminology.

103	Financial report 2020 | The Ericsson share	Ericsson Annual Report on Form 20-F 2020

Share and ADS prices

Principal trading market – Nasdaq Stockholm – share prices

The tables state the high and low share prices for the Class A and Class B shares as reported by Nasdaq Stockholm for the periods indicated. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).

Nasdaq Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

Host market – NASDAQ New York – ADS prices

The tables state the high and low share prices quoted for the ADSs on NASDAQ New York for the periods indicated. The NASDAQ New York quotations represent prices between dealers, not including retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

Share prices on Nasdaq Stockholm

(SEK)	2020	2019	2018	2017	2016
Class A at last day of trading	105.40	85.40	77.40	53.25	53.00
Class A high (Oct 22, 2020)	119.00	96.80	85.20	64.80	80.80
Class A low (Mar 16, 2020)	64.10	74.70	49.05	44.17	45.20
Class B at last day of trading	99.98	81.56	77.92	53.85	53.50
Class B high (Oct 22, 2020)	110.15	96.74	85.66	64.95	83.60
Class B low (Mar 16, 2020)	59.54	74.02	49.04	43.75	43.19
	Source: Nasdaq Stockholm

Share prices on NASDAQ New York

(USD)	2020	2019	2018	2017	2016
ADS at last day of trading	11.95	8.78	8.88	6.68	5.83
ADS high (Nov 9, 2020)	12.20	10.46	9.45	7.47	10.20
ADS low (Mar 16, 2020)	6.15	7.58	6.00	5.52	4.83
	Source: NASDAQ New York

Share prices on Nasdaq Stockholm and NASDAQ New York

	Nasdaq Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS 1)
Period	High	Low	High	Low	High	Low
Annual high and low
2016	80.80	45.20	83.60	43.19	10.20	4.83
2017	64.80	44.17	64.95	43.75	7.47	5.52
2018	85.20	49.05	85.66	49.04	9.45	6.00
2019	96.80	74.70	96.74	74.02	10.45	7.58
2020	119.00	64.10	110.15	59.54	12.61	6.15
Quarterly high and low
2019 First Quarter	92.50	74.70	90.66	74.70	9.89	8.26
2019 Second Quarter	96.80	86.20	96.74	85.46	10.46	9.00
2019 Third Quarter	92.60	75.00	91.24	74.02	9.71	7.58
2019 Fourth Quarter	90.30	75.20	90.48	75.22	9.32	7.64
2020 First Quarter	96.10	64.10	89.22	59.54	9.24	6.15
2020 Second Quarter	100.60	77.40	91.78	77.60	9.88	7.62
2020 Third Quarter	114.80	92.50	105.10	85.40	12.10	9.20
2020 Fourth Quarter	119.00	100.40	110.15	93.42	12.61	10.50
Monthly high and low
August 2020	114.20	109.00	104.85	98.98	12.10	11.30
September 2020	111.80	102.40	102.85	94.52	11.72	10.30
October 2020	119.00	100.40	110.15	93.42	12.52	10.50
November 2020	116.80	106.20	106.40	103.85	12.61	11.14
December 2020	116.00	101.00	106.50	95.90	12.53	11.59
January 2021	120.80	105.40	109.35	96.90	12.25	11.65

1) One ADS = 1 Class B share.	Source: Nasdaq Stockholm and NASDAQ New York.

104	Financial report 2020 | The Ericsson share	Ericsson Annual Report on Form 20-F 2020

Shareholders

As of December 31, 2020, the Parent Company had 424,696 shareholders registered at Euroclear Sweden AB (the Central Securities Depository – CSD), of which 723 holders had a US address. According to information provided by the Company’s depositary bank, Deutsche Bank, there were 376,833,660 ADSs outstanding as of December 31, 2020, and 3,214 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 11, 2021, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 196,494.

According to information known at year-end 2020, approximately 87% of the Class A and Class B shares were owned by institutions, Swedish and international. The major shareholders do not have different voting rights than other shareholders holding the same classes of shares. As far as Ericsson knows, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

The table below shows the total number of shares in the Parent Company owned by the Executive Team and Board members (including Deputy employee representatives) as a group as of December 31, 2020.

The Executive Team and Board members, ownership

	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Team and Board members as a group (30 persons)	1,508	2,681,602	0.08%

For individual holdings, see Corporate Governance Report.

Geographical ownership breakdown of share capital including retail shareholders and treasury shares

Percent of capital

Ownership breakdown by type of owner

Percentage of voting rights

Number of shares 1)

Holding	No. of shareholders	No. of shares A	No. of shares B	Percentage of share capital	Percentage of voting rights	Market value (MSEK)
1–500	342,782	1,447,251	42,781,322	1.33%	1.01%	4,330
501–1,000	37,833	976,213	27,688,871	0.86%	0.66%	2,806
1,001–5,000	36,509	2,721,398	76,310,840	2.37%	1.82%	7,738
5,001–10,000	4,359	1,038,488	30,090,956	0.93%	0.71%	3,048
10,001–15,000	1,140	416,133	13,638,818	0.42%	0.31%	1,376
15,001–20,000	512	314,204	8,807,105	0.27%	0.21%	893
20,001–	1,560	254,842,293	2,872,693,759	93.80%	95.28%	307,350

Total, December 31, 2020 2)	424,696	261,755,983	3,072,395,752	100.00%	100.00%	327,578

1)	Source: Euroclear.
2)	Includes a nominee reporting discrepancy of 384,081 shares.

The following table shows share information as of December 31 2020 with respect to the 15 largest shareholders ranked by voting rights as well as their percentage of voting rights as of December 31 2020, 2019 and 2018.

Largest shareholders December 31, 2020 and percentage of voting rights December 31, 2020, 2019 and 2018

		Of total Class		Of total Class	Of total Class
Identity of person or group 1)	Number of Class A shares	A shares percent	Number of Class B shares	B shares percent	A+B shares percent	2020 Voting rights percent	2019 Voting rights percent	2018 Voting rights percent
Investor AB	115,762,803	44.23	140,341,961	4.57	7.68	22.81	22.53	22.53
AB Industrivärden	86,052,615	32.88	1,000,000	0.03	2.61	15.14	15.14	15.14
Svenska Handelsbankens Pensionsstiftelse	23,430,790	8.95	0	0.00	0.70	4.12	4.12	4.12
Cevian Capital	339,228	0.13	181,408,885	5.90	5.45	3.25	4.99	5.38
AMF Pensionsförsäkring AB	8,560,000	3.27	59,798,213	1.95	2.05	2.56	2.71	2.78
BlackRock Institutional Trust Company, N.A.	0	0.00	133,523,967	4.35	4.00	2.35	2.16	2.11
Swedbank Robur Fonder AB 2)	4,214	0.00	131,582,663	4.28	3.95	2.31	2.33	2.35
PRIMECAP Management Company	0	0.00	123,879,882	4.03	3.72	2.18	2.32	2.34
AFA Försäkring AB	10,723,000	4.10	5,862,596	0.19	0.50	1.99	2.06	1.98
The Vanguard Group, Inc.	0	0.00	80,836,899	2.63	2.42	1.42	1.46	1.58
Livförsäkringsbolaget Skandia, ömsesidigt	4,400,675	1.68	22,386,363	0.73	0.80	1.17	1.18	1.13
Norges Bank Investment Management (NBIM)	65	0.00	58,872,160	1.92	1.77	1.03	1.49	1.22
State Street Global Advisors (US)	0	0.00	54,921,908	1.79	1.65	0.97	1.03	1.10
Handelsbanken Asset Management	7,370	0.00	50,437,868	1.64	1.51	0.89	1.25	1.13
Fidelity Management & Research Company	0	0.00	31,238,957	1.02	0.94	0.55	1.17	0.71
Others	12,475,223	4.77	1,996,303,430	64.98	60.25	37.28	34.05	34.41

Total	261,755,983		3,072,395,752	100	100	100	100	100

1)	Source: Nasdaq
2)

In 2019 Annual report, Folksam’s holdings were included in Swedbank Robur Fonder AB’s holdings for 2019, which is why Swedbank Robur Fonder AB’s holdings were then stated as 3.07% of the voting rights and 5.24% of the number of shares for 2019.

105	Financial report 2020 | The Ericsson share	Ericsson Annual Report on Form 20-F 2020

Share trend

In 2020, Ericsson’s total market capitalization increased by 19.7% to SEK 326 billion, compared to an increase by 4.7% reaching SEK 272 billion in 2019. In 2020, the index, OMX Stockholm, on Nasdaq Stockholm increased by 5.8%, the Nasdaq composite index increased by 43.6 % and the S&P 500 Index increased by 16.3%.

1)  EPS, diluted, excl. restructuring charges, amortizations and write-downs of acquired intangible assets, SEK. A reconciliation of Alternative performance measures is available on pages 97–101.

2)  2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers”.

1)  For 2020 as proposed by the Board of Directors.

106	Financial report 2020 | Shareholder information	Ericsson Annual Report on Form 20-F 2020

Shareholder information

Telefonaktiebolaget LM Ericsson’s Annual General Meeting of shareholders 2021 will be held on Tuesday, March 30, 2021.

Due to the COVID-19 pandemic, the Board of Directors has decided that the Annual General Meeting of shareholders 2021 will be conducted without the physical presence of shareholders, representatives and third parties and that the shareholders are able to exercise their voting rights only by post before the meeting. Information on the resolutions passed at the meeting will be disclosed on Tuesday, March 30, 2021, as soon as the outcome of the postal voting has been finally confirmed.

Registration and notice of attendance

A person who wishes to participate in the Annual General Meeting by postal voting must:

•	be listed as a shareholder in the presentation of the share register prepared by Euroclear Sweden AB concerning the circumstances on Monday, March 22, 2021; and

•	give notice of participation no later than Monday, March 29, 2021, by casting its postal vote in accordance with the instructions under the heading Postal voting below so that the postal voting form is received by Euroclear Sweden AB no later than that day.

Shares registered in the name of a nominee

In order to be entitled to participate in the meeting, a shareholder whose shares are registered in the name of a nominee must, in addition to giving notice of participation in the Annual General Meeting by submitting its postal vote, register its shares in its own name so that the shareholder is listed in the presentation of the share register as of Monday, March 22, 2021. Such registration may be temporary (so-called voting rights registration), and request for such voting rights registration shall be made to the nominee, in accordance with the nominee’s routines, at such a time in advance as decided by the nominee. Voting rights registrations that have been made by the nominee no later than Wednesday, March 24, 2021 will be taken into account in the presentation of the share register.

Postal voting

The Board of Directors has decided that shareholders should be able to exercise their voting rights only by postal voting in accordance with section 22 of the Act (2020:198) on temporary exceptions to facilitate the execution of general meetings in companies and other associations.

A special form must be used for the postal vote. The form for postal voting is available on Ericsson’s website www.ericsson.com. Completed and signed forms for postal voting can be sent by mail to Telefonaktiebolaget LM Ericsson, General Meeting of shareholders, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden, or by e-mail to General-MeetingService@euroclear.com. Completed forms must be received by Euroclear no later than Monday, March 29, 2021. Shareholders who are natural persons may also cast their votes electronically through verification with BankID via the Euroclear Sweden AB’s website https://anmalan.vpc.se/EuroclearProxy. Such electronic votes must be submitted no later than Monday, March 29, 2021.

The shareholders may not provide special instructions or conditions in the postal vote. If so, the entire postal vote is invalid. Further instructions and conditions may be found in the form for postal voting and at https:// anmalan.vpc.se/euroclearproxy.

Proxy

If the shareholder submits its postal vote by proxy, a written and dated power of attorney signed by the shareholder must be attached to the postal voting form. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist; a corresponding document of authority must be submitted). Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Shareholders’ right to receive information

The Board of Directors and the President and CEO shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

A request for such information shall be made in writing to the Company no later than ten days prior to the Annual General Meeting, i.e. no later than Saturday, March 20, 2021, at the address Telefonaktiebolaget LM Ericsson, The Board of Directors Secretariat, SE-164 83 Stockholm, Sweden or by e-mail to board-secretariat@ericsson.com. The questions and responses will be made available on the Company’s website www.ericsson.com and at the Company’s headquarters, Torshamnsgatan 21, SE-164 83 Stockholm, Sweden no later than Thursday, March 25, 2021. The information is also sent to the shareholders who requested it and stated their address.

Dividend

The Board of Directors will propose a dividend for 2020 of SEK 2.00 (1.50) per share to the Annual General Meeting. The dividend is proposed to be paid in two equal installments, SEK 1.00 per share with the record date April 1, 2021, and SEK 1.00 per share with the record date October 1, 2021.

Financial information from Ericsson

2020 Form 20-F for the US market

•	March 25, 2021

Interim reports 2021

•	Q1, April 21, 2021

•	Q2, July 16, 2021

•	Q3, October 22, 2021

•	Q4, January 27, 2022

Annual Report 2021

•	March, 2022

107	Financial report 2020 | Financial terminology	Ericsson Annual Report on Form 20-F 2020

Financial terminology

Adjusted earnings (loss) per share

Earnings (loss) per share (EPS), diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

Adjusted working capital

Current assets less current non-interest-bearing provisions and liabilities (which include current provisions, contract liabilities, trade payables and other current liabilities).

CAPEX

Capital expenditures.

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions; deferred tax liabilities; contract liabilities; other non-current liabilities; current provisions; trade payables and other current liabilities).

Capital turnover

Net sales divided by average capital employed.

Compound annual growth rate (CAGR)

The year-over-year growth rate over a specified period of time.

Days sales outstanding (DSO)

Trade receivables balance at quarter end divided by net sales in the quarter and multiplied by 90 days. If the amount of trade receivables is larger than last quarter’s sales, the excess amount is divided by net sales in the previous quarter and multiplied by 90 days, and total DSO are the 90 days of the most current quarter plus the additional days from the previous quarter.

Earnings (loss) per share (EPS)

Basic earnings (loss) per share: profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period.

Earnings (loss) per share diluted (EPS diluted)

Earnings (loss) per share, using the weighted average number of shares outstanding adjusted for the effects of dilutive potential ordinary shares

EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangible assets as a percentage of net sales.

Equity ratio

Equity expressed as a percentage of total assets.

Free cash flow

Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A

Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities (before M&A).

Gross cash

Cash and cash equivalents plus interest-bearing securities (current and non-current).

Gross margin

Reported gross income as a percentage of net sales.

Inventory turnover days (ITO days)

365 divided by inventory turnover, calculated as total cost of sales divided by the average inventories for the year (net of advances from customers).

Net cash

Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

OCI

Other comprehensive income.

Operating margin

Reported operating income (loss) as a percentage of net sales.

OPEX

Operational expenses.

P/E ratio

The P/E ratio is calculated as the price of a Class B share at last day of trading divided by earnings per basic share.

Payable days

The average balance of trade payables at the beginning and at the end of the year divided by cost of sales for the year, and multiplied by 365 days.

Return on capital employed

The total of operating income (loss) as a percentage of average capital employed (based on the amounts at January 1 and December 31).

Return on equity

Net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity (based on the amounts at January 1 and December 31).

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named as organic growth.

SG&A

Selling, General & Administrative operating expenses.

Total shareholder return (TSR)

The increase or decrease in Class B share price during the period, including dividend, expressed as a percentage of the share price at the start of the period.

Value at Risk (VaR)

A statistical method for calculating the maximum potential loss that may occur with a given confidence level over a given time period.

Exchange rates

Exchange rates in consolidation

	January–December
	2020	2019
SEK/EUR
Average rate 1)	10.46	10.56
Closing rate	10.06	10.43
SEK/USD
Average rate 1)	9.14	9.41
Closing rate	8.19	9.32

1)	Average for the year for disclosure purpose only. Period income and expenses for each income statement are translated at period average exchange rates.

108	Financial report 2020 | Glossary	Ericsson Annual Report on Form 20-F 2020

Glossary

2G

Second generation of mobile systems (the first digital generation). Includes GSM, TDMA, PDC and cdmaOne.

3G

Third generation mobile systems. Includes WCDMA/HSPA, CDMA2000 and TD-SCDMA.

4G

Forth generation mobile systems, also known as LTE.

4K video streaming

A horizontal display resolution of approximately 4,000 pixels used in television and consumer media.

5G

The fifth generation of mobile systems. An evolution of 4G/LTE.

BSS

Business Support Systems, the IT-systems that a service provider uses to run its business operations towards customers. Together with operations support systems (OSS), they are used to support various services for both business processes and the network end-to-end.

Cloud

When data and applications reside in accessible data centers.

CO2e

The amount of a particular greenhouse gas, expressed as the amount of carbon dioxide that gives the same greenhouse effect.

Core network

The mobile network’s core part, which offers numerous services to the end users who are interconnected by the access network. Its key function is to direct voice calls and route data traffic.

COVID-19

The disease caused by the coronavirus (SARS-CoV-2).

COVID-19 pandemic

The global spread of the disease caused by the coronavirus (SARS-CoV-2).

ICT

Information and Communication Technology.

IoT

Internet of things, interconnection of computing things enabling them to send and receive data.

IP

Internet Protocol. Defines how information travels between network elements across the internet.

IPR

Intellectual Property Rights, or specifically patents.

LTE

Long-Term Evolution. 4G; the evolutionary step of mobile technology beyond 3G HSPA, allowing data rate above 100 Mbps.

Managed services

Management of operator networks and/or hosting of their services.

Mobile broadband

Wireless high-speed internet access using the HSPA, LTE, CDMA2000EV-DO and 5G technologies.

NFV

Network Functions Virtualization. Software implementation of network functions that can be deployed in virtualized infrastructure, offering efficient orchestration, automation and scalability.

OSS

Operations Support Systems, IT-systems used by service providers to manage their networks. They support management functions such as network inventory, service provisioning, network configuration and fault management. Together with Business Support Systems (BSS), they are used to support various services for both business processes and the network end-to-end.

RAN

Radio Access Network, consists of a large number radio base stations that handsets and devices can connect to.

The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

About Ericsson Ericsson provides high-performing solutions to enable its customers to capture the full value of connectivity. The Company supplies communication infrastructure, services and software to the telecom industry and other sectors. Ericsson has approximately 100,000 employees and serves customers in more than 180 countries. Ericsson is listed on Nasdaq Stockholm and the Ericsson ADS trade on NASDAQ New York. The Company’s headquarters are located in Stockholm, Sweden. It all started in a mechanical workshop in Stockholm in 1876 where Lars Magnus Ericsson designed telephones and his wife Hilda manufactured them by winding copper wire coils. With 5G now a commercial reality, we continue to invest to strengthen our 5G leadership. Our portfolio is designed to help our customers digitalize and to increase efficiency in an intelligent and sustainable way, while finding new revenue streams. Telefonaktiebolaget LM Ericsson SE-164 83 Stockholm, Sweden Telephone +46 10 719 00 00 EN/LZT 138 2297/1 www.ericsson.com © Telefonaktiebolaget LM Ericsson 2021

Corporate Governance report

Part of Ericsson Annual Report 2020

Annual Report 2020

Financial report

Corporate Governance report

Remuneration report

ericsson.com

Corporate Governance report Part of Ericsson Annual Report 2020

Contents

Corporate Governance report 2020
Regulation and compliance	2
Governance structure	4
General Meetings of shareholders	5
Nomination Committee	6
Board of Directors	6
Committees of the Board of Directors	9
Remuneration to Board members	11
Members of the Board of Directors	12
Management	16
Members of the Executive Team	20
Auditor	24
Internal control over financial reporting	24

This Corporate governance report is rendered as a separate report added to the Annual Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code.

The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act.

A report from the auditor is appended hereto.

1	Corporate Governance report 2020	Ericsson Annual Report on Form 20-F 2020

Corporate Governance report 2020

Corporate governance describes how rights and responsibilities are distributed among corporate bodies according to applicable laws, rules and internal processes. Corporate governance also defines the decision-making systems and structures through which owners directly or indirectly control a company.

“One of the top priorities for the Board is to oversee the Company’s continued strengthening of its Ethics and Compliance program to ensure that the Company lives up to high standards, with our Code of Business Ethics providing an important framework.

The Board views the Company’s ongoing initiatives to continuously foster a ‘speak-up’ culture as critical to succeeding with this work and supports the Company’s ongoing cultural transformation program, Ericsson on the Move, aimed at fostering a culture based on integrity and fact-based decision making.”

Ronnie Leten

Chair of the Board

2	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Ericsson’s core values

Our core values are the foundation of our culture. They guide us in our daily work, in how we relate to each other and the world around us and in the way we do business.

The Code of Business Ethics and the Code of Conduct for Business Partners can be found on Ericsson’s website.

Ericsson on the Move

Ericsson on the Move is a cross- organizational journey that involves all employees and aims at strengthening our culture in five focus areas:

•	Cooperation and collaboration,

•	Fact-based and courageous decisions,

•	Executing speedily,

•	Empathy and humanness, and

•	A speak-up environment;

enabling us to write our next chapter of our Ericsson story together.

Strengthening our behaviors in these focus areas will support our company transformation in which change is a constant state, enable the role modelling of our ethical and responsible business practices, bring our People Story to life and create a thriving environment for our employees to take Ericsson into the future. The behaviors are closely connected to Ericsson’s core values, which describe the moral principles that guide us in how we demonstrate these five focus areas.

Regulation and compliance

External rules

As a Swedish public limited liability company with securities quoted on Nasdaq Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. Some relevant external rules applicable to Ericsson’s governance include:

•	The Swedish Companies Act

•	Applicable EU regulations

•	Nordic Main Market Rulebook for Issuers of Shares, Nasdaq Nordic

•	The Swedish Corporate Governance Code (the “Code”)

•	NASDAQ Stock Market Rules, including applicable NASDAQ New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)

•	Applicable requirements of the US Securities and Exchange Commission (SEC).

Internal rules

In addition, to ensure compliance with legal and regulatory requirements and the high standards that Ericsson has set, Ericsson has adopted internal rules that include:

•	A Code of Business Ethics

•	Group Steering Documents, including Group policies and directives, instructions and business processes for approval, control and risk management

•	A Code of Conduct for Business Partners.

The articles of association and the work procedure for the Board of Directors also include internal corporate governance rules.

Sustainability and corporate responsibility governance

Ericsson’s approach to sustainability and corporate responsibility is an integral part of the Company’s strategy and culture and is embedded across its operations to drive business transformation and create value for stakeholders.

Ericsson’s approach to sustainability and corporate responsibility is integrated into the business operations and its environmental, social and economic performance is regularly measured, assessed and externally assured. A dedicated Sustainability & Corporate Responsibility unit belonging to Group Function Marketing and Corporate Relations is accountable for developing and implementing strategies, policies, directives, targets, processes and tools related to sustainability and corporate responsibility.

The Board of Directors oversee the Company’s sustainability and corporate responsibility strategy and risk and performance is reported annually to the Board, or more often as needed.

Compliance with regulations

Compliance with the Swedish Corporate Governance Code

The Code is based on the principle of “comply or explain” and is published on the website of the Swedish Corporate Governance Board, which administers the Code: www.corporategovernanceboard.se.

Ericsson does not report any deviations from the rules of the Code in 2020.

Compliance with applicable stock exchange rules

There has been no infringement by Ericsson of applicable stock exchange rules and no breach of good practice on the securities market reported by the disciplinary committee of Nasdaq Stockholm or the Swedish Securities Council in 2020.

3	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

FCPA Compliance Monitor

In 2019, Ericsson announced the resolution of investigations by the US Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) regarding the Company’s compliance with the US Foreign Corrupt Practices Act (FCPA). As part of the settlement, Ericsson has agreed to engage an independent compliance monitor for a period of three years while the Company continues to undertake significant reforms to strengthen its Ethics & Compliance program. In 2020, the three-year period for the monitorship commenced by the appointment of Dr. Andreas Pohlmann of the firm Pohlmann & Company – Compliance and Governance Advisory LLP as Ericsson’s monitor. The monitor’s main responsibilities include reviewing Ericsson’s compliance with the terms of the settlement and evaluating the Company’s progress in implementing and operating its enhanced compliance program and accompanying controls as well as providing recommendations for improvements.

Code of Business Ethics

Ericsson’s Code of Business Ethics summarizes fundamental policies and directives and contains rules to ensure that the business is conducted with a strong sense of integrity. It reflects the Company’s commitment to all internationally recognized human rights, including those outlined in the International Bill of Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work as well as the United Nations Guiding Principles on Business and Human Rights.

The Code of Business Ethics is applicable to all individuals performing work for Ericsson (including the Board of Directors and the President and CEO) and has been translated into several languages to ensure that it is understood by Ericsson’s workforce. Everyone working for the Company has an individual responsibility to ensure that business practices adhere to the Code of Business Ethics.

The Company reviews and updates the Code of Business Ethics’ content on a regular basis and periodically runs an acknowledgment process to ensure that everyone performing work for Ericsson has read and understood it. Upon recruitment, new employees are asked to acknowledge the code.

4	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Shareholders

Source: Nasdaq

Governance structure

Shareholders may exercise their decision-making rights in Telefonaktiebolaget LM Ericsson (the “Parent Company”) at General Meetings of shareholders.

A Nomination Committee is appointed each year by the major shareholders in accordance with the Instruction for the Nomination Committee adopted by the Annual General Meeting of shareholders. The tasks of the Nomination Committee include the proposal of Board members and external auditor for election by the Annual General Meeting of shareholders and proposal of Board member and auditor remuneration.

In addition to the Board members elected by shareholders, the Board of Directors consists of employee representatives and their deputies who the unions have the right to appoint under Swedish law. The Board of Directors is ultimately responsible for the strategy and the organization of Ericsson and the management of its operations.

The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day management of Ericsson in accordance with guidelines issued by the Board. The President and CEO is supported by the Executive Team.

The external auditor of Ericsson is elected by the shareholders at the General Meeting of shareholders.

Ownership structure

As of December 31, 2020, the Parent Company had 424,696 registered shareholders, of which 412,285 were resident or located in Sweden (according to the share register kept by Euroclear Sweden AB). Swedish institutions held approximately 59.81% of the votes. The largest shareholders as of December 31, 2020 were Investor AB with approximately 22.81% of the votes

(7.68% of the shares) and AB Industrivärden (together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening), with approximately 19.26% of the votes (3.31% of the shares) and Cevian Capital with 3.25% of the votes (5.45% of the shares).

During 2020, Cevian Capital’s holding in the Company has reduced to 3.25% of the votes (5.45% of the shares) from the previous 4.99% of the votes (8.43% of the shares) by the end of 2019.

A significant number of the shares held by foreign investors are nominee-registered, i.e. held of record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

More information on Ericsson’s shareholders can be found in the chapter “The Ericsson share” in the Financial Report.

Shares and voting rights

The share capital of the Parent Company consists of two classes of shares listed on Nasdaq Stockholm: A and B shares. Each Class A share carries one vote and each Class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights to dividends.

The Parent Company may also issue Class C shares, which are converted into Class B shares to create treasury stock to finance and hedge long-term variable compensation programs resolved by the General Meeting of shareholders.

In the US, the Ericsson Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents one Class B share.

Governance Structure

5	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

The members of the Board of Directors and the Executive Team have the same voting rights on shares as other shareholders holding the same class of shares.

General Meetings of shareholders

Decision-making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:

•	Amendment of the Articles of Association

•	Resolution to transfer treasury stock to employees participating in long-term variable compensation programs.

The Annual General Meeting of shareholders

The Annual General Meeting of shareholders (AGM) is held in Stockholm. The date and venue for the meeting are announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report in the preceding year.

Shareholders who cannot participate in person may be represented by proxy. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote must request to be entered into the share register by the record date for the AGM.

The AGM is held in Swedish and is simultaneously translated into English.

Documentation provided by the Company is available in both Swedish and English.

The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the majority of the members of the Board of Directors and the Executive Team is present to answer such questions.

The external auditor is present at the AGM.

Ericsson’s AGM 2020

Including shareholders represented by proxy, 1,652 shareholders were represented at the AGM held on March 31 , 2020, representing approximately 70% of the votes.

Due to the risks relating to the COVID-19 pandemic and local rules limiting the maximum number of attendees at public events to no more than 50 persons, Ericsson took a number of precautionary measures in relation to its AGM 2020 to ensure the health and safety of shareholders, employees and other stakeholders. Due to the circumstances, 42 attendees attended the AGM in person, and the President and CEO, the Chair of the Board and the Chief Legal Officer and secretary of the Board were available via link. One of the Deputy Chairs of the Board, one Executive Vice President, the Chief Financial Officer, the auditor in charge and a representative from the Nomination Committee were present at the meeting in person. A quorate Board of Directors was also ready to be convened via link if needed. In order to make the AGM available to as many of the Company’s shareholders as possible, the AGM was made available at the Ericsson website via live webcast, and pre-recorded speeches by the President and CEO, the Chair of the Board of Directors and the Chief Compliance Officer were made available at the Ericsson website before the AGM. In addition, Euroclear Sweden AB offered, at no cost, a possibility for shareholders (individuals) to appoint a proxy designated by Euroclear Sweden to vote in accordance with the shareholder’s instructions. At the meeting, no refreshments were served and the cloakrooms were closed.

Decisions of the AGM 2020 included:

•	Payment of a dividend of SEK 1.50 per share in two instalments

•	Re-election of Ronnie Leten as Chair of the Board of Directors

•	Re-election of other members of the Board of Directors: Jon Fredrik Baksaas, Jan Carlson, Eric A. Elzvik, Nora Denzel, Börje Ekholm, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg

•	Approval of Board of Directors’ fees, in accordance with the Nomination Committee’s revised proposal:

•	Chair: SEK 4,075,000 (unchanged)

•	Other non-employee Board members: SEK 1,020,000 each (unchanged)

•	Chair of the Audit and Compliance Committee: SEK 400,000 (unchanged)

•	Other non-employee members of the Audit and Compliance Committee: SEK 250,000 each (unchanged)

•	Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee: SEK 175,000 each (unchanged)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Election of Deloitte AB as new auditor for the period up until the end of the AGM 2021

•	Approval of Guidelines for remuneration to Group management

•	Implementation of a Long-Term Variable Compensation Program 2020 (LTV 2020) for the Executive Team.

The minutes from the AGM 2020 are available on Ericsson’s website.

Contact the Board of Directors Telefonaktiebolaget LM Ericsson The Board of Directors Secretariat SE-164 83 Stockholm Sweden boardsecretariat@ericsson.com	Annual General Meeting 2021 Ericsson’s AGM 2021 will take place on March 30, 2021. Further information is available on Ericsson’s website.

6	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Nomination Committee

The AGM has adopted an Instruction for the Nomination Committee that includes the tasks of the Nomination Committee and the procedures for appointing its members. The Instruction applies until the General Meeting of shareholders resolves otherwise. Under the Instruction, the Nomination Committee shall consist of:

•	Representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held, and

•	The Chair of the Board of Directors.

The Committee may also include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31 of each year. No fees are paid to the members of the Nomination Committee.

Members of the Nomination Committee

The current Nomination Committee members are:

•	Johan Forssell (Investor AB), Chair of the Nomination Committee

•	Karl Åberg (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse)

•	Jonas Synnergren (Cevian Capital Partners Limited)

•	Anders Oscarsson (AMF – Försäkring och Fonder)

•	Ronnie Leten (the Chair of the Board of Directors).

The tasks of the Nomination Committee

The main task of the Nomination Committee is to propose Board members for election by the AGM. As member of the Nomination Committee, the Chair of the Board of Directors fulfills an important role to inform the Committee of the Company’s strategy and future challenges. Such insights are necessary for the Committee to be able to assess the competence and experience that is required by the Board. In addition, the Committee must consider independence rules applicable to the Board of Directors and its committees.

The Nomination Committee also makes the following proposals, for resolution by the AGM:

•	remuneration to non-employee Directors elected by the AGM and remuneration to the auditor

•	election of auditor, whereby candidates are selected in cooperation with the Audit and Compliance Committee of the Board

•	election of Chair at the AGM

•	changes to the Instruction for the Nomination Committee (if any).

Work of the Nomination Committee for the AGM 2021

The Nomination Committee started its work by going through a checklist of its duties under the Code and the Instruction for the Nomination Committee and by setting a time plan for its work ahead. The complete proposals of the Nomination Committee are presented in connection with the notice convening the AGM 2021.

A good understanding of Ericsson’s business and strategy is important for the Nomination Committee. Therefore, the Chair of the Board presented his views to the Committee on the Company’s strategy and challenges. The Committee also met with Ericsson’s President and CEO, Börje Ekholm, who presented his views in this respect.

The Committee has analyzed the needs of competencies in the Board and has been informed of the results of the Board work evaluation led by the Chair of the Board. On this basis the Nomination Committee has assessed the competence and experience required by Ericsson’s Board members and the need for improvement of the composition of the Board in terms of diversity in age, gender and cultural/geographic background. The Nomination Committee has applied the Swedish Corporate Governance Code, section 4.1, as diversity policy. The Nomination Committee aims to propose a composition of Board members with complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee searches for potential Board member candidates both with a long-term and a short-term perspective and always focuses on diversity to ensure that the Board is provided with different perspectives into the Board work and considerations. The Nomination Committee also considers the need for renewal and carefully assesses whether the proposed Directors have the capability to devote necessary time and care to the Board work.

In 2020, the Committee met with the Chair of the Audit and Compliance Committee to acquaint itself with the assessments made by the Company and the Audit and Compliance Committee of the quality and efficiency of external auditor work. The Audit and Compliance Committee also provided its recommendations on external auditor and audit fees.

As of February 23, 2021, the Nomination Committee has held five meetings.

Board of Directors

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of Ericsson’s operations. The Board appoints the President and CEO who is responsible for managing the day-to-day operations in accordance with guidelines from the Board. The President and CEO ensures that the Board is updated regularly on issues of importance to Ericsson. This includes updates on business development, results, financial position and liquidity.

Directors serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.

The President and CEO may be elected a Director of the Board but may not be elected Chair of the Board under the Swedish Companies Act.

Conflicts of interest

Ericsson maintains rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third-party or legal entity in which the Board member has an interest that may be contrary to the interests of Ericsson.

Contact the Nomination Committee Telefonaktiebolaget LM Ericsson The Nomination Committee c/o The Board of Directors Secretariat SE-164 83 Stockholm Sweden nomination.committee@ericsson.com

Proposals to the Nomination Committee

Shareholders may submit proposals to the Nomination Committee at any time but should do so in due time before the AGM to ensure that the proposals can be considered by the Committee. Further information is available on Ericsson’s website.

7	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

The Audit and Compliance Committee oversees the procedures for related-party transactions. The Committee has also implemented a pre-approval process for non-audit services carried out by the external auditor.

Composition of the Board of Directors and diversity

The current Board of Directors consists of ten Directors elected by the shareholders at the AGM 2020 for the period until the close of the AGM 2021. The Board of Directors also consists of three employee representatives, each with a deputy, appointed by the trade unions for the same period of time.

The Nomination Committee advised before the AGM 2020 that the Nomination Committee had applied the Swedish Corporate Governance Code, section 4.1, as diversity policy with the aim to propose a composition of Board members with complementing experiences and competencies that is diverse also in terms of age, gender and cultural/geographical background. The current Board composition is the result of the work of the Nomination Committee prior to the AGM 2020. The Board consists of Board members with experiences from different cultural/geographic areas, competencies from different industry sectors and, excluding the President and CEO, 33% of the shareholder elected Board members are women.

Work procedure

In accordance with the Swedish Companies Act, the Board of Directors has adopted a work procedure and Committee charters outlining rules for the distribution of tasks among the Board, its Committees and the

President and CEO. This complements the rules in the Swedish Companies Act and in the Articles of Association of the Company. The work procedure and the Committee charters are reviewed, evaluated and amended by the Board as required or appropriate, and are adopted by the Board at least once a year.

Independence

The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable US securities laws, SEC rules and the NASDAQ Stock Market Rules. Ericsson can rely on exemptions from certain US and SEC requirements and may decide to follow Swedish practices in lieu of the NASDAQ Stock Market independence rules.

The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2020 that, for purposes of the Code, at least six of the nominated Directors were independent from Ericsson, its senior management and its major shareholders. These were Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Kurt Jofs and Kristin S. Rinne.

At Board meetings where the Board members meet in person, a non-executive session is normally held without Ericsson management present.

Structure of the work of the Board of Directors

The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda.

As the Board is responsible for financial oversight, financial information is presented and evaluated at Board meetings. Furthermore, the Chair of each Committee, reports on Committee work at Board meetings and minutes from the Committee meetings are made available to all Directors.

At Board meetings, the President and CEO reports on business and market developments as well as on the financial performance of the Group. Strategic issues and risks are also addressed at most Board meetings. The Board is regularly informed of developments in legal and regulatory matters of importance. Board and Committee meetings may, as appropriate, be held by way of telephone or video conference, and resolutions may be taken per capsulam (unanimous written consent). Such resolutions are accounted for as Board/Committee meetings. During 2020, most of the Board meetings have been held by way of video conference due to the COVID-19 pandemic.

The 2020 annual work cycle of the Board

•	Fourth-quarter and full-year financial results meeting

Following the end of the calendar year, the Board held a meeting which focused on the financial results of the entire year 2019 and handled the fourth-quarter financial report.

•	Board meeting (incl. statutory matters)

A Board meeting was held in connection with the AGM 2020. Members of each of the Board Committees were appointed and the Board resolved on signatory powers.

•	First interim report meeting

At the first interim report meeting, the Board addressed the interim financial report for the first quarter of the year.

The Board’s annual work cycle 2020

The annual cycle applied to the Board’s work allows the Board to appropriately address its duties during the year. It also facilitates the organization in aligning its global processes to allow appropriate Board involvement.

8	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

•	Strategy meeting

A Board meeting was held to address particular strategic matters in further detail.

•	Second interim report meeting

At the second interim report meeting, the Board addressed the interim financial report for the second quarter of the year.

•	Strategy meeting

A Board meeting was held, in essence dedicated to short-term and long-term strategies of the Group, including deep-dives into the business area strategies.

•	Third interim report meeting

At the third interim report meeting, the Board addressed the interim financial report for the third quarter of the year and the financial outlook.

•	Financial targets meeting

A Board meeting was held, e.g. for the Board to address the financial targets. At this meeting, the results of the Board evaluation were presented to and discussed by the Board.

Training

New Directors receive training tailored to their individual needs. Introductory training typically includes meetings with heads of business areas and Group functions, as well as training required by Nasdaq Stockholm on listing issues and insider rules.

The Board’s strategy discussions are usually combined with deep dives into issues of importance for the Ericsson Group, including business area and market area deep dives. Directors’ knowledge in these fields is crucial to allow well-founded Board resolutions, and to ensure that the Company takes due advantage of the different competencies of the Directors.

Auditor involvement

At the AGM 2020, Deloitte AB was elected new external auditor, replacing PricewaterhouseCoopers AB. Extensive time and effort has been spent to provide the new auditor with a thorough introduction to Ericsson.

The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor provides reports to management on the accounting and financial reporting of the Group.

The Audit and Compliance Committee also meets regularly with the auditor to receive and consider observations on the interim reports and the Annual Report. The auditor reports on whether the accounts, the management of funds and the general financial position of the Group are presented fairly in all material respects.

In addition, the Board reviews and assesses the process for financial reporting, as described on page 24 under Internal control over financial reporting. Combined with other steps taken internally, the Board’s and the auditor’s review of the interim and annual reports are deemed to give reasonable assurance of the effectiveness of the internal controls over financial reporting.

Work of the Board of Directors in 2020

In 2020, 13 Board meetings were held. For attendance at Board meetings, see the table on page 11. In addition to the Board meetings held as a part of the annual work cycle of the Board, the Board receives information updates, in writing or in telephone meetings, as deemed appropriate.

Business strategy, Ethics and Compliance, geopolitics and cyber security, are among the matters that have been in focus within the Board during the year. Compliance, strategy and risk management are always high on the Board’s agenda as well as sustainability and corporate responsibility, which are integrated into the business strategy. The Board continuously monitors the international developments and their possible impact on Ericsson.

Board work evaluation

A key objective of the Board work evaluation is to ensure that the Board work is functioning well. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board and whether the Board composition is appropriate. The evaluation also serves as guidance for the work of the Nomination Committee.

Each year, the Chair of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions. The services of an external corporate advisory firm have been retained by the Company to assist in developing questionnaires, carrying out surveys and summarizing responses.

In 2020, Directors responded to a written questionnaire covering the Board work in general as well as the work of the Chair of the Board, the Audit and Compliance Committee, the Finance Committee, the Remuneration Committee and the Technology and Science Committee. In addition, each Director responded to a questionnaire on the Director’s individual performance. As part of the evaluation process, the Chair of the Board also had individual discussions with each of the Directors. The results from the evaluations were presented to the Board and were thoroughly discussed. The Nomination Committee was informed of the results of the Board work evaluation.

Organization of the Board work

Number of Committee members as of December 31, 2020

9	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Committees of the Board of Directors

The Board of Directors currently has established four Committees: the Audit and Compliance Committee, the Finance Committee, the Remuneration Committee and the Technology and Science Committee. Members of each Committee are appointed for one year from amongst the Board members.

The main task of the Committees is to prepare matters for resolution by the Board. However, the Board has authorized each Committee to determine and handle certain issues in limited areas. It may also on occasion provide extended authorization for the Committees to determine specific matters. If deemed appropriate, the Board of Directors and each Committee have the right to engage independent external expertise, either in general or with respect to specific matters.

The minutes from the Committee meetings are made available to all Directors and the Chair of the Committee reports on the work of the Committee at Board meetings.

Audit and Compliance Committee

On behalf of the Board, the Audit and Compliance Committee monitors the following:

•	The scope and accuracy of the financial statements

•	Compliance with material legal and regulatory requirements

•	Internal control over financial reporting

•	Risk management

•	The effectiveness and appropriateness of the Group’s anti-bribery and corruption program.

The Audit and Compliance Committee also reviews the annual and interim financial reports and oversees the external audit process. In order to ensure the auditor’s independence, there are pre-approval policies and procedures in place for audit and non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management.

The Audit and Compliance Committee itself does not perform audit work. The Head of Ericsson’s internal audit function reports directly to the Audit and Compliance Committee.

Ericsson’s external auditor is elected by the shareholders at the AGM. The Committee is involved in the preparatory work for the Nomination Committee to propose external auditor for election at the AGM. It also monitors the ongoing performance and independence of the auditor with the aim to avoid conflicts of interest.

The Audit and Compliance Committee regularly receives reporting on compliance related matters, from the Chief Legal Officer, the Chief Compliance Officer and the Head of Corporate Investigations. The Chief Legal Officer has a direct reporting line to the Audit and Compliance Committee of compliance related matters, and the Chief Compliance Officer and the Head of Corporate Investigations have an extraordinary reporting line to the Committee in the event they are impeded or obstructed in fulfilling their duties.

The Audit and Compliance Committee also oversees Ericsson’s process for reviewing transactions with related parties and Ericsson’s whistle-blower procedures.

On an annual basis, the Audit and Compliance Committee receives training on topics of special relevance to the Committee, within areas such as finance, legal, and cyber security.

Reporting Compliance Concerns

Ericsson provides employees and other external stakeholders a dedicated communication channel for reporting compliance concerns.

Ericsson Compliance Line is operated by a third party and it is available 24/7, 365 days per year, enabling people to report from multiple countries and in many languages. Employees and external stakeholders are encouraged to report conduct that could violate the law, the Ericsson Code of Business Ethics or the Ericsson Code of Conduct for Business Partners. Such conduct may relate to corruption, fraud, questionable accounting, deficiencies in the internal controls, auditing, environmental, occupational health and safety, human right matters, workplace respect and fairness or other matters that could constitute a breach of law, or that could harm the sustainability, or reputation of Ericsson, its employees and shareholders.

Ericsson’s Allegation Management Office is responsible for the intake and assessment of an allegation or report of a potential compliance violation. Corporate Investigations is responsible for conducting the Group relevant investigations, for oversight of investigations that it delegates to other Ericsson units (e.g., Security, People) or to external third-party investigators and for setting the standards and principles that apply to all investigations at Ericsson. Group relevant allegations reported through the Ericsson Compliance Line and other channels are reported to the Audit and Compliance Committee.

Members of the Audit and Compliance Committee

The Audit and Compliance Committee consists of four Board members appointed by the Board in connection with the AGM 2020: Eric A. Elzvik (Chair), Jan Carlson, Kurt Jofs, and Torbjörn Nyman (employee representative). The Board has appointed shareholder elected Board members with CFO or CEO experience to the Committee.

Members of the Committees as of December 31, 2020

10	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

The composition of the Audit and Compliance Committee meets all applicable independence requirements, including the conditions for reliance on an exemption for employee representatives. The Board of Directors has determined that each of Eric A. Elzvik, Jan Carlson and Kurt Jofs is an “audit committee financial expert”, as defined under the SEC rules and regulations, and that each of them qualifies as financially sophisticated under the applicable Nasdaq listing rules and are familiar with the accounting practices of an international company, such as Ericsson.

Work of the Audit and Compliance Committee in 2020

The Audit and Compliance Committee held seven meetings in 2020. Directors’ attendance is reflected in the table on page 11. During the year, the Audit and Compliance Committee reviewed the scope and results of external financial audits and the independence of the external auditor. Prior to publishing, the Committee also reviewed and discussed each interim report and the annual report with the external auditor. The Committee also monitored the external audit fees and approved non-audit-services performed by the external auditor in accordance with such policies and procedures.

The Committee approved the audit plan for the internal audit function based on among other things the annual risk assessment, and reviewed the reports of the internal audit function. The Committee also received and reviewed updates and reports under Ericsson Compliance Line, and from other internal reporting channels including updates on ongoing investigations within the Group.

The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process and monitored and evaluated the effectiveness and appropriateness of Ericsson’s anti-bribery and corruption program.

Finance Committee

The Finance Committee is responsible for preparing for resolution by the Board, matters related to the finance strategy including treasury operations with capital structure, capital targets and rating strategy.

Members of the Finance Committee

The Finance Committee consists of four Board members appointed by the Board in connection with the AGM 2020: Ronnie Leten (Chair), Helena Stjernholm, Roger Svensson (employee representative) and Jacob Wallenberg. The Board has appointed shareholder elected Board members with extensive industrial and financial experience to the Committee.

Work of the Finance Committee in 2020

The Finance Committee held three meetings in 2020. Directors’ attendance is reflected in the table on page 11. During 2020, the Finance Committee assessed possible impacts of COVID-19 on the Company’s financial strength and balance-sheet as well as reviewed the finance strategy including capital structure, capital targets, rating strategy and treasury operations.

Remuneration Committee

The Remuneration Committee’s responsibilities include:

•	Reviewing and preparing, for resolution by the Board, proposals on salary and other remuneration, including retirement compensation, for the President and CEO

•	Reviewing and preparing, for resolution by the Board, proposals to the AGM on Guidelines for remuneration to the Executive Team

•	Reviewing and preparing, for resolution by the Board, proposals to the AGM on the Long-Term Variable Compensation Program (LTV) and similar equity arrangements

•	Approving proposals on salary and other remuneration, including retirement compensation, for the members of the Executive Team (other than the President and CEO)

•	Approving proposals on targets for the short-term variable compensation (STV) for the members of the Executive Team (other than the President and CEO)

•	Approving payout of the STV for the members of the Executive Team members (other than the President and CEO), based on achievements and performance.

In its work, the Remuneration Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of the Executive Team.

Members of the Remuneration Committee

The Remuneration Committee appointed by the Board in connection with the AGM 2020 consisted of four Board members: Jon Fredrik Baksaas (Chair), Kurt Jofs, Ronnie Leten and Kjell-Åke Soting (employee representative). The Board has appointed shareholder elected Board members to the Committee with experiences from different markets of relevance to the Group.

During the year 2020, Peter Boreham from Mercer advised and assisted the Remuneration Committee as an independent expert.

Work of the Remuneration Committee in 2020

The Remuneration Committee held seven meetings in 2020. Director’s attendance is reflected in the table on page 11.

The Remuneration Committee reviewed and prepared a proposal for LTV 2020 for the Executive Team, for resolution by the Board and further approval by the AGM 2020. It further resolved on salaries and STV 2020 for the members of the Executive Team (other than the President and CEO), reviewed the vesting results for LTV 2017 and result of the 2019 Group Operating Income performance condition for LTV 2019, and prepared proposals regarding remuneration to the President and CEO for resolution by the Board. It also prepared guidelines for remuneration to the Executive Team for resolution by the Board and subsequent referral to the AGM 2020 for approval.

During the latter part of 2020, the Remuneration Committee reviewed the current LTV structure and executive remuneration, including 2021 targets for STV for the members of the Executive Team (other than the President and CEO) and the Remuneration Report required to be approved by the Board under new rules. The resulting proposals on LTV 2021 and the Remuneration Report will be referred to the AGM 2021 for approval.

For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements – note G2 Information regarding members of the Board of Directors and Group management and note G3 “Share-based compensation” in the Financial report and the “Remuneration report” appended to the Annual Report.

Technology and Science Committee

The responsibilities of the Technology and Science Committee include:

•	Reviewing and preparing for consideration and/or resolution by the Board, matters related to technology strategy and planning for the Group, monitoring the Group’s technology ecosystem and relationships and partnerships

•	Reviewing and preparing for consideration and/or resolution by the Board, matters related to science direction and influence on a geopolitical level.

11	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Members of the Technology and Science Committee

The Technology and Science Committee consists of five Board members appointed by the Board in connection with the AGM 2020: Kristin S. Rinne (Chair), Jan Carlson, Nora Denzel, Kurt Jofs and Roger Svensson (employee representative). The Board has appointed Board members to the Committee with extensive experience within technology.

Work of the Technology and Science Committee in 2020

The Technology and Science Committee held four meetings in 2020. Directors’ attendance is reflected in the table below. The Technology and Science Committee has during the year reviewed selected focus areas:

•	Transport Networks

•	Service exposure 5G RAN

•	Open Source

•	Technology outlook

•	Research and development.

Directors’ attendance and fees 2020

	Fees resolved by the AGM 2020			Number of Board/Committee meetings attended in 2020
Board member	Board fees, SEK1)		Committee fees, SEK	Board	Audit and Compliance- Committee	Finance Committee	Remun. Committee	Tech. and Science Committee
Ronnie Leten	4,075,000		375,000	13		3	7
Helena Stjernholm	1,020,000		175,000	13		3
Jacob Wallenberg	1,020,000		175,000	13		3
Jon Fredrik Baksaas	1,020,000		200,000	12			7
Jan Carlson	1,020,000		425,000	13	7			4
Nora Denzel 4)	1,020,000		175,000	13	2			4
Börje Ekholm	—	2)	—	13
Eric A. Elzvik	1,020,000		400,000	13	7
Kurt Jofs 5)	1,020,000		600,000	13	5		7	4
Kristin S. Rinne	1,020,000		200,000	13				4
Torbjörn Nyman	19,500	3)	10,500	13	7
Kjell-Åke Soting	19,500	3)	10,500	13			7
Roger Svensson	19,500	3)	10,500	13		3		4
Per Holmberg	19,500	3)	—	13
Anders Ripa	19,500	3)	—	13
Loredana Roslund	19,500	3)	—	13

Total number of meetings				13	7	3	7	4

1)	Non-employee Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.
2)	Board member remuneration resolved by the AGM is only for non-employee Directors elected by the shareholders.
3)	Employee representative Board members and their deputies are not entitled to a Board fee, but instead get paid compensation in the amount of SEK 1,500 per attended Board and Committee meeting.
4)	Resigned from the Audit and Compliance Committee as of March 31, 2020.
5)	Appointed member of the Audit and Compliance Committee as of March 31, 2020.

Remuneration to Board members

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.

The AGM 2020 approved the Nomination Committee’s proposal for fees to non-employee Board members for Board and Committee work. For further information on Board of Directors’ fees 2020, please refer to Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and Group management” in the Financial Report.

The shareholders at the AGM 2020 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares. A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The Directors’ right to receive payment with regard to allocated synthetic shares occurs, as a general rule, after the publication of the Company’s year-end financial statement during the fifth year following the General Meeting that resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interests with shareholder interests. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2020 and to the minutes from the AGM 2020, which are available at Ericsson’s website

12	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Members of the Board of Directors

Board members elected by the AGM 2020

Ronnie Leten

(first elected 2018)

Chair of the Board of Directors, Chair of the Finance Committee, Member of the Remuneration Committee

Born 1956. Master of Science in Applied Economics, University of Hasselt, Belgium.

Nationality: Belgium

Board Chair: Epiroc AB and Piab.

Board Member: AB SKF.

Holdings in Ericsson: 100,000 Class B shares 1), 128,452 call options 2). and 77,150 synthetic sharess 3).

Principal work experience and other information: President and CEO of Atlas Copco AB 2009–2017 and various leadership positions within the Atlas Copco Group 1997–2009 and 1985–1995. Previous positions include plant manager of Tenneco Automotive Inc., Belgium, 1995–1997 and various positions within General Biscuits 1979–1985.

Helena Stjernholm

(first elected 2016)

Deputy Chair of the Board of Directors, Member of the Finance Committee

Born 1970. Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden

Board Member: AB Industrivärden, AB Volvo and Sandvik AB.

Holdings in Ericsson: 20,060 Class B shares 1) and 38,835 synthetic shares 3).

Principal work experience and other information: President and CEO of AB Industrivärden since 2015. Partner in the private equity firm IK Investment Partners (2008–2015), with responsibility for the Stockholm office from 2011 to 2015. Investment Manager at IK Investment Partners (1998–2008). Previous experience as consultant for Bain & Company (1997–1998).

Jacob Wallenberg

(first elected 2011)

Deputy Chair of the Board of Directors, Member of the Finance Committee

Born 1956. Bachelor of Science in Economics and Master of Business Administration, Wharton School, University of Pennsylvania, USA. Officer of the Reserve, Swedish Navy.

Nationality: Sweden

Board Chair: Investor AB.

Deputy Board Chair: ABB Ltd., FAM and Patricia Industries.

Board Member: The Knut and Alice Wallenberg Foundation and Nasdaq Inc.

Holdings in Ericsson: 427,703 Class B shares 1) and 49,010 synthetic shares 3).

Principal work experience and other information: Chair of the Board of Investor AB since 2005. President and CEO of SEB in 1997 and Chair of SEB’s Board of Directors 1998–2005. Executive Vice President and CFO of Investor AB 1990–1993. Honorary Chair of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and member of the steering committee of the European Round Table of Industrialists, Deputy Chair of the Swedish-American Chamber of Commerce US, member of the International Advisory Board of the Atlantic Council, Washington DC, member of the International Business Council of the World Economic Forum, Trilateral Commission and the Advisory Board of Tsinghua University.

Jon Fredrik Baksaas

(first elected 2017)

Chair of the Remuneration Committee

Born 1954. Master of Science in Economics, NHH Norwegian School of Economics & Business Administration, Norway.

Nationality: Norway

Board Chair: Statnett SA and DNV GL Group AS.

Board Member: Svenska Handelsbanken AB.

Holdings in Ericsson: 38,533 synthetic shares 3).

Principal work experience and other information: President and CEO of Telenor (2002–2015). Previous positions within the Telenor Group since 1989, including deputy CEO, CFO and CEO of TBK AS. Previous positions include CFO of Aker AS, finance director of Stolt Nielsen Seaway AS and controller at Det Norske Veritas, Norway and Japan. Member of the GSMA Board (2008–2016) and Chair of the GSMA Board (2014–2016).

The Board memberships and holdings in Ericsson reported above are as of December 31, 2020.

1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)	Call options issued by Investor AB entitling to purchase Ericsson Class B shares.
3)

Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 11 for further information.

13	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Jan Carlson

(first elected 2017)

Member of the Audit and Compliance Committee and the Technology and Science Committee

Born 1960. Master of Science degree in Engineering Physics and Electrical Engineering, the University of Linköping, Sweden.

Nationality: Sweden

Board Chair: Autoliv Inc. and Veoneer Inc.

Holdings in Ericsson: 7,900 Class B shares 1) and 41,615 synthetic shares 2).

Principal work experience and other information: Chair and President and CEO of Veoneer Inc. since June 2018. President and CEO of Autoliv Inc. 2007–2018 and Chair of Autoliv Inc. since 2014. Previous positions within the Autoliv Group since 1999, including President Autoliv Europe, Vice President Engineering of Autoliv and President Autoliv Electronics. Previous positions include President of Saab Combitech and of Swedish Gate Array.

Nora Denzel

(first elected 2013)

Member of the Technology and Science Committee

Born 1962. Master of Business Administration, Santa Clara University, USA. Bachelor of Science in Computer Science, State University of New York, USA.

Nationality: USA

Board Member: Advanced Micro Devices Inc., NortonLifeLock Inc. and Talend S.A.

Holdings in Ericsson: 3,850 ADS 1) and 13,869 synthetic shares 2).

Principal work experience and other information: CEO (interim) of Outerwall Inc. (January 2015–August 2015). Senior Vice President Big Data, Marketing and Social Product Design and General Manager QuickBooks Payroll Division (2008–2012). Previous positions include Senior Vice President and General Manager of HP’s Global Software, Storage and Consulting Divisions (2000–2006), Senior Vice President Product Operations Legato Systems (bought by Dell EMC) and various engineering, marketing and executive positions at IBM. Non-Profit board member of the National Association of Corporate Directors (NACD) Northern California Chapter. Member of the Advisory Board of SUSE Linux.

Börje Ekholm

(first elected 2006)

President, CEO and Member of the Board

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Nationality: Sweden and USA

Board Member: Alibaba Group and Trimble Inc.

Holdings in Ericsson:

260,351 Class B shares and 1,009,000 ADS 1), 8,319 synthetic shares 2), and 2,000,000 call options 3).

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since 2017. CEO of Patricia Industries, a division within Investor AB (2015–2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Holds honorary Doctorate at KTH Royal Institute of Technology, Sweden. Since 2017, member of the Steering Committee of the World Economic Forum Digital Communication Governors. Member of the Board of the Swedish-American Chamber of Commerce New York.

Eric A. Elzvik

(first elected 2017)

Chair of the Audit and Compliance Committee

Born 1960. Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden and Switzerland

Board Chair: Global Connect Group.

Board Member: Landis+Gyr Group AG, AB Volvo and VFS Global.

Holdings in Ericsson: 10,000 Class B shares 1) and 13,869 synthetic shares 2).

Principal work experience and other information: CFO and member of the Group Executive Committee of ABB Ltd (2013–2017). Division CFO ABB Discrete Automation & Motion (2010–2012) and division CFO Automation Products Division (2006–2010). Previous positions within the ABB Group since 1984, including senior management positions within finance, mergers & acquisitions and new ventures. Currently, senior industrial advisor to EQT.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2020.

1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)

Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 11 for further information.

3)

Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/Investor AB respectively (further information is available in the Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and Group management” in the Financial Report).

14	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Board members elected by the AGM 2020, cont’d.

Kurt Jofs

(first elected 2018)

Member of the Remuneration Committee, the Audit and Compliance Committee and the Technology and Science Committee

Born 1958. Master of Science in Engineering, Royal Institute of Technology, Stockholm, Sweden.

Nationality: Sweden

Board Chair: Höganäs AB and Vesper Group.

Board member: AB Volvo and Feal AB.

Holdings in Ericsson: 50,000 Class B shares 1) and 19,378 synthetic shares 2).

Principal work experience and other information: Entrepreneur and investor with extensive experience in various industries. Previous positions include Executive Vice President and responsible for Ericsson’s Networks business 2003–2008, CEO of Segerström

& Svensson 1999–2001. CEO of Linjebuss 1996–1999, and various positions within ABB and Ericsson.

Kristin S. Rinne

(first elected 2016)

Chair of the Technology and Science Committee

Born 1954. Bachelor of Arts, Washburn University, USA.

Nationality: USA

Board member: Synchronoss.

Holdings in Ericsson: 25,595 synthetic shares 2).

Principal work experience and other information: Previously Senior Vice President, Network Technology, Network Architecture & Planning, at AT&T (2007–2014). CTO of Cingular Wireless (2005–2007) and VP Technology & New Product Development of Cingular Wireless (2000–2005). Previous positions within Southwestern Bell and SBC (1976–2000). Trustee of Washburn University Foundation. Member of the Advisory Board of Link Labs.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2020.

1)	The number of shares and ADS includes holdings by related person, if applicable.
2)

Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 11 for further information.

15	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Board members and deputies appointed by the trade unions

Torbjörn Nyman

(first appointed 2017)

Employee representative, Member of the Audit and Compliance Committee

Born 1961. Appointed by LO, the Swedish Trade Union Confederation.

Nationality: Sweden

Holdings in Ericsson: 33,415 Class B shares 1).

Employed since 1996. Working as ICT Strategic Product Manager within Business Area Networks.

Kjell-Åke Soting

(first appointed 2016)

Employee representative, Member of the Remuneration Committee

Born 1963. Appointed by PTK, the council for negotiation and cooperation.

Nationality: Sweden

Holdings in Ericsson: 9,016 Class B shares 1).

Employed since 1996. Working as Global SQA Manager within Business Area Networks.

Roger Svensson

(first appointed 2011)

Employee representative, Member of the Finance Committee and of the Technology and Science Committee

Born 1971. Appointed by PTK, the council for negotiation and cooperation.

Nationality: Sweden

Holdings in Ericsson: 14,891 Class B shares 1).

Employed since 1999. Working as Global Process Architect for Test within Business Area Networks.

Anders Ripa

(first appointed 2017)

Employee representative – Deputy

Born 1962. Appointed by PTK, the council for negotiation and cooperation.

Nationality: Sweden

Holdings in Ericsson: 2,377 Class B shares and 1,508 Class A shares 1).

Employed since 1998. Working as Security Advisor for Mission Critical Networks within Business Area Networks.

Loredana Roslund

(first appointed 2017)

Employee representative – Deputy

Born 1967. Appointed by PTK, the council for negotiation and cooperation.

Nationality: Sweden

Holdings in Ericsson: 2,238 Class B shares 1).

Employed since 1994. Working as Project Manager within R&D, Business Area Networks.

Per Holmberg

(first appointed 2018)

Employee representative – Deputy

Born 1966. Appointed by LO, the Swedish Trade Union Confederation.

Nationality: Sweden

Holdings in Ericsson: None 1).

Employed since 1996. Working as Manager within Business Area Networks.

Börje Ekholm was the only Director who held an operational management position at Ericsson in 2020.

1)	The number of shares and ADS reflects ownership as of December 31, 2020 and includes holdings by related persons, if applicable.

16	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Management

The President and CEO and the Executive Team

The Board of Directors appoints the President and CEO and the Executive Vice President(s). The President and CEO is responsible for the management of day-to-day operations and is supported by the other members of the Executive Team.

The role of the Executive Team is to:

•	Define Group strategies and policies, drive corporate agenda and establish a strong corporate culture

•	Determine targets for operational units, allocate resources and monitor unit performance

•	Secure operational excellence and realize global synergies through efficient organization of the Group.

The organizational structure includes four business areas, five geographical market areas and a number of supporting group functions.

Business areas are responsible for developing competitive product-led business solutions, including both products and services and for investing in research and development for technology and cost leadership. Segments have been defined for financial reporting purposes based on the business areas. See further information in Note B1, “Segment Information” in the Financial Report.

Market areas are responsible for selling and delivering customer solutions. Resources are moved closer to the customers in order to establish leading positions in critical markets.

Group functions are responsible for providing an effective support platform to the market areas and business areas to drive synergies and align ways of working across units and for driving the corporate agenda.

The Executive Team members as of December 31, 2020, are presented on pages 20–23.

Remuneration to the Executive Team

Guidelines for remuneration to the Executive Team were approved by the AGM 2020. For further information on fixed and variable remuneration, see the Remuneration Report and note G2, “Information regarding members of the Board of Directors and the Group management” in the Financial Report.

The Ericsson Group Management System

Ericsson has a global management system, the Ericsson Group Management System (EGMS). The EGMS aims to ensure a professional management of Ericsson’s operations, ensure ISO certification as decided, drive corporate culture and to ensure that the business is managed:

•	To fulfill the objectives of Ericsson’s major stakeholders (customers, shareholders, employees)

•	Within established risk limits and with reliable internal control

•	In compliance with relevant applicable laws, listing requirements, governance codes and corporate responsibilities.

EGMS is a framework consisting of rules and requirements for Ericsson’s business, specified through governance structures, ways of working,

processes, organizational descriptions, policies, directives and instructions. The management system is applied in Ericsson’s operations globally, and its consistency and global reach is designed to build trust in the way Ericsson works. EGMS is founded on ISO 9001 (international standard for quality management systems) but is designed as a dynamic governance system to enable Ericsson to adapt the system to evolving demands and expectations, including new legislation as well as customers’ and other stakeholders’ requirements. Ericsson implements external requirements only after thorough analysis and after putting them into the Ericsson context.

The main elements of EGMS are:

•	Management and control

•	Ericsson business processes

•	Organization and resources.

Management and control

Ericsson’s strategy process includes the whole chain from business intelligence and strategic forecasting to deployment of developed strategies into targets and programs in coordinated cycles; capturing the overall strategic direction, market development and progress of strategy execution.

Group-wide policies, directives and instructions govern how the organization works and are core elements in managing and directing Ericsson. The Group policies, directives and instructions contain, among other things, a Code of Business Ethics, a Code of Conduct for Business Partners and accounting and reporting directives to fulfill external reporting requirements. Ericsson has a Group Steering

Ericsson Group Management System

17	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Documents Committee that works to align policies and directives with Group strategies, values and structures.

Ericsson business processes

Ericsson business processes is a set of defined Group-wide processes integrated in EGMS. They describe how Ericsson delivers value to customers, proactively and on-demand. Ericsson business processes offer capabilities to translate customer requirements into defined products, solutions and services offered by Ericsson.

Organization and resources

Ericsson is operated in two dimensions: one operational structure and one legal structure. The operational structure aligns accountability and authority regardless of country borders and supports the process flows with cross-country operations. In the operational structure, Ericsson is organized in group functions, segments, business areas and market areas. The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purposes. There are more than 200 legal entities within the Ericsson Group with approximately 80 branch offices with representation (via legal entities, branch and representative offices) in more than 150 countries. Company culture defines the environment in which our employees work and includes a variety of elements, for example the core values, respect, professionalism and perseverance.

Chief Compliance Officer

Ericsson’s Board of Directors and Executive Team are committed to ensuring ethics and compliance remain a priority for the Group. The Audit and Compliance Committee monitors the effectiveness and appropriateness of Ericsson’s Ethics & Compliance Program. The Chief Compliance Officer (CCO) oversees the operation of the Ethics & Compliance Program, with particular focus on anti-bribery and corruption, antitrust, and anti-money laundering. The CCO reports to the Chief Legal Officer and has an additional reporting line to the Audit and Compliance Committee. Compliance officers located at Ericsson’s headquarters in Stockholm, Sweden, as well as in geographies consistent with Ericsson’s Market Area operating model, report directly to the CCO.

Insider Committee

Ericsson has established an Insider Committee to make assessments relating to the disclosure of inside information. The Insider Committee comprises the Chief Legal Officer, the Chief Financial Officer and the Chief Marketing and Communications Officer.

Audits, assessments and certification

The purpose of audits and assessments is to determine the level of compliance and to provide valuable information for understanding, analyzing and continually improving performance, hence to ensure that the EGMS is appropriate, effective and efficient in supporting Ericsson’s business. Management monitors compliance with policies, directives and processes through internal self-

assessment within the respective units. This is complemented by internal and external audits and assessments.

Due to demands and requirements from customers and other external stakeholders, Ericsson sometimes needs to take decisions on certification to stay competitive in the market. Certification means that Ericsson’s interpretation of standards or requirements are confirmed by a third-party via an assessment activity.

As the EGMS is a global system, group-wide ISO certificates are issued by a third-party certification body proving that the system is efficient throughout the whole organization as well as compliant to the ISO standards in scope. Ericsson is currently globally certified to ISO 9001 (Quality), ISO 14001 (Environment), OHSAS 18001 (Health & Safety) and ISO 27001 (Information Security). In 2020, Ericsson initiated the transition from OHSAS 18001 to ISO 45001 (Health & Safety). Selected Ericsson units are also certified to TL 9000 (telecom-specific standard). EGMS is also assessed within the scope of the audit plan of Ericsson’s internal audit function.

ISO/management system audits are performed by BSI (British Standards Institution). Internal audits are performed by the company’s internal audit function which reports to the Audit and Compliance Committee.

With a risk-based approach, Ericsson conducts audits of suppliers to secure compliance with Ericsson’s Code of Conduct for Business Partners, which includes rules that suppliers to the Ericsson Group must comply with. Ericsson’s external financial audits are performed by Deloitte AB.

ERM Process

18	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Risk management

The management of operational risks in Ericsson is embedded in various business processes and controls, such as decision tollgates and approvals. Certain cross-process risks are centrally coordinated, such as risks relating to information security, IT security, corporate responsibility, privacy and anti-bribery and corruption. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions. For further information on financial risk management, please see Notes to the consolidated financial statements – note F1 “Financial risk management” in the Financial Report.

Ericsson’s Enterprise Risk Management (ERM) framework is an integrated part of the EGMS. The aim of the ERM framework is to strengthen the Group’s governance by integrating risk management with the strategy-setting and execution.

The ERM framework is designed to establish an adequate and effective management of risk, i.e. the uncertainty in achieving the strategic objectives of the Company. The framework provides methods to identify, assess and treat the risks, and to agree on the Company’s risk appetite and risk tolerance. The ERM framework is based on five elements (illustrated above and described in the following text). It is applied across Ericsson’s operations and covers business areas, market areas and group functions. The framework comprises the minimum requirements that the units must meet to have a common basis for ERM to enable transparency and risk oversight.

Governance & Culture

Ericsson is executing on an ERM strategy with the aim to drive transformation in certain focus areas, such as risk culture, risk appetite and usage of risk weighted return concepts in strategic decisions, relation between risk and internal control, and aligned assurance.

Risk Governance

Each manager is responsible for handling the risks that emerges from the respective area of responsibility. The responsibility for the identified prime risks of the Company is always allocated to an Executive Team member. The Group Risk Management function is responsible for driving the ERM strategy execution and the ERM operations on Group level. The head of each group function, market area and business area, is accountable for appointing one or several risk manager(s) to drive risk management within the unit’s area of responsibility, and for overseeing the ERM in the respective unit. The CFO is accountable for performing oversight of ERM and the Board of Directors and the Audit and Compliance Committee are responsible for reviewing the effectiveness and appropriateness of the ERM.

Risk culture

Ericsson’s risk culture is reflected in the attitudes, behaviors, and understanding about risk, both positive and negative, that influence decisions made by leaders and employees. The implementation of Ericsson’s ERM Framework is supporting the five focus areas of the culture transformation initiative; Ericsson on the Move. For further information on Ericsson on the Move, please see page 2.

Strategy

Risk management is an important element of strategic decision making and value creation, since it captures the opportunities and threats that are related to reaching the strategic objectives. Ericsson’s risk management activities are interconnected with the development and deployment of Ericsson’s business plans and functional strategies.

Assessment & Treatment

Assessment and Treatment of risks are done in accordance with the ERM process (illustrated on page 17) that applies to the Group and to all roles with responsibilities with regards to risk management activities. It focuses on getting the group functions, market areas and business areas to connect their risks with strategic objectives and accountabilities for decision making, in a clear way. The process also covers the activities that are managed centrally by the Group Risk Management function.

Risk management planning

Risk management planning is done in collaboration between risk managers in the group functions, market areas, business areas and the Group Risk Management function.

Risk Identification and Risk Analysis

Current risks within the scope of accountability for the group function, market area and business area are identified in the bottom up risk identification process step. The appropriate risk manager engages the leadership teams and stakeholders in a unit and the organization to identify risks. In the top down risk identification, the Group Risk Management function conducts interviews with senior management, and external experts, to identify and refine the risks Ericsson faces,

The Risk Universe (illustrated on page 19) is used as inspiration to identify emerging risks and secure that all applicable risk categories are covered. Risk Descriptions cover event,

Risk Description	Treatment plan

19	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

cause and impact (illustrated on page 18). For further information on risks related to Ericsson’s business, see the chapter “Risk factors” in the Financial Report.

In the Risk Analysis process step, the impact of an identified risk is estimated considering four dimensions – financial risk, strategic risk, occupational health and safety risk, and reputational risk. The key risks in a unit are presented in a heat map (see example to the right). The heat map shows the impact and probability for each key risk and enables comparison for all kinds of risks and support prioritization.

Risk Treatment

For identified risks of relevance, treatment options are chosen, i.e. avoid or accept the risk, mitigate the probability or impact of the risk, or increase the risk in order to pursue an opportunity and described in a treatment plan (illustrated on page 18). Once the treatment plan is implemented, its effectiveness shall be assessed on an ongoing basis, and decisions shall be made where corrective actions are needed.

Risk sign-off

The risk sign-off entail a process step where the risks, including the responsibility for handling a risk and treatment plans, are acknowledged by the unit’s leadership team and aligned cross-Group in a workshop with the applicable leadership team and the head of the Group Risk Management function. Such workshops are arranged by the appropriate risk manager.

Group Risk Consolidation & Prime Risk Selection

The Group Risk Management function works to identify opportunities to consolidate risks based on commonalities: e.g. similar treatment plans or root causes. Further, the Group Risk Management function works to identify and hand over the responsibility of the Group consolidated risks, to the suitable unit for further analysis and treatment.

Ericsson’s prime risks are defined as the identified top risks in the Group. The responsibility for each such risk is allocated to an Executive Team member and these risks are given additional attention in terms of analysis and reporting. The Group Risk Management function identifies potential prime risks in the Ericsson risk register in collaboration with the responsible units and the Executive Team.

Communication & Reporting Risk Communication

Effective communication is important to enable employees to share information, work together, and support each other in managing risks in the business. The risk management community has the mission to create awareness, improve knowledge and favorably influence behavior of both internal and external stakeholders with respect to risk management issues and requirements. Ericsson has established a Group Risk Council to facilitate cross-Group alignment and improvements of the ERM framework as well as of the management of actual risks. The Head of Group Risk Management is the chair of the council in which all risk managers participate.

Risk Reporting

The risk managers coordinate the reporting of key risk status to the leadership teams within the respective unit on a regular basis. Each unit’s risk register is also reported to the Group Risk Management function as part of the Group risk consolidation and prime risk selection. Although the formal reporting to the Group Risk Management function is only required once a year, risks identified outside of the reporting cycle that could potentially be significant at Group level are required to be escalated when identified to the Group Risk Management function.

The Head of the Group Risk Management function reports, in collaboration with the

Prime Risk Owners, the status of the prime risks to the Executive Team and the Audit and Compliance Committee on a regular basis. These reports include a heat map overview and a more detailed reporting of prime risks and relevant treatment.

The illustration shows an example of the heat map used for presenting the key risks in a unit.

Monitoring

The Group Risk Management function monitors the efficiency and effectiveness of the ERM Framework. This is done through self-assessments but also by providing assessment requirements regarding risk management to the ISO 9001 internal assessment process and follow up on the internal assessment results. The Group Risk Management function also reviews internal and external audit results to address identified weaknesses as part of the continuous improvements of the ERM framework.

Risk Universe

20	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Members of the Executive Team

Börje Ekholm

President and CEO (since 2017)

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Nationality: Sweden and USA

Board Member: Telefonaktiebolaget LM Ericsson, Alibaba Group and Trimble Inc.

Holdings in Ericsson: 1)

260,351 Class B shares, 1,009,000 ADS, 8,319 synthetic shares, and 2,000,000 call options 2).

Background: CEO of Patricia Industries, a division within Investor AB (2015–2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Since 2017, member of the Steering Committee of the World Economic Forum Digital Communication Governors. Member of the Board of the Swedish-American Chamber of Commerce New York.

Fredrik Jejdling

Executive Vice President and Head of Business Area Networks (since 2017) and Head of Segment Networks

Born 1969. Master of Science in Economics and Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden

Board Member: Teknikföretagen and the Confederation of Swedish Enterprise.

Holdings in Ericsson: 1)

14,752 Class B shares.

Background: Senior Vice President and Head of Business Unit Network Services (2016–2017). Has held a variety of positions in commercial operations and financials, including Head of Region Sub-Saharan Africa, Head of Region India, and Head of Sales and Finance for Business Unit Global Services. Previous positions include senior positions with LUX Asia Pacific and Tele2 Group.

Arun Bansal

Executive Vice President (since June 10, 2020) and Head of Market Area Europe & Latin America (since 2017)

Born 1968. Bachelor of Engineering (Electronics), University of Jiwaji, India, and Postgraduate Diploma in Marketing, Indira Gandhi National Open University, India.

Nationality: India

Board Member: OPCOM Cables Sdn Bhd, Malaysia and Mycronic AB Sweden.

Holdings in Ericsson: 1)

54,108 Class B shares and 17,860 ADS.

Background: Various senior management positions, including Senior Vice President (2016–2017), Head of Business Unit-Radio (2014-2016), Head of South East Asia & Oceania and Country Manager in Indonesia and Bangladesh. Lived and worked across multiple countries and markets, including Malaysia, Sweden, Singapore, UK and USA.

MajBritt Arfert

Senior Vice President, Chief People Officer and Head of Group Function People (since 2017)

Born 1963. Bachelor of Human Resources, University of Gothenburg, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson: 1)

35,763 Class B shares.

Background: Acting Head of Group Function Human Resources (November 2016–March 2017). Previously Head of Human Resources Ericsson Sweden (2015–2017) and Vice President and Head of Human Resources Business Unit Support Solutions (2007–2015). Has held various senior positions in Ericsson including Head of Human Resources Business Unit Broadband Networks, Head of Human Resources Sony Ericsson Germany, Head of Human Resources Business Unit Transmission, Head of Human Resources Microwave Systems.

Changes in the Executive Team

•	Effective June 10, 2020, Arun Bansal was appointed Executive Vice President.

•	The Board memberships and Ericsson holdings reported above are as of December 31, 2020.

1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)

Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/Investor AB respectively (further information is available in the Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and the Group management” in the Financial Report).

21	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Xavier Dedullen

Senior Vice President, Chief Legal Officer, Head of Group Function Legal Affairs and Compliance and secretary of the Board of Directors of Telefonaktiebolaget LM Ericsson (since 2018)

Born 1964. Master of Laws (LL.M), New York University School of Law, USA, Master of Laws (Lic. Jur), KU University of Leuven, Belgium, and Bachelor in Law, Facultés Notre Dame de la Paix, Belgium.

Nationality: Belgium

Board Member: None.

Holdings in Ericsson: 1)

None.

Background: Previously Group General Counsel at Holcim Ltd (now called LafargeHolcim) (2013–2018) with responsibility for the Legal and Compliance functions, based in Switzerland. He started his career in private practice in New York in 1988 followed by various in-house positions of increasing seniority in the banking, power and telecom industries, based in the UK, Hong Kong and Switzerland. Prior to joining Holcim Ltd, he worked at Verizon (2004–2013) most recently as Vice President International – Legal and External Affairs.

Erik Ekudden

Senior Vice President, Chief Technology Officer and Head of Group Function Technology (since 2018)

Born 1968. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson: 1)

18,704 Class B shares and 8,972 ADS.

Background: Group Chief Technology Officer and Head of Technology and Architecture within Group Function Technology and Emerging Business (July 2017–March 2018). Joined Ericsson in 1993 and has held various management positions in the company, including Head of Technology Strategy, Chief Technology Officer Americas in Santa Clara US, and Head of Standardization and Industry. Member of the Royal Swedish Academy of Engineering Sciences (IVA). Since 2020, member of the Broadband Commission for Sustainable Development and member of the board of IVA’s Näringslivsråd.

Niklas Heuveldop

Senior Vice President and Head of Market Area North America (since 2017)

Born 1968. Master of Science in Industrial Engineering and Management, the Linköping Institute of Technology, Sweden.

Nationality: Sweden

Board Member: The Swedish-American Chamber of Commerce New York and CTIA – US wireless industry trade association.

Holdings in Ericsson: 1)

15,611 Class B shares and 13,741 ADS.

Background: Senior Vice President, Chief Strategy Officer and Head of Group Function Technology & Emerging Business (April 2017–March 2018). Previous positions include Chief Customer Officer and Head of Group Function Sales (2016–2017) and senior leadership positions across Europe and the Americas, including Head of Global Customer Unit AT&T and Head of Market Unit Central America and Caribbean. Previous positions outside Ericsson include CEO of ServiceFactory and COO of WaterCove Networks.

Chris Houghton

Senior Vice President and Head of Market Area North East Asia (since 2017)

Born 1966. Bachelor of Law, Huddersfield Polytechnic, United Kingdom.

Nationality: United Kingdom

Board Member: None.

Holdings in Ericsson: 1)

73,453 Class B shares.

Background: Head of Region North East Asia (2015–2017). Has also previously held management positions within Ericsson, including Head of Region India, Head of Customer Unit UK and Ireland and various management positions within Ericsson in China, Hungary, India, Ireland, Japan, Sweden and the UK.

The Board memberships and Ericsson holdings reported above are as of December 31, 2020.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

22	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Members of the Executive Team, cont’d.

Jan Karlsson

Senior Vice President, Head of Business Area Digital Services (since 2018) and Head of Segment Digital Services

Born 1966. Bachelor in Business Administration, ESSEC Business School, France.

Nationality: Sweden

Board Member: None

Holdings in Ericsson: 1)

1,343 Class B-shares and 6,853 ADS.

Background: Acting Head of Business Area Digital Services February–July 2018. Previous Head of Solution Area BSS within Business Area Digital Services. Before joining Ericsson early 2017 Jan Karlsson was the CEO of DigitalRoute, an ISV focusing on data collection & preprocessing across Telco and Non-telco verticals.

Peter Laurin

Senior Vice President and Head of Business Area Managed Services (since 2017) and Head of Segment Managed Services

Born 1971. Master of Technology, Chalmers University of Technology, Sweden, and Master of Business Administration, Gothenburg School of Economics and Commercial Law, Sweden.

Nationality: Sweden

Board Member: ByggVesta AB.

Holdings in Ericsson: 1)

18,021 Class B shares.

Background: Head of Region Northern Europe and Central Asia. Previous management positions within Ericsson include Head of Ericsson’s Global Customer Unit Vodafone (2013–2016) and various executive positions in North America, Asia and Europe. Previous external roles include positions in Arthur D. Little and Mediatude Ltd.

Stella Medlicott

Senior Vice President, Chief Marketing and Communications Officer and Head of Group Function Marketing & Corporate Relations (since 2019)

Born 1969. Bachelors of Arts (Hons) degree in Social Science, University of Lincoln (known at that time as University of Humberside), United Kingdom and Postgraduate Diploma in Marketing, Chartered Institute of Marketing, United Kingdom.

Nationality: United Kingdom

Board Member: None.

Holdings in Ericsson: 1)

7,455 Class B shares.

Background: Vice President of Marketing, Communications and Government Relations for Ericsson Market Area Europe and Latin America July 2017–June 2019. Prior to joining Ericsson, Stella Medlicott was Chief Marketing Officer at Red Bee Media, which was acquired by Ericsson in May 2014. She has over 25 years of marketing experience in major IT, telecoms and media companies including two years at Technicolor as VP Marketing and ten years at Siemens Communications as Global VP Marketing.

Carl Mellander

Senior Vice President, Chief Financial Officer and Head of Group Function Finance and Common Functions (since 2017)

Born 1964. Bachelor of Business Administration and Economics, University of Stockholm, Sweden and East- and South East Asia Program, Lund University, Sweden.

Nationality: Sweden

Board Member: International Chamber of Commerce (ICC) Sweden.

Holdings in Ericsson: 1)

51,741 Class B shares.

Background: Acting Chief Financial Officer and Head of Group Function Finance and Common Functions (July 2016–March 2017). Previous positions within Ericsson include Vice President and Group Treasurer, and Head of Finance in Region Western and Central Europe. Also held Head of Finance/CFO positions within the telecom operator space and defence industry.

The Board memberships and Ericsson holdings reported above are as of December 31, 2020.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

23	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Nunzio Mirtillo

Senior Vice President and Head of Market Area South East Asia, Oceania & India (since 2017)

Born 1961. Master in Electronic Engineering, Sapienza University, Italy.

Nationality: Italy

Board Member: None.

Holdings in Ericsson: 1)

58,245 Class B shares.

Background: Previously Head of Region Mediterranean. Previous management positions within Ericsson include Head of Sales Networks for Western Europe within Business Unit Networks, Head of Business Operations in Market Unit South East Europe and Key Account Manager for Wind Italy, Vodafone Italy and other customers.

Fadi Pharaon

Senior Vice President and Head of Market Area Middle East & Africa (since 2019)

Born 1972. Master of Science in Computer Science, KTH Royal Institute of Technology, Sweden and a Master of Business Administration, Heriot Watt University, Edinburgh Business School, Scotland.

Nationality: Sweden and Lebanon

Board Member: None.

Holdings in Ericsson: 1)

329 Class B shares and 1,124 ADS.

Background: Vice President of Networks & Managed Services (presales and commercial management) within Market Area Europe & Latin America. Previous management positions within Ericsson include Head of Presales and Strategy for Ericsson Region South East Asia & Oceania, and Country Manager for Ericsson Singapore and Brunei.

Åsa Tamsons

Senior Vice President and Head of Business Area Technologies & New Businesses (since 2018) and Head of Segment Emerging Business and Other

Born 1981. Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson: 1)

6,533 Class B shares.

Background: Head of Business Area Technology and Emerging Business (April–September 2018) and Group Strategy and M&A. Previously Partner at McKinsey

& Company, serving high-tech and telecommunications companies worldwide on growth strategies, digital and commercial transformations. Before joining Ericsson lived and work in the US, Brazil, France, Sweden and Singapore.

The Board memberships and Ericsson holdings reported above are as of December 31, 2020.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

24	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Auditor

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Ericsson’s auditor is currently elected each year at the AGM for a one-year mandate period. The auditor reports to the shareholders at General Meetings.

The duties of the auditor include:

•	Updating the Board of Directors regarding the planning, scope and content of the annual audit work

•	Reviewing the interim reports to assess that the financial statements are presented fairly in all material respects and providing review opinions over the interim reports for the third and fourth quarters and the year-end financial statements

•	Providing an audit opinion over the Annual Report

•	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.

Auditing work is carried out by the auditor continuously throughout the year. For further information on the contacts between the Board and the auditor, please see “Work of the Board of Directors” earlier in this Corporate Governance report.

Current auditor

In order to secure a timely auditor rotation, Deloitte AB was elected new auditor at the AGM 2020 for a period of one year, i.e. until the close of the AGM 2021. Deloitte AB has appointed Thomas Strömberg, Authorized Public Accountant, to serve as auditor in charge. Thomas Strömberg is also auditor in charge in Epiroc AB.

Fees to the auditor

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in note H5, “Fees to auditors” in the Financial Report.

Internal control over financial reporting

This section has been prepared in accordance with the Annual Accounts Act and the Swedish Corporate Governance Code and is limited to internal control over financial reporting.

Since Ericsson is listed in the US, the requirements outlined in the Sarbanes-Oxley Act (SOX) apply, subject to certain exceptions. These regulate the establishment and maintenance of internal control over financial reporting as well as management’s assessment of the effectiveness of the controls.

In order to support high-quality reporting and to meet the requirement of SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the internationally established 2013 COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s internal control report according to SOX will be included in Ericsson’s Annual Report on Form 20-F and filed with the SEC in the US.

Disclosure policies

Ericsson’s financial reporting and disclosure policies aim to ensure transparent, relevant and consistent communication with equity and debt investors on a timely, fair and equal basis. This will support a fair market value for Ericsson securities. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent – enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility

•	Consistent – comparable in scope and level of detail to facilitate comparison between reporting periods

•	Simple – to support understanding of business operations and performance and to avoid misinterpretations
•	Relevant – with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload

•	Timely – with regularly scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner

•	Fair and equal – where all material information is published via press releases to ensure that the whole investor community receives the information at the same time

•	Complete – free from material errors and a reflection of best practice – disclosures compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website comprises comprehensive information about the Group, including:

•	An archive of annual and interim reports

•	Access to recent news.

Disclosure controls and procedures

Ericsson has controls and procedures in place to allow for timely disclosure in accordance with applicable laws and regulations, including the US Securities Exchange Act of 1934, and under agreements with Nasdaq Stockholm and NASDAQ New York. These procedures also require that such information is provided to management, including the President and CEO and the CFO, so timely decisions can be made regarding required disclosure.

The Disclosure Committee assists management in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures. The Disclosure Committee comprises members with various expertise.

Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

25	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Ericsson’s President and CEO and the CFO evaluated the Company’s disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as of December 31, 2020. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Internal control over financial reporting

Ericsson has integrated risk management and internal control over financial reporting into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.

The control framework is updated regularly to reflect relevant changes in processes, tools usage, outcome of risk assessments, changes in legislations, etc. During the period covered by the Annual Report 2020, enhancements were initiated to strengthen the design of the controls and the efficiency of the internal control over financial reporting. The scope of the enhancements covers both business process controls and IT controls.

Although the Company has modified its workplace practices globally due to the COVID-19 pandemic, resulting in most of its employees working remotely, this has not significantly affected the Company’s internal controls over financial reporting.

Control environment

The Company’s internal control structure is based on the division of tasks between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:

•	Steering documents, such as policies and directives, and a Code of Business Ethics

•	A strong corporate culture

•	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority

•	Several well-defined Group-wide processes for planning, operations and support.

The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things:

•	Changes to laws

•	Financial reporting standards and listing requirements, such as IFRS and SOX.

The processes include specific controls to be performed to ensure high-quality financial reports. The management of each reporting legal entity, region and business unit is supported by a financial controller function with execution of controls related to transactions and reporting. The company controller functions are organized in a number of Company Control Hubs, each supporting a number of legal entities within a geographical area. A financial controller function is also established on Group level, reporting to the CFO.

Risk assessment

Risks of material misstatements in financial reporting may exist in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Other risks related to financial reporting include fraud, loss or embezzlement of assets and undue favorable treatment of counterparties at the expense of the Company.

Policies and directives regarding accounting and financial reporting cover areas of particular significance to support correct, complete and timely accounting, reporting and disclosure.

Identified types of risks are mitigated through well-defined business processes with integrated risk management activities, segregation of duties and appropriate delegation of authority. This requires specific approval of material transactions and ensures adequate asset management.

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.

Regular analyses of the financial results for each subsidiary, region and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, these procedures are designed to produce financial reports without material errors.

For external financial reporting purposes, the Disclosure Committee performs additional control procedures to review whether the disclosure requirements are fulfilled.

The Company has implemented controls to ensure that financial reports are prepared in accordance with its internal accounting and reporting policies and IFRS as well as with relevant listing regulations. It maintains detailed documentation on internal controls related to accounting and financial reporting. It also keeps records on the monitoring of the execution and results of such controls. This allows the President and CEO and the CFO to assess the effectiveness of the controls in a way that is compliant with SOX.

Entity-wide controls, focusing on the control environment and compliance with financial reporting policies and directives, are implemented in all subsidiaries. Detailed process controls and documentation of controls performed are also implemented in almost all subsidiaries, covering the items with significant materiality and risk.

In order to secure compliance, governance and risk management in the areas of legal entity accounting and taxation, as well as securing funding and equity levels, the Company operates through a Shared Service Center structure and a Company Control hub structure, covering subsidiaries in each respective geographical area.

Based on a common IT platform, a common chart of account and common master data, the hubs and shared services centers perform accounting and financial reporting services for most subsidiaries.

26	Corporate Governance report 2020 | Corporate governance report	Ericsson Annual Report on Form 20-F 2020

Information and communication

The Company’s information and communication channels support complete, correct and timely financial reporting by making all relevant internal process instructions and policies accessible to all the employees concerned. Regular updates and briefing documents regarding changes in accounting policies, reporting and disclosure requirements are also supplied.

Subsidiaries and operating units prepare regular financial and management reports for internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. Ericsson has established a whistleblower tool, Ericsson Compliance Line, that can be used for the reporting of alleged violations that:

•	are conducted by Group or local management, and

•	relate to corruption, questionable accounting, deficiencies in the internal control of accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Monitoring

The Company’s process for financial reporting is reviewed annually by management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The Shared Service Center and Company Control Hub Management continuously monitor accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and company controllers in subsidiaries as well as in business areas and market areas.

The Company’s financial performance is also reviewed at each Board meeting. The Committees of the Board fulfill important monitoring functions regarding remuneration, loans, investments, customer finance, cash management, financial reporting and internal control. The Audit and Compliance Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Company’s internal audit function reports directly to the Audit and Compliance Committee. The Audit and Compliance Committee also receives regular reports from the external auditor. The Audit and Compliance Committee follows up on any actions taken to improve or modify controls.

Board of Directors

Stockholm, March 3, 2021

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016-0680

About Ericsson
Ericsson provides high-performing solutions to enable its customers to capture the full value of connectivity. The Company supplies communication infrastructure, services and software to the telecom industry and other sectors. Ericsson has approximately 100,000 employees and serves customers in more than 180 countries. Ericsson is listed on Nasdaq Stockholm and the Ericsson ADS trade on NASDAQ New York. The Company’s headquarters are located in Stockholm, Sweden.
It all started in a mechanical workshop in Stockholm in 1876 where Lars Magnus Ericsson designed telephones and his wife Hilda manufactured them by winding copper wire coils. With 5G now a commercial reality, we continue to invest to strengthen our 5G leadership. Our portfolio is designed to help our customers digitalize and to increase efficiency in an intelligent and sustainable way, while finding new revenue streams.

Telefonaktiebolaget LM Ericsson
SE-164 83 Stockholm, Sweden
Telephone +46 10 719 00 00	EN/LZT 138 2297/2
www.ericsson.com	© Telefonaktiebolaget LM Ericsson 2021

Remuneration report

Part of
Ericsson
Annual Report
2020

Annual Report 2020

Financial report

Corporate Governance report

Remuneration report

ericsson.com

Contents

Remuneration report 2020
Statement from the Chair of the Remuneration Committee	1
Introduction	2
Remuneration 2020 at a glance	3
Total remuneration to the President and CEO and Executive Vice Presidents	5
Variable remuneration	6
Short term variable compensation (STV)	6
Long-term variable compensation (LTV)	7
Shareholding guidelines for the Executive Team	11
Comparative information on the change of remuneration and Company performance	11

The Report has been prepared in accordance with Chapter 8, Sections 53 a and 53 b of the Swedish Companies Act (2005:551) and the Remuneration Rules (December 1, 2020) issued by the Swedish Corporate Governance Board.

Information required under Chapter 5, Sections 40–44 of the Annual Accounts Act (1995:1554) is available in note G1–G4 in the Financial report.

Information on the work of the Remuneration Committee during 2020 is set out in the Corporate Governance report, which is available on page 10 in the Corporate governance report.

1 Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Remuneration report 2020

Statement from the Chair of

the Remuneration Committee

On behalf of the Board of Directors, I am pleased to present Ericsson’s Remuneration report for the financial year 2020. The Remuneration report describes how the Guidelines for remuneration to Group Management were implemented, as well as the long-term variable compensation program during 2020.

In 2020, Ericsson continued to successfully execute on the focused business strategy introduced in 2017 and has restored profitability and delivered organic growth, which enabled the Company to achieve its financial targets at Group level. Remaining committed to the targets for 2022, the Company continues to pursue selective, disciplined and profitable growth in order to build a stronger Ericsson in the long term.

It is only possible for Ericsson to accomplish its long-term goals under a strong leadership team with a mix of talent consisting of individuals with a range of backgrounds, skills and capabilities. This requires that the Company can attract, retain and motivate the right talent and can offer them competitive remuneration at a global level. Hence, Ericsson’s remuneration philosophy and practices are based on the principles of competitiveness, fairness, transparency and performance, with long-term value creation for shareholders as the overall purpose in order to successfully implement the Company’s strategy and sustainable long-term interests.

In 2020, the Guidelines for remuneration to Group Management, approved by the shareholders in March 2020, were successfully implemented and remuneration was paid in accordance with the applicable guidelines. In the annual total compensation review, each compensation element (at target level) in the total remuneration mix has been benchmarked against external local and global market levels where Ericsson competes for talent.

Furthermore, the use of the one-year Group operating income performance criterion for the long-term variable compensation programs starting from 2018 proved effective in terms of playing a key role in the achievement of Ericsson’s 2020 Group financial targets. The Remuneration Committee and the Board of Directors therefore proposes a long-term variable compensation program for 2021 with the same structure and performance criteria as the long-term variable compensation program for 2020 to the Annual General Meeting of shareholders in 2021.

In closing, I want to recognize the level of energy, determination and resilience demonstrated by the Executive Team and by all our people across the global organization in implementation of the focused strategy and achieving a successful turnaround especially during these difficult times. Thank you all!

Jon Fredrik Baksaas

Chair of the Remuneration Committee

2 Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Introduction

This Remuneration report (the Report) provides an outline of how the Guidelines for Remuneration to Group Management (the Guidelines) of Telefonaktiebolaget LM Ericsson (Ericsson or the Company), adopted by the Annual General Meeting of shareholders (AGM) 2020, have been implemented in the financial year 2020. The Report also provides details on total remuneration, including fixed and variable remuneration, to Ericsson’s President and CEO and the two Executive Vice Presidents. In addition, the Report contains a summary of the Company’s current short-term and long-term variable compensation programs to the Executive Team.

The remuneration to the President and CEO and the Executive Vice Presidents presented in the Report constitute their total remuneration, regardless of being paid through the Company or a Group company.

The Guidelines, adopted by the AGM 2020, can be found on page 20–24 in the Financial report. The auditor’s report regarding whether the Company has complied with the Guidelines is available on Ericsson’s website, www.ericsson.com.

Remuneration to the Board of Directors is not covered by this Report. Such remuneration is resolved annually by the AGM and is disclosed in note G2 on page 69–70 in the Financial report.

Executive outline

Information regarding Ericsson’s performance during the financial year can be found in the Annual Report 2020.

A successful implementation of the Company’s strategy and sustainable long-term interests requires that the Company can attract, retain and motivate the right talent and can offer them competitive remuneration. For Ericsson, long-term value creation for shareholders and pay for performance constitute a strong foundation for remuneration. The Guidelines aim to ensure alignment with Ericsson’s current remuneration philosophy and practices applicable for the Company’s employees based on the principles of competitiveness, fairness, transparency and performance. In particular to:

•	Attract and retain highly competent, high performing, and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy,

•	Encourage behavior consistent with Ericsson’s culture and core values,

•	Ensure fairness in reward by delivering total remuneration that is appropriate but not excessive, and clearly explained,

•	Have a total compensation mix of fixed pay, variable pay and benefits that is competitive where Ericsson competes for talent, and

•	Encourage variable remuneration which aligns employees with clear and relevant targets, reinforces their performance and enables flexible remuneration costs.

The Guidelines also aim to allow the Company to offer the members of the Executive Team attractive and competitive total remuneration globally.

Under the Guidelines, remuneration to the Executive Team shall be on market terms and may consist of the following components: fixed salary, variable remuneration, pension and other benefits. In addition to remuneration covered by the Guidelines, the shareholders have decided to implement long-term variable compensation programs (LTV). The programs LTV 2018, LTV 2019 and LTV 2020 are still ongoing.

During 2020, no derogations or deviations have been made from the applicable guidelines or from the decision procedures set out in the applicable guidelines for determining the remuneration to the Executive Team. No remuneration has been reclaimed during 2020.

The following key decisions with regards to remuneration were made during 2020:

•	Fixed salary review was conducted in January 2020, taking into account the total remuneration.

•	Outcomes of short-term variable remuneration determined by reference to performance against applicable financial measures and resulted in an outcome being at maximum, 100% and an outcome being 81,2%, respectively, for the Executive Vice Presidents.

•	Achieved vesting level of the LTV 2018 determined to be 200%, based on the pre-agreed performance criteria; Group operating income, relative and absolute total shareholder return (TSR).

•	Achieved vesting level for the LTV 2020 Group operating income performance criteria was determined to be 200%.

The Remuneration Committee supports the Board of Directors with the review and evaluation of the Guidelines and Ericsson’s application of the Guidelines. The Remuneration Committee and the Board of Directors have concluded that the Guidelines should not be further revised. The Guidelines approved by the AGM 2020 are valid until the AGM 2024. No changes are proposed to the Guidelines, and therefore no shareholder approval of remuneration guidelines will be required at the AGM 2021.

The Remuneration Committee and the Board of Directors evaluate the LTV programs to the Executive Team on an ongoing basis for effectiveness in serving their purpose to support achieving the Company’s strategic business objectives and sustainable long-term interests, as well as their facility to increase the long-term focus of the members of the Executive Team and align their interests with the long-term expectations and the interests of the shareholders.

Upon evaluation of the ongoing LTV programs to the Executive Team for 2018, 2019 and 2020, the Remuneration Committee and the Board of Directors concluded that these ongoing LTV programs, which are all the same in terms of plan structure, performance criteria and performance periods, enabled the Company to achieve its long-term objectives for 2020 set forth in 2017, especially with the inclusion of the one-year Group operating income performance criterion. Although the Group operating performance criterion has a one-year performance period, it has a three-year vesting period that is the same as the vesting periods for the absolute and relative TSR performance criteria, which is in line with the objectives of the LTV programs. This means that the participants cannot exercise any of the allocated Performance Share Awards until the three-year vesting period is completed and that the participants are fully exposed to share price movements for the three-year period.

The LTV programs for 2018, 2019 and 2020 facilitated to secure execution of the focused business strategy since its launch in 2017, and as a result the Company has restored profitability, delivered organic growth, achieved its long-term 2020 financial targets and in turn created increased shareholder value. As a result, the Board of Directors, upon recommendation from the Remuneration Committee, has resolved to propose to the AGM 2021 an LTV program to the Executive Team for 2021 with the same structure as LTV 2020. The aim of LTV 2021 remains to support achieving the Company’s strategic business objectives, sustainable long-term interests and to increase the long-term focus of the members of the Executive Team and align their interests with the long-term expectations and the interests of the shareholders.

3 Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Remuneration 2020 at a glance

Total remuneration

The table below summarizes how the remuneration elements outlined in the Guidelines have been applied in relation to the President and CEO and the Executive Vice Presidents. The table also summarizes information on LTV, as approved by the shareholders.

	Purpose and link to strategy	Key features	Implementation during the financial year that ended on December 31, 2020
Fixed salary	Support the attraction and retention of executive talent required to implement Ericsson’s strategy.

Deliver part of the annual compensation in a predictable format.

Salaries are normally reviewed annually in January taking into account:

•  Ericsson’s overall business performance,

•  business performance of the unit that the individual leads,

•  year-on-year performance of the individual,

•  external economic environment,

•  size and complexity of the position,

•  external market data,

•  pay and conditions for other employees based in locations considered to be relevant to the role.

When setting fixed salaries, the impact on total remuneration is also taken into consideration.

President and CEO: fixed annual salary of SEK 16,876,629 corresponding to an increase of 10% since 2019.

EVP Head of Business Area Networks: fixed annual salary of SEK 7,942,375, corresponding to an increase of 29% since 2019.

EVP Head of Market Area Europe and Latin America fixed salary of SEK 8,673,843 (appointed EVP in June 2020).

Other benefits	Provide market competitive benefits to support the attraction and retention of executive talent required to implement Ericsson’s strategy.

Benefits are set in line with competitive market practices in the individual’s country of employment.

The levels of benefits provided may vary year on year depending on the cost of the provision of benefits to the Company.

Benefits are capped at 10% of the annual fixed salary for members of the Executive Team located in Sweden.

Benefits for members of the Executive Team who are on long-term international assignment (LTA) in countries other than their home countries of employment, are determined in line with the Company’s global international mobility policy which may include (but is not limited to) commuting or relocation costs; cost of living adjustment, housing, home travel or education allowance; tax and social security equalization assistance.

President and CEO: other benefits to a value of SEK 770,276.

EVP Head of Business Area Networks: other benefits to a value of SEK 22,110.

EVP Head of Market Area Europe and Latin America: other benefits to a value of SEK 840,273.

Pension	Offer long term financial security and planning for retirement by way of providing competitive retirement arrangements in line with local market practices.	The pension plans follow competitive practice in the individual’s home country. Pension plans for the President and CEO and the Executive Vice Presidents are defined contribution plans.	Company pension contribution: • President and CEO: SEK 9,113,376 • EVP Head of Business Area Networks: SEK 3,457,409, • EVP Head of Market Area Europe and Latin America: SEK 516,344.

Short term variable compensation (STV)

Set clear and relevant targets for the Executive Team that are aligned with Ericsson’s strategy and sustainable long-term interests.

Provide individuals an earning opportunity for performance at flexible cost to the Company.

The President and CEO is not entitled to any STV.

Target opportunity is at 30% of fixed salary and maximum is 60% of fixed salary for the Executive Vice Presidents.

Performance measures, weightings and target levels are set annually.

Subject to malus and clawback.

Outcome of STV 2020: • EVP Head of Business Area Networks: 100% of the maximum opportunity • EVP Head of Market Area Europe and Latin America: 81,2% of the maximum opportunity.

Long term variable compensation (LTV)

Align the long-term interests of the members of the Executive Team with those of shareholders.

Rewards consistent with long-term performance in line with Ericsson’s business strategy.

Provide individuals with long-term compensation for long-term commitment and value creation in alignment with shareholder interests.

Awards granted after AGM approval.

Award levels are determined as percentage of fixed salary:

•  For the President and CEO 180% of fixed salary.

•  For the Executive Vice Presidents 50% of fixed salary.

Performance measures, weightings and targets levels are presented to the AGM for approval. Three-year vesting period.

Subject to malus and clawback.

Achieved vesting of LTV 2018 at 200% of target.

4 Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Remuneration earned in 2020

STV

The information presented for 2020 covers the financial year 2020, and the information for 2019 covers the financial year 2019.

LTV

The information presented for 2020 include information on LTV 2018 that will vest during 2021, and the information presented for 2019 include information on LTV 2017 that vested during 2020.

Performance outcome in 2020

To support the execution of Ericsson’s business strategy and achievement of the financial targets of the Group, the Company’s variable compensation programs focus on targets relating to economic profit, Group operating income and TSR. The variable remuneration is thereby designed to create incentives for the contribution to Ericsson’s short- and long-term strategic plan and business objectives.

5 Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Total remuneration to the President

and CEO and Executive Vice Presidents

The table below sets out total remuneration to the President and CEO and the Executive Vice Presidents of Ericsson during 2019 and 2020.

Total remuneration to the President and CEO and Executive Vice Presidents

			Fixed remuneration		Variable remuneration
Name and position	Financial year		Fixed salary (incl. vacation pay)	Other benefits1)	One-year variable2)	Multi-year variable3)	Additional arrangements4)	Pension5)	Total remuneration6)	Proportion of fixed remuneration7)	Proportion of variable remuneration8)
Börje Ekholm	2020		17,727,726	770,276	—	78,475,833	—	9,113,376	106,087,211	26%	74%
President and CEO	2019		16,299,080	600,572	—	72,397,175	—	8,284,891	97,581,719	26%	74%
Fredrik Jejdling	2020		7,925,971	22,110	4,415,425	9,025,678	—	3,457,409	24,846,592	46%	54%
Executive Vice President and Head of Business Area Networks	2019		6,933,652	142,305	3,085,500	3,724,945	—	3,282,635	17,169,037	60%	40%
Arun Bansal Executive	2020		8,673,843	840,273	2,253,084	9,844,590	—	516,344	22,128,134	45%	55%
Vice President and Head of Market Area Europe & Latin America 9,10)	2019	10)	—	—	—	—	—	—	—	—	—

1)	For further information about other benefits, see table regarding the Implementation of fixed remuneration and pension to the President and CEO and the Executive Vice Presidents.
2)	Amounts represent STV that was earned during the financial year that is paid the following year, i.e. for 2020 amounts represent STV 2020 and for 2019 amount represents STV 2019.
3)

Amounts represent the LTV for which all performance periods lapsed during the financial year and the EPSP share matching that took place during the financial year. For 2020 amounts represent LTV 2018 and for 2019 amounts represent LTV 2017. Amounts are calculated based on the numbers of Performance Share Awards that will vest at the end of the vesting period multiplied by the volume weighted average of the five last trading days of each financial year. The 2016 EPSP was settled and closed with the final delivery of the remaining performance matching shares to the participants on August 17, 2020. The 2016 EPSP performance period ended December 31, 2018, and since 2016 no EPSP has been introduced for members of the ET. The details of the EPSP are explained in the notes to the consolidated financial statements – note G3 share-based compensation, page 71 in the Financial report.

4)	Amounts represent discretionary additional arrangements approved by the Remuneration Committee or the Board of Directors that was made during the financial year
5)	Amounts represent cash in lieu of pension (for the President and CEO) or pension contributions (for the Executive Vice Presidents) paid during the financial year.
6)	Amounts represent the sum of Fixed remuneration, Variable remuneration, Additional arrangements and Pension.
7)	Amounts represent the sum of Fixed remuneration and Pension divided by Total remuneration.
8)	Amounts represent the sum of Variable remuneration and Additional arrangements divided by Total remuneration.
9)	Any remuneration in foreign currency has been translated to SEK at average exchange rates for the year.
10)

Arun Bansal was appointed Executive Vice President in June 2020. Fixed salary, Other benefits, One-year variable, Additional arrangements and Pension are calculated on a pro-rata basis for the time period June 1 – December 31, 2020. With regards to Multi-year variable, it constitutes LTV 2018 and EPSP share matching for the time period June 1 – December 31, 2020.

Implementation of fixed remuneration and pension to the President and CEO and the Executive Vice Presidents

The table below sets out the implementation of fixed remuneration and pension to the President and CEO and the Executive Vice Presidents.

	Fixed Salary	Other Benefits	Pension
Börje Ekholm President and CEO	When Börje Ekholm was appointed President and CEO, he had a fixed salary at par with the previous incumbent, which reflects Ericsson’s relative size and importance in Sweden. The Company has made a major turnaround since 2017 implementing the focused strategy under Börje Ekholm’s leadership, coupled with a shift in the Company’s culture. The new research and development (R&D) strategy delivers significant progress and the Company’s technology and pipeline have been strengthened by targeted business development. As a result, Ericsson delivers strong financial and operating performance despite fines related to the settlement with the US Department of Justice (DoJ) and Securities and Exchange Commission (SEC) investigation during 2019. To reflect the performance of the President and CEO up until the end of 2019, he was awarded a salary increase of 10% from January 1, 2020. The fixed salary level of 2020 is deemed appropriate in relation to the responsibility of being the President and CEO of a leading global ICT solutions provider compared to the compensation packages of President and CEOs of similar international companies.	In accordance with the Company’s Swedish benefits policy, Börje Ekholm is entitled to a company car or a cash allowance and other ordinary benefits as other employees in Sweden. Due to Börje Ekholm being resident in the USA he is also entitled to a US medical insurance as well as tax advisory services with regards to his income statement.	Börje Ekholm receives a cash payment in lieu of a defined contribution pension, because it is not possible to enroll him in the Swedish defined contribution pension plan (ITP1) due to his residency in the USA. The cash payment is treated as salary for the purposes of tax and social security and is made in a way which is cost neutral for Ericsson. Because Börje Ekholm’s remuneration package does not include an STV component, and because incentive payments in cash are included as part of the pensionable income under Swedish rules, it was agreed in his employment contract that his pension contribution would include an additional premium over annual fixed salary to take into account an assumed STV on-target opportunity.

Fredrik Jejdling Executive Vice President and Head of Business Area Networks	The salary level reflects Fredrik Jejdling’s responsibility as head of Ericsson’s largest segment Networks. The salary level is deemed competitive with regards to the external market of both other Executive Vice Presidents of leading global ICT solutions providers as well as smaller sized companies’ President and CEOs. Except from the fixed salary increase on January 1, 2020, Fredrik also received an extra salary increase of 14,4% for exceptional performance effective from August 1, 2020, which is reflected above.	In accordance with the Company’s Swedish benefits policy, Fredrik Jejdling is entitled to a company car or a cash allowance and other ordinary benefits as other employees in Sweden.	In accordance with Ericsson’s pension guidelines, Fredrik Jejdling participates in the defined contribution plan ITP1. He is not entitled to any other retirement benefit outside of the rules and regulations in the ITP.

Arun Bansal Executive Vice President and Head of Market Area Europe & Latin America	The fixed salary reflects Arun Bansal’s responsibility as head of two major geographies, both Europe and Latin America. His salary level is deemed competitive to reflect his responsibility. Arun Bansal is currently on LTA in the United Kingdom from his original employment in India. In accordance with best practice for international assignments, his compensation is set with a “home base approach”.	As Arun Bansal is on LTA, he is entitled to benefits in line with Ericsson’s international mobility policy such as housing allowance, transportation allowance, home travel, tax and social security equalization assistance and medical insurance.	In accordance with Ericsson’s pension guidelines and according to his employment contract, Arun Bansal is eligible for Ericsson’s LTA pension plan, International Pension Plan (IPP) and annual pension contribution is paid into Interben Trustees Limited in 2020.

6	Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Variable remuneration

Ericsson believes that, where possible, variable compensation should be encouraged as an integral part of total remuneration. First and foremost, this aligns the employees’ interests with Ericsson’s strategic business objectives, sustainable long-term interests and the relevant unit’s performance. In addition, it enables more flexible payroll costs and emphasizes the link between performance and pay.

All variable compensation plans have maximum award and vesting limits. Short-term variable compensation is to a greater extent dependent on the performance of Ericsson and the specific unit, while long-term variable compensation is dependent on the achievements of the Ericsson Group.

Short term variable compensation (STV)

Short-term annual variable compensation is delivered through cash-based programs that are dependent only on financial business targets. Specific financial business targets are derived from the annual business plan approved by the Board of Directors and, in turn, defined by the Company’s long-term strategy. Ericsson strives to achieve best-in-class margins and return on investment along with strong cash conversion and therefore the starting point is to have one core economic profit target which is a measure of operational profitability after the deduction of cost of capital.

For the Executive Team, economic profit targets are defined:

•	At Group level for heads of Group functions,

•	As a combination of Group level and business area level for heads of business areas,

•	As a combination of Group level and market area level for heads of market areas.

The President and CEO does not uphold any short-term variable compensation, with the main intention to encourage and ensure a long-term engagement and performance. The Remuneration Committee decides on and approves all targets which are set for other members of the Executive Team. These targets are cascaded within the organization and broken down to unit-related targets throughout the Company where applicable. The Remuneration Committee monitors the appropriateness and fairness of the Group, business area and market area target levels throughout the performance year and has the authority to revise them should they cease to be relevant or stretching or to enhance shareholder value. The current weighting for the Executive Vice Presidents as well as other business or market area heads is 40% Group Economic Profit target and 60% business/market area Economic Profit target.

The tables below set out the outcome of STV 2020 for each Executive Vice President, determined by reference to performance against applicable financial measures.

Executive Vice President and Head of Business Area Networks – Fredrik Jejdling (STV 2020)

		Threshold performance level (as % of Target)		Target performance level		Maximum performance level (as % of target)		Actual Performance (as % of target)
Measure	Weighting	SEK outcome at threshold performance		SEK outcome at target performance		SEK outcome at maximum performance		SEK outcome at actual performance
Group Economic Profit 1)	40%		61%		100%		139%		157%
		SEK	0	SEK	883,085	SEK	1,766,170	SEK	1,766,170
Business Area Networks	60%		84%		100%		125%		152%
Economic Profit1)		SEK	0	SEK	1,324,627	SEK	2,649,255	SEK	2,649,255

Total	100%	SEK	0	SEK	2,207,712	SEK	4,415,425	SEK	4,415,425

1)	Economic Profit means operating profit less cost of capital.

Executive Vice President and Head of Market Area Europe and Latin America– Arun Bansal (STV 2020)1)

		Threshold performance level (as % of Target)		Target performance level		Maximum performance level (as % of target)		Actual Performance (as % of target)
Measure	Weighting	SEK outcome at threshold performance1)		SEK outcome at target performance1)		SEK outcome at maximum performance1)		SEK outcome at actual performance1)
Group Economic Profit 2)	40%		61%		100%		139%		157%
		SEK	0	SEK	554,954	SEK	1,109,907	SEK	1,109,907
Market Area Europe and Latin America Economic Profit 2)	60%		71%		100%		129%		111%
		SEK	0	SEK	832,431	SEK	1,664,861	SEK	1,143,176

Total	100%	SEK	0	SEK	1,387,384	SEK	2,774,769	SEK	2,253,084

1)

Arun Bansal was appointed Executive Vice President in June 2020. SEK outcome at threshold performance, SEK outcome at target performance, SEK outcome at maximum performance and SEK outcome at actual performance, respectively, are calculated on a pro-rata basis for the time period June 1 – December 31, 2020.

2)	Economic Profit means operating profit less cost of capital.

7	Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Long-term variable compensation (LTV)

The current LTV programs have been designed to encourage long-term commitment and value creation in alignment with Ericsson’s long-term strategic objectives and shareholder interests. They form part of a total remuneration package and in general span over a minimum of three years. As these are variable compensation programs, the outcomes cannot be predicted when the programs are introduced and rewards depend on long-term personal commitment, corporate performance and share price development.

Since 2017, the introduced LTV programs within Ericsson consist of share-based remuneration for members of the Executive Team. The aim of the LTV programs is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the Executive Team with those of shareholders. Awards under LTV 2017, 2018, 2019 and 2020 (Performance Share Awards) are granted free of charge entitling the participants, provided that i.a. certain performance conditions are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (vesting period) under each program. Allotment of shares pursuant to Performance Share Awards are subject to the achievement of challenging performance criteria which are defined specific to each year’s program when the program was introduced. Which portion, if any, of the Performance Share Awards for LTV will vest is determined at the end of the relevant performance period based on the satisfaction of the predetermined performance criteria for that year’s LTV program, ranging from one to three years (performance period). It is generally required that the participant retains his or her employment over a period of three years from the date of grant of awards to be eligible for receiving the performance awards. Provided that the performance criteria have been met during the performance period and that the participant has retained his or her employment (unless special circumstances are at hand) during the service period, allotment of vested shares will take place as soon as practicably possible following the expiration of the vesting period. When determining the final vesting level of Performance Share Awards, the Board of Directors examines whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, reserves the right to reduce the vesting level to a lower level deemed appropriate.

The Board may, at any time prior to the Vesting Date of an award, reduce (including to zero) the number of shares to which an award relates, to the extent it considers appropriate, taking into account:

•	the Company’s financial results and position;

•	conditions on the stock market; and/or

•	such other circumstances as the Board considers appropriate.

In addition, the Company has the right in its discretion to deny in whole or in part the entitlement of a participant to the program related to the year(s) in which the participant has acted in breach of Ericsson’s Code of Business Ethics. The Company also has the right in its discretion to claim repayment in whole or in part the awards vested in respect of year(s) in which the participant has acted in breach of Ericsson’s code of Business Ethics, and the Participant agrees to repay accordingly.

The details for each of the ongoing long-term variable compensation programs within Ericsson, including the programs for other employees, are explained in the notes to the consolidated financial statements – note G3 share-based compensation, page 71 in the Financial report.

Long-Term Variable compensation program 2020 (LTV 2020)

LTV 2020 was approved at the AGM 2020 and includes all members of the Executive Team, a total of 15 Executive Team members in 2020, including the President and CEO. The participants were granted Performance Share Awards on April 1, 2020. The Performance Share Awards granted to the President and CEO and Executive Vice Presidents are summarized in the table below.

Grant information Long-Term Variable compensation program 2020 (LTV 2020)

Participant	Grant value1)	Grant value as percentage of annual base salary2)	Number of Performance Share Awards granted3)	Percentage of grant subject to performance condition4)	Maximum number of possible performance awards vesting5)
Börje Ekholm	30,377,932	180%	389,660	100%	779,320
Fredrik Jejdling	3,471,188	50%	44,525	100%	89,050
Arun Bansal6)	4,272,052	50%	54,797	100%	109,594

1)	Amounts represent base entitlement amount in SEK.
2)	Numbers represent base entitlement amount as percentage of the annual base salary at grant date.
3)

Calculated as the respective grant value divided by the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter 2019.

4)

All Performance Share Awards are subject to challenging performance criteria that are measured over pre-determined performance periods, ranging from one to three years. Performance criteria for LTV 2020 are: (i) Group operating income target (weight 50%) that is measured over the period January 1, 2020 to December 31, 2020; (ii) Absolute TSR development (weight 30%) ranging from 6–14% compounded annual growth rate; (iii) Relative TSR development (weight 20%) for the Ericsson B share, ranking 6–2 against 11 peer companies, measured over the period January 1, 2020 to December 31, 2022. The performance criteria for LTV 2020 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2020 under Item 17.

5)	The maximum number of shares that could vest will result in a dilution of less than 0.1% of the total number of outstanding shares. The effect on important key figures is only marginal.
6)

The grant of LTV 2020 took place April 1, 2020, i.e. prior to Arun Bansal being appointed Executive Vice President in June 2020. The numbers presented represent his total grant under LTV 2020, since the program is ongoing.

8	Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Performance outcome under LTV 2018 and Group operating income target for LTV 2020

LTV 2018 and LTV 2020 had targets with performance periods ending December 31, 2020, which are summarized in the tables below. LTV 2018 will vest during 2021 since all performance periods under the program have now ended. LTV 2020 will not vest until 2023, but the performance period for the one-year Group operating income target of LTV 2020 ended on December 31, 2020.

LTV 2020 performance criteria

Program	Target	Criteria	Weight	Performance Period	Vesting opportunity (linear pro rata)	Achievement	Achieved vesting level1)
LTV 2020	2020 Group Operating Income	Range (SEK billion) 19.1–27.9	50%	Jan 1, 2020 - Dec 31, 2020	0–200%	SEK 29.1 billion2)	200.00%
LTV 2020	Absolute TSR	Range 6–14%	30%	Jan 1, 2022 - Dec 31, 2022	0–200%	—	—
LTV 2020	Relative TSR	Ranking of Ericsson 6–2	20%	Jan 1, 2022 - Dec 31, 2022	0–200%	—	—

Total			100%		0–200%

1)

The Board of Directors resolved on the achieved vesting level for the 2020 Group operating income performance criteria as 200% for this portion of the Performance Share Awards granted based on a 2020 Group operating income outcome. For further information regarding the number or Performance Share Awards earned for each of the President and CEO and the Executive Vice Presidents, see table Long-Term Variable compensation (LTV) to the President and CEO and the Executive Vice Presidents. Vesting of the Performance Share Awards will occur at the end of the vesting period in 2023.

2)	Excludes restructuring charges.

LTV 2018 performance criteria

Program	Target1)	Criteria	Weight	Performance Period	Vesting opportunity (linear pro rata)	Achievement	Achieved vesting level2)
LTV 2018	2018 Group Operating Income	Range (SEK billion) 4.6–9.6	50%	Jan 1, 2018 - Dec 31, 2018	0–200%	SEK 11.5 billion	200.00	%1)
LTV 2018	Absolute TSR	Range 6%–14%	30%	Jan 1, 2018 - Dec 31, 2020	0–200%	26.92%	200.00	%2)
LTV 2018	Relative TSR	Ranking of Ericsson 7–2	20%	Jan 1, 2018 - Dec 31, 2020	0–200%	1.94 out of 12	200.00	%2)

Total			100%		0–200%		200.00%

1)

As communicated in the Annual Report 2018, the Board of Directors resolved on the achieved vesting level for the 2018 Group operating income performance criteria as 200% for this portion of the Performance Share Awards granted based on a 2018 Group operating income outcome excluding restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.

2)

The Board of Directors resolved on the achieved vesting levels for the absolute TSR and relative TSR development performance criteria as 200% and 200% respectively based on the achievement results of 26.92% absolute TSR and 1.94 ranking for relative TSR, which resulted in an overall achieved vesting level of 200% for LTV 2018. Vesting of Performance Share Awards will occur at the end of the vesting period in 2021. For further information regarding the number or Performance Share Awards earned for each of the President and CEO and the Executive Vice Presidents, see table Long-Term Variable compensation (LTV) to the President and CEO and the Executive Vice Presidents.

9	Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Long term variable compensation (LTV) to the President and CEO and the Executive Vice Presidents

The table below sets out relevant information of LTV 2017, 2018, 2019 and 2020 with regards to the President and CEO and the Executive Vice Presidents.

Long-Term Variable compensation (LTV) to the President and CEO and the Executive Vice Presidents

Main conditions of share award plans									Information regarding reported financial year
Name and position	Program	Target (weight)1)	Grant date2)	Performance period3)	Performance period end date4)	Vesting Date5)	Performance share awards granted (value in SEK)6)	Maximum number of possible performance awards vesting (value in SEK)7)	Opening balance (value in SEK)8)	Performance Share Awards earned during the year (value in SEK)9)	Performance Share Awards still subject to performance condition (value in SEK)10)	Performance Share Awards vested during the year (value in SEK)11)	Year-end balance, earned performance share awards unvested (value in SEK)12)
Börje Ekholm President and CEO	LTV 2020	Group Operating Income	2020-04-01	1 year	2020-12-31	2023-04-01	194 830 (15,188,966)	389,660 (30,377,932)		389,660 (38,245,129)			389,660 (38,245,129)
		TSR performance criteria	2020-04-01	3 years	2022-12-31	2023-04-01	194,830 (15,188,966)	389,660 (30,377,932)			389,660 (38,245,129)
	LTV 2019	Group Operating Income	2019-05-18	1 year	2019-12-31	2022-05-18	146,087 (13,808,151)	291,174 (27,616,302)	291,174 (24,192,007)				291,174 (28,676,878)
		TSR performance criteria	2019-05-18	3 years	2021-12-31	2022-05-18	146,087 (13,808,151)	291,174 (27,616,302)			291,174 28,676,878)
	LTV 2018	Group Operating Income	2018-05-18	1 year	2018-12-31	2021-05-18	199,888 (13,150,620	399,776 (26,301,240)	399,776 (33,101,453)				399,776 (39,238,014)
		TSR performance criteria	2018-05-18	3 years	2020-12-31	2021-05-18	199,887 (13,150,620)	399,774 (26,301,240)		399,774 (39,237,818)			399,774 (39,237,818)
	LTV 2017	TSR performance criteria	2017-05-18	3 years	2019-12-31	2020-05-18	447,244 (25,560,000)	894 488 (51,120,000)	874,362 (72,397,175)			874,362 (72,507,054)

							1,528,853	3,057,706	1,566,312	789,434	681,834	874,362	1,481,384
	Total						(109,855,474)	(219,710,948)	(129,690,635)	(77,482,947)	(66,922,007)	(72,507,054)	(145,397,840)

Main conditions of share award plans									Information regarding reported financial year
Name and position	Program	Target (weight)1)	Grant date2)	Performance period3)	Performance period end date4)	Vesting Date5)	Performance share awards granted (value in SEK)6)	Maximum number of possible performance awards vesting (value in SEK)7)	Opening balance (value in SEK)8)	Performance Share Awards earned during the year (value in SEK)9)	Performance Share Awards still subject to performance condition (value in SEK)10)	Performance Share Awards vested during the year (value in SEK)11)	Year-end balance, earned performance share awards unvested (value in SEK)12)
Fredrik Jejdling Executive Vice President and Head of Business Area Networks	LTV 2020	Group Operating Income	2020-04-01	1 year	2020-12-31	2023-04-01	22,262 (1,735,594)	44,524 (3,471,188)		44,524 (4,370,031)			44,524 (4,370,031)
		TSR performance criteria	2020-04-01	3 years	2022-12-31	2023-04-01	22,263 (1,735,594	44,526 (3,471,188)			44,526 (4,370,227)
	LTV 2019	Group Operating Income	2019-05-18	1 year	2019-12-31	2022-05-18	16,321 (1,542,750)	32,642 (3,085,500)	32,642 (2,702,758)				32,642 (3,203,812)
		TSR performance criteria	2019-05-18	3 years	2021-12-31	2022-05-18	16,322 (1,542,750)	32,644 (3,085,500)			32,644 (3,204,009)
	LTV 2018	Group Operating Income	2018-05-18	1 year	2018-12-31	2021-05-18	22,991 (1,512,500)	45,982 (3,025,000)	45,982 (3,807,310)				45,982 (4,513,133)
		TSR performance criteria	2018-05-18	3 years	2020-12-31	2021-05-18	22,988 (1,512,500)	45,976 (3,025,000)		45 976 (4,512,544)			45 976 (4,512,544)
	LTV 2017	TSR performance criteria	2017-05-18	3 years	2019-12-31	2020-05-18	21,653 (1,237,500)	43,302 (2,475,000)	42,332 (3,505,058)			42,332 (3,510,409)

							144,800	289,600	120,956	90,500	77,170	42,322	169,124
	Total						(10,189,188)	(21,638,376)	(10,015,125)	(8,882,575)	(7,574,236)	(3,510,409)	(16,599,521)

1)	The TSR performance criteria includes both the absolute and the relative performance criteria for each respective program.
2)	Grant date represents the date at which the initial grant was made.
3)	Performance period represents the period over which the performance criteria will be measured.
4)	Performance period end date represents the date when the performance period ends.
5)	Vesting date represents the date of which the Performance Share Awards, if any, will vest and entitle the participants to receive shares free of charge.
6)	Numbers represent the number of initial Performance Share Awards that were granted at the grant date. SEK values represent the equivalent value at the grant date.
7)	Numbers represent the maximum number of Performance Share Awards that could be earned for each performance criteria.
8)

Numbers represent the balance at the beginning of the year, which includes earned Performance Share Awards for previous year(s) that are yet to vest. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the previous financial year.

9)

Numbers represent the number of Performance Share Awards earned that had a performance period ending during the financial year. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the financial year.

10)	Numbers represent the maximum number of outstanding Performance Share Awards that are still subject to an ongoing performance period.
11)

Numbers represent the number of Performance Share Awards that had a vesting period ending during the financial year and which entitled the participant to receive shares free of charge. SEK values represent the actual value of shares given to the participant at the vesting date.

12)

Numbers represent the balance at the end of the year, which includes earned Performance Share Awards for the financial year and previously earned Performance Share Awards that are yet to vest. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the financial year.

10	Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Long term variable compensation (LTV) to the President and CEO and the Executive Vice Presidents, contd.

Main conditions of share award plans									Information regarding reported financial year
Name and position	Program	Target (weight)1)	Grant date2)	Performance period3)	Performance period end date4)	Vesting Date5)	Performance share awards granted (value in SEK)6)	Maximum number of possible performance awards vesting (value in SEK)7)	Opening balance (value in SEK)8)	Performance Share Awards earned during the year (value in SEK)9)	Performance Share Awards still subject to performance condition (value in SEK)10)	Performance Share Awards vested during the year (value in SEK)11)	Year-end balance, earned performance share awards unvested (value in SEK)12)
Arun Bansal Executive Vice President and Head of Market Area Europe & Latin America13)	LTV 2020	Group Operating Income	2020-04-01	1 year	2020-12-31	2023-04-01	27,399 (2,136,026)	54,798 (4,272,052)		54,798 (5,378,424)			54,798 (5,378,424)
		TSR performance criteria	2020-04-01	3 years	2022-12-31	2023-04-01	27,398 (2,136,026)	54,796 (4,272,052)			54,796 (5,378,227)
	LTV 2019	Group Operating Income	2019-05-18	1 year	2019-12-31	2022-05-18	18,909 (1,787,323)	37,818 (3,574,646)	37,818 (3,131,330)				37,818 (3,711,837)
		TSR performance criteria	2019-05-18	3 years	2021-12-31	2022-05-18	18,909 (1,787,323)	37,818 (3,574,646)			37,818 (3,711,837)
	LTV 2018	Group Operating Income	2018-05-18	1 year	2018-12-31	2021-05-18	24,745 (1,627,930)	49,490 (3,255,860)	49,490 (4,097,772)				49,490 (4,857,444)
		TSR performance criteria	2018-05-18	3 years	2020-12-31	2021-05-18	24,743 (1,627,930)	49,486 (3,255,860)		49 486 (4,857,051)			49 486 (4,857,051)

							142,103	284,206	87,308	104,284	92,614		191,592
	Total						(11,102,558)	(22,205,116)	(7,229,102)	(10,235,475)	(9,090,064)		(18,804,755)

1)	The TSR performance criteria includes both the absolute and the relative performance criteria for each respective program.
2)	Grant date represents the date at which the initial grant was made.
3)	Performance period represents the period over which the performance criteria will be measured.
4)	Performance period end date represents the date when the performance period ends.
5)	Vesting date represents the date of which the Performance Share Awards, if any, will vest and entitle the participants to receive shares free of charge.
6)	Numbers represent the number of initial Performance Share Awards that were granted at the grant date. SEK values represent the equivalent value at the grant date.
7)	Numbers represent the maximum number of Performance Share Awards that could be earned for each performance criteria.
8)

Numbers represent the balance at the beginning of the year, which includes earned Performance Share Awards for previous year(s) that are yet to vest. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the previous financial year.

9)

Numbers represent the number of Performance Share Awards earned that had a performance period ending during the financial year. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the financial year.

10)	Numbers represent the maximum number of outstanding Performance Share Awards that are still subject to an ongoing performance period.
11)

Numbers represent the number of Performance Share Awards that had a vesting period ending during the financial year and which entitled the participant to receive shares free of charge. SEK values represent the actual value of shares given to the participant at the vesting date.

12)

Numbers represent the balance at the end of the year, which includes earned Performance Share Awards for the financial year and previously earned Performance Share Awards that are yet to vest. SEK values are calculated as the number of earned Performance Share Awards multiplied by the volume weighted average share price of the five last trading days for the financial year.

13)

Information disclosed for Arun Bansal covers ongoing LTV programs with vesting dates occurring after the date of his appointment as Executive Vice President in June 2020, i.e. LTV 2018, LTV 2019 and LTV 2020.

11	Remuneration report 2020	Ericsson Annual Report on Form 20-F 2020

Shareholding guidelines for the Executive Team

The Board of Directors have adopted the following shareholding guidelines to be applied to the current and future members of the Executive Team effective from January 1, 2019 in order to encourage acquiring and maintaining a level of ownership of shares that more closely aligns the interests of the members of the Executive Team with those of the Company’s shareholders:

•	The President and CEO is required to build up and maintain a shareholding equivalent to at least 200% of his gross annual base salary.

•	The other members of the Executive Team are required to build up and maintain a shareholding equivalent to at least 75% of their gross annual base salaries.

The current members of the Executive Team have five years to build up the required share ownership starting from January 1, 2019. In case of new appointments to the Executive Team, the new members will be expected to fulfil the share ownership requirement at the fifth anniversary of the receipt of their first grant of Performance Share Awards under the LTV program. The Board of Directors will consider as counting towards the applicable shareholding objective;

•	any interests in Ericsson B shares held or acquired directly by the member of the Executive Team,

•	any vested but unexercised options (post-tax, post-exercise cost value),

•	any equity awards held by the member of the Executive Team where performance and/or employment conditions have been met, but which are subject to a holding period (on a post-tax basis).

Any unvested share, synthetic share or share option awards subject to performance conditions or continued employment shall not count towards the shareholding guideline requirements.

The Remuneration Committee shall monitor adherence to the shareholding guidelines and report periodically to the Board of Directors, and inform the members of the Executive Team of the extent to which the shareholding guidelines have been met.

The holdings of the Executive Team are set out in the Corporate Governance report, which is available on page 20–23 in the Corporate Governance report.

Comparative information on the change

of remuneration and Company performance

Comparative table on the change of remuneration and company performance over the last two reported financial years

	2020 (% change)				2019
Remuneration for the President and CEO and Executive Vice Presidents	Fixed remuneration1)		Variable remuneration2)		Fixed remuneration1)	Variable remuneration2)	Comments
President and CEO Börje Ekholm	18,498,002 (13%	)	72,507,054		16,299,080	0	LTV 2017 vested and shares were transferred in May 2020
Executive Vice President Fredrik Jejdling	7,948,081 (15%	)	6,595,909 (103%	)	6,933,652	3,244,887	LTV 2017 vested and shares were transferred in May 2020
Executive Vice President Arun Bansal3)	9,514,116		130,096		—	—	Only remuneration received after his appointment as EVP in June 2020 are included

Ericsson performance
Group Operating Income	27,808 (163%	)			10,564
Group Net Sales	232,390 (2,28%	)			227,216
Share price as per December 31 of the financial year	97,64 (19,72%	)			81,56

Average remuneration to employees on a full-time equivalent basis
Employees of the Company4)	790,295 (–23%	)	299,589 (25%	)	1,030,185	238,913	Annual salary review for the employees of the company was postponed as a result of the union negotiations. The number of employees increased from 322 to 343, approximately 65% of employees in the parent company does not have variable remuneration

1)	Fixed remuneration includes fixed salary and other benefits.
2)

Variable remuneration for the President and CEO and the Executive Vice Presidents include STV and LTV, as applicable. For the employees of the Company, the variable remuneration includes short- and long-term variable compensation. For comparability reasons, the variable remuneration represents numbers vested during the financial year, since performance evaluations and long-term variable compensation programs for other employees that have performance periods ending during the financial year 2020 are yet to be finalized.

3)	Arun Bansal was appointed Executive Vice President in June, 2020. Information disclosed covers the time period June 1 – December 31, 2020.
4)	Employees of Telefonaktiebolaget LM Ericsson, excluding the President and CEO and the other members of the Executive Team employed within the Company.

Board of Directors

Stockholm, March 3, 2021

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016-0680

Ericsson Annual Report on Form 20-F 2020

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

March 25, 2021

By:	/s/ Jonas Stringberg
Jonas Stringberg
Vice President, Head of Financial Control and Business Services

By:	/s/ Xavier Dedullen
Xavier Dedullen
Senior Vice President, Chief Legal Officer